                                                      Registration No. 333-
                                                                 & 811-8174

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                   FORM S-6

        FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF
                   UNIT INVESTMENT TRUSTS REGISTERED ON
                                  FORM N-8B-2
                       INITIAL REGISTRATION STATEMENT

                       LB VARIABLE INSURANCE ACCOUNT I
                         (Exact Name Of Registrant)

                       AID ASSOCIATION FOR LUTHERANS
                            (Name of Depositor)

                625 Fourth Avenue South, Minneapolis, Minnesota 55415
                (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including Area Code:  (612) 340-7005

                     NAME AND ADDRESS OF AGENT FOR SERVICE
                             John C. Bjork
                         625 Fourth Avenue South
                       Minneapolis, Minnesota 55415

                 APPROXIMATE DATE OF THE PROPOSED PUBLIC OFFERING
     As soon as practicable after effectiveness of the Registration Statement.

                        TITLE OF SECURITIES BEING REGISTERED
            Interest in a separate account under individual flexible premium variable life insurance contracts.

                              -----------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                             LB VARIABLE INSURANCE ACCOUNT I

                                                 CROSS REFERENCE SHEET
                                            (Reconciliation and Tie Sheet)

Item Number of
  Form N-8B-2            Heading in the Prospectus
--------------           -------------------------

      1                  Cover Page
      2                  Cover Page
      3                  Not Applicable
      4                  Sales and Other Agreements
      5                  The Variable Account
      6                  The Variable Account
      7                  Not Applicable
      8                  Not Applicable
      9                  Legal Proceedings
      10                 Summary; Contract Benefits; Payment and Allocation
                           of Premiums; Death Benefit Guarantee; Contract
                           Rights; General Provisions; Voting Rights
      11                 Summary; LB Series Fund, Inc.
      12                 LB Series Fund, Inc.; Sales and Other Agreements
      13                 Summary; Charges and Deductions; LB Series Fund,
                           Inc.
      14                 Aid Association for Lutherans and the Variable
                           Account; Issuance of a Contract; General
                           Provisions
      15                 Payment and Allocation of Premiums
      16                 Aid Association for Lutherans and the Variable
                           Account; Payment and Allocation of Premiums
      17                 Summary; LB Series Fund, Inc.; Contract Benefits;
                           Charges and Deductions; Contract Rights; General
                           Provisions
      18                 Aid Association for Lutherans and the Variable
                           Account; Contract Benefits; Payment and
                           Allocation of Premiums; Contract Rights
      19                 General Provisions; Voting Rights
      20                 Not Applicable
      21                 Loan Privileges
      22                 Not Applicable
      23                 Sales and Other Agreements
      24                 Definitions; General Provisions
      25                 Aid Association for Lutherans and the Variable
                           Account
      26                 Aid Association for Lutherans and the Variable
                           Account
      27                 Aid Association for Lutherans and the Variable
                           Account; Our Directors and Officers
      28                 Aid Association for Lutherans and the Variable
                           Account
      30                 Not Applicable
      31                 Not Applicable
      32                 Not Applicable
      33                 Not Applicable
      34                 Not Applicable
      35                 Sales and Other Agreements
      36                 Not Applicable
      37                 Not Applicable
      38                 Summary; Sales and Other Agreements
      39                 Summary; Sales and Other Agreements
      40                 Not Applicable
      41                 Summary; Sales and Other Agreements
      42                 Not Applicable
      43                 Not Applicable
      44                 Summary; Aid Association for Lutherans and the
                           Variable Account; Accumulated Value and Cash
                           Surrender Value; Payment and Allocation of
                           Premiums; Charges and Deductions; Employment-
                           Related Benefit Plans
      45                 Not Applicable
      46                 Summary; LB Series Fund, Inc.; Charges and
                           Deductions
      47                 Aid Association for Lutherans and the Variable
                           Account; Payment and Allocation of Premiums
      48                 Not Applicable
      49                 Not Applicable
      50                 Aid Association for Lutherans and the Variable
                           Account
      51                 Cover Page; Summary; Aid Association for Lutherans;
                           Contract Benefits; Payment and Allocation of
                           Premiums; Charges and Deductions; Contract
                           Rights; General Provisions
      52                 Addition, Deletion or Substitution of Investments
      53                 Federal Tax Matters
      54                 Not Applicable
      55                 Not Applicable
      56                 Not Applicable
      57                 Not Applicable
      58                 Not Applicable
      59                 Financial Statements

                                                     FLEXIBLE PREMIUM
                                             VARIABLE LIFE INSURANCE CONTRACT
                                                       Issued By
                                               AID ASSOCIATION FOR LUTHERANS

                                    625 Fourth Avenue South * Minneapolis, Minnesota 55415
                                             (800) 990-6290 * (612) 340-7210

On January 1, 2002, Lutheran Brotherhood merged with and into Aid Association for Lutherans ("AAL").  The merged organization intends to begin operating by a new name as soon as possible after the new name is approved by its members and appropriate regulators. In the meantime, it will do business as Aid Association for Lutherans/Lutheran Brotherhood.  This Prospectus describes a variable life insurance contract (the "Contract") previously offered by Lutheran Brotherhood and now offered by AAL ("we", "us"
or "our").  AAL is a fraternal benefit society organized under Wisconsin law and in compliance with Internal Revenue Code Section
501(c)(8). We offer the Contract only to persons who are eligible for membership in AAL.

We designed this Contract to provide maximum flexibility in connection with premium payments and death benefits by giving the
Contract owner ("you") the opportunity to allocate net premiums among investment alternatives with different investment objectives. You may, subject to certain restrictions, vary the frequency and amount of premium payments and increase or decrease the level of death benefits payable under the Contract. This flexibility allows you to provide for changing insurance needs under a single insurance contract.

In general, we will allocate net premiums to one or more of the seven Subaccounts of LB Variable Insurance Account I (the
"Variable Account") according to your instructions. The assets of each Subaccount will be invested solely in a corresponding
Portfolio of LB Series Fund, Inc. (the "Fund"), which is a diversified, open-end management investment company (commonly known as a "mutual fund").

The accompanying Prospectus for the Fund describes the investment objectives and attendant risks of the seven corresponding
Portfolios of the Fund - the Opportunity Growth Portfolio, the Mid Cap Growth Portfolio, the World Growth Portfolio, the Growth
Portfolio, the High Yield Portfolio, the Income Portfolio, and the Money Market Portfolio. You bear the entire investment risk for all amounts allocated to the Variable Account; no minimum Accumulated Value is guaranteed.

The Contracts have not been approved or disapproved  by the Securities and Exchange Commission ("SEC"). Neither the SEC or any
state has determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus should be read and kept for future reference. It is valid only when accompanied or preceded by the current prospectus of LB Series Fund, Inc.

                                        The date of this Prospectus is January 2, 2002.

SPECIAL NOTICE

Because the charges imposed upon early surrender or lapse may be significant, you should purchase a Contract only if you have the financial capability to keep it in force for a substantial period of time. Also, charges imposed upon surrender or lapse of the
Contract will usually exceed the Accumulated Value of the Contract during the early Contract years, which means that payments sufficient to maintain the Death Benefit Guarantee will usually be required to avoid lapse during this period of time. Moreover, because additional charges may be imposed upon surrender or lapse after a requested increase in Face Amount, the Death Benefit
Guarantee may be required to avoid lapse after a requested increase whenever the Accumulated Value is not sufficient to cover these additional charges.

Replacing existing insurance with a Contract described in this Prospectus may not be to your advantage. In addition, it may not be to your advantage to purchase this Contract to obtain additional insurance protection if you already own another life insurance contract.

UNAUTHORIZED STATEMENTS

This Prospectus does not constitute an offering or solicitation in any jurisdiction in which such offering or solicitation may not be lawfully made. No person is authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus or the accompanying Fund prospectus and, if given or made, such information or representations must not be relied upon as having been authorized.

This entire Prospectus should be read to completely understand the Contract being offered.

                                         TABLE OF CONTENTS
                                                                                     Page
SUMMARY
   The Contract
   Subaccounts of the Variable Account; Portfolios of the Fund
   Death Proceeds and Death Benefit Options
   Additional Insurance Benefits
   Amount of Accumulated Value and Cash Surrender Value
   Flexibility to Adjust Amount of Death Benefit
   Contract Issuance
   Allocation of Net Premiums
   Charges Assessed in Connection with the Contract
   Contract Lapse and Reinstatement
   Death Benefit Guarantee Protection (called No-Lapse
     Guarantee in Maryland)
   Free Look Privileges
   Loan Privileges
   Exchange Privileges
   Surrender of the Contract
   Tax Treatment of Accumulated Value
   Tax Treatment of Death Benefits Received by the Beneficiary
   Employment-Related Benefit Plans
AID ASSOCIATION FOR LUTHERANS AND THE VARIABLE ACCOUNT
   Aid Association for Lutherans
   The Variable Account
   LB Series Fund, Inc.
   Performance Information
   Addition, Deletion or Substitution of Investments
CONTRACT BENEFITS
   Death Benefits
   Accumulated Value and Cash Surrender Value
   Payment of Contract Benefits
PAYMENT AND ALLOCATION OF PREMIUMS
   Issuance of a Contract
   Amount and Timing of Premiums
   Allocation of Premiums and Accumulated Value
   Contract Lapse and Reinstatement
CHARGES AND DEDUCTIONS
   Premium Expense Charges
   Accumulated Value Charges
   Monthly Deduction
   Partial Surrender Charge
   Charges Against the Variable Account
DEATH BENEFIT GUARANTEE
CONTRACT RIGHTS
   Loan Privileges
   Surrender Privileges
   Free Look Privileges
   Exchange Privileges
GENERAL PROVISIONS
   Postponement of Payments
   Date of Receipt
   The Contract
   Suicide
   Incontestability
   Change of Owner or Beneficiary
   Assignment as Collateral
   Misstatement of Age or Gender
   Due Proof of Death
   Reports to Contract Owners
   Additional Insurance Benefits
   Charitability for Life
   Accelerated Benefits Rider
   Reservation of Certain Rights
FEDERAL TAX MATTERS
   Contract Proceeds
   Our Tax Status
EMPLOYMENT-RELATED BENEFIT PLANS
VOTING RIGHTS
OUR DIRECTORS AND OFFICERS
SALES AND OTHER AGREEMENTS
LEGAL PROCEEDINGS
LEGAL MATTERS
EXPERTS
FINANCIAL STATEMENTS
APPENDIX A - Definitions
APPENDIX B - Illustrations of Death Benefits, Accumulated
   Values and Cash Surrender Values
APPENDIX C - Deferred Administrative Charges Per
   $1,000 of Face Amount
APPENDIX D - Initial Monthly Administrative Charges Per
   $1,000 of Face Amount
APPENDIX E - Prior Contracts

PRIOR CONTRACTS

Prior to May 1, 1997, Lutheran Brotherhood issued a class of flexible premium variable contract ("prior contract" or "VUL 1 contracts").  The VUL 1 contracts were sold from February 1994 until at least May 1, 1997. Even though the VUL 1 contracts are no longer issued, premium payments are still made under the VUL 1 contracts.  This prospectus principally describes the Contract but also describes the VUL 1 contracts.  The principal differences between the Contract and the VUL 1 contracts relate to the charges made by AAL, different premium classes, issue ages and maturity ages, and different ranges of face amounts.  See the section entitled "Appendix E - Prior CoNtracts" in the Prospectus.

                                                       SUMMARY

Text box reads:
Please refer to Appendix A at the end of this Prospectus for definitions of technical terms used herein.

The Contract

This flexible premium variable life insurance contract (the "Contract") allows you, subject to certain limitations, to make premium payments in any amount until the Insured's Attained Age 100 and at any frequency. As long as the Contract remains in force, it will provide for

     1.  life insurance coverage on the named Insured;

     2.  an Accumulated Value;

     3.  surrender rights and Contract loan privileges; and

     4.  a variety of additional insurance benefits.

We offer the Contract to provide protection against economic loss when the Insured dies, and not primarily as an investment.

The Contract is called "flexible premium" because, unlike many other insurance contracts, there is no fixed schedule for premium payments. See "PAYMENT AND ALLOCATION OF PREMIUMS-Amount and Timing of Premiums". The Contract is called "variable" because, unlike a conventional fixed-benefit whole life insurance contract, the Death Benefit under the Contract may, and the Accumulated
Value and the Cash Surrender Value will, increase or decrease to reflect the investment performance of the selected Subaccounts of the Variable Account, as well as other factors. See "CONTRACT BENEFITS".

Your failure to pay Scheduled Premiums will not itself cause the Contract to lapse. Conversely, your payment of premiums in any amount or frequency (including Scheduled Premiums) will not necessarily guarantee that the Contract will remain in force, except to the extent these premium payments are sufficient to maintain the Death Benefit Guarantee. See "DEATH BENEFIT GUARANTEE". In
general, subject to the Death Benefit Guarantee, the Contract will lapse when

(a)  Cash Surrender Value is insufficient to pay the Monthly Deduction (for insurance and administration charges) or

(b)  Contract Debt exceeds Accumulated Value less any Decrease Charge,

and in either case if a grace period expires without sufficient additional payments. See "PAYMENT AND ALLOCATION OF
PREMIUMS-Contract Lapse and Reinstatement".

We will require satisfactory evidence of insurability before issuing any Contract.

We offer the Contract only to Insureds who are eligible for membership in Aid Association for Lutherans.

Subaccounts of the Variable Account; Portfolios of the Fund

You allocate the Net Premium payments to one or more of the seven Subaccounts of the Variable Account--

     *  the Opportunity Growth Subaccount,
     *  the Mid Cap Growth Subaccount,
     *  the World Growth Subaccount,
     *  the Growth Subaccount,
     *  the High Yield Subaccount,
     *  the Income Subaccount, and
     *  the Money Market Subaccount.

The assets of each such Subaccount will be invested in the corresponding Portfolio of the Fund. Subject to certain restrictions, you may transfer amounts among the Subaccounts of the Variable Account (see "PAYMENT AND ALLOCATION OF PREMIUMS-Allocation of
Premiums and Accumulated Value").

The investment objectives of the Portfolios of the Fund (individually a "Portfolio" and collectively the "Portfolios") are:

OPPORTUNITY GROWTH PORTFOLIO.  To achieve long term growth of capital by investing primarily in a professionally managed diversified portfolio of smaller capitalization common stocks.

MID CAP GROWTH PORTFOLIO.  To achieve long term growth of capital by investing primarily in a professionally managed diversified portfolio of common stocks of companies with medium market capitalizations.

WORLD GROWTH PORTFOLIO.  To achieve long-term growth of capital by investing primarily in a professionally managed diversified portfolio of common stocks of established, non-U.S. companies.

GROWTH PORTFOLIO. To achieve long-term growth of capital through investment primarily in common stocks of established corporations that appear to offer attractive prospects of a high total return from dividends and capital appreciation.

HIGH YIELD PORTFOLIO. To achieve a higher level of income through a diversified portfolio of high yield securities ("junk bonds")
which involve greater risks than higher quality investments, while also considering growth of capital as a secondary objective.

INCOME PORTFOLIO. To achieve a high level of income over the longer term while providing reasonable safety of capital through investment primarily in readily marketable intermediate and long-term fixed income securities.

MONEY MARKET PORTFOLIO. To achieve the maximum current income that is consistent with stability of capital and maintenance of liquidity through investment in high-quality, short-term debt obligations.

No assurance can be given that the Portfolios of the Fund will achieve their respective investment objectives.

We act as investment adviser to the Fund and are paid a daily fee by the Fund for investment management services equal to an annual rate of .40% of the aggregate average daily net assets of all Portfolios except the World Growth Portfolio. We receive a daily investment advisory fee from the Fund equal to .85% of the aggregate average daily net assets of the World Growth Portfolio, as described in the accompanying current prospectus for the Fund. See "AID ASSOCIATION FOR LUTHERANS AND THE VARIABLE ACCOUNT-LB
Series Fund, Inc."

The accompanying prospectus of the Fund contains detailed information about the Fund, its Portfolios, the investment advisory arrangement, and other matters relating to the Fund and its investment objectives and policies.

Death Proceeds and Death Benefit Options

As long as the Contract remains in force, we will pay the death proceeds to the Beneficiary upon receipt of due proof of death of the Insured.

For all contracts except those issued in New York, if the Insured dies before age 100, the proceeds from the Contract will consist of the Contract's Death Benefit, plus any insurance proceeds provided by additional insurance benefits on the Insured's life, less any outstanding Debt and any unpaid Monthly Deductions. If the Insured dies at or after age 100, the amount payable will be the
Cash Surrender Value on the date of death.

For contracts issued in New York, if the Insured dies before the Contract Anniversary on or next following the Insured's 100th birthday (the "Maturity Date"), the proceeds of the contract will consist of the Contract Death Benefit, plus any insurance proceeds provided by additional insurance benefits on the Insured's life, less any outstanding Debt and any unpaid Monthly
Deductions.  If the Insured is living on the Maturity Date, we will pay the Cash Surrender Value on the Maturity Date, and the
Contract will be terminated.  See "CONTRACT BENEFITS-Death Benefits" and "GENERAL PROVISIONS-Additional Insurance Benefits".

There are two Death Benefit Options. Death Benefit Option A provides for the greater of (a) the Face Amount plus the Accumulated
Value and (b) the applicable percentage of Accumulated Value (with Accumulated Value in each case being determined on the
Valuation Date on or next following the Insured's date of death). Death Benefit Option B provides for the greater of (a) the Face
Amount and (b) the applicable percentage of Accumulated Value on the Valuation Date on or next following the date of the Insured's death. As long as the Contract remains in force, the Death Benefit will not be less that the Contract's Face Amount in force.

Additional Insurance Benefits

Additional insurance benefits offered under the Contract include:

     *  waiver of selected amount in the event of total disability;

     *  additional insurance coverage for accidental death;

     *  term insurance on the Insured's spouse;

     *  term insurance on the Insured's children;

     *  a right to increase the Face Amount of the Contract on certain specified dates or life events without proof of insurability;
        and

     *  a cost of living insurance adjustment without proof of insurability.

See "GENERAL PROVISIONS-Additional Insurance Benefits". The cost of these additional insurance benefits will be deducted from the
Accumulated Value as part of the Monthly Deduction. See "CHARGES AND DEDUCTIONS-Monthly Deduction".

CHARITABILITY FOR LIFE (SM) is a benefit that enables Contract Owners to increase their charitable gifts to Lutheran charitable organizations and congregations. CharitAbility for Life is available for no additional premium whenever a Contract Owner has designated a Lutheran charitable organization or congregation as a beneficiary for at least $1,000 of Death Benefit on his or her
Contract.  See "GENERAL PROVISIONS - CharitAbility for Life."

Under certain circumstances, an Accelerated Benefits Rider allows a Contract Owner residing in a state that has approved such rider to receive benefits from the Contract that would be otherwise payable upon the death of the Insured. See "GENERAL
PROVISIONS-Accelerated Benefits Rider". The tax treatment of benefits paid under the Accelerated Benefits Rider is currently uncertain. See "FEDERAL TAX MATTERS-Contract Proceeds-Benefits Paid under the Accelerated Benefits Rider".

Amount of Accumulated Value and Cash Surrender Value

The Accumulated Value of the Contract is the total amount of the value held under the Contract at any time. It equals the sum of the amounts held in the Loan Account and the Variable Account. The Contract's Accumulated Value in the Variable Account will increase or decrease and reflects

     *  the investment performance of the chosen Subaccounts of the Variable Account,

     *  any Net Premiums paid,

     *  any partial surrenders,

     *  any loans,

     *  any loan repayments,

     *  any loan interest paid or credited, and

     *  any charges assessed in connection with the Contract (including any Decrease Charge previously imposed upon a requested decrease in Face Amount).

The Contract Owner bears the entire investment risk for amounts allocated to the Variable Account. AAL does not guarantee a minimum Accumulated Value. See "CONTRACT BENEFITS-Accumulated Value and Cash Surrender Value".

The Accumulated Value is relevant to

     *  continuation of the Contract,

     *  the Cash Surrender Value (which determines various other rights under the Contract),

     *  determining the amount available for Contract loans, and

     *  computation of cost of insurance charges, and

     *  may be relevant to the computation of Death Benefits.

The Contract's Cash Surrender Value will be the Accumulated Value less any Contract Debt and any Decrease Charge. The Cash
Surrender Value is relevant to continuation of the Contract and to determining the amount available upon partial or total surrender of the Contract.

Flexibility to Adjust Amount of Death Benefit

You have significant flexibility to adjust the Death Benefit by increasing or decreasing the Face Amount of the Contract. Any change in the Face Amount may affect the charges under the Contract. Any increase in the Face Amount will result in an increase in the Monthly Deduction, and any requested increase in Face Amount will also increase the Decrease Charge, which is imposed upon lapse or surrender of the Contract or in part upon a requested decrease in Face Amount. For any requested decrease in Face Amount, that part of the Decrease Charge reflecting the decrease will reduce the Accumulated Value attributable to the Contract, and the
Decrease Charge will be reduced by the part of the Decrease Charge reflecting the decrease. See "CONTRACT BENEFITS-Death
Benefits-Ability to Change Face Amount".

The minimum requested increase in Face Amount is $25,000. Any requested increase may require additional evidence of insurability.
See "CONTRACT BENEFITS-Death Benefits-Changes in Face Amount". Any requested increase in Face Amount is subject to a limited "free look" privilege (see "CONTRACT RIGHTS-Free Look Privileges"), and, during the first 24 months following the increase, to an exchange privilege (see "CONTRACT RIGHTS-Exchange Privileges").

Any requested decrease in Face Amount cannot result in a Face Amount less than the Minimum Face Amount. The minimum Face Amount
("Minimum Face Amount") at issue for a Contract is $50,000 for Insureds with an Attained Age of 18 through 50, and $25,000 for all other Insureds. After issuance of the Contract, the Minimum Face Amount at issue continues to apply to the Contract, except that if a Contract has a Minimum Face Amount of $50,000 the Minimum Face Amount will be reduced to $25,000 after an Insured reaches
Attained Age 51. We reserve the right to establish a different Minimum Face Amount for Contracts issued in the future.

To the extent that a requested decrease in Face Amount would result in cumulative premiums exceeding the maximum premium limitations applicable under the Internal Revenue Code for life insurance, we will not effect the decrease. See "PAYMENT AND
ALLOCATION OF PREMIUMS-Amount and Timing of Premiums-Premium Limitations".

Contract Issuance

If the applicant desires to have temporary conditional insurance pending Contract issuance, we will require a premium payment (the
"Minimum Conditional Insurance Premium") equal to three initial Death Benefit Guarantee Premiums, or, in the case of automatic monthly payment plans, two initial Death Benefit Guarantee Premiums. If we subsequently determine that the proposed Insured is not an acceptable risk under our underwriting standards and rules, even if the Minimum Conditional Insurance Premium has been paid, no temporary conditional insurance coverage will have been provided and any premium paid will be refunded (without interest).

Upon delivery of the Contract, you must pay the balance (if any) of the premium required before issuance of the Contract (the
"Minimum Contract Issuance Premium"). The Minimum Contract Issuance Premium will equal the initial Scheduled Premium you select
(e.g., the quarterly, semi-annual or annual premium payment you select), or, in the case of automatic monthly payment plans, the greater of the Minimum Conditional Insurance Premium or the initial Scheduled Premium. If the Date of Issue precedes the Contract
Date and the Minimum Contract Issuance Premium otherwise required would not provide a premium payment sufficient to cover the next
Contract Month, we will require additional Scheduled Premium payment(s) sufficient to cover through the next Contract Month. See
"PAYMENT AND ALLOCATION OF PREMIUMS-Amount and Timing of Premiums".

Until the Contract Date, premium payments will be held in our General Account. If a Contract is issued, we will credit interest on the premium payments at a rate of interest determined by us. No interest will be credited if no Contract is issued (but the full amount of any premiums paid, without deduction of any Contract charges, will be refunded). On the Contract Date, we will deduct the Premium Expense Charges attributable to the premiums paid. We will then transfer the balance of such premiums, together with any interest credited, from the General Account to the Variable Account and allocate that amount among the Subaccount(s) you have selected. See "PAYMENT AND ALLOCATION OF PREMIUMS-Issuance of a Contract".

Allocation of Net Premiums

Net Premiums are the premiums paid less the Premium Expense Charges. See "CHARGES AND DEDUCTIONS-Premium Expense Charges".
Generally, we will allocate your Net Premiums to the Subaccount(s) of the Variable Account in accordance with the your instructions (as specified in the Application for the Contract or as subsequently changed).

You must notify us if payment is a premium payment; otherwise, it will be considered a loan repayment.

Charges Assessed in Connection with the Contract

Premium Expense Charges. We will deduct certain charges (the "Premium Expense Charges") from each premium payment. The Premium
Expense Charges will consist of a percent-of-premium charge of 5% of each premium payment (a 5% sales charge) and a premium processing charge of $1.00 per premium payment ($.50 for automatic payment plans). We reserve the right to increase the premium processing charge in the future to an amount not exceeding $2.00 per premium payment ($1.00 for automatic payment plans).

Monthly Deduction. On the Contract Date and on each Monthly Anniversary thereafter, we will reduce the Accumulated Value by a
Monthly Deduction equal to the sum of

     *  the monthly cost of insurance charge,

     *  the monthly administration charges, and

     *  a charge for any additional insurance benefits added by rider.

We will determine the monthly cost of insurance charge by multiplying the net amount at risk (that is, in general, the Death
Benefit less Accumulated Value) by the applicable cost of insurance rate(s). Those rates will depend upon the gender, Attained Age and premium class of the Insured and upon our expectation as to future mortality experience. The rates will not exceed the guaranteed cost of insurance rates set forth in the Contract based on the Insured's Attained Age and the 1980 Commissioners
Standard Ordinary Mortality Table. See "CHARGES AND DEDUCTIONS-Monthly Deduction".

The monthly administration charges will include (1) a basic monthly administrative charge equal to $10.00 per month and (2) the
Initial Monthly Charge, which applies until 180 Monthly Deductions have been made following Contract issuance or a requested increase in Face Amount. The Initial Monthly Charge will be computed as a charge per $1,000 of Face Amount, the amount of the charge depending upon

     *  the initial Face Amount,

     *  the Insured's Attained Age at issue and,

     *  except for Insureds with an Attained Age at Contract issuance under 18, upon the Insured's gender and whether the Insured is a tobacco user or not.

If the Face Amount is increased, a separate Initial Monthly Charge for Increases will be deducted from Accumulated Value as part of the first 180 Monthly Deductions after the increase. See "CHARGES AND DEDUCTIONS-Monthly Deduction-Monthly Administration
Charge".

The charge for additional insurance benefits added by rider will be specified in the Contract or in a supplement to the Contract.
See "GENERAL PROVISIONS-Additional Insurance Benefits".

The cost of insurance rate and the Initial Monthly Charge per $1,000 of Face Amount will be lower for Contracts having a Face
Amount at issuance or after requested increases that equal or exceed the following amounts: $500,000-$999,999; and $1,000,000.

Montana has enacted legislation that requires that cost of insurance rates and other charges applicable to Contracts purchased in
Montana not vary on the basis of the Insured's gender, and so, in Montana, this charge will not be based on the gender of the
Insured.

Decrease Charge. We will deduct a deferred charge (the "Decrease Charge") upon Contract lapse or surrender, or in part upon a requested decrease in Face Amount, if these events occur before 180 Monthly Deductions have been made (that is, approximately 15 years) following Contract issuance or a requested increase in Face Amount. The Decrease Charge consists of a contingent deferred sales charge (the "Contingent Deferred Sales Charge") and a deferred administrative charge (the "Deferred Administrative Charge").

The term "Decrease Charge" is used to describe this charge because, during the applicable 15-year period, the charge is imposed in connection with a decrease in the Face Amount, either as the result of a requested decrease in Face Amount or as the result of lapse or full surrender of the Contract (which can be viewed as a decrease in the Face Amount to zero).

We will deduct the Decrease Charge from the Accumulated Value in determining the Contract's Cash Surrender Value (which is the
Accumulated Value less any Contract Debt and any Decrease Charge). The Cash Surrender Value determines various rights under the
Contract (including how long the Contract remains in effect). See "CONTRACT BENEFITS-Accumulated Value and Cash Surrender Value".

Subject to an additional limitation keyed to actual premium payments (described below), we will determine the maximum Contingent
Deferred Sales Charge at issuance of the Contract. The charge will equal 25% of an annual premium amount used solely for the purpose of calculating the Contingent Deferred Sales Charge (the "CDSC Premium"). The maximum Contingent Deferred Sales Charge based upon the CDSC Premium will be shown in the Contract. (For further information concerning the determination of the CDSC
Premium and the calculation of the Contingent Deferred Sales Charge, see "CHARGES AND DEDUCTIONS-Accumulated Value
Charges-Decrease Charge".)

The maximum Contingent Deferred Sales Charge calculated in this manner will remain level until the fifth Contract Anniversary and will then be reduced on each Monthly Anniversary commencing on the fifth Contract Anniversary. After the 120th Monthly Deduction
following the fifth Contract Anniversary, the Contingent Deferred Sales Charge will be zero. The actual Contingent Deferred Sales
Charge will, however, never exceed 25% of premiums paid (before deducting the Premium Expense Charges) during the first Contract
Year.

We will determine the maximum Deferred Administrative Charge at issuance of the Contract. The charge will equal an amount per
$1,000 of Face Amount based upon

     *  the initial Face Amount,

     *  the Insured's Attained Age at Contract issuance, and,

     *  except for Insureds with an Attained Age at Contract issuance under 18, the Insured's gender and whether the Insured is a tobacco user or not.

(For further information concerning the calculation of the Deferred Administrative Charge, see "CHARGES AND DEDUCTIONS-Accumulated
Value Charges-Decrease Charge.")

The Deferred Administrative Charge is reduced on the Date of Issue and on each subsequent Monthly Anniversary so that it reaches zero when 180 Monthly Deductions have been made. See "CHARGES AND DEDUCTIONS-Accumulated Value Charges-Decrease Charge".

Montana has enacted legislation that requires that cost of insurance rates and other charges applicable to Contracts purchased in
Montana not vary on the basis of the Insured's gender, and so, in Montana, this charge will not be based on the gender of the
Insured.

A separate Decrease Charge will also be calculated, and then reduced over a 15-year period, in a similar manner upon a requested increase in Face Amount. See "CHARGES AND DEDUCTIONS-Accumulated Value Charges-Decrease Charge".

Partial Surrender Charge. We will deduct a charge equal to $25 or 2% of the surrender amount requested, whichever is less, from the amount withdrawn to compensate us for our costs upon a partial surrender - that is, a partial Accumulated Value withdrawal.
See "CHARGES AND DEDUCTIONS-Partial Surrender Charge".

Daily Charges Against the Variable Account. We impose a daily charge for our assumption of certain mortality and expense risks incurred in connection with the Contract. Currently, this Mortality and Expense Risks Charge is at an annual rate of .60% of the average daily net assets of each Subaccount of the Variable Account.  However, we may raise the charge to an annual rate of .75%.
See "CHARGES AND DEDUCTIONS-Charges Against the Variable Account".

We currently make no charges against the Variable Account for Federal or state income taxes. We may make deductions from the
Variable Account to pay such taxes if we determine that such taxes may be imposed. See "FEDERAL TAX MATTERS".

In addition, because the Variable Account purchases shares of the Fund, the value of Units in the Subaccount(s) of the Variable
Account will reflect the net asset value of the shares of the Fund held therein, and therefore the investment advisory fee incurred by the Fund. See "AID ASSOCIATION FOR LUTHERANS AND THE VARIABLE ACCOUNT-LB Series Fund, Inc." and "CONTRACT
BENEFITS-Accumulated Value and Cash Surrender Value".

Contract Lapse and Reinstatement

Your failure to make a Scheduled Premium payment will not itself cause a Contract to lapse. Subject to the Death Benefit Guarantee
(see "DEATH BENEFIT GUARANTEE"), lapse will only occur when

     (a)  the Cash Surrender Value (that is, the Accumulated Value less any Contract Debt and any Decrease Charge) is insufficient to cover the Monthly Deduction or

     (b)  Contract Debt exceeds the Accumulated Value less any Decrease Charge,

and in either case if a 61-day grace period expires without a sufficient payment. See "PAYMENT AND ALLOCATION OF PREMIUMS-Contract
Lapse and Reinstatement".

Subject to certain conditions (including evidence of insurability satisfactory to us and the payment of a sufficient premium), you may reinstate a Contract at any time within 5 years after the expiration of the grace period. See "PAYMENT AND ALLOCATION OF
PREMIUMS-Contract Lapse and Reinstatement".

Death Benefit Guarantee Protection

The Contract will not lapse if sufficient premium payments have been made to maintain the Death Benefit Guarantee. (In Contracts issued in the State of Maryland, the "Death Benefit Guarantee" described in this Prospectus is called a "No-Lapse Guarantee."  For
Maryland Contracts, references in this Prospectus to the Death Benefit Guarantee should be understood as references to the
No-Lapse Guarantee.) In general, in order to maintain the Death Benefit Guarantee, as of each Monthly Anniversary the total cumulative premiums paid under the Contract, less any partial surrenders and Contract Loan Amount must equal or exceed the sum of the Death Benefit Guarantee Premiums in effect for each Monthly Anniversary since the issuance of the Contract.

If the Death Benefit Guarantee requirement is not met on a Monthly Anniversary but the Cash Surrender Value less any unearned prepaid loan interest is greater than or equal to the sum of Death Benefit Guarantee Premiums from the Date of Issue through that
Monthly Anniversary, then the sum of premiums paid will be deemed to increase through that date to the amount necessary to meet the Death Benefit Guarantee requirement. In addition, a portion of any partial surrender or Contract Loan Amount may be excluded when determining if the Death Benefit Guarantee requirement is met.

The Death Benefit Guarantee applies until the specified Attained Age of the Insured shown in the Contract, which Attained Age will be the later of

     (a)  the Insured's Attained Age 71 (for contracts issued in New York, the Insured's Attained Age 66) and

     (b)  the Attained Age of the Insured at the end of a period ranging from 8 to 34 years (3 to 29 years for contracts issued in New York (varying with the Insured's Attained Age at issue) from the Date of Issue.

The Death Benefit Guarantee terminates immediately as of any Monthly Anniversary when these cumulative premium requirements are not satisfied.

We will send written notice to you indicating that the Death Benefit Guarantee has terminated, and you will have 31 days from the date such notice is sent by us to reinstate the Death Benefit Guarantee. After that, the Death Benefit Guarantee can never be reinstated. During this 31 day reinstatement period, you will not have the protection of the Death Benefit Guarantee. The written notice of termination from us to you will indicate the premium payment required to reinstate the Death Benefit Guarantee. See
"DEATH BENEFIT GUARANTEE".

Whenever the Monthly Deduction to be made would result in a Cash Surrender Value less than zero, we will use any excess of
Accumulated Value over the Contract Debt to pay the Monthly Deduction. If the available Accumulated Value is less than the Monthly
Deduction then due and the Death Benefit Guarantee is in effect, we will pay the deficiency.

The Death Benefit Guarantee provides significant protection against lapse of the Contract. First, the Death Benefit Guarantee can
prevent lapse of the Contract due to a decrease in Cash Surrender Value resulting from poor investment performance. Also, the
Death Benefit Guarantee will probably be necessary to avoid lapse of the Contract during the early Contract Years because the Cash
Surrender Value will probably not be sufficient to cover the Monthly Deduction. Finally, because the Decrease Charge will increase after a requested increase in Face Amount, thereby reducing the Cash Surrender Value, the Death Benefit Guarantee may also be necessary to avoid lapse after a requested increase in Face Amount. See "DEATH BENEFIT GUARANTEE".

In Contracts issued in the State of Maryland, the "Death Benefit Guarantee" described in this Prospectus is called a "No-Lapse
Guarantee."  For Maryland Contracts, references in this Prospectus to the Death Benefit Guarantee should be understood as references to the No-Lapse Guarantee.

Free Look Privileges

The Contract provides for an initial Free Look Period. You may cancel the Contract until the latest of

     (a)  45 days after Part I of the application for the Contract is signed,

     (b)  10 days after you receive the Contract (15 days for Contracts issued in Colorado and 20 days for Contracts issued in
          North Dakota), and

     (c)  10 days after we mail or personally deliver a notice of withdrawal right to you.

In Alaska, Arizona, Delaware, Florida, Iowa, Kansas, Montana, Oregon and Wisconsin, when you return the Contract, you will receive a refund equal to the sum of

     *  the Accumulated Value (as of the date the returned Contract is received by us at our office at 625 Fourth Avenue South,
        Minneapolis, Minnesota 55415 or by our Representative from whom the Contract was purchased), without any deduction of the Decrease Charge, plus

     *  the amount of any Premium Expense Charges, plus

     *  any Monthly Deductions charged against the Contract's Accumulated Value, plus

     *  any Mortality and Expense Risk Charges deducted from the value of the net assets or the Variable Account attributable to the Contract, plus

     *  the advisory fees charged by the Fund against net asset value in the Fund Portfolios attributable to the Contract's value in the corresponding Subaccount(s) of the Variable Account. See "CONTRACT RIGHTS-Free Look Privileges".

In all other states, we will refund the sum of all premiums paid.

Similar free look privileges apply after a requested increase in Face Amount. See "CONTRACT RIGHTS-Free Look Privileges".

Loan Privileges

You may at any time after the Contract Date obtain Contract loans in an amount not exceeding in the aggregate 90% of the excess of
Accumulated Value over any Decrease Charge on the date of any loan. See "CONTRACT RIGHTS-Loan Privileges".

Contract loans will bear interest at a fixed rate of 8.0% per year, which is 7.4% per year when paid in advance. Loan interest is calculated on a prepaid basis, and is payable in advance at the time any Contract loan is made (for the rest of the Contract Year)
and at the beginning of each Contract Year thereafter (for that entire Contract Year). If you do not pay interest when due, it will be added to the loan balance. You may repay Contract loans at any time. Each repayment must be at least $25. When Contract loans are repaid, we will credit any prepaid interest attributable to the repaid amount to the Subaccount(s) in the same manner as the repayment.

Contract loans are allocated against the Subaccounts of the Variable Account in proportion to the Accumulated Value in the respective Subaccounts or, with our approval, in accordance with your instructions. The loan amount is, in effect, treated as part of the Contract's Accumulated Value, but the proceeds payable under the Contract will be reduced by the Debt. We will transfer
Accumulated Value equal to the Contract loan from the appropriate Subaccount(s) to our General Account (such amounts being herein called the "Loan Account"). This amount in the Loan Account will earn interest for you at an effective annual rate of 6%. We will credit this interest monthly to the Contract's Accumulated Value held in the Subaccount(s).

You must notify us if a payment is a premium payment; otherwise, it will be considered a loan repayment.

We will allocate any partial or full repayment of Debt by you, as well as any interest credited from the Loan Account, to the
Subaccount(s) in proportion to the Accumulated Value in the respective Subaccounts. Subject to our approval, you may choose a different allocation. A loan taken from a Contract may have Federal income tax consequences. See "CONTRACT RIGHTS-Loan Privileges".

Exchange Privileges

During the first 24 Contract Months after the Date of Issue, subject to certain restrictions, you may exchange the Contract for a fixed benefit permanent life insurance contract issued by us. The new contract will have the same Date of Issue and issue age as the Contract. The new contract will also have, at your option, either a death benefit equal to the Death Benefit under the
Contract on the effective date of the exchange or a net amount at risk equaling the net amount at risk under the Contract on the effective date of the exchange. We may require an additional premium payment. See "CONTRACT RIGHTS-Exchange Privileges". An exchange may have tax consequences. See "FEDERAL TAX MATTERS-Contract Proceeds".

Surrender of the Contract

You may at any time fully surrender the Contract and receive in cash the Cash Surrender Value, if any. The Cash Surrender Value
will equal the Accumulated Value of the Contract, less any Contract Debt and any Decrease Charge. The Cash Surrender Value will include any unearned prepaid loan interest. As unearned prepaid loan interest is earned, the Cash Surrender Value will decrease.
See "CONTRACT RIGHTS-Surrender Privileges".

Subject to certain restrictions (including a minimum surrender amount of $200 and a remaining Cash Surrender Value of at least
$500), and a partial surrender charge of $25 or 2% of the surrender amount requested, whichever is less, you may also partially surrender the Contract and withdraw part of the Contract's Accumulated Value at any time while the Insured is living. If Death
Benefit Option B is in effect, a partial surrender may result in a reduction in the Face Amount in force. Under either Death
Benefit Option, a partial surrender will reduce the Death Benefit. A surrender taken from a Contract may have federal income tax consequences. See "CONTRACT RIGHTS-Surrender Privileges".

Tax Treatment of Accumulated Value

Under current tax law, Accumulated Value under a Contract should be subject to the same Federal income tax treatment as cash value in a conventional fixed-premium, fixed-benefit whole life insurance contract. A change of Contract Owners or a partial or total surrender may have tax consequences depending on the circumstances. See "FEDERAL TAX MATTERS-Contract Proceeds".

Tax Treatment of Death Benefits Received by the Beneficiary

Under current tax law, like death benefits payable under conventional life insurance contracts, Death Benefit proceeds payable under the Contract should ordinarily be completely excludable from the gross income of the Beneficiary. As a result, the
Beneficiary will generally not be taxed on the proceeds. See "FEDERAL TAX MATTERS-Contract Proceeds".

Employment-Related Benefit Plans

The cost of insurance rates applicable to Contracts purchased under employment-related insurance or benefit programs may in some cases not vary depending on the Insured's gender, as is the case generally (except for Contracts issued in the state of Montana)
under the Contracts. In addition, different limitations with respect to the minimum Face Amount, increases in Face Amount, additional insurance benefits, and issue ages may apply to Contracts issued in connection with employment-related insurance or benefit programs. SEE "EMPLOYMENT-RELATED BENEFIT PLANS".

                                                          ------------

For further information, please read the following detailed description. Illustrations of how investment performance of the
Variable Account may cause Death Benefits, Accumulated Values and Cash Surrender Values under the Contract to vary are included in
Appendix B commencing on page B-1.

You should retain a copy of the Contract. That document, together with the application attached to the Contract, any supplemental applications and any Contract supplements, and our Articles of Incorporation and Bylaws which are in force on the Date of Issue, constitutes the entire agreement between you and us.

                            AID ASSOCIATION FOR LUTHERANS AND THE VARIABLE ACCOUNT

Aid Association for Lutherans

On January 1, 2002, Lutheran Brotherhood merged with and into AAL.  The merged organization intends to begin operating by a new
name as soon as possible after the new name is approved by its members and appropriate regulators.   In the meantime, it will do
business as Aid Association for Lutherans/Lutheran Brotherhood.  The Contracts are issued by us, AAL. We are a fraternal benefit society owned by and operated for our members. AAL is a non-profit, non-stock, membership organization.  We were organized in 1902 under the laws of the State of Wisconsin. We are currently licensed to transact life insurance business in all 50 states and the
District of Columbia.

We are subject to regulation by the Office of the Commissioner of Insurance of the State of Wisconsin as well as by the insurance departments of all the other states and jurisdictions in which we do business. We submit annual reports on our operations and finances to insurance officials in such states and jurisdictions. The forms of Contracts described in the Prospectus are filed with and (where required) approved by insurance officials in each state and jurisdiction in which the Contracts are sold. We are also subject to certain Federal securities laws and regulations.

Our Financial Statements are included elsewhere in this Prospectus.

The Variable Account

The Variable Account is a separate account of AAL established in 1993 pursuant to the laws of the State of Minnesota. As a result of Lutheran Brotherhood's merger with and into AAL, the Variable Account is now operated under the laws of the State of
Wisconsin.   The Variable Account meets the definition of a "separate account" under the federal securities laws. We have caused the Variable Account to be registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940
Act"). Such registration does not involve supervision by the SEC of the management or investment policies or practices of the
Variable Account.

The assets of the Variable Account are owned by us, and we are not a trustee with respect to such assets. However, the Wisconsin laws under which the Variable Account is operated provide that the Variable Account shall not be chargeable with liabilities arising out of any other business we may conduct. We may transfer to our General Account assets of the Variable Account which exceed the reserves and other liabilities of the Variable Account.

Income and realized and unrealized gains and losses from each Subaccount of the Variable Account are credited to or charged against that Subaccount without regard to any of our other income, gains or losses. We may accumulate in the Variable Account the charge for expense and mortality risks, mortality gains and losses and investment results applicable to those assets that are in excess of net assets supporting the Contracts.

LB Series Fund, Inc.

Each Subaccount of the Variable Account invests only in shares of a corresponding Portfolio of the Fund. The Fund is registered with the SEC under the 1940 Act as a diversified, open-end management investment company. This registration does not involve supervision by the SEC of the management or investment practices or policies of the Fund. The Fund is designed to provide an investment vehicle for variable annuity and variable life insurance contracts.

Shares of the Fund are sold to other separate accounts of ours and of our wholly owned indirect subsidiary, Lutheran Brotherhood
Variable Insurance Products Company ("LBVIP"). The Fund may in the future create new portfolios. It is conceivable that in the future it may be disadvantageous for both variable annuity separate accounts and variable life insurance separate accounts to invest simultaneously in the Fund, although we do not foresee any such disadvantages. The management of the Fund intends to monitor events in order to identify any material conflicts between such contract owners and to determine what action, if any, should be taken in response. Such action could include the sale of Fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example,

     (1)  changes in state insurance laws,

     (2)  changes in Federal income tax law,

     (3)  changes in the investment management of the Fund, or

     (4)  differences in voting instructions between those given by the contract owners from the different separate accounts.

In addition, if we believe the Fund's response to any of those events or conflicts insufficiently protects Contract Owners, we will take appropriate action on our own.

The Variable Account will purchase and redeem shares from the Fund at net asset value. Shares will be redeemed to the extent necessary for us to collect charges under the Contracts, to pay Cash Surrender Value upon full surrenders of the Contracts, to pay partial surrenders, to make Contract loans, to provide benefits under the Contracts, or to transfer assets from one Subaccount to another as requested by Contract Owners. Any dividend or capital gain distribution received from a Portfolio of the Fund will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding Subaccount.

The Fund receives investment advice with respect to each of its Portfolios from AAL, which also acts as investment adviser to the
Fund. AAL is a registered investment adviser under the Investment Advisers Act of 1940. As investment adviser to the Fund, AAL charges the Fund a daily investment advisory fee equal to an annual rate of .40% of the aggregate average daily net assets of the
Money Market, Income, High Yield, Growth, Mid Cap Growth, and Opportunity Growth Portfolios. We also charge the Fund an annual investment advisory fee equal to .85% of the aggregate average daily net assets of the World Growth Portfolio, as described in the accompanying current prospectus for the Fund.

AAL has engaged T. Rowe Price International, Inc. ("Price International") as investment subadviser for the World Growth
Portfolio.  Price International is one of the world's largest international mutual fund asset managers with the U.S. equivalent of about $22.1 billion under management as of September 30, 2001 in its offices in Baltimore, London, Tokyo, Singapore, Paris, Hong
Kong and Buenos Aires.  Price International has an investment advisory group that has day-to-day responsibility for managing the
World Growth Portfolio and developing and executing the Portfolio's investment program. AAL pays the Subadviser for the World
Growth Portfolio an annual subadvisory fee for the performance of subadvisory services. The formula for determining the subadvisory fee is described fully in the prospectus for the Fund.

You should periodically consider the allocation among the Subaccounts in light of current market conditions and the investment risks attendant to investing in the Fund's various Portfolios. A full description of the Fund, its investment objectives, policies and restrictions, its expenses, the risks attendant to investing in the Fund's Portfolios and other aspects of its operation is contained in the accompanying Prospectus for the Fund, which should be carefully read together with this Prospectus.  There is no assurance that the investment objectives of the current Portfolios will be met.

Performance Information

Performance information for the Variable Account and/or the Fund may appear in advertisements, sales literature, or reports to
Contract Owners. Performance information for the Fund will appear only when accompanied by performance information for the
Variable Account. Performance information for the Variable Account will reflect the deduction of applicable charges to the
Contract. Quotations of performance information for the Fund will not take into account charges or deductions against the Variable
Account to which Fund shares are sold or deductions against the Contract. Performance information reflects only the performance of a hypothetical investment during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Portfolios of the Fund in which the Variable Account invests, and the market conditions during the given period of time, and should not be considered as a representation of what may be achieved in the future.

Performance for the Variable Account and/or the Fund, as reported from time to time in advertisements and sale literature, may be compared with that of other company separate accounts or mutual funds included in the generally accepted indices, analyses or rankings prepared by Lipper, Inc., Standard & Poor's Corporation, Morningstar, Inc., VARDS, Dow Jones or similar independent rating or statistical investment services that monitor the performance of insurance company separate accounts or mutual funds.
Performance of the Variable Account may be quoted or compared to rankings, yields or returns as published or prepared by independent rating or statistical services or publishers or publications such as THE BANK RATE MONITOR NATIONAL INDEX, BARRON'S,
BUSINESS WEEK, DONOGHUE'S MONEY MARKET FUND REPORT, FINANCIAL SERVICES WEEK, FINANCIAL TIMES, FINANCIAL WORLD, FORBES, FORTUNE,
GLOBAL INVESTOR, INSTITUTIONAL INVESTOR, INVESTOR'S DAILY, KIPLINGER'S PERSONAL FINANCE, LIPPER ANALYTICAL SERVICES, MONEY, MUTUAL
FUND FORCASTER, NEWSWEEK, THE NEW YORK TIMES, PERSONAL INVESTOR, STANGER REPORT, SYLVIA PORTER'S PERSONAL FINANCE, USA TODAY, U.S.
NEWS AND WORLD REPORT, THE WALL STREET JOURNAL and WIESENBERGER INVESTMENT COMPANIES SERVICE.

Addition, Deletion or Substitution of Investments

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Portfolio of the Fund are no longer available for investment or if in our judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Variable Account, we may redeem the shares, if any, of that Portfolio and substitute shares of another registered open-end management company. We will not substitute any shares attributable to a Contract interest in a Subaccount of the Variable
Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by applicable law.
The Variable Account may to the extent permitted by law purchase other securities for other contracts or permit a conversion between contracts upon request by the Contract Owners.

We also reserve the right to establish additional Subaccounts of the Variable Account, each of which would invest in shares corresponding to a new Portfolio of the Fund or in shares of another investment company having a specified investment objective.
Subject to applicable law and any required SEC approval, we may, in its sole discretion, establish new Subaccounts or eliminate one or more Subaccounts if marketing needs, tax considerations or investment conditions warrant. Any new Subaccounts may be made available to existing Contract Owners on a basis to be determined by us.

If any of these substitutions or changes are made, we may by appropriate endorsement change the Contract to reflect the substitution or change. If we deem it to be in the best interest of Contract Owners, and subject to any approvals that may be required under applicable law, we may operate the Variable Account as a management company under the 1940 Act, we may cause it to be deregistered under that Act if registration is no longer required, or we may combine it with other separate accounts of ours.

                                                      CONTRACT BENEFITS

Death Benefits

General. As long as the Contract remains in force (see "PAYMENT AND ALLOCATION OF PREMIUMS-Contract Lapse and Reinstatement"), we
will pay the death proceeds of the Contract, upon due proof of the Insured's death, to the named Beneficiary in accordance with the designated Death Benefit Option. The proceeds may be paid in cash or under one of the settlement options set forth in the
Contract. See "CONTRACT BENEFITS-Payment of Contract Benefits". The amount payable under the designated Death Benefit Option will be reduced by any outstanding Contract Debt and any due and unpaid Monthly Deduction(s), and will be increased by any additional insurance benefits on the Insured's life provided for in the Contract.

The amount or duration of the Death Benefit may vary with the Accumulated Value and may increase or decrease.  As long as this contract remains in force and there is no Debt or unpaid Monthly Deductions, the Death Proceeds will always be at least equal to the Face Amount.

Except for those contracts issued in New York, if the Insured dies at or after age 100, the amount payable will be the Cash
Surrender Value on the date of death.  For contracts issued in New York, if the Insured is living on the Maturity Date, we will pay the Cash Surrender Value on the Maturity Date, and the Contract will be terminated.

Death Benefit Options. The Contract provides two Death Benefit Options: Option A and Option B. You designate the Death Benefit
Option in the application.

Option A. The Death Benefit is equal to the greater of (a) the Face Amount of the Contract plus the Accumulated Value of the
Contract and (b) the Accumulated Value multiplied by the specified percentage shown in the following table (with the Accumulated
Value in each case being determined on the Valuation Date on or next following the Insured's date of death):

       Specified                     Specified
      Attained Age    Percentage    Attained Age    Percentage
     40 or less            250%            61            128%
             41            243             62            126
             42            236             63            124
             43            229             64            122
             44            222             65            120
             45            215             66            119
             46            209             67            118
             47            203             68            117
             48            197             69            116
             49            191             70            115
             50            185             71            113
             51            178             72            111
             52            171             73            109
             53            164             74            107
             54            157       75 to 90            105
             55            150             91            104
             56            146             92            103
             57            142             93            102
             58            138             94            101
             59            134             95 to 99      100
             60            130

Illustration of Option A. For purposes of this illustration, assume that the Insured is under the age of 40 and that there is no
Contract Debt. (The specified percentage is 250% for an Insured aged 40 or below on the Contract Anniversary prior to the date of death.)

Under Option A, a Contract with a Face Amount of $50,000 will generally pay a Death Benefit of $50,000 plus Accumulated Value.
Thus, for example, a Contract with an Accumulated Value of $5,000 will have a Death Benefit of $55,000 ($50,000 + $5,000); an
Accumulated Value of $10,000 will yield a Death Benefit of $60,000 ($50,000 + $10,000); and an Accumulated Value of $25,000 will yield a Death Benefit of $75,000 ($50,000 + $25,000). The Death Benefit, however, will be at least 2.50 times the Accumulated
Value. As a result, if the Accumulated Value of the Contract exceeds $33,333, the Death Benefit will be greater than the Face
Amount plus Accumulated Value. Each additional dollar added to Accumulated Value above $33,333 will increase the Death Benefit by
$2.50. An Insured with an Accumulated Value of $35,000 will therefore have a Death Benefit of $87,500 (2.50 X $35,000); an
Accumulated Value of $40,000 will yield a Death Benefit of $100,000 (2.50 X $40,000); and an Accumulated Value of $50,000 will yield a Death Benefit of $125,000 (2.50 X $50,000).

Similarly, any time Accumulated Value exceeds $33,333 each dollar taken out of Accumulated Value will reduce the Death Benefit by
$2.50. If at any time, however, Accumulated Value multiplied by the specified percentage is less than the Face Amount plus the
Accumulated Value of the Contract, the Death Benefit will be the Face Amount plus the Accumulated Value.

Option B. The Death Benefit is the greater of (a) the Face Amount of the Contract and (b) the Accumulated Value on the Valuation
Date on or next following the Insured's date of death multiplied by the specific percentage shown in the table above.

Illustration of Option B. For purposes of this illustration, assume that the Insured is under the age of 40 and that there is no
Contract Debt.

Under Option B, a Contract with a Face Amount of $50,000 will generally pay a Death Benefit of $50,000. However, because the Death
Benefit must be equal to or be greater than 2.50 times the Accumulated Value, any time the Accumulated Value of the Contract exceeds $20,000, the Death Benefit will exceed the Face Amount. Each additional dollar added to Accumulated Value above $20,000 will increase the Death Benefit by $2.50. Thus, a 40-year-old Insured with an Accumulated Value of $25,000 will have a Death
Benefit of $62,500 (2.50 X $25,000); an Accumulated Value of $30,000 will yield a Death Benefit of $75,000 (2.50 X $30,000); and
an Accumulated Value of $40,000 will yield a Death Benefit of $100,000 (2.50 X $40,000).

Similarly, any time Accumulated Value exceeds $20,000 each dollar taken out of Accumulated Value will reduce the Death Benefit by
$2.50. If at any time, however, the Accumulated Value multiplied by the specified percentage is less than the Face Amount, the
Death Benefit will be the Face Amount of the Contract.

Which Death Benefit Option to Choose. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing Death Benefit, you should choose Option A. If you are satisfied with the amount of the Insured's existing insurance coverage and prefer to have premium payments and favorable investment performances reflected to the maximum extent in the Accumulated Value, you should select Option B.

Change in Death Benefit Option. At any time when the Death Benefit would be the Face Amount plus the Accumulated Value (if Option
A is in effect) or the Face Amount (if Option B is in effect), you may change the Death Benefit Option in effect by sending us a
Written Notice of change. No charges will be imposed to make a change in Death Benefit Option. The effective date of any such change will be the Monthly Anniversary on or next following the date we receive the Written Notice.

If the Death Benefit Option is changed from Option A to Option B, the Face Amount will not change and the Death Benefit will be decreased by the Accumulated Value of the Contract on the effective date of the change. These changes will generally have the effect of decreasing the net amount at risk under the Contract. In addition, if a Contract Owner changed from Option A to Option
B, and then back to Option A from Option B, the resulting Face Amount and net amount at risk under Option A would generally be lower as a result of the intervening change to Option B.

If the Death Benefit Option is changed from Option B to Option A, the Death Benefit will not change and the Face Amount will be decreased by the Accumulated Value of the Contract on the effective date of the change; however, this change may not be made if it would reduce the Face Amount to less than $5,000.

The effects of these Death Benefit Option changes on the Face Amount, Death Benefit and net amount at risk (that is, the difference between the Death Benefit and Accumulated Value) can be illustrated as follows. Assume that a Contract under Option A has a Face Amount of $100,000 and an Accumulated Value of $10,000, and therefore a Death Benefit of $110,000 ($100,000 + $10,000)
and a net amount at risk of $100,000 ($110,000 - $10,000). If the Death Benefit Option is changed from Option A to Option B, the
Face Amount would remain the same, the Death Benefit (which equals the Face Amount under Option B) would be reduced from $110,000 to $100,000, and the net amount at risk would be reduced from $100,000 to $90,000 ($100,000 - $10,000). If the Death Benefit
Option were then changed back to Option A, the Death Benefit would remain the same, the Face Amount would be reduced from $100,000 to $90,000 (that is, reduced by the amount of the Accumulated Value), and the net amount at risk would remain the same ($100,000 -
$10,000 = $90,000). The overall effect of changing from Option A to Option B and then back to Option A would be to have reduced the Face Amount from $100,000 to $90,000, to have reduced the Death Benefit from $110,000 to $100,000, and to have reduced the net amount at risk from $100,000 to $90,000.

If a change in Death Benefit Option would result in cumulative premiums exceeding the maximum premium limitations under the
Internal Revenue Code for life insurance, we will not effect the change. See "PAYMENT AND ALLOCATION OF PREMIUMS-Amount and Timing
of Premiums-Premium Limitations".

A change in Death Benefit Option may affect the monthly cost of insurance charge because this charge varies with the net amount at risk-that is, in general, the Death Benefit less the Accumulated Value. See "CHARGES AND DEDUCTIONS-Monthly Deduction". Changing
from Option A to Option B will generally decrease the net amount at risk, thereby reducing the cost of insurance charges. Changing from Option B to Option A will generally result in a net amount at risk that remains level. Such a change from Option B to Option
A, however, will result in an increase in the cost of insurance charges over time because the net amount at risk will (unless the
Death Benefit is based on the applicable percentage of Accumulated Value) remain level rather than decreasing as the Accumulated
Value increases.

How Death Benefits May Vary in Amount. The Death Benefit may vary with the Contract's Accumulated Value and the Accumulated Value
may increase or decrease. The Death Benefit under Option A will always vary with the Accumulated Value because the Death Benefit equals the greater of (a) the Face Amount plus the Accumulated Value and (b) the Accumulated Value multiplied by the specified percentage shown in the foregoing table. Under Option B, the Death Benefit will only vary with the Contract's Accumulated Value whenever the specified percentage of Accumulated Value exceeds the Face Amount of the Contract.

Ability to Change Face Amount. Subject to certain limitations (see "Decreases" and "Increases" below), generally you may increase your Contract's Face Amount in force or decrease your Contract's Face Amount in force. The effective date of the increase will be the date shown on the supplemental schedule page that we will mail you.  (For contracts issued in New York, the effective date of the increase will be the Monthly Anniversary on or next following the date we approve your application for insurance.)  The effective date of the decrease will be the Monthly Anniversary on or next after we receive written notice. An increase in Face
Amount may have tax consequences. See "TAX MATTERS-Contract Proceeds". The effect of changes in Face Amount on Contract charges, as well as certain additional considerations, are described below:

Decreases. A decrease in the Face Amount may affect the total net amount at risk and the portion of the net amount at risk covered by various premium classes, both of which may affect your monthly insurance charges. See "CHARGES AND DEDUCTIONS-Monthly
Deduction".

A decrease in the Face Amount will result in the partial imposition of the Decrease Charge as of the Monthly Anniversary on which the decrease becomes effective. See "CHARGES AND DEDUCTIONS-Accumulated Value Charges-Decrease Charge". Whenever the Decrease
Charge is imposed in part in connection with a requested decrease in Face Amount, the Initial Monthly Charge included in the first
180 Monthly Deductions will be reduced proportionately to take into account the amount of the Deferred Administrative Charge included in the Decrease Charge then imposed. See "CHARGES AND DEDUCTIONS-Monthly Deduction-Initial Monthly Charge".

See Appendix E for information about differences in charges on VUL 1 contracts.

If the Death Benefit Guarantee is in force, then on the effective date of any requested decrease in Face Amount the Accumulated
Value less any Contract Debt must be sufficient to cover the Decrease Charge imposed in connection with the requested decrease and the Monthly Deduction due on that date. If the Death Benefit Guarantee is not in force, then the Cash Surrender Value must be sufficient to cover the Monthly Deduction due on that date. If these requirements are not satisfied, we will not execute the requested decrease in Face Amount.

The Face Amount in force after any requested decrease may not be less than the Minimum Face Amount. Also, to the extent a decrease in Face Amount would result in cumulative premiums exceeding the maximum premium limitations applicable under the Internal Revenue
Code for life insurance, we will not execute the decrease (see "PAYMENT AND ALLOCATION OF PREMIUMS-Amount and Timing of
Premiums-Premium Limitations").

As discussed previously (see "CONTRACT BENEFITS-Death Benefit-Change in Death Benefit Option"), if the Death Benefit Option is
changed from Option B to Option A, the Death Benefit will not change and the Face Amount will be decreased by the Accumulated
Value of the Contract on the effective date of the change; however, this change may not be made if it would reduce the Face Amount to less than $5,000.

We will not execute a request for partial surrender if or to the extent the requested partial surrender would reduce the Face
Amount below $5,000. Also, if a partial surrender would decrease the Face Amount, we will not execute the partial surrender to the extent that it would result in cumulative premiums exceeding the maximum premium limitations applicable under the Internal Revenue
Code for life insurance. See "PAYMENT AND ALLOCATION OF PREMIUMS-Amount and Timing of Premiums-Premium Limitations".

For purposes of determining the cost of insurance charge, any decrease in the Face Amount will reduce the Face Amount in force in the following order: (a) the Face Amount provided by the most recent increase; (b) the next most recent increases successively;
and (c) the initial Face Amount. See "CHARGES AND DEDUCTIONS-Monthly Deduction". If you request a decrease in Face Amount, that part of any Decrease Charge applicable to the decrease will reduce the Accumulated Value attributable to the Contract and the
Decrease Charge will be reduced by this amount. See "CHARGES AND DEDUCTIONS-Accumulated Value Charges-Decrease Charge".

Increases. An increase in the Face Amount will generally affect the total net amount at risk and may affect the portion of the net amount at risk covered by various premium classes (if multiple premium classes apply), both of which may affect your monthly insurance charges. See "CHARGES AND DEDUCTIONS-Monthly Deduction".

An increase in the Face Amount will also increase the Decrease Charge and will result in the imposition of a new Initial Monthly
Charge for Increases (which is included in the Monthly Deduction) as of the Monthly Anniversary when the increase becomes effective. See "CHARGES AND DEDUCTIONS-Accumulated Value Charges-Decrease Charge" and "CHARGES AND DEDUCTIONS-Monthly Deduction".

You may not request an increase in Face Amount for less than $25,000. You may not increase the Face Amount after the Insured's
Attained Age 85. To obtain an increase, you must submit an application for the increase. We may require that additional evidence of insurability be submitted with any request for an increase. An increase need not be accompanied by an additional premium, but we will continue to deduct the Premium Expense Charges from any premiums paid and will deduct other charges associated with the increase from Accumulated Value.

After increasing the Face Amount, you will have the right (i) during a Free Look Period, to have the increase cancelled and receive a credit or refund (see "CONTRACT RIGHTS-Free Look Privileges"), and (ii) during the first 24 months following the increase to exchange the increase in Face Amount for a fixed benefit permanent life insurance contract issued by us, subject to the same conditions and principles as apply to an exchange of the entire Contract for such a new contract (see "CONTRACT
RIGHTS-Exchange Privileges").

See Appendix E for information about changes in face amounts for VUL 1 contracts.

Unless the Death Benefit Guarantee is in effect, on the effective date of an increase the Accumulated Value must be sufficient to cover any Contract Debt and any Decrease Charge (including the additional Decrease Charge arising from the requested increase) and the Monthly Deduction due on that date. In other words, on that date, taking the increase into account, the Cash Surrender Value before the Monthly Deduction must be equal to or greater than the amount of the Monthly Deduction then due. If the existing
Accumulated Value at the time of a requested increase does not result in a sufficient Cash Surrender Value after the increase, you may have to make additional premium payments to increase the Accumulated Value and thereby increase the Cash Surrender Value sufficiently.

If the Death Benefit Guarantee is in effect, the Cash Surrender Value after the increase before the Monthly Deduction may be less than the Monthly Deduction then due, even though the Death Benefit Guarantee Premium will be increased as a result of any requested increase in Face Amount (see "DEATH BENEFIT GUARANTEE-Death Benefit Guarantee Premium").

Insurance Protection. You may increase or decrease the insurance protection provided by the Contract (that is, the net amount at risk, which is, in general, the difference between the Death Benefit and the Accumulated Value) in one of several ways as insurance needs change. These include

     *  increasing or decreasing the Face Amount,

     *  changing the level of premium payments, and,

     *  to a lesser extent, making a partial surrender under the Contract.

Although the consequences of each of these methods will depend upon the individual circumstances, they may be generally summarized as follows:

     (a)  A decrease in the Face Amount will, subject to the applicable percentage limitations (see "CONTRACT BENEFITS-Death
          Benefits--Death Benefit Options"), decrease the insurance protection without reducing the Accumulated Value (except for the deduction of any Decrease Charge applicable to the decrease). If the Face Amount is decreased, the Monthly Deduction generally will decrease as well, but any Decrease Charge then applicable will be imposed in part upon a requested decrease in Face Amount (see "CHARGES AND DEDUCTIONS-Accumulated Value Charges-Decrease Charge" and CHARGES AND
          DEDUCTIONS--Monthly Deduction").

     (b)  An increase in the Face Amount (which may require satisfactory evidence of insurability-see "Increases" above) will likely increase the amount of insurance protection, depending on the amount of Accumulated Value and the resultant applicable percentage limitation. If the insurance protection is increased, the Monthly Deduction will increase as well
          (see "CONTRACT BENEFITS-Death Benefits-Increases").

     (c)  Under Death Benefit Option A, until the applicable percentage of Accumulated Value exceeds the Face Amount plus the
          Accumulated Value, the level of premium payments will not affect the amount of insurance protection as long as premium payments are sufficient to keep the Contract in force.  See "Payment and Allocation of Premiums-Contract Lapse and
          Reinstatement-Lapse".

     (d)  Under Death Benefit Option B, until the applicable percentage of Accumulated Value exceeds the Face Amount, an increased level of premium payments will generally reduce the amount of insurance protection.

     (e)  Under either Death Benefit Option, if the Death Benefit is the applicable percentage of Accumulated Value, then an increased level of premium payments will increase the amount of insurance protection.

     (f)  A partial surrender will reduce the Death Benefit. See "CONTRACT RIGHTS-Surrender Privileges". However, it has a limited effect on the charges under the Contract, because the partial surrender will affect the net amount at risk only when the
          Death Benefit is based on the applicable percentage of Accumulated Values (see "CONTRACT RIGHTS-Surrender Privileges--
          Partial Surrender"). The primary use of a partial surrender is to withdraw Accumulated Value. Furthermore, it results in a reduced amount of Accumulated Value and increases the possibility that the Contract will lapse.

The techniques described in this section for changing the amount of insurance protection under the contract (for example, changing the face amount, making a partial surrender, and changing the amount of premium payments) must be considered together with the other restrictions and considerations described elsewhere in this prospectus.

How the Duration of the Contract May Vary. Subject to the Death Benefit Guarantee (which depends upon the level of premium payments, partial surrenders and the Contract Loan Amount-see "DEATH BENEFIT GUARANTEE"), the duration of the Contract depends upon the Cash Surrender Value (that is, the Accumulated Value less any Contract Debt and any Decrease Charge). The Contract will remain in force as long as (a) the Cash Surrender Value of the Contract is sufficient to pay the Monthly Deduction and (b)
Contract Debt does not exceed Accumulated Value less any Decrease Charge.

In general, however, when the Cash Surrender Value is insufficient to pay the Monthly Deduction or when Contract Debt exceeds
Accumulated Value less any Decrease Charge, and a grace period expires without an adequate payment by the Contract Owner, the
Contract will lapse and terminate without value. The Contract Owner has certain rights to reinstate the Contract. See "PAYMENT AND
ALLOCATION OF PREMIUMS-Contract Lapse and Reinstatement".

Accumulated Value and Cash Surrender Value

The Accumulated Value of the Contract is the total amount of value held under the Contract at any time. The Accumulated Value is used in determining the Cash Surrender Value (the Accumulated Value less any Contract Debt and any Decrease Charge). See "CONTRACT
RIGHTS-Surrender Privileges". There is no guaranteed minimum Accumulated Value. Because a Contract's Accumulated Value on any
future date depends upon a number of variables, it cannot be predetermined.

A Contract's Accumulated Value and Cash Surrender Value will reflect the investment performance of the chosen Subaccounts of the
Variable Account and may increase or decrease. They will also reflect any Net Premiums paid, any partial surrenders, any loans, any loan repayments, any loan interest paid or credited, and any charges assessed in connection with the Contract (including any
Decrease Charge previously imposed on a requested decrease in Face Amount).

Calculation of Accumulated Value. The Accumulated Value of the Contract is determined first on the Contract Date and thereafter on each Valuation Date. On the Contract Date, the Accumulated Value will be the New Premiums received, plus any interest earned during the period when premiums are held in our General Account (before being transferred to the Variable Account) (see "PAYMENT
AND ALLOCATION OF PREMIUMS-Issuance of a Contract"), less any Monthly Deductions due on the Contract Date.

On each Valuation Date after the Contract Date, the Contract's Accumulated Value will be:

(1)  the aggregate of the values attributable to the Contract in each of the Subaccounts on the Valuation Date, determined for each
     Subaccount by multiplying the Subaccount's Unit Value on the date by the number of Subaccount Units allocated to the Contract;
     plus

(2)  the value attributable to the Contract in the Loan Account (see "CONTRACT RIGHTS-Loan Privileges") on the Valuation Date.

Determination of Number of Units. Any amounts allocated to the Subaccounts will be converted into Units of the Subaccount. The number of Units to be credited to the Contract is determined by dividing the dollar amount being allocated by the Unit Value as of the end of the Valuation Period during which the amount was allocated.

The number of Subaccount Units in any Subaccount will be increased by:

     (i)   any Net Premiums allocated to the Subaccount during the current Valuation Period;

     (ii)  any Accumulated Value transferred to the Subaccount from the General Account or another Subaccount during the current
           Valuation Period;

     (iii) any repayments of the Contract Debt during the current Valuation Period; and

     (iv)  any interest earned on the amount in the Loan Account and transferred to the Variable Account during the current
           Valuation Period.

The number of Subaccount Units in any Subaccount will be decreased by:

     (i)   any Monthly Deduction allocated to the Subaccount during the current Valuation Period to cover the Contract Month following a Monthly Anniversary;

     (ii)  any Accumulated Value transferred from the Subaccount to another Subaccount or the General Account;

     (iii) the amount of any partial surrender (including the partial surrender charge) during the current Valuation Period; and

     (iv)  any Contract loans allocated to the Subaccount and transferred to the Loan Account during the current Valuation Period.

The Subaccount Unit Value is determined before any Contract transactions on the Valuation Date that would affect the number of
Subaccount Units (see immediately preceding paragraph). If the Contract's Accumulated Value in the Variable Account is to be
calculated for a day that is not a Valuation Date, the next following Valuation Date will be used.

Determination of Unit Value.  The Unit Value for a Subaccount is calculated on each Valuation Date by dividing (1) by (2):

     Where:

     (1)  is the net result of:

          (a)  the net asset value of the corresponding Portfolio of the Subaccount at the end of the current Valuation Period, plus

          (b)  the amount of any dividend or capital gain distribution by the Portfolio if the "ex-dividend" date occurs during the
               Valuation Period, plus or minus

          (c)  a charge or credit or any taxes reserved which we determine a result of the investment operation of the Portfolio, minus

          (d)  the Mortality and Expense Risk Charge (see "CHARGES and DEDUCTIONS-Charges Against the Variable Account-Mortality
               and Expense Risk Charge") for each day during the current Valuation Period (a current charge of .001644%, but never to exceed .002055%, of the net assets for each day during the current Valuation Period), and

     (2)  is the number of Units for the Subaccount attributable to all Contracts.

Payment of Contract Benefits

Except for those Contracts issued in New York, if the Insured dies before age 100, the proceeds from the Contract will consist of the Contract's Death Benefit, plus any insurance proceeds provided by additional insurance benefits on the Insured's life, less any outstanding Debt and any unpaid Monthly Deductions. If the Insured dies at or after age 100, the amount payable will be the
Cash Surrender Value on the date of death.

For contracts issued in New York, if the Insured dies before the Maturity Date, the proceeds of the contract will consist of the
Contract Death Benefit, plus any insurance proceeds provided by additional insurance benefits on the Insured's life, less any outstanding Debt and any unpaid Monthly Deductions.  If the Insured is living on the Maturity Date, we will pay the Cash Surrender
Value on the Maturity Date, and the Contract will be terminated.

See Appendix E for information about benefits at maturity date on VUL 1 contracts, which is the Contract Anniversary on or next following the Insured's 96th birthday.

Death proceeds under a Contract will ordinarily be paid within seven days after we receive due proof of death. The Cash Surrender
Value (Accumulated Value less any Contract Debt and any Decrease Charge), partial surrenders and Contract loans will ordinarily be paid within seven days of receipt of a Written Notice. Payments may be postponed in certain circumstances. See "GENERAL
PROVISIONS-Postponement of Payments".

You may decide the form in which the proceeds will be paid. During the Insured's lifetime, you may arrange for the death proceeds to be paid in a lump sum or under one of the settlement options described below. These choices are also available if the Contract is surrendered. If no election is made, the proceeds will be paid pursuant to Option 1 described below.

For an option to be used, the proceeds to be applied must be at least $2,000. Election of an option is also subject to the conditions that (a) payments must not be less than $50 each and (b) payments must be made only at annual, semi-annual, quarterly or monthly intervals.

Settlement options currently offered under a Contract are as follows:

Option 1-Interest Income. The proceeds may be left on deposit. Interest will be paid at a rate of not less than 3% per year. These proceeds may be withdrawn upon request.

Option 2-Income of a Fixed Amount. Income of a fixed amount will be paid at agreed upon intervals. This income is subject to the conditions that (a) income per year must not be less than 6% of the proceeds, and (b) income is paid until the proceeds, with interest credited at the rate of 3 1/2% per year on the unpaid balance, are paid in full (this income may be increased by the crediting of additional interest).

Option 3-Income for a Fixed Period. Income for a fixed number of years, not to exceed 30, will be paid with interest credited on unpaid balance at a rate not less than 3.5% per year (the income will not be less than the amounts set forth in a table in the
Contract relating to this option).

Option 4-Life Income with Guaranteed Period. Income for the lifetime of the payee will be paid. If the payee dies during the guaranteed period, payments will be continued to the payee's beneficiary to the end of that period. A period of 10 or 20 years may be elected (the income will not be less than the amounts set forth in tables in the Contract relating to this option). After the first payment is made, this option may not be revoked or changed.

Option 5-Other Options. The proceeds may be paid under any other settlement option agreeable to us.

You may elect an option by Written Notice to us during the Insured's lifetime. The option must be elected before proceeds become payable. Assignees and third-party owners may elect an option only with our consent. Election of Option 4 may be made only if the payee is a natural person who is the Insured or a Beneficiary.

If it is the death proceeds under a Contract that are payable, the Beneficiary may elect a settlement option provided that (a) the manner of settlement has not been restricted before the Insured's death, and (b) the death proceeds have not been paid.

Under certain circumstances, an Accelerated Benefits Rider allows a Contract Owner to receive benefits from the Contract that would be otherwise payable upon the death of the Insured. Our representative should be consulted as to whether and to what extent the rider is available in a particular state and on any particular Contract. See "GENERAL PROVISIONS-Accelerated Benefits Rider".
The tax treatment of benefits paid under the Accelerated Benefits Rider is currently uncertain. See "FEDERAL TAX MATTERS-Contract
Proceeds-Benefits Paid under the Accelerated Benefits Rider".

                                      PAYMENT AND ALLOCATION OF PREMIUMS

Issuance of a Contract

In order to purchase a Contract, an individual must make application to us through our licensed Representative, who is also a registered representative of Lutheran Brotherhood Securities Corp. We are offering Contracts only to Insureds who are eligible for membership in AAL. At issue the Minimum Face Amount of a Contract under our rules is currently $50,000 for Insureds with an
Attained Age of 18 through 50, and $25,000 for all other Insureds. We reserve the right to revise our rules from time to time to specify a different Minimum Face Amount at issue for subsequently issued Contracts. A Contract will be issued only on Insureds who have an Attained Age of 85 or less and who provide satisfactory evidence of insurability to us. Acceptance is subject to our underwriting rules. We reserve the right to reject an application for any reason permitted by law.

At the time an application for a Contract is accepted, subject to our underwriting rules, an applicant can obtain temporary conditional insurance protection pending issuance of the Contract by submitting payment of the Minimum Conditional Insurance
Premium. The Minimum Conditional Insurance Premium will equal three initial Death Benefit Guarantee Premiums, or, in the case of automatic monthly payment plans, two initial Death Benefit Guarantee Premiums. If we subsequently determine that the proposed
Insured is not an acceptable risk under our underwriting standards and rules, even if the Minimum Conditional Insurance Premium has been paid, no temporary conditional insurance coverage will have been provided and any premium paid will be refunded (without interest).

Upon delivery of the Contract, you must pay the balance (if any) of the Minimum Contract Issuance Premium. The Minimum Contract
Issuance Premium will equal the initial Scheduled Premium selected by you (see "Amount and Timing of Premiums" below), or, in the case of automatic monthly payment plans, the greater of the Minimum Conditional Insurance Premium or the initial Scheduled
Premium. If the Date of Issue precedes the Contract Date and the Minimum Contract Issuance Premium otherwise required would not provide a premium payment sufficient to cover the next Contract Month, we will require additional Scheduled Premium payment(s)
sufficient to cover through the next Contract Month.

The Date of Issue is the date we use to determine Contract Months, Contract Years, Monthly Anniversaries and Contract
Anniversaries. It will be shown on page 3 of the Contract. The Contract Date is the date on which we will allocate the initial Net
Premium(s) to the Variable Account. The Contract Date will be the latest of (i) the Date of Issue; (ii) the date we receive the first premium payment on the Contract at our office at 625 Fourth Avenue South, Minneapolis, Minnesota 55415; and (iii) any other date mutually agreed upon by us and you.

Until the Contract Date, we will hold premium payments in our General Account. If a Contract is issued, we will credit interest on premium payments held in our General Account at a rate of interest determined by us; no interest will be credited on these premium payments if no Contract is issued (but the full amount of any premiums paid, without deduction of any Contract charges, will be refunded). We will credit any interest on these premium payments to the Contract on the Contract Date in the same manner as a premium payment, except without deduction of any Premium Expense Charge. On the Contract Date, we will deduct the Premium Expense
Charges attributable to the premiums paid, and the balance of the amount held in the General Account (on which no Premium Expense
Charges will be imposed) will be transferred from the General Account and allocated among the Subaccount(s) of the Variable
Account pursuant to your instructions.

Amount and Timing of Premiums

A Contract Owner has considerable flexibility in determining the frequency and amount of premiums.

Scheduled Premiums. You will select a periodic premium payment schedule (based on a periodic billing mode of annual, semi-annual, or quarterly payment) which provides for the billing of a level premium at the specified interval. Also, under several automatic payment plans, you can select a monthly payment schedule pursuant to which premium payments will be automatically deducted from a bank account or other payment source rather than being billed. The periodic payment selected by you is called the "Scheduled
Premium".

The initial Scheduled Premium on an annualized basis will be shown in the Contract as the "Planned Annual Premium". You are not,
however, required to pay Scheduled Premiums in accordance with the specified schedule. You have the flexibility to alter the amount, frequency and time period over which the premiums are paid.

Your payment of Scheduled Premiums will not guarantee that the Contract will remain in force. Instead, the duration of the
Contract depends upon the Contract's Accumulated Value and Cash Surrender Value and upon whether the Death Benefit Guarantee is in effect. See "CONTRACT BENEFITS-Death Benefits" and "DEATH BENEFIT GUARANTEE". Thus, even if you pay Scheduled Premiums, unless the
Death Benefit Guarantee is in effect, the Contract will lapse whenever

     (a)  the Cash Surrender Value is insufficient to pay the Monthly Deduction or

     (b)  the Contract Debt exceeds the Accumulated Value less a Decrease Charge,

and in either case if a grace period expires without your making an adequate payment. See "Contract Lapse and Reinstatement" below.

Minimum Conditional Insurance Premium. The Minimum Conditional Insurance Premium is the minimum premium required to provide temporary conditional insurance protection pending issuance of the Contract. See "Issuance of a Contract" above.

Death Benefit Guarantee Premium. The Death Benefit Guarantee Premium is a monthly premium amount specified in the Contract and determined by us. The Death Benefit Guarantee Premium may change as the result of Contract changes. The Death Benefit Guarantee
Premium determines the payments required to maintain the Death Benefit Guarantee. See "DEATH BENEFIT GUARANTEE".

Premium Flexibility. Unlike some insurance contracts, the Contract frees you from the requirement that premiums be paid in accordance with a fixed premium schedule. Although you determine a Scheduled Premium (initially, on an annualized basis, this premium will be called the Planned Annual Premium), you need not make premium payments in accordance with this schedule and the failure to make such payments will not in itself cause the Contract to lapse. See "Contract Lapse and Reinstatement" below.

Moreover, subject to the requirements described above regarding the Minimum Conditional Insurance Premium and the Minimum Contract
Issuance Premium (see "Issuance of a Contract" above), and to the minimum and maximum premium limitations described below, you may make premium payments in any amount at any time before age 100 (or before the Maturity Date in New York). The Contract, therefore, provides you with the flexibility to vary the frequency and amount of premium payments.

Premium Limitations. The Internal Revenue Code provides for exclusion of the Death Benefit from gross income if total premium payments do not exceed certain stated limits. In no event can the total of all premiums paid under a Contract exceed such limits.
If at any time a premium is paid which would result in total premiums exceeding such limits, we will only accept that portion of the premium which will make total premiums equal that amount. Any part of the premium in excess of that amount will be refunded, and no further premiums will be accepted until allowed by the current maximum premium limitations set forth in the Internal
Revenue Code.

The maximum premium limitations set forth in the Internal Revenue Code depend in part upon the amount of the Death Benefit at any time. As a result, Contract changes that affect the amount of the Death Benefit may affect whether cumulative premiums paid under the Contract exceed these maximum premium limitations. For example, a decrease in Face Amount made at the Contract Owner's request
(see "CONTRACT BENEFITS-Death Benefits-Ability to Change Face Amount") or made as a result of a partial surrender (see "CONTRACT
RIGHTS-Surrender Privileges-Partial Surrender"), or a change in the Death Benefit Option (see "CONTRACT RIGHTS-Death
Benefits-Change in Death Benefit Option"), could result in cumulative premiums paid exceeding these maximum premium limitations.
To the extent that any such Contract change would result in cumulative premiums exceeding these maximum premium limitations, we will not execute such change.

Allocation of Premiums and Accumulated Value

Net Premiums. The Net Premium equals the premium paid less the Premium Expense Charges. See "CHARGES AND DEDUCTIONS-Premium
Expense Charges".

Allocation of Net Premiums. You will, in the application for the Contract, indicate how your Net Premiums should be allocated to the Subaccount(s) of the Variable Account. Until the Contract Date, premium payments will be allocated to our General Account. If a Contract is issued, interest will be credited on premium payments held in our General Account at a rate of interest determined by us; no interest will be credited on these premium payments if no Contract is issued (but the full amount of any premiums paid will be refunded). On the Contract Date, Net Premiums, together with any interest credited on premiums held in the General
Account, will be transferred from our General Account and allocated among the Subaccount(s) of the Variable Account that you have chosen. Any Net Premiums received after the Contract Date will be allocated to the Subaccount(s) you have chosen.

The percentages of each Net Premium that may be allocated to any Subaccount of the Variable Account must be in whole numbers and the sum of the allocation percentages must be 100%. We reserve the right to adjust allocation percentages to eliminate fractional percentages. You may change your allocation for future Net Premiums without charge at any time by providing us with Written Notice or by telephone (if you have completed the Telephone Transaction Authorization Form).

The values of the Subaccount(s) of the Variable Account will vary with the investment experience of the Subaccount(s) and may increase or decrease. You bear the entire investment risk. You should periodically review your allocations of premiums in light of market conditions and your overall financial objectives.

You must notify us if a payment is a premium payment; otherwise, it will be considered a loan repayment.

Transfers. You may transfer your Accumulated Value among the Subaccounts of the Variable Account by sending us Written Notice or by telephone (if you have completed the Telephone Transaction Authorization Form). The total amount that you transfer each time must be at least $200 (unless the total cash value in a Subaccount is less than $200, in which case the entire amount may be transferred). No fees are currently charged for transfers. We may postpone transfers in certain circumstances. See "GENERAL
PROVISIONS-Postponement of Payments". Under present law, transfers are not taxable transactions.

The provisions described above can be illustrated as follows. If a Contract Owner wishes to transfer a total of $200 or more, any amount can be transferred from the various Subaccounts (for example, $100 from the Money Market Subaccount and $100 from the
Income Subaccount, or any other combination that totals $200 or more). A Contract Owner may transfer a total of less than $200 only if the amount transferred from each Subaccount equals the total Accumulated Value in that Subaccount (for example, a $150 total transfer taken totally from the Money Market Subaccount when $150 represents the total Accumulated Value in that Subaccount, or a $150 total transfer taken $100 from the Money Market Subaccount and $50 from the Income Subaccount when these amounts represent the total Accumulated Value in these Subaccounts).

Telephone Transfers. Telephone transfers are available when you complete the Telephone Transaction Authorization Form. If you
elect to complete that form, you thereby agree that we and our agents and employees will not be liable for any loss, liability, cost or expense when we and our agents and employees act in accordance with the telephone transfer instructions that have been properly received and recorded on voice recording equipment. If a telephone authorization or instruction, processed after you have completed the Telephone Transaction Authorization Form, is later determined not to have been made by you or was made without your authorization, and a loss results from such unauthorized instruction, you bear the risk of this loss. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. In the event we do not employ such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of such instructions and/or tape recording telephone instructions.

Special Transfer Service-Dollar Cost Averaging. We administer a dollar cost averaging program which enables you to pre-authorize a periodic exercise of the transfer rights described above. Your entering into a dollar cost averaging agreement will instruct us to periodically transfer predetermined dollar amounts from the Money Market Subaccount to as many of the other Subaccounts as specified by you until the amount in the Money Market Subaccount is exhausted or you terminate the agreement.

The dollar cost averaging program is generally suitable for Contract Owners making a substantial deposit to the Contract and who wish to use the other Subaccount investment options, but desire to control the risk of investing at the top of a market cycle. The dollar cost averaging program allows such investments to be made in equal installments over time in an effort to reduce such risk.
Dollar cost averaging does not guarantee that the Variable Account will gain in value, nor will it protect against a decline in value if market prices fall. However, if a Contract Owner can continue to invest regularly throughout changing market conditions, it can be an effective strategy to help meet long-term goals. Contract Owners interested in the dollar cost averaging program may obtain an application and full information concerning the program and its restrictions from us.

Contract Lapse and Reinstatement

Lapse. Your failure to make a Scheduled Premium payment will not itself cause a Contract to lapse. Subject to the Death Benefit
Guarantee (see "DEATH BENEFIT GUARANTEE"), lapse will only occur when

     (a)  the Cash Surrender Value is insufficient to cover the Monthly Deduction or

     (b)  Contract Debt exceeds the Accumulated Value less any Decrease Charge, and in either case if a grace period expires without a sufficient payment. Even if the Cash Surrender Value is insufficient to cover the Monthly Deduction, the Contract will not lapse if the Death Benefit Guarantee is in effect.

Because unearned prepaid loan interest will not be included in Contract Debt (see definition of "Contract Debt" in section entitled "DEFINITIONS"), the Cash Surrender Value (which is Accumulated Value less any Contract Debt and any Decrease Charge) will always include any unearned prepaid loan interest. This means that, in effect, unearned prepaid loan interest will be applied to keep the Contract in force because this amount will be available to pay the Monthly Deduction and because the grace period for the
Contract does not commence until the Cash Surrender Value is insufficient to cover the Monthly Deduction. Any payment you make after unearned prepaid loan interest has been applied in this manner will first be used to replace unearned prepaid loan interest so applied.

The Contract provides for a 61-day grace period that is measured from the date on which we send notice. Thus, the Contract does not lapse, and the insurance coverage continues, until the expiration of this grace period. We will send you notice on or after the Monthly Anniversary on which (a) the Cash Surrender Value is insufficient to pay the Monthly Deduction chargeable on the
Monthly Anniversary or (b) the Contract Debt exceeds the Accumulated Value less any Decrease Charge. The notice will specify the payment required to keep the Contract in force and the length of the grace period.

In order to prevent lapse, you must during the grace period make a premium payment or make a loan repayment sufficient to (a)
increase the Cash Surrender Value (that is, the Accumulated Value less any Contract Debt and any Decrease Charge) to an amount sufficient to cover any unpaid Monthly Deductions or (b) reduce Contract Debt to an amount equal to or less than the Accumulated
Value less any Decrease Charge. Failure to make a sufficient payment within the grace period will result in lapse of the Contract without value.

For all Contracts except those issued in New Jersey and New York, at the commencement of the grace period, we will transfer your
Contract's Accumulated Value attributable to the Variable Account (that is, the Accumulated Value in excess of the amount held in the Loan Account) into our General Account. For Contracts issued in New Jersey and New York, if the Contract enters the grace period, any Accumulated Value in the Subaccount(s) will be transferred to the General Account and will be credited with interest at an effective annual rate of 4.5% from the commencement of the grace period to the date we receive the required payment. If you make sufficient payments during the grace period to avoid lapse of the Contract, then any Accumulated Value in excess of the amount to be held in the Loan Account will be reallocated to the Variable Account upon receipt of such payments. The amount reallocated to the Variable Account will be reduced by the amount of any Monthly Deductions not paid during the grace period. The amount allocated to the Variable Account will be allocated among the Subaccount(s) in the same proportion as the Accumulated Value was transferred to the General Account from the Subaccount(s) at the commencement of the grace period.

If a sufficient payment is made during the grace period, we will allocate Net Premiums among the Subaccount(s) according to the current Net Premium allocation and then any amount required to pay unpaid Contract charges will be deducted. See "Allocations of
Premiums and Accumulated Value" above.

If the Insured dies during the grace period, the proceeds under the Contract will equal the amount of the Death Benefit and any additional life insurance benefits on the Insured provided by rider as of the Monthly Anniversary on or immediately preceding the commencement of the grace period, reduced by any Contract Debt and any unpaid Monthly Deductions.

If a sufficient payment is not made during the grace period, the Contract will lapse without value and insurance coverage will end as of the expiration of the grace period. The Contract will have no Accumulated Value or Cash Surrender Value upon termination of the Contract.

On any Monthly Anniversary when the Death Benefit Guarantee is in effect, the Contract will not lapse. See "DEATH BENEFIT
GUARANTEE".

Reinstatement.  A Contract that lapses without value may be reinstated at any time within 5 years after the expiration of the grace period by submitting the following items to us:

     (1)  Written application for reinstatement;

     (2)  Evidence of insurability satisfactory to us;

     (3)  Payment or reinstatement of any Contract Debt  that existed on the date the grace period expired; and

     (4)  A payment that is sufficient to cover:

          (a)  payment of any unpaid Monthly Deductions for the grace period; and

          (b)  a premium repayment sufficient to increase Cash Surrender Value (that is, the Accumulated Value less any Contract
               Debt and any Decrease Charge) to an amount at least equal to the Monthly Deductions and interest on Contract loans for the next two Contract Months, based on Unit Values on the date of reinvestment.

The amount of your Cash Surrender Value on the date of reinstatement will equal the Accumulated Value on that date less any reinstated Contract Debt and any reinstated Decrease Charge (discussed below). The amount of Accumulated Value on the date of reinstatement will equal:

     *  the Accumulated Value as of the expiration of the grace period before termination of the Contract; plus

     *  any premiums received at the time of reinstatement, reduced by the Premium Expense Charges; less

     *  any Monthly Deductions and any loan interest due for the grace period; less

     *  the Monthly Deduction for the next Contract Month.

Contract charges will, in effect, be calculated and reinstated on a reinstated Contract as if the Contract had been reinstated
effective as of the expiration of the grace period. Any Decrease Charge and any Initial Monthly Charge that applied to the
Contract at the expiration of the grace period will be reinstated. The period of time from Contract lapse until Contract reinstatement will not be taken into account in determining when the 15-year-time periods for the Decrease Charge and the Initial
Monthly Charge expire or in determining when the first Contract Year expires for the purpose of calculating the Contingent
Deferred Sales Charge (see "CHARGES AND DEDUCTIONS-Accumulated Value Charges-Decrease Charge-Amount of Contingent Deferred Sales
Charge"). Moreover, the Monthly Deductions and any loan interest that would have otherwise been payable during the grace period must be paid before reinstatement.

See Appendix E for information about differences in the Decrease Charge and the Deferred Administrative Charge on VUL 1 contracts.

The effective date of reinstatement will be the date on which the reinstatement application was approved.

The Death Benefit Guarantee cannot be reinstated after lapse of the Contract. See "DEATH BENEFIT GUARANTEE".

                                       CHARGES AND DEDUCTIONS

We will deduct charges in connection with the Contract to compensate us for:

     (a)  providing the insurance benefits set forth in the Contract and any additional insurance benefits added by rider;

     (b)  administering the Contract;

     (c)  assuming certain risks in connection with the Contract; and

     (d)  incurring expenses in distributing the Contract.

The nature and amount of these charges are described more fully below.

Premium Expense Charges

Sales Charges. Sales charges, generally called "sales load", will be deducted to compensate us for the costs of selling the
Contract. These costs include sales commissions, the printing of prospectuses and sales literature, and advertising. There are two types of sales load under the Contract. The first, a front-end sales load, is 5% of each premium payment. It will be deducted from each premium payment prior to allocation of the Net Premium to the Variable Account. The second, the Contingent Deferred Sales
Charge, which is part of the Decrease Charge, will reduce the Contract's Accumulated Value in the Variable Account in the event of full surrender or lapse of the Contract, or in part upon a requested decrease in the Face Amount. See "Charges Against Accumulated
Value-Decrease Charge" below.

The sales charges in any Contract year are not necessarily related to actual distribution expenses incurred during that Contract
Year. Instead, we expect to incur the majority of distribution expenses in the early Contract Years and to recover any deficiency over the life of the Contract. To the extent that sales and distribution expenses exceed sales loads (both front-end and deferred)
in any year, we will pay them from our other assets or surplus in our General Account, which includes amounts derived from the
Mortality and Expense Risk Charge. (See "Accumulated Value Charges-Mortality and Expense Risk Charge" below).

Premium Processing Charge. We will deduct an amount equal to $1.00 per premium payment ($.50 for automatic payment plans) to compensate us for the cost of collecting and processing premiums. This amount will be deducted from each premium payment prior to its allocation to the Variable Account. We reserve the right to increase this charge to an amount not exceeding $2.00 per premium payment ($1.00 for automatic payment plans).

Accumulated Value Charges

Decrease Charge

The Contract provides for the Decrease Charge, which is a deferred charge that will be imposed if you surrender the Contract or let it lapse, or in part if you request a decrease in the Face Amount, in each case at any time before 180 Monthly Deductions have been made after issuance of a Contract or after a requested increase in Face Amount. The term "Decrease Charge" is used to describe this charge because, during the applicable 15-year period, the charge is imposed in connection with a decrease in the
Face Amount, either as a result of a requested decrease in Face Amount or as the result of lapse or full surrender of the Contract
(which can be viewed as a decrease in the Face Amount to zero).

The Decrease Charge consists of the Contingent Deferred Sales Charge (described below) and the Deferred Administrative Charge
(described below). The Contingent Deferred Sales Charge compensates us for the cost of selling the Contracts, including sales commissions, the printing of prospectuses and sales literature, and advertising. The Deferred Administrative Charge reimburses us for administrative expenses in connection with the issuance of the Contract, including medical exams, review of applications for insurance underwriting decisions, and processing the applications and establishing Contract records. (Similar administrative and sales expenses are expected in connection with future changes in the Contract initiated by the Contract Owner which involve
"insurability" decisions, such as applications for increases in Face Amount.)

The following sections describe how the amount of the Contingent Deferred Sales Charge and the Deferred Administrative Charge will be determined and how these charges will be deducted from Accumulated Value.

Amount of Contingent Deferred Sales Charge-Initial Face Amount. At Contract issuance, we will compute a maximum Contingent
Deferred Sales Charge equal to 25% of the CDSC Premium. This premium amount is used solely for the purpose of calculating the
Contingent Deferred Sales Charge. The Contingent Deferred Sales Charge actually imposed will equal the maximum Contingent Deferred
Sales Charge unless a limitation keyed to 25% of actual premiums paid applies to the Contract. The Contingent Deferred Sales
Charge for the initial Face Amount, if imposed, will never exceed the lesser of (a) 25% of the CDSC Premium and (b) 25% of actual premiums paid (before deducting Premium Expense Charges) during the first Contract Year.

The maximum Contingent Deferred Sales Charge calculated as described above (subject to the limitation keyed to 25% of actual premiums paid), will remain level until the fifth Contract Anniversary. Commencing on the fifth Contract Anniversary, and then on each subsequent Monthly Anniversary until 120 Monthly Deductions have been made on and after the fifth Contract Anniversary, the maximum Contingent Deferred Sales Charge will be reduced as of each Monthly Anniversary in level amounts equal to approximately
 .83% (10% on an annual basis) of the maximum Contingent Deferred Sales Charge. This means that the actual Contingent Deferred
Sales Charge will be reduced to 80% of the maximum Contingent Deferred Sales Charge after approximately 7 Contract Years, 60% of the maximum after approximately 9 Contract Years, 40% of the maximum after approximately 11 Contract Years, 20% of the maximum after approximately 13 Contract Years, and zero after approximately 15 Contract Years.

The CDSC Premium is an annual premium amount determined by us on the same basis as the Death Benefit Guarantee Premium (see "DEATH
BENEFIT GUARANTEE"), except that the CDSC Premium, unlike the Death Benefit Guarantee Premium, will not take into account any additional charge for an Insured in a substandard premium class, any charge for additional insurance benefits added by rider, or the basic monthly administrative charge of $10.00 per month, or any premium processing charge.

The maximum Contingent Deferred Sales Charge based on the applicable CDSC Premium will be shown in the Contract. Even though the
Death Benefit Guarantee Premium may change after issuance of the Contract, once the CDSC Premium is determined, it will not change. The CDSC Premium will never exceed the "guideline annual premium", as that term is defined under SEC Rule 6e-3(T), for the
Contract.

Amount of Contingent Deferred Sales Charge-Increases in Face Amount. If the Face Amount is increased, we will compute a maximum
Contingent Deferred Sales Charge for the increase equal to 25% of the CDSC Premium for the increase. The Contingent Deferred Sales
Charge actually imposed will equal this maximum Contingent Deferred Sales Charge unless a limitation keyed to 25% of the amount of premiums attributable to the increase applies. The Contingent Deferred Sales Charge for an increase, if imposed, will never exceed the lesser of (a) 25% of the CDSC Premium for the increase and (b) 25% of the amount of premiums attributable to the increase made during the 12 Contract Months after the effective date of the increase. Like the similar limitation for the initial Face Amount, the CDSC Premium for the increase will never exceed the "guideline annual premium", as that term is defined under SEC Rule
6e-3(T), for the increase.

A special rule applies to determine "the amount of premiums attributable to the increase" because additional premium payments are not required to fund a requested increase in Face Amount. The premiums attributable to the increase will equal the sum of a proportionate share of the Cash Surrender Value on the effective date of the increase plus a proportionate share of premium payments made on the effective date of the increase or during the 12 Contract Months after the effective date of the increase.
This means that, in effect, a portion of the existing Cash Surrender Value will be deemed to be a premium payment for the increase, and subsequent premium payments will be prorated. The proportion of existing Cash Surrender Value and subsequent premium payments attributable to the increase will equal the ratio of the increase in Face Amount to the resulting total Face Amount after the increase.

For example, if the Face Amount is increased from $100,000 to $200,000, the ratio of the increase to the resulting total Face
Amount is 1/2 ($100,000/$200,000). If the Cash Surrender Value on the effective date of the increase is $5,000 and premium payments totaling $3,000 are made during the 12 Contract Months after the effective date of the increase, the premiums attributable to the increase would be 1/2 ($5,000) + 1/2 ($3,000), or a total of $4,000.

The part of the Contingent Deferred Sales Charge attributable to the increase will be charged and reduced in accordance with the same principles as applicable to the basic Contingent Deferred Sales Charge. It will remain at the maximum level through approximately five years from the effective date of the increase in Face Amount. It will then be reduced in level monthly amounts equal to approximately .83% (10% on an annual basis) of the maximum Contingent Deferred Sales Charge for the increase. Thus, after the 120th Monthly Deduction following the fifth anniversary of the increase, the Contingent Deferred Sales Charge on the increase will be reduced to zero.

Amount of Deferred Administrative Charge. At Contract issuance, we will compute a Deferred Administrative Charge. In general, this charge will equal an amount per $1,000 of Face Amount based upon the initial Face Amount, the Insured's Attained Age at Contract issuance, the Insured's gender, and whether the Insured is a tobacco user. For Insureds with an Attained Age under 18, the
Deferred Administrative Charge will equal an amount per $1,000 of Face Amount based upon the initial Face Amount and the Insured's
Age at Contract issuance. The maximum Deferred Administrative Charge per $1,000 of Face Amount will be determined from Appendix C.
As shown in Appendix C, the Deferred Administrative Charge per $1,000 of Face Amount will be less for Contracts having a Face
Amount at issuance that equal or exceed the following amounts: $500,000-$999,999; and $1,000,000.

Montana has enacted legislation that requires that cost of insurance rates and other charges applicable to Contracts purchased in
Montana cannot vary on the basis of the Insured's gender, and so, in Montana, this charge will not be based on the gender of the
Insured.

The maximum Deferred Administrative Charge, as determined at Contract issuance, will be reduced as Monthly Deductions are made.
Beginning on the Date of Issue, and continuing on each Monthly Anniversary until 180 Monthly Deductions have been made, this
Deferred Administrative Charge will be reduced in level amounts equal to approximately .55% of the maximum Deferred Administrative
Charge (or a 6 2/3% reduction of the maximum Deferred Administrative Charge on an annual basis). In this way, the Deferred
Administrative Charge will be reduced to zero as of the Monthly Anniversary when the 180th Monthly Deduction is made.

If the Face Amount is increased, a separate Deferred Administrative Charge will be calculated for the increase in an amount determined in the same manner as for the initial Face Amount, (except that the Insured's Attained Age on the effective date of the increase will be used and the charge per $1,000 of Face Amount to be applied to the increase will be based on the amount of the entire new Face Amount after giving effect to the increase). The part of the Deferred Administrative Charge attributable to the increase will be charged and reduced in accordance with the same principles as applicable to the basic Deferred Administrative
Charge.

The maximum Deferred Administrative Charge for an increase will be determined on the effective date of the increase and will then be reduced in level amounts equal to .55% of the maximum Deferred Administrative Charge (or a 6 2/3% reduction of the maximum
Deferred Administrative Charge on an annual basis) as Monthly Deductions are taken until 180 Monthly Deductions have been made after the effective date of the increase, when the Deferred Administrative Charge on the increase will be reduced to zero.

The administrative expenses covered by the Deferred Administrative Charge are the same expenses covered by the Initial Monthly
Charge included in the Monthly Deduction. See "Monthly Deduction" below. Even though the same administrative expenses are covered by both charges, we will not be reimbursed twice for these issuance expenses. Except as described below for spouse riders, these two charges have been calculated so that these administrative expenses related to issuance will generally be collected either through the Monthly Deduction (which covers these charges through the Initial Monthly Charge) or through the Decrease Charge
(which covers these charges through the Deferred Administrative Charge). Each of these charges applies until 180 Monthly
Deductions have been made, and the scheduled reductions in the Deferred Administrative Charge described above over this period have been calculated to take into account the amount of issuance expenses that would have already been collected through the
Initial Monthly Charge. In effect, the collection of the Deferred Administrative Charge included in the Decrease Charge, which would be collected only upon lapse or surrender of the Contract or in part upon a requested decrease in Face Amount, would be an
"acceleration" of the amounts that otherwise would have been paid during this 15-year period through the Initial Monthly Charge included in the Monthly Deduction. If the Deferred Administrative Charge is imposed in part due to a requested decrease in Face
Amount, the amount of the Initial Monthly Charge will be reduced accordingly (see "CHARGES AND DEDUCTIONS-Monthly
Deduction-Initial Monthly Charge").

The discussion in the immediately preceding paragraph does not apply to spouse riders. The Deferred Administrative Charge is not an "acceleration" of the Initial Monthly Charge applicable to any spouse rider providing insurance benefits on the Insured's spouse. An Initial Monthly Charge will arise upon issuance of a spouse rider, but no Deferred Administrative Charge will be calculated. If the Contract lapses or is surrendered during a period when the Initial Monthly Charge is being applied for spouse rider benefits, this charge will not be collected through the Deferred Administrative Charge or otherwise, unless the Contract is reinstated (see "PAYMENT AND ALLOCATION OF PREMIUMS-Contract Lapse and Reinstatement").

Method of Deduction and Effect of Decrease Charge. The Decrease Charge will be treated as a deduction against your Accumulated
Value, and will compensate us for sales and issuance expenses described above upon surrender or lapse of the Contract or in part upon your request for a decrease in Face Amount. Otherwise, the Decrease Charge will not be taken out of the Accumulated Value held for investment under the Contract. The Accumulated Value will continue to reflect the investment experience of the selected
Subaccount(s), although the Decrease Charge will be treated as a deduction for purposes of determining the Contract's Cash
Surrender Value.

This treatment will affect various Contract rights. Deducting the Decrease Charge in determining the Cash Surrender Value will affect

     (a)  the amount available for Contract loans (see "CONTRACT RIGHTS--Loan Privileges"),

     (b)  the amount available in connection with full or partial surrenders (see "CONTRACT RIGHTS-Surrender Privileges"), and

     (c)  the amount available to pay Monthly Deductions, which will, subject to the Death Benefit Guarantee (see "DEATH BENEFIT
          GUARANTEE"), determine the Contract's duration and possible lapse (see "PAYMENT AND ALLOCATION OF PREMIUMS-Contract
          Lapse and Reinstatement").

If you request a decrease of the Face Amount, that part of any existing Decrease Charge attributable to the decrease will reduce the Accumulated Value attributable to your Contract, and the Decrease Charge will be reduced by the part of the Decrease Charge reflecting the decrease. The amount by which the Decrease Charge is reduced will be allocated against the Subaccount(s) of the
Variable Account in the same manner that Monthly Deductions are allocated against the Subaccount(s). See "Charges Against
Accumulated Value-Monthly Deductions" below. If the Cash Surrender Value is not sufficient to cover the Decrease Charge imposed in connection with the requested decrease, the requested decrease will not be made.

The Decrease Charge imposed for a requested decrease in Face Amount will be determined by using the Decrease Charge then applicable to various parts of the current Face Amount in the following order: (a) the Decrease Charge for the most recent increase; (b) the Decrease Charge for the next most recent increases successively; and (c) the Decrease Charge for the initial
Face Amount.

The calculation of the Decrease Charge for requested decreases can be illustrated as follows. Assume that a Contract has an initial Face Amount of $100,000, and the Face Amount is first increased by $20,000, and then increased by $30,000, and then the
Face Amount is decreased by $40,000. The Decrease Charge imposed for the $40,000 decrease would be determined by using the
Decrease Charge for the most recent increase in Face Amount ($30,000) and then adding a proportionate part of the Decrease Charge for the next most recent increase ($10,000/$20,000, or one-half of the Decrease Charge for that increase). If, instead, the requested decrease was $60,000, the Decrease Charge imposed for the $60,000 decrease would be determined by using the Decrease
Charge for the two increases (which were $30,000 and $20,000, respectively) and then adding a proportionate part of the Decrease
Charge for the initial Face Amount ($10,000/$100,000, or one-tenth of the Decrease Charge for the initial Face Amount).

If, alternatively, it is assumed that a Contract has an initial Face Amount of $100,000, and the Face Amount is first decreased by
$20,000, then increased by $50,000, and then decreased by $30,000, the Decrease Charge on the requested decreases would be as follows. The Decrease Charge imposed for the first decrease ($20,000) would be determined by using a proportionate part of the
Decrease Charge for the initial Face Amount ($20,000/$100,000, or one-fifth of the Decrease Charge for the initial Face Amount).
The Decrease Charge imposed for the second decrease ($30,000), would be determined by using a proportionate part of the Decrease
Charge for the most recent increase ($30,000/$50,000, or six-tenths of the Decrease Charge for that increase.

Reinstatement of Decrease Charge. If a Contract lapses and is then reinstated, any Decrease Charge applicable at the time of lapse will also be reinstated. See "PAYMENT AND ALLOCATION OF PREMIUMS-Contract Lapse and Reinstatement".

See Appendix E for information about differences in the Decrease Charge and the Deferred Administrative Charge on VUL 1 contracts.

Monthly Deduction

Charges will be deducted on the Contract Date and each Monthly Anniversary from the Accumulated Value of the Contract (the
"Monthly Deduction") to compensate us for administrative expenses and the insurance provided by the Contract.

The Monthly Deduction consists of three components--

     (a)  the cost of insurance,

     (b)  insurance underwriting and expenses in connection with issuing the Contract or any increase in Face Amount, and the costs of ordinary administration of the Contract, and

     (c)  the cost of any additional benefits added by rider.

Because portions of the Monthly Deduction, such as the cost of insurance, can vary from month to month, the Monthly Deduction itself will vary in amount from month to month.

We will take the Monthly Deduction on the Contract Date and on each subsequent Monthly Anniversary prior to the Insured's Attained
Age 100. (On the Contract Date, a Monthly Deduction covering the period of time from the Date of Issue until the first Monthly
Anniversary will be deducted and, if any Monthly Anniversary occurs prior to the Contract Date, the Monthly Deduction(s) for such
Monthly Anniversaries will also be made on the Contract Date.) The Monthly Deduction will be deducted from the Accumulated Value of the Contract by redeeming units from the Subaccounts of the Variable Account.  The Monthly Deduction will be allocated against each Subaccount in the same proportion that the Contract's Accumulated Value in each Subaccount bears to the total Accumulated
Value of the Contract, less the Accumulated Value in the Loan Account, at the Monthly Anniversary. Subject to our approval, you may specify a different allocation for the Monthly Deduction.

Cost of Insurance. Because the cost of insurance depends upon several variables, the cost for each Contract Month can vary from month to month. We will determine the monthly cost of insurance charge by multiplying the applicable cost of insurance rate or rates by the net amount at risk divided by 1000 for each Contract Month. The net amount at risk on any Monthly Anniversary is the amount by which the Death Benefit which would have been payable on that Monthly Anniversary exceeds the Accumulated Value on that
Monthly Anniversary. For the purposes of this calculation, the Death Benefit will be divided by 1.0040741, which reduces the net amount at risk by taking into account assumed monthly earnings at an annual rate of 5%. In general, the actual cost of insurance rate will be lower for Contracts having a Face Amount at issuance or after a requested increase that equal or exceed the following amounts: $500,000-$999,999; and $1,000,000.

We will determine the monthly cost of insurance separately for each component of the net amount at risk, using the cost of insurance rate applicable to the component, in the following order:

     (1)  the initial Face Amount;

     (2)  successively, each increase in Face Amount up to the Face Amount in force, in the order in which the increase took effect; and

     (3)  any Death Benefit that would be payable by reason of Accumulated Value calculations (that is, whenever the Death Benefit is based on the applicable percentage of Accumulated Value) over the Face Amount in force.

For example, when a Contract Owner has elected to make an increase in the Face Amount, the monthly cost of insurance would be computed separately on the initial Face Amount using the cost of insurance rate for the premium class determined upon Contract issuance, and to each increase in Face Amount using the cost of insurance rate for the premium class determined for such increase as specified in the supplement to the Contract evidencing that increase.

Because the monthly cost of insurance must be determined separately for each component of the net amount at risk described above, the Accumulated Value must be allocated to each component. For purposes of determining the net amounts at risk for each component if Option B is in effect, the Accumulated Value will first be considered a part of the initial Face Amount, and then each successive increase in the Face Amount. If the Accumulated Value is greater than the initial Face Amount, it will be considered a part of each increase in order, starting with the first increase.

When Option A is in effect, the Accumulated Value is not included within the Face Amount. Accordingly, the cost of insurance rates applicable will be the rate(s) applicable to the Face Amount (and any increases in Face Amount). The cost of insurance rate applicable to the remaining Death Benefit, if any, that would be payable by reason of Accumulated Value calculations (which is the remainder of the net amount at risk) will be that applicable to the initial Face Amount.

Any change in the net amount at risk will affect the total cost of insurance paid by the Contract Owner. For example, because generally the net amount at risk equals the excess of the Death Benefit over the Accumulated Value, the net amount at risk may be affected by changes in the Accumulated Value, in the Face Amount, or in the Death Benefit Option in effect. See "CONTRACT
BENEFITS-Death Benefits-Accumulated Value and Cash Surrender Value".

Cost of Insurance Rate. Cost of insurance rates will be based on the Face Amount and the gender, issue age, Attained Age and premium class of the Insured. The actual monthly cost of insurance rates will be based on our expectations as to future mortality experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Contract. These guaranteed rates are based on the Insured's Attained Age and the 1980 Commissioners Standard Ordinary Mortality Table.

Any change in the cost of insurance rates will be based on the Initial Face Amount and any requested increases in Face Amount, and will apply to all Insureds of the same premium class, gender, issue age and Attained Age. In general, the actual cost of insurance rate will be lower for Contracts having a Face Amount at issuance or after a requested increase that equal or exceed the following amounts: $500,000-$999,999; and $1,000,000.

Montana has enacted legislation that requires that cost of insurance rates applicable to Contracts purchased in Montana cannot vary on the basis of the Insured's gender. Therefore, for Contracts issued in the state of Montana, the cost of insurance rate will not be based on the basis of gender. In connection with certain employment-related plans, cost of insurance rates may in some circumstances not distinguish between men and women. See "EMPLOYMENT-RELATED BENEFIT PLANS".

Premium Class. The premium class of an Insured will affect the cost of insurance rates. We currently place Insureds into standard premium classes and into rated premium classes, which involve a higher mortality risk. In an otherwise identical Contract, an
Insured in the standard premium class will have a lower cost of insurance than an Insured in a premium class with higher mortality risks. The premium classes are also divided into two categories: tobacco users and non-tobacco users.  Non-tobacco user Insureds will generally incur lower cost of insurance rates than Insureds who are classified as tobacco users. In addition, certain
Insureds over Attained Age 18 and less than Attained Age 75 who are non-tobacco users and who meet special underwriting requirements may be classified as preferred.  An Insured in a preferred premium class will have a lower cost of insurance than an
Insured in a standard or rated premium class.

Any Insured with an Attained Age at issuance under 18 will not be classified initially as a tobacco user or a non-tobacco user.
When the Insured reaches Attained Age 18, he or she will then be classified as a tobacco user, unless the Insured provides satisfactory evidence that he or she is a non-tobacco user. (We will provide notice to you of the opportunity for the Insured to be classified as a non-tobacco user when the Insured reaches Attained Age 18.)

Monthly Administration Charge. We have primary responsibility for the administration of the Contract and the Variable Account. As a result, we expect to incur certain ordinary administrative expenses and certain issuance expenses. A monthly administration charge included in the Monthly Deduction will be used to reimburse us for these expenses, except to the extent that these expenses are reimbursed through the collection of the Deferred Administrative Charge included in the Decrease Charge, which is, in effect, an "acceleration" of the initial administrative charge described below.

There are two administrative charges included in the monthly administration charge-a basic monthly administrative charge that is collected every Contract Month and an initial monthly charge that is deducted as part of the first 180 Monthly Deductions (the
"Initial Monthly Charge") following Contract issuance and following any requested increase in Face Amount.

Basic Monthly Administrative Charge. We will deduct a basic monthly administrative charge of $10.00 from the Accumulated Value on the Contract Date and each Monthly Anniversary prior to the Insured's Attained Age 100 as part of the Monthly Deduction. This charge is intended to reimburse us for ordinary administrative expenses expected to be incurred, including record keeping, processing Death Benefit claims, certain Contract changes, preparing and mailing reports, and overhead costs.

Initial Monthly Charge. We will deduct the Initial Monthly Charge from the Accumulated Value as part of the first 180 Monthly
Deductions following Contract issuance, commencing with the Monthly Deduction(s) collected on the Contract Date. This monthly charge will equal an amount per $1,000 of Face Amount based upon the Insured's Attained Age at Contract issuance and, except for
Insureds with an Attained Age at Contract issuance under 18, the Insured's gender and upon whether the Insured is a tobacco user or not. The Initial Monthly Charge per $1,000 of Face Amount will be determined from Appendix D. As shown in Appendix D, the
Initial Monthly Charge will be less for Contracts having a Face Amount at issuance that equal or exceed the following amounts:
$500,000-$999,999; and $1,000,000.

If the Face Amount is increased, we will deduct a separate Initial Monthly Charge for Increases from the Accumulated Value as part of the first 180 Monthly Deductions after the increase. The deductions will begin with the Monthly Anniversary on which the increase becomes effective. We will determine this separate Initial Monthly Charge for Increases in the same manner as for the initial Face Amount, except that the Insured's Attained Age on the effective date of the increase will be used and the charge per
$1,000 of Face Amount to be applied to the increase will be based on the amount of the entire new Face Amount after giving effect to the increase.

If a spouse rider providing additional insurance benefits on the Insured's spouse is added, we will deduct a separate Initial
Monthly Charge from the Accumulated Value as part of the first 180 Monthly Deductions after the issuance of the spouse rider. The deductions will begin with the Monthly Anniversary on which the spouse rider becomes effective. This additional Initial Monthly
Charge will be determined in the same manner as for the initial Face Amount, except that the spouse's Attained Age and tobacco user status and gender on the effective date of the rider will be used.

Montana has enacted legislation that requires that cost of insurance rates and other charges applicable to Contracts purchased in
Montana cannot vary on the basis of the Insured's gender. Therefore, in Montana, this charge will not be based on the gender of the Insured.

The Initial Monthly Charge is intended to reimburse us for administrative expenses in connection with the issuance of the
Contract, including medical exams, review of applications for insurance underwriting decisions, and processing of the applications and establishing Contract records. Similar expenses are expected in connection with future changes in the Contract initiated by the Contract Owner which involve "insurability" decisions, such as applications for increases in Face Amount and the issuance of spouse riders.

The issuance expenses covered by the Initial Monthly Charge are the same expenses covered by the Deferred Administrative Charge included in the Decrease Charge. See "CHARGES AND DEDUCTIONS-Accumulated Value Charges-Decrease Charge" above. We will not, however, be reimbursed twice for these expenses. As described above (see "CHARGES AND DEDUCTIONS-Accumulated Value Charge-Decrease
Charge"), and except in the case of charges attributable to spouse riders (see discussion below), if a Contract lapses or is totally surrendered during the 15-year period when the Initial Monthly Charge applies, or if a requested decrease in Face Amount occurs during the 15-year period when the Initial Monthly Charge generally applies, the Initial Monthly Charge will, in effect, generally be "accelerated" and collected in the form of the Deferred Administrative Charge included in the Decrease Charge.

Because the Deferred Administrative Charge included in the Decrease Charge is in effect an "acceleration" of the Initial Monthly
Charge, the imposition of the Deferred Administrative Charge will generally eliminate or reduce the Initial Monthly Charge. If the
Contract lapses or is totally surrendered during the 15-year period when the Initial Monthly Charge applies so that the Decrease
Charge is imposed, the Initial Monthly Charge will not be collected. If the Face Amount is decreased at the Contract Owner's request during this 15-year period so that the Decrease Charge (including the Deferred Administrative Charge) is imposed in part, we will reduce the Initial Monthly Charge because of the Deferred Administrative Charge imposed (being applied to reduce proportionately or eliminate the Initial Monthly Charge attributable to that portion of the Face Amount covered by the Decrease
Charge).

If a Contract lapses and is then reinstated, we will reinstate the Initial Monthly Charge until a total of 180 Monthly Deductions have been taken. See "PAYMENT AND ALLOCATION OF PREMIUMS-Contract Lapse and Reinstatement".

No Deferred Administrative Charge will be calculated for the issuance of a spouse rider, even though a separate Initial Monthly
Charge will be calculated for spouse riders. As a result, the Initial Monthly Administrative Charge attributable to a spouse rider will not be "accelerated" and collected in the form of the Deferred Administrative Charge upon surrender or lapse or upon a requested decrease in Face Amount. If a lapse or total surrender of the Contract or a cancellation of the spouse rider occurs during the 15-year period when an Initial Monthly Charge applies for a spouse rider, the charge will not be collected. If a requested decrease on a spouse rider occurs during this 15-year period, the Initial Monthly Charge attributable to the spouse rider will be reduced proportionately.

Additional Insurance Benefits Charges. The Monthly Deduction will include charges for any additional insurance benefits added to the Contract by rider. These charges are for insurance protection, and the monthly amounts will be specified in the Contract. See
"GENERAL PROVISIONS-Additional Insurance Benefits".

See Appendix E for information about differences in the Monthly Deduction, including the cost of insurance rates, basic monthly administrative charge, and the Initial Monthly Charge on VUL 1 contracts.

Partial Surrender Charge

We will deduct a partial surrender charge of $25 or 2% of the surrender amount requested, whichever is less, from the amount withdrawn for each partial surrender to compensate us for the administrative costs in effecting the requested payment and in making necessary calculations for any reductions in Face Amount which may be required by reason of the partial surrender. This charge is guaranteed not to increase.

Charges Against the Variable Account

Mortality and Expense Risk Charge. We will deduct a daily charge (the "Mortality and Expense Risk Charge") from the value of the net assets of the Variable Account to compensate us for mortality and expense risks we assume. We have determined that a Mortality and Expense Risk Charge at an annual rate of .75% of the average daily net assets of each Subaccount would be reasonable in relation to the mortality and expense risks we assume under the Contract. We will, however, initially impose a Mortality and
Expense Risk Charge at an annual rate of .60% (or a daily rate of .001644). We guarantee not to increase the Mortality and Expense
Risk Charge above an annual rate of .75%. We will deduct the daily charge from the net asset value of the Variable Account, and therefore the Subaccounts, on each Valuation Date. When the previous day or days were not a Valuation Date, the deduction on the
Valuation Date will be .001644% multiplied by the number of days since the last Valuation Date.

The mortality risk we assume is that Insureds may live for a shorter time than projected because of inaccuracies in the projections, and that an aggregate amount of Death Benefits greater than that projected accordingly will be payable. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the administrative charges provided in the Contracts.

Taxes. Currently, we make no charge against the Variable Account for Federal income taxes. We may, however, make such a charge in the future if income or gains within the Variable Account will incur any Federal income tax liability. Charges for other taxes, if any, attributable to the Variable Account may also be made. See "FEDERAL TAX MATTERS".

Investment Advisory Fee of the Fund. Because the Variable Account purchases shares of the Fund, the net assets of the Variable
Account will reflect the investment advisory fee incurred by the Fund. As investment adviser to the Fund, we charge the Fund a daily investment advisory fee equal to an annual rate of .40% of the aggregate average daily net assets of the Money Market,
Income, High Yield, Growth, Mid Cap Growth, and Opportunity Growth Portfolios. We also charge the Fund an annual investment advisory fee equal to .85% of the aggregate average daily net assets of the World Growth Portfolio. See "AID ASSOCIATION FOR
LUTHERANS AND THE VARIABLE ACCOUNT-LB Series Fund, Inc.", and the accompanying current prospectus for the Fund.

Operating expenses of the Fund, other than the investment advisory fee, are reimbursed by AAL and LBVIP pursuant to an Expense
Reimbursement Agreement.  For the fiscal year of the Fund ended December 31, 2000, the Fund was reimbursed approximately
$3,897,115 for such operating expenses, which would have represented approximately 0.04% of the average daily net assets of each of the Portfolios in the Fund without the reimbursement.  The Expense Reimbursement Agreement could be terminated at any time by the mutual agreement of the Fund, AAL and LBVIP, but the Fund, AAL and LBVIP currently contemplate that the Expense Reimbursement
Agreement will continue so long as the Fund remains in existence.  If the Expense Reimbursement Agreement were terminated, the
Fund would be required to pay these operating expenses, which would reduce the net investment return on the shares of the Fund held by the Subaccounts of the Variable Account.

                                              DEATH BENEFIT GUARANTEE

General. If you meet the requirement described below for the Death Benefit Guarantee, we guarantee that the Contract will not lapse before the termination of the Death Benefit Guarantee specified in the Contract.  In Contracts issued in the State of
Maryland, the "Death Benefit Guarantee" described in this Prospectus is called a "No-Lapse Guarantee."  For Maryland Contracts, references in this Prospectus to the Death Benefit Guarantee should be understood as references to the No-Lapse Guarantee.

Whenever the Monthly Deduction to be made would result in a Cash Surrender Value less than zero, any excess of Accumulated Value over Contract Debt will be used to pay the Monthly Deduction. If available Accumulated Value is less than the Monthly Deduction then due and the Death Benefit Guarantee is in effect, we will pay the deficiency.

If the Death Benefit Guarantee terminates, the Contract will not necessarily lapse. For a discussion of the circumstances under which the Contract may lapse, see "PAYMENT AND ALLOCATION OF PREMIUMS-Contract Lapse and Reinstatement".

The Death Benefit Guarantee provides significant protection against lapse of the Contract. First, to the extent Cash Surrender
Value declines due to poor investment performance, the Death Benefit Guarantee may be necessary to avoid lapse of the Contract.
Second, during the early Contract Years, the Cash Surrender Value will generally not be sufficient to cover the Monthly Deduction, so that the Death Benefit Guarantee will be necessary to avoid lapse of the Contract. This occurs because the Decrease Charge usually exceeds the Accumulated Value in these years. You should also consider that if an increase in Face Amount is requested, an additional Decrease Charge would apply for the 15 years following the increase, which could create a similar possibility of lapse as exists during the early Contract Years. THUS, EVEN THOUGH THE CONTRACT PERMITS PREMIUM PAYMENTS LESS THAN THE PAYMENTS REQUIRED
TO MAINTAIN THE DEATH BENEFIT GUARANTEE, YOU WILL LOSE THE SIGNIFICANT PROTECTION PROVIDED BY THE DEATH BENEFIT GUARANTEE BY
PAYING LESS THAN THE PREMIUMS REQUIRED TO MAINTAIN THE GUARANTEE.

WHEN CONSIDERING CONTRACT LOANS (see "CONTRACT RIGHTS-Loan Privileges") OR PARTIAL SURRENDERS (see "CONTRACT RIGHTS-Surrender
Privileges"), YOU SHOULD KEEP IN MIND THAT A CONTRACT LOAN OR PARTIAL SURRENDER COULD CAUSE TERMINATION OF THE DEATH BENEFIT
GUARANTEE BECAUSE THE AMOUNT OF ANY PARTIAL SURRENDER OR CONTRACT LOAN AMOUNT WILL, SUBJECT TO CERTAIN EXCEPTIONS, BE DEDUCTED
FROM CUMULATIVE PREMIUM PAYMENTS IN DETERMINING WHETHER THE REQUIREMENTS FOR THE DEATH BENEFIT GUARANTEE HAVE BEEN MET.

Death Benefit Guarantee Requirement. The Death Benefit Guarantee applies if the total cumulative premiums paid (before deduction of the Premium Expense Charges) under the Contract, less any partial surrenders and the Loan Amount, equals or exceeds the sum of the Death Benefit Guarantee Premiums (described below) on each Monthly Anniversary since the issuance of the Contract. If the
Death Benefit Guarantee requirement is not met but the Cash Surrender Value less any unearned interest is greater than or equal to the sum of the Death Benefit Guarantee Premiums from the Date of Issue through that Monthly Anniversary, then the sum of premiums paid as used above will be deemed to increase through that date to the amount necessary to meet the Death Benefit Guarantee requirement.

In addition, a portion of any partial surrender or Contract Loan Amount may be excluded when determining if the Death Benefit
Guarantee requirement is met. The amount excluded is calculated on the date of the partial surrender or Contract loan and is equal to the lesser of:

     1)  The amount of the partial surrender or unpaid Contract loan; and

     2)  The excess, if any, of the Cash Surrender Value less unearned prepaid loan interest over the greater of (a) and (b) where:

         a)  Is the sum of premiums paid less the amount of any partial surrenders and Contract loans not previously excluded when determining if the Death Benefit Guarantee requirement was met; and

         b)  Is the sum of Death Benefit Guarantee Premiums from the Date of Issue through the Monthly Anniversary on or next after the date of the partial surrender or Contract loan.

These calculations for Death Benefit Guarantee compliance are intended to provide you with the flexibility to take advantage of certain increases in Cash Surrender Value without losing the benefit of the Death Benefit Guarantee. First, by "deeming" the sum of premiums paid to be increased under the circumstances described above for purposes of the Death Benefit Guarantee, you can take advantage of increases in Cash Surrender Value by reducing or suspending actual premium payments so long as the Cash Surrender
Value, less any unearned prepaid loan interest, remains at a sufficient level to maintain the Death Benefit Guarantee under the formula described above.

Second, by excluding part of a partial surrender or a Contract loan under the circumstances described above for purposes of the
Death Benefit Guarantee, you can take advantage of increases in Cash Surrender Value by withdrawing a part of such increases by means of a partial surrender or Contract loan, provided that on the date of such surrender or loan the Cash Surrender Value, less any unearned prepaid loan interest, is at a sufficient level under the formula described above. Of course, any such actions taken by you will have the effect (directly or indirectly) of reducing the Cash Surrender Value, which may mean that less Cash Surrender
Value will be available for future Contract charges and for determining future compliance with the requirements for the Death
Benefit Guarantee. You should also consider the other effects of varying the amount and frequency of premium payments (see
"PAYMENT AND ALLOCATION OF PREMIUMS") and of partial surrenders and Contract loans (see "CONTRACT RIGHTS-Loan Privileges" and
"CONTRACT RIGHTS-Surrender Privileges").

If sufficient premium payments have been made, the Death Benefit Guarantee will apply until the specified Attained Age of the
Insured shown in the Contract, which Attained Age will be the later of (a) the Insured's Attained Age 71 (Attained Age 66 for
contracts issued in New York) and (b) the Attained Age of the Insured at the end of a period ranging from 8 to 34 years (3 to 29 years for contracts issued in New York) (varying with the Insured's Attained Age at issue) from the Date of Issue.

We will determine on each Monthly Anniversary whether the requirements for the Death Benefit Guarantee have been satisfied, but premiums need not be paid on a monthly basis. If, as of any Monthly Anniversary, you have not made sufficient premium payments to maintain the Death Benefit Guarantee, the Death Benefit Guarantee will terminate immediately, subject to only a limited right of reinstatement, as described below under "Reinstatement".

See Appendix E for information about differences in the Death Benefit Guarantee on VUL 1 contracts.

Reinstatement. If the Death Benefit Guarantee terminates due to insufficient payments, we will send written notice to you that the
Death Benefit Guarantee has terminated. You will have 31 days from the date such notice is sent to reinstate the Death Benefit
Guarantee. The written notice of termination will indicate the premium payment required to reinstate the Death Benefit Guarantee.
If we do not receive this required premium payment within 31 days after the written notice is sent, the Death Benefit Guarantee will remain terminated and can never be reinstated. During this 31 day reinstatement period, you will not have the protection of the Death Benefit Guarantee.

WHEN DETERMINING THE AMOUNT AND FREQUENCY OF PREMIUM PAYMENTS, YOU SHOULD CAREFULLY CONSIDER THAT THE DEATH BENEFIT GUARANTEE
TERMINATES IMMEDIATELY WHEN THE REQUIREMENTS DESCRIBED ABOVE ARE NOT SATISFIED, AND THE ABILITY TO REINSTATE THE DEATH BENEFIT
GUARANTEE PERMANENTLY EXPIRES ON THE FOLLOWING MONTHLY ANNIVERSARY OF THE CONTRACT 31 DAYS AFTER WE SEND WRITTEN NOTICE OF
TERMINATION.

Death Benefit Guarantee Premium. The Contract will state the monthly premium amount required to maintain the Death Benefit
Guarantee (the "Death Benefit Guarantee Premium"). The Death Benefit Guarantee Premium is determined by us based upon a formula taking into account -

     *  the applicable cost of insurance charge for the Insured, using the Insured's actual premium class (see "CHARGES AND
        DEDUCTIONS-Monthly Deduction-Cost of Insurance");

     *  a percentage of assumed monthly Death Benefit Guarantee Premium payment together with an assumed premium processing charge;

     *  the applicable Initial Monthly Charge (see "CHARGES AND DEDUCTIONS--Monthly Deduction-Initial Monthly Charge");

     *  the charge for any additional insurance benefits added by rider (see "GENERAL PROVISIONS-Additional Insurance Benefits");
        and

     *  the basic monthly administrative charge of $10.00 per month (see "CHARGES AND DEDUCTIONS-Monthly Deduction-Basic Monthly
        Administrative Charge").

Due to the factors considered in calculating these charges, the Death Benefit Guarantee Premium will vary depending upon, among other things,

     *  the Insured's gender,

     *  the Insured's Attained Age,

     *  the Insured's premium class,

     *  the Face Amount,

     *  the Death Benefit Option, and

     *  which additional insurance benefits, if any, are added by rider.

The Death Benefit Guarantee Premium will change as the result of certain Contract changes, including an increase or decrease in
Face Amount; a change in Death Benefit Option; a change in premium class; and an increase, decrease, addition or deletion of additional insurance benefits. Whenever the Death Benefit Guarantee Premium changes, the Contract Owner will be notified promptly of the new Death Benefit Guarantee Premium.

                                                     CONTRACT RIGHTS

Loan Privileges

General. You may at any time after the Contract Date borrow money from us using the Contract as the only security for the loan.
You may at any time after the Contract Date obtain Contract loans in an amount not exceeding in the aggregate 90% of the excess of
Accumulated Value over any Decrease Charge on the date of any loan. Loans have priority over the claims of any assignee or other person. The loan may be repaid in full or in part at any time while the Insured is living.

See Appendix E for information about differences in Loan Privileges on VUL 1 contracts.

As used in this Prospectus, the term "Loan Amount" means the sum of all unpaid Contract loans (including any prepaid loan interest added to the then outstanding Loan Amount), and the term "Debt" means the sum of all unpaid Contract loans less any unearned prepaid loan interest). The Loan Amount is used in calculating whether the requirement for the Death Benefit Guarantee has been satisfied (see "DEATH BENEFIT GUARANTEE"). Contract Debt is used in calculating the Contract's Cash Surrender Value (see "CONTRACT
BENEFITS-Accumulated Value and Cash Surrender Value") the amount of Death Benefit proceeds payable to the beneficiary (see
"CONTRACT BENEFITS-Death Benefits"), and (in some cases) in determining whether the Contract will lapse (see "PAYMENT AND
ALLOCATION OF PREMIUMS-Contract Lapse and Reinstatement).

Allocation of Contract Loan. We will allocate a Contract loan among the Subaccounts of the Variable Account in the same proportion that your Contract's Accumulated Value in each Subaccount bears to the Contract's total Accumulated Value in the Variable Account, as of the day on which the request is received or, if that is not a Valuation Date, on the next following Valuation Date. With our approval, you can select a different allocation.

Loans will normally be paid within seven days after receipt of Written Notice. Postponement of loans may take place under certain circumstances. See "GENERAL PROVISIONS-Postponement of Payments".

Interest. The interest rate we charge on Contract loans accrues daily at an annual rate of 7.4%, payable in advance, which is equivalent to a fixed rate of 8% per year. Loan interest is calculated on a prepaid basis, and is payable in advance at the time any Contract loan is made (for the rest of the Contract Year) and at the beginning of each Contract Year thereafter (for that entire Contract Year). If interest is not paid when due, it will be added to the loan balance and will bear interest at the same rate. If death or full surrender occurs before the next Contract Anniversary, unearned interest will be added to the proceeds payable.

Effect of Contract Loans. Accumulated Value equal to the portion of the Contract loan allocated to each Subaccount will be transferred from the Subaccount to the Loan Account, thereby reducing the Contract's Accumulated Value in that Subaccount.

As long as the Contract is in force, Accumulated Value in the Loan Account will be credited with interest at an effective annual rate of 6%. NO ADDITIONAL INTEREST WILL BE CREDITED TO THESE ASSETS. The interest earned during a Contract Month will be credited at the end of the Contract Month. Any interest credited will be allocated to the Subaccount(s) in proportion to the Accumulated
Value in the respective Subaccounts. See "PAYMENT AND ALLOCATION OF PREMIUMS-Allocation of Premiums and Accumulated Value".

Although Contract loans may be repaid at any time, Contract loans will permanently affect the Contract's potential Accumulated
Value and Cash Surrender Value and may permanently affect the Death Benefit under the Contract. The effect on Accumulated Value and Death Benefit could be favorable or unfavorable depending on whether the investment performance of the Accumulated Value in the Subaccount(s) is less than or greater than the interest being credited on the assets in the Loan Account while the loan is outstanding. Compared to a Contract under which no loan is made, values under the Contract will be lower when such interest credited is less than the investment performances of assets held in the Subaccount(s). IN ADDITION, THE DEATH BENEFIT PROCEEDS
WILL BE REDUCED BY THE AMOUNT OF ANY OUTSTANDING CONTRACT DEBT.

THE AMOUNT OF ANY CONTRACT LOAN WILL, SUBJECT TO CERTAIN EXCEPTIONS, BE DEDUCTED FROM CUMULATIVE PREMIUM PAYMENTS IN DETERMINING
WHETHER THE REQUIREMENTS FOR THE DEATH BENEFIT GUARANTEE HAVE BEEN SATISFIED. AS A RESULT, A CONTRACT LOAN COULD RESULT IN
TERMINATION OF THE DEATH BENEFIT GUARANTEE. See "DEATH BENEFIT GUARANTEE".

Repayment of Contract Debt. You may repay Debt at any time while the Insured is living. Each repayment must be at least $25. If not repaid, we will deduct Debt from any proceeds payable under the Contract. As Debt is repaid, your Contract's Accumulated Value held in the Subaccount(s) of the Variable Account will be restored and any prepaid interest attributable to the repaid amount will likewise be allocated to the Subaccount(s) in the same proportion as Debt repayments will be allocated. We will allocate the amount of such repayment (as well as any prepaid loan interest that was unearned by us at the time of repayment) to the
Subaccount(s) of the Variable Account in the same proportion that the Contract's Accumulated Value in a Subaccount bears to the
Contract's total Accumulated Value in the Variable Account (you may select a different allocation basis with our approval). See
"PAYMENT AND ALLOCATION OF PREMIUMS-Allocation of Premiums and Accumulated Value".

When the entire Debt is repaid, interest that would be credited upon the assets held in the Loan Account during the period from the last Monthly Anniversary to the date of repayment will also be allocated to the Subaccount(s) in the same proportion as Debt repayments will be allocated. We will allocate the repayment of Debt as of the date on which the repayment is received or, if that is not a Valuation Date, on the next following Valuation Date.

You must notify us if a payment is a premium payment; otherwise, it will be considered a loan repayment.

Tax Considerations. Under the Technical and Miscellaneous Revenue Act of 1988, any loans taken from a "modified endowment contract" will be treated as a taxable distribution. In addition, with certain exceptions, a ten percent (10%) additional income tax penalty would be imposed on the portion of any loan that is included in income. See "FEDERAL TAX MATTERS-Contract Proceeds".

Surrender Privileges

At any time before the death of the Insured, you may partially or totally surrender the Contract by sending Written Notice to us.
The Cash Surrender Value will equal the Accumulated Value less any Contract Debt and any Decrease Charge. You may elect to have the amount paid in cash or under a settlement option. See "CONTRACT BENEFITS-Payment of Contract Benefits".

Full Surrender. If you surrender the Contract in full, you will be paid the Cash Surrender Value of the Contract determined as of the date a Written Notice requesting surrender is received by us(or as of such later date as you shall specify in the Written
Notice), or, if this date is not a Valuation Date, the next following Valuation Date. To surrender the Contract fully, you must deliver the Contract to us along with the Written Notice requesting surrender.

Partial Surrender. You may surrender the Contract in part for any amount, as long as the amount of the partial surrender is at least $200 and as long as the remaining Cash Surrender Value is not less than $500 (in each case with the Cash Surrender Value being determined on the day Written Notice is received by us, or if this is not a Valuation Date, the next following Valuation
Date). The amount surrendered, including any surrender charge, will be deducted from the Subaccount(s) of the Variable Account in the same proportion that your Accumulated Value in the respective Subaccount(s) bears to the Contract's total Accumulated Value in the Subaccount(s) at that time (you may select a different allocation basis with our approval). A surrender charge of $25 or 2% of the surrender amount requested, whichever is less, will be deducted by us from the amount withdrawn. For a discussion of certain limitations and considerations applicable to partial surrenders, see "Partial Surrenders-Certain Other Considerations" below.

Effect of Partial Surrenders on Face Amount and Death Benefit. A partial surrender will always decrease the Death Benefit and may also decrease the Face Amount. As described below, the effect of a partial surrender on the Death Benefit and the Face Amount may vary depending upon the Death Benefit Option in effect and whether the Death Benefit is based on the applicable percentage of
Accumulated Value.

Option A-Effect of Partial Surrenders. The effect of a partial surrender on the Face Amount and Death Benefit under Option A can be described as follows. The Face Amount will never be decreased by a partial surrender. A partial surrender will, however, always decrease the Death Benefit under Option A by one of the following amounts:

*  If the Death Benefit equals the Face Amount plus the Accumulated Value, a partial surrender will reduce the Accumulated Value by the amount of the partial surrender and thus the Death Benefit will also be reduced by the amount of the partial surrender.

Illustration. For the purpose of this illustration (and any following illustrations of partial surrenders), assume that the
Attained Age of the Insured is under 40, and there is no Contract Debt. (The applicable percentage is 250% for an Insured with an
Attained Age of 40 or below. See "CONTRACT BENEFITS-Death Benefits".)

Under Option A, a Contract with a Face Amount of $100,000 and an Accumulated Value of $60,000 will have a Death Benefit of
$160,000 ($100,000 + $60,000). Assume that the Contract Owner wishes to take a partial surrender of $20,000. Because the Death
Benefit equals the Face Amount plus the Accumulated Value, the partial surrender will reduce the Accumulated Value to $40,000
($60,000 - $20,000 = $40,000) and the Death Benefit to $140,000 ($100,000 + $40,000). The Face Amount is not changed.

*  If the Death Benefit immediately prior to the partial surrender is based on the applicable percentage of Accumulated Value, the
   Death Benefit will be reduced to equal, the greater of (a) the Face Amount plus Accumulated Value after deducting the partial surrender and (b) the Death Benefit based on the applicable percentage of Accumulated Value after deducting the partial surrender.

Illustration. Under Option A, a Contract with a Face Amount of $100,000 and an Accumulated Value of $80,000 will have a Death
Benefit of $200,000 ($80,000 X 2.5). Assume that the Contract Owner wishes to take a partial surrender of $20,000. Because the
Death Benefit is based on the applicable percentage of Accumulated Value, the partial surrender will reduce the Accumulated Value to $60,000 ($80,000 - $20,000) and the Death Benefit to the greater of (a) the Face Amount plus the Accumulated Value ($100,000 +
$60,000 = $160,000), and (b) the Death Benefit based on the applicable percentage of Accumulated Value ($60,000 X 2.5 = $150,000).
Therefore, the Death Benefit will be $160,000. The Face Amount is not changed.

Option B-Effect of Partial Surrenders.  The effect of a partial surrender on the Face Amount and Death Benefit under Option B can be described as follows:

*  If the Death Benefit equals the Face Amount, a partial surrender will reduce the Face Amount and the Death Benefit by the amount of the partial surrender.

Illustration. Under Option B, a Contract with a Face Amount of $100,000 and an Accumulated Value of $30,000 will have a Death
Benefit of $100,000 (that is, the Face Amount). Assume that the Contract Owner wishes to take a partial surrender of $10,000. The partial surrender will reduce the Accumulated Value to $20,000 ($30,000 - $10,000) and the Death Benefit and Face Amount to
$90,000 ($100,000 - $10,000).

*  If the Death Benefit is based on the applicable percentage of Accumulated Value and the amount of the partial surrender multiplied by the applicable percentage is less than the Death Benefit immediately prior to the partial surrender minus the Face
   Amount at that time, the Face Amount will not be reduced and the Death Benefit will be reduced by the amount of the partial surrender multiplied by the applicable percentage.

Illustration. Under Option B, a Contract with a Face Amount of $100,000 and an Accumulated Value of $60,000 will have a Death
Benefit of $150,000 ($60,000 X 2.5). Assume that the Contract Owner wishes to take a partial surrender of $10,000. The amount of the partial surrender multiplied by the applicable percentage ($10,000 X 2.5 = $25,000) is less than the Death Benefit minus the
Face Amount prior to the partial surrender ($150,000 - $100,000 = $50,000). Because the Death Benefit is based on the applicable percentage of Accumulated Value and the amount of the partial surrender multiplied by the applicable percentage is less than the
Death Benefit minus the Face Amount, the Face Amount will not be reduced and the Death Benefit will be reduced by the amount of the partial surrender multiplied by the applicable percentage ($150,000 - ($10,000 X 2.5) = $125,000). This is also the Death
Benefit based on the applicable percentage of Accumulated Value after the partial surrender (($60,000 - $10,000) X 2.5 = $125,000).

*  If the Death Benefit immediately prior to the partial surrender is based on the applicable percentage of Accumulated Value and the amount of the partial surrender multiplied by the applicable percentage exceeds the Death Benefit immediately prior to the partial surrender minus the Face Amount at that time, the Face Amount will be reduced by an amount equal to

     (a)  the amount of the partial surrender, less

     (b)  the result obtained by dividing

          (i)  the difference between the Death Benefit and the Face Amount immediately prior to the partial surrender by

          (ii) the applicable percentage.

The Death Benefit will be reduced to equal the Face Amount after the partial surrender.

Illustration. Under Option B, a Contract with a Face Amount of $100,000 and an Accumulated Value of $60,000 will have a Death
Benefit of $150,000 ($60,000 X 2.5). Assume that the Contract Owner wishes to take a partial surrender of $30,000. The amount of the partial surrender multiplied by the applicable percentage ($30,000 X 2.5 = $75,000) exceeds the Death Benefit minus the Face
Amount prior to the partial surrender ($150,000 - $100,000 = $50,000). Because the Death Benefit is based on the applicable percentage of Accumulated Value and the amount of the partial surrender multiplied by the applicable percentage exceeds the Death
Benefit minus the Face Amount, the Face Amount will be reduced by an amount equal to

     (1)  the amount of the partial surrender, less

     (2)  the result obtained by dividing

          (A)  the difference between the Death Benefit and the Face Amount prior to the partial surrender by

          (B)  the specified percentage ($30,000 - (($150,000 - $100,000)(divided by) 2.5)) = $10,000).

The Face Amount after the partial surrender will be $90,000 ($100,000 - $10,000) and the Death Benefit will be $90,000.

Partial Surrenders-Certain Other Considerations. THE AMOUNT OF ANY PARTIAL SURRENDER WILL, SUBJECT TO CERTAIN EXCEPTIONS, BE
DEDUCTED FROM CUMULATIVE PREMIUM PAYMENTS IN DETERMINING WHETHER THE REQUIREMENTS FOR THE DEATH BENEFIT GUARANTEE HAVE BEEN
SATISFIED. AS A RESULT, A PARTIAL SURRENDER COULD RESULT IN TERMINATION OF THE DEATH BENEFIT GUARANTEE. See "DEATH BENEFIT
GUARANTEE".

Because a partial surrender can affect the Face Amount and the Death Benefit (as described above), a partial surrender may also affect the net amount at risk under a Contract. The net amount at risk is, in general, the difference between the Death Benefit and the Accumulated Value and will be used in calculating the cost of insurance protection provided under the Contract. See
"CHARGES AND DEDUCTIONS-Accumulated Value Charges-Monthly Deduction-Cost of Insurance".

A request for partial surrender will not be implemented if or to the extent the requested partial surrender would reduce the Face
Amount below $5,000. Also, if a partial surrender would decrease the Face Amount, to the extent that the partial surrender would result in cumulative premiums exceeding the maximum premium limitations applicable under the Internal Revenue Code for life insurance, we will not effect such partial withdrawal. See "PAYMENT AND ALLOCATION OF PREMIUMS-Amount and Timing of
Premiums-Premium Limitations".

Tax Considerations. Under the Technical and Miscellaneous Revenue Act of 1988, any surrender of a "modified endowment contract"
will be treated as a taxable distribution. In addition, with certain exceptions, a ten percent (10%) additional income tax penalty would be imposed on the portion of any loan that is included in income. See "FEDERAL TAX MATTERS-Contract Proceeds".

Free Look Privileges

The Contract provides for two types of "free look" privileges, one after the application and issuance of the Contract and the other after any increase in Face Amount.

Free Look for Contract. The Contract provides for an initial Free Look Period. You may cancel the Contract until the latest of (a)
45 days after Part I of the application for the Contract is signed, (b) 10 days after you receive the Contract (15 days for
Contracts issued in Colorado and 20 days for Contracts issued in North Dakota), and (c) 10 days after we mail or personally deliver a notice of withdrawal right to you. In Alaska, Arizona, Delaware, Florida, Iowa, Kansas, Montana, Oregon and Wisconsin,
when you return the Contract, you will receive a refund equal to the sum of

     (i)   the Accumulated Value (as of the date the returned Contract is received by us at our office at 625 Fourth Avenue South,
           Minneapolis, Minnesota 55415 or by our representative from whom the Contract was purchased), without any deduction of the Decrease Charge, plus

     (ii)  the amount of any Premium Expense Charges, plus

     (iii) any Monthly Deductions charged against the Contract's Accumulated Value, plus

     (iv)  any Mortality and Expense Risk Charges deducted from the value of the net assets of the Variable Account attributable to the Contract, plus

     (v)   the advisory fees charged by the Fund against net asset value in the Fund Portfolios attributable to the Contract's value in the corresponding Subaccount(s) of the Variable Account.

In all other states, we will refund the sum of all premiums paid. The notice of withdrawal right for the Contract will include a statement of the Decrease Charge and of the Initial Monthly Charge (included in the Monthly Deduction-see "CHARGES AND
DEDUCTIONS-Accumulated Value Charges-Decrease Charge" and "CHARGES AND DEDUCTIONS-Monthly Deduction-Initial Monthly Charge")
attributable to the Contract, as well as a form for requesting cancellation of the Contract during the Free Look Period.

Free Look for Increase in Face Amount. Any requested increase in Face Amount is also subject to a "free look" privilege. You may cancel a requested increase in Face Amount until the latest of (a) 45 days after Part I of the application for increase is signed,
(b) 10 days after you receive a Contract supplement for the increase in Face Amount, and (c) 10 days after we mail or personally deliver a notice of withdrawal right to you. Upon requesting cancellation of the increase, you will receive a refund, if you so request, or otherwise a restoration of the Contract's Accumulated Value allocated among the Subaccount(s) of the Variable Account as if it were a Net Premium, equal to all Monthly Deductions attributable to the increase in Face Amount (including rider costs arising from the increase).

This refund or credit will be made within seven days after we receive the request for cancellation on the appropriate form. In addition, the Decrease Charge will be adjusted, if necessary, so that it will be as though no increase in Face Amount had occurred. The notice of withdrawal right upon an increase in Face Amount will include a statement of the increase in the Decrease
Charge and of the Initial Monthly Charge for Increases (included in the Monthly Deduction-see "CHARGES AND DEDUCTIONS-Accumulated
Value Charges-Decrease Charge" and "CHARGES AND DEDUCTIONS-Monthly Deduction-Initial Monthly Charge") attributable to the increase in Face Amount, as well as a form for requesting cancellation of the increase during the Free Look Period.

Net Premiums paid after an increase in Face Amount will be allocated to the Subaccount(s) of the Variable Account and will not be refunded following cancellation of the increase. Contract Owners who request an increase in Face Amount should consider this in deciding whether to make any premium payments during the Free Look Period for the increase.

Exchange Privileges

Exchange of the Contract. During the first 24 months following the Date of Issue, you may on one occasion, without evidence of insurability, exchange any Contract still in force for a fixed benefit permanent life insurance contract issued by us. This new contract will not be dependent upon future investment results of the Variable Account or any or our other separate accounts. In order to make this exchange for such a contract, you must surrender your Contract to us at our office at 625 Fourth Avenue South,
Minneapolis, Minnesota 55415, the Insured must be living on the exchange date, and any assignee must agree in writing to the exchange. In addition, any Debt under the Contract must be repaid and any amount required to pay the first premium on the new contract must be paid.

The new contract will have the same issue age, and premium class as the Contract. The exchange will become effective on the date
(the "exchange date") that we receive the exchange request and the Contract at our office at 625 Fourth Avenue South, Minneapolis,
Minnesota 55415. The Contract will end at the end of the day before the exchange date, and the new contract will become effective on the exchange date. On the exchange date, the new contract will have, at your option, either a death benefit equaling the Death
Benefit under the Contract on the effective date of the exchange or a net amount at risk equaling the net amount at risk under the
Contract on the effective date of the exchange. (An additional premium payment may be required.) The Accumulated Value of the new contract on the exchange date will vary depending upon the type of contract for which the Contract is being exchanged. The conversion will be subject to an equitable adjustment in payments and Contract values to reflect variances, if any, in the payments and Contract values under the existing Contract and the new contract. The new contract's provisions and charges will be those that would have been applicable under our standard practices if the fixed benefit permanent life insurance contract had been issued on the Date of Issue. See "FEDERAL TAX MATTERS" for a discussion of the Federal income tax consequences of an exchange.

Exchange of Increase in Face Amount. During the first 24 months following an increase in Face Amount, you may on one occasion, without evidence of insurability, exchange the amount of the increase in Face Amount for a fixed benefit permanent life insurance contract. Premiums under this new contract will be based on the same issue age and premium class of the Insured as were applied on the effective date of the increase in the Face Amount of the Contract. The conditions and principles applicable to an exchange of the entire Contract for such a contract which are described immediately above will be equally applicable to this exchange of an increase in Face Amount for such a new contract. See "FEDERAL TAX MATTERS" for a discussion of the Federal income tax consequences of an exchange.

                                                GENERAL PROVISIONS

Postponement of Payments

General. We may defer payment of any loan or surrender and any portion of the death proceeds in excess of the Face Amount (or the proceeds payable if the Insured is living on the Maturity Date for a contract issued in New York) if (a) the New York Stock
Exchange is closed other than customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC, or (b) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets. Transfers and allocations of Accumulated Value to and against the Subaccounts of the Variable Account may also be postponed under these circumstances.

Payment by Check. Payments under the Contract of any amounts derived from premiums paid by check may be delayed until such time as the check has cleared the Contract Owner's bank.

Date of Receipt

Except as otherwise stated herein, the date of our receipt of any Written Notice, premium payment, telephonic instructions or other communication is the actual date it is received at our office at 625 Fourth Avenue South, Minneapolis, Minnesota 55415 in
proper form unless received (1) after the close of the New York Stock Exchange, or (2) on a date which is not a Valuation Date. In either of these two cases, the date of receipt will be deemed to be the next Valuation Date.

The Contract

The entire Contract consists of the Contract including any attached riders or amendments, an attached copy of the Application and any supplemental Applications, and our Articles of Incorporation and Bylaws which are in force on the Date of Issue. Only statements in the Application and any supplemental Applications can be used to void the Contract or defend a claim. The statements are considered representations and not warranties. Any change to the Contract must be in writing and signed by our President and
Secretary. Pursuant to various applicable state laws, certain of the provisions of the Contract may vary from state to state.

The benefits provided pursuant to the Contract through our General Account will not change. If our solvency becomes impaired, you may be required to make an extra payment. Our Board of Directors will determine the amount of any extra payment. It will be based on each of our member's fair share of the deficiency. The amount will be charged as a loan against the Contract with interest compounded at the rate of 5% per year.

Suicide

If the Insured dies by suicide within two years (or such shorter period provided by applicable state law) from the Date of Issue, we will pay an amount equal to premiums paid, less any partial surrenders (and partial surrender charges) and Contract Debt. If the Insured commits suicide within two years after the effective date of any increase in Face Amount requiring evidence of insurability (or such shorter period required by applicable state law), the amount we will pay with respect to the increase will be only an amount equal to the Monthly Deductions previously made for the increase.

Incontestability

We cannot contest the validity of a Contract after it has been in force during the Insured's lifetime for two years from its Date of Issue. Similar incontestability will apply to an increase in Face Amount or any reinstatement after it has been in force during the Insured's lifetime for two years from its effective date.

Change of Owner or Beneficiary

As long as the Contract is in force, the Contract Owner or Beneficiary may be changed by Written Notice to us. The Contract need not be returned unless we request. The change will take effect as of the date the request is signed, whether or not the Insured is living when the request is received by us. We will not, however, be liable for any payment made or action taken before receipt of the Written Notice.

Assignment as Collateral

The Contract may be assigned as collateral. We will not be bound by the assignment until a copy has been received at our office at
625 Fourth Avenue South, Minneapolis, Minnesota 55415, and we assume no responsibility for determining whether an assignment is valid or the extent of the assignees interest. All assignments will be subject to any Contract Debt. The interest of any
Beneficiary or other person will be subordinate to any assignment.

Misstatement of Age or Gender

If the age or gender of the Insured has been misstated, the Death Benefit and/or (except in New York) the Accumulated Value will be adjusted, using the most recent cost of insurance rates, to the amounts that would have been provided based on the correct age and gender.

Due Proof of Death

We will accept as due proof of death of the Insured a completed claimant's statement, which will be furnished by us, together with either a certified death certificate or an attending physician's statement. In some circumstances, we may require an attending physician's statement even though a death certificate is furnished.

Reports to Contract Owners

*  We will mail to Contract Owners, at their last known address of record, within 30 days after each Contract Anniversary, annual reports confirming the status of each Contract's values and benefits. These reports will show the following as of the beginning and end of the Contract Year: the Face Amount; the Death Benefit; the Accumulated Value; any outstanding Decrease Charge; any
   Contract Debt; and Cash Surrender Value. The annual reports will show how future Net Premiums will be allocated among the
   Subaccount(s) pursuant to the Contract Owner's current allocation instructions. In addition, we will mail to Contract Owners quarterly reports that will show all Contract transactions since the last Contract Anniversary, including, but not limited to,

     *  the amount and dates of premium payments (including those paid under an automatic payment plan offered by us or those paid prior to the initial transfer to the Subaccount(s) on the Contract Date),

     *  monthly charges deducted,

     *  loans (as well as the loan interest that became due, interest credited from the General Account and loan repayments),

     *  partial surrenders,

     *  transfers,

     *  exchanges or

     *  an exercise of a free look privilege.

Within seven days of the following transactions, we will mail a confirmation statement or letter to you confirming such transactions, in addition to showing them in the quarterly and annual reports:

     *  any premium payment (other than those paid under an automatic payment plan offered by us or those paid prior to the initial transfer to the Subaccount(s) on the Contract Date, which will be confirmed by us in the annual report),

     *  any Contract loan, interest payment or loan repayment,

     *  any change in instructions for allocation of Net Premiums or other Contract transactions,

     *  any transfer of amounts among Subaccount(s) (including the initial transfer on the Contract Date),

     *  any partial surrender,

     *  any decrease in Face Amount that results in a reduction of the Decrease Charge and thus the assets attributable to the
        Contract in the Subaccount(s),

     *  any restoration to Accumulated Value following an exercise of a free-look privilege for an increase in the Face Amount and the manner in which such amount is allocated among the Subaccount(s),

     *  any exercise of the free-look privilege for an increase in the Face Amount when a refund is made,

     *  any exercise of the free look privilege for the Contract,

     *  any exchange of the Contract,

     *  any full surrender of the Contract and payment of a Death Benefit.

Upon request, any Contract Owner will be sent a receipt for any premium payment.

We will maintain all records relating to the Variable Account. We will mail to Contract Owners, at their last known address of record, any reports required by any applicable law or regulation. Each Contract Owner will also be sent an annual and a semi-annual report for the Fund as required by the Investment Company Act of 1940.

Additional Insurance Benefits

Subject to certain requirements, one or more of the following additional insurance benefits may be added to the Contract at the option of the Contract Owner by rider at the time the Contract is applied for or at a later date. At present, these options include: additional insurance coverage for accidental death, waiver of selected amount in the event of total disability, term insurance on the Insured's spouse, term insurance on the Insured's children, a right to increase the Face Amount of the Contract on certain specified dates or life events without proof of insurability, and a cost of living insurance adjustment without proof of insurability. We may offer additional optional benefits in the future. The cost of any additional insurance benefits will be deducted as part of the Monthly Deduction. See "CHARGES AND DEDUCTIONS-Monthly Deduction".

The amounts of these benefits do not vary with the investment experience of the Variable Account. Certain restrictions apply and are clearly described in the applicable rider. Any Representative of ours authorized to sell the Contract can explain these extra benefits further. Samples of the provisions are available from us upon written request. Any additional insurance benefits purchased will be described in a rider attached to the Contract. The charge for additional insurance benefits added by rider will be specified in the Contract or in a supplement to the Contract. An additional charge will apply for any insurance benefits added by rider at any time after issuance of the Contract. Cost of insurance rates for additional term insurance benefits added by spouse rider for Contracts issued in the state of Montana will be based on unisex rates.

The issuance of a rider providing insurance coverage on the Insured's spouse will result in an additional Initial Monthly Charge.
See "CHARGES AND DEDUCTIONS-Monthly Deduction-Initial Monthly Charge".

Adding insurance benefits may have Federal income tax consequences. See "FEDERAL TAX MATTERS-Contract Proceeds."

CharitAbility for Life

CharitAbility for Life (SM) is a benefit that enables Contract Owners to increase their charitable gifts to Lutheran charitable organizations and congregations. CharitAbility for Life is available for no additional premium whenever a Contract Owner has designated a Lutheran charitable organization or congregation as a beneficiary for at least $1,000 of Death Benefit on his or her
Contract.

Upon the death of the Insured, the Lutheran charitable organization or congregation will receive the Death Benefit proceeds as designated, and we will contribute an additional 10% of that amount to the charitable organization or congregation, up to $25,000 per insured. Any legally incorporated nonprofit Lutheran organization that qualifies under Internal Revenue Code Section 170(c) is eligible to receive CharitAbility for Life benefits. The benefit may vary state-by-state and a representative of ours should be consulted as to whether and to what extent the benefit is available in a particular state and on any particular Contract.

Accelerated Benefits Rider

Under certain circumstances, the Accelerated Benefits Rider allows a Contract Owner residing in a state that has approved such rider to receive benefits from the Contract that would be otherwise payable upon the death of the Insured. The benefit may vary state-by-state.

The Accelerated Benefits Rider allows you to elect an accelerated payment of all or part of the Contract's Death Benefit, adjusted to reflect current value, at a time when certain special needs exist. The benefits paid under the Accelerated Benefits Rider are available when we have received Written Notice request and proof satisfactory (a certification by a doctor) that the Insured has a life expectancy of 12 months or less (or such shorter period provided by applicable state law), or (except for Contracts issued in
New York and South Dakota) has been confined in a nursing home due to a condition which usually requires continuous confinement, for at least 6 consecutive months and confinement is expected to continue for the lifetime of the Insured. The amount of the benefit will always be less than the Death Benefit, but will generally be greater than the Contracts' Accumulated Value.

We will determine the amount available as an accelerated benefit. All or part of the eligible amount may be accelerated under the
Accelerated Benefits Rider. The benefit payable for any person must be at least $10,000, or if smaller, that person's entire eligible amount. If the entire amount is paid, the Contract will terminate. If only a portion of the eligible amount is paid, the
Contract will remain in force. The amount of insurance, the Loan Amount and Accumulated Value of the Contract will be reduced by the same percentage as the percentage of the eligible amount received under the Accelerated Benefits Rider. The benefit will be paid in a lump sum, unless otherwise agreed to by us. You may instead elect to have the benefit paid in equal periodic payments over a fixed period, and the minimum periodic payment must be at least $500. If the Insured dies before all periodic payments have been made, we will pay the beneficiary the present value of the remaining payments, based on the same interest rate as that used to determine the periodic payments.  In Connecticut, periodic payments may be elected only if the Insured has a life expectancy of less than one year.

There is no charge for adding the benefit to the Contract. However, an administrative fee (not to exceed $150) will be charged at the time the benefit is paid. We agree that unless otherwise required by law, no benefit will be paid if the Contract Owner is required to elect it in order to meet the claims of creditors or to obtain a government benefit. In addition, receipt of payment of the Accelerated Benefits rider may affect eligibility for government sponsored benefits programs, including Medicaid. We can furnish details about the amount of the Accelerated Benefits Rider available to an eligible Contract Owner under a particular
Contract, and the adjusted premium payments that would be in effect if less than the entire amount eligible for payment is paid.
See "GENERAL PROVISIONS-Accelerated Benefits Rider". The tax treatment of benefits paid under the Accelerated Benefits Rider is currently uncertain. See "FEDERAL TAX MATTERS-Contract Proceeds-Benefits Paid under the Accelerated Benefits Rider".

Reservation of Certain Rights

We reserve the right, to the extent permitted or required by law (including SEC rules under the 1940 Act), to eliminate or modify certain rights provided under the Contract:

     (1)  the withdrawal rights during the initial Free Look Period (see "CONTRACT RIGHTS-Free Look Privileges-Free Look for
          Contract");

     (2)  the withdrawal rights during any Free Look Period after an increase in Face Amount (see "CONTRACT RIGHTS-Free Look
          Privileges-Free Look for Increase in Face Amount");

     (3)  the exchange rights during the first 24 months following the Date of Issue (see "CONTRACT RIGHTS-Exchange Privileges-
          Exchange of the Contract"); and

     (4)  the exchange rights during the first 24 months following an increase in Face Amount (see "CONTRACT RIGHTS-Exchange
          Privileges-Exchange of Increase in Face Amount").

We will provide Contract Owners with written notice if we exercise our right to eliminate or modify any of these rights.  This reservation of certain rights is not applicable to contracts issued in New York.

                                                     FEDERAL TAX MATTERS

The following discussion is general and is not intended as tax advice. Any person concerned about these tax implications should consult a competent tax adviser. This discussion is based on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations. It should be further understood that the following discussion is not exhaustive and that special rules not described in this Prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws. We do not make any guarantee regarding the tax status of any Contract.

Contract Proceeds

General. The Contract will qualify as a life insurance contract under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). Section 7702 of the Code provides that the Contract will so qualify if it satisfies a cash value accumulation test or a guideline premium requirement and falls within a cash value corridor. The qualification of the Contract under Section 7702 depends in part upon the Death Benefit payable under the Contract at any time. To the extent a change in the
Contract, such as a decrease in Face Amount or a change in Death Benefit Option, would cause the Contract not to qualify, we will not make the change. See "PAYMENT AND ALLOCATION OF PREMIUMS-Amount and Timing of Premiums-Premium Limitations".

Death Benefits. The Death Benefit proceeds payable under either Option A or Option B will be excludable from the gross income of the Beneficiary under Section 101(a) of the Code.

Distributions. The Contract Owner will not be taxed upon the increase in Accumulated Value of the Contract unless and until there is a taxable distribution from the Contract.

Tax Treatment of Modified Endowment Contracts. A modified endowment contract is any Contract that fails a special premium limitation test set forth in the Code. This test requires that the cumulative amount paid during the first seven years since the
Date of Issue (or date of certain increases in coverage) not exceed the cumulative amount of the level annual premium which, in theory, would provide a paid-up Contract after seven years. If this test is ever violated, we will notify the Contract Owner, who may then take certain timely steps to return the Contract to non-modified endowment contract status. This premium limitation test does not supercede the premium limitations previously established by the Code as discussed under "Premium Limitations" at page 27 of the Prospectus.

If there is material change in the Contract, the Contract is treated as a new Contract as of the date of the material change for purposes of determining whether it will be treated as a modified endowment contract. Such a change will create a modified endowment contract only if cumulative amounts paid in the seven years following the change violate the new cumulative premium limitation test. Certain increases in Contract benefits (including increases in Face Amount and in additional insured benefits)
will trigger the start of a new seven year period from the date of this change, along with a new level annual premium to be used in the test. In addition, a reduction in Contract benefits at any time while the test is applicable could in itself create a modified endowment contract, depending on certain factors. In this case, the premium limitation test will be applied as though the
Contract were originally issued at the lower benefit unless the benefits are reinstated in a timely manner.

Distributions from a Contract treated as a modified endowment contract are taxable up to the amount equal to the excess (if any)
of the Accumulated Value immediately before the distribution over the investment in the Contract at such time. Investment in the
Contract is generally defined as the premiums paid for the Contract (plus or minus any loss or gain, respectively, transferred into the Contract as a result of a tax-free exchange), minus any non-taxable distributions (where taxable gain calculations are based on surrender values net of loans). Loans taken from such a Contract, as well as surrenders and benefits paid at maturity
(other than the Death Benefit), will be treated as taxable distributions. (The assignment or pledge of a Contract with a maximum death benefit of $25,000 or less made to secure only burial or prearranged funeral expenses is not treated as a distribution). A ten percent (10%) additional income tax will be imposed on the portion of any distribution from such a Contract that is included in income except where the distribution is made on or after the date on which the Contract Owner attains age 59 1/2, or is attributable to the Contract Owner becoming disabled, or is a part of a series of substantially equal periodic payments for the life or life expectancy of the Contract Owner or the joint lives or joint life expectancies of the Contract Owner and Beneficiary.

Any withdrawal or loan proceeds that were paid 24 months prior to such a Contract becoming a modified endowment contract will also potentially be a taxable distribution.

Generally, interest on such Contract loans, even if paid, will not be tax deductible.

All modified endowment contracts issued by us (or our affiliates) to the same Contract Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the gross income under Section 72(e) of the Code.

Tax Treatment of Contracts that are NOT Modified Endowment Contracts. A full surrender distribution of the Contract will, under
Section 72(e)(5) of the Code, be included in the Contract Owner's gross income to the extent it exceeds the Contract Owner's investment in the Contract.

A partial surrender distribution from the Contract will be taxed under the "cost recovery rule" in that the distribution will be included in the Contract Owner's gross income to the extent it exceeds the investment in the Contract. However, certain cash distributions received as a result of certain Contract benefit changes will be taxed under the "interest-first" rule if the distribution occurs during the first fifteen years after the Contract is issued. The amount of the cash distribution to be included in gross income will be limited to the minimum of the taxable gain and the applicable recapture ceiling as defined in
Section 7702. No ten percent (10%) additional penalty will apply.

In addition, under Section 72(e)(5) of the Code, loans received under the Contract will not be included in gross income. (However, loans may or may not be taxable at the time of a full or partial surrender.) Interest paid to us with respect to the loan is generally not deductible. Due to the complexity of these factors, a Contract Owner should consult a competent tax adviser as to the deductibility of interest paid on any Contract loans.

Benefits Paid under the Accelerated Benefits Rider. Adding the Accelerated Benefits Rider to a newly issued Contract has no adverse consequences; however, electing to use it could. If certain requirements are satisfied, however, accelerated death benefits paid under the Accelerated Benefits Rider to a terminally or chronically ill insured individual, as defined in the Code, may not be subject to tax. A competent tax adviser should be consulted for further information.

Withholding. The taxable portion of a distribution to an individual is subject to Federal income tax withholding unless the taxpayer elects not to have withholding. We will provide the Contract Owner with the election form and further information as to withholding prior to the first distribution.

Changes in Contract Owners. The right to change Contract Owners may have tax consequences, depending on a number of factors. Due to the complexity of these factors, a Contract Owner should consult a competent tax adviser as to the tax consequences of such a change.

Exchanges. The right to exchange the Contract for a fixed benefit permanent life insurance contract (see "CONTRACT RIGHTS-Exchange
Privileges") will be treated as a tax-free exchange under Section 1035. A life insurance contract received in exchange for a modified endowment contract will also be treated as a modified endowment contract. Also, if a Contract Owner exchanges any life insurance contract entered into before June 21, 1988, for a Contract described in this prospectus, then the new provisions regarding modified endowment contracts described above may apply. Accordingly, a Contract Owner should consult a tax adviser before effecting an exchange of any life insurance contract, including the Contract.

Other Taxes. Federal estate taxes and the state and local estate, inheritance and other taxes may become due depending on applicable law and the circumstances of each Contract Owner or Beneficiary, if the Contract Owner or Insured dies. Any person concerned about the estate implications of the Contract should consult a competent tax adviser.

Diversification Requirements. Flexible premium variable life insurance policies such as the Contracts will be treated as life insurance contracts under the Code, among other things, so long as the separate accounts funding them are "adequately diversified".

The assets of the Fund are expected to meet the diversification requirements. We will monitor the Contracts and the regulations of the Treasury Department to insure that the Contract will continue to qualify as a life insurance contract under Sections 7702 and
817.

Pension and Profit-Sharing Plans. If a Contract is purchased by a trust which forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the Federal income tax treatment of such Contracts will be somewhat different from that described above. A competent tax adviser should be consulted on these matters.

Our Tax Status

We do not initially expect to incur any income tax burden upon the earnings or the realized capital gains attributable to the
Variable Account. Based on this expectation, no charge is being made currently to the Variable Account for Federal income taxes which may be attributable to the Account. If, however, we determine that we may incur such tax burden, we may assess a charge for such burden from the Variable Account. In addition, if there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Variable Account, may be made.

                                              EMPLOYMENT-RELATED BENEFIT PLANS

The Contracts described in this Prospectus (except for Contracts issued in the state of Montana) contain guaranteed and current cost of insurance rates that distinguish between men and women. On July 6, 1983, the Supreme Court held in ARIZONA GOVERNING
COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title
VII of the Civil Rights Act of 1964, vary between men and women on the basis of gender. Because of this decision, the cost of insurance rates applicable to Contracts purchased under an employment-related insurance or benefit program may in some cases not vary on the basis of the Insured's gender. Any unisex rates to be provided by us will apply for tax-qualified plans and those plans where an employer believes that the NORRIS decision applies. Contracts issued in connection with employment-related insurance benefit plans may also be subject to different limitations with respect to the Minimum Face Amount, increases in Face
Amount, additional insurance benefits, and issues ages.

Employers and employee organizations should consider, in consultation with legal counsel, the impact of NORRIS, and Title VII generally, and any comparable state laws that may be applicable, on any employment-related insurance or benefit plan for which a
Contract may be purchased.

                                                     VOTING RIGHTS

General. As stated above, all of the assets held in the Subaccounts of the Variable Account will be invested in shares of the corresponding Portfolios of the Fund. We are the legal owner of those shares and as such have the right to vote to elect the Board of Directors of the Fund, to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and at a shareholders' meeting. However, we will, as required by law, vote the shares of the Fund at regular and special meetings of the shareholders of the Fund in accordance with instructions received from Contract Owners. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the Fund shares in our own right, we may elect to do so. The Fund's Bylaws provide that regular meetings of the shareholders of the Fund may be held on an annual or less frequent basis as determined by the
Board of Directors of the Fund. For a more complete discussion, see the accompanying prospectus for the Fund.

The number of votes with respect to which a Contract Owner has the right to instruct voting will be calculated separately for each
Subaccount. The number of votes will be determined by dividing a Contract's Accumulated Value in a Subaccount by the net asset value per share of the corresponding Portfolio in which the subaccount invests. Fractional shares will be counted. We will make this determination as of the date coincident with the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the Fund.

Any Portfolio shares held in the Variable Account for which we do not receive timely voting instructions, or which are not attributable to Contract Owners, will be voted by us in proportion to the instructions received from all Contract Owners. Any
Portfolio shares held by us or our affiliates in general accounts will, for voting purposes, be allocated to all of our separate accounts and our affiliates having a voting interest in that Portfolio in proportion to each such separate account's voting interest in that Portfolio, and will be voted in the same manner as are such separate account's votes. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

Each person having a voting interest in a Subaccount will receive proxy materials, reports and other materials relating to the appropriate Portfolio.

Disregard of Voting Instructions. We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or one or more of its Portfolios or to approve or disapprove an investment advisory contract for a Portfolio of the Fund.
In addition, we may disregard voting instructions in favor of changes initiated by a Contract Owner in the investment policy or the investment adviser of a Portfolio of the Fund if we reasonably disapprove of such changes. A change would be disapproved only if the proposed change were contrary to state law or prohibited by state regulatory authorities or we determined that the change would have an adverse effect on our General Account in that the proposed investment policy for a Portfolio may result in overly speculative or unsound investments. In the event we disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report of the Fund to Contract Owners.

                                         OUR DIRECTORS AND OFFICERS

The Directors  of AAL and their principal occupations  are:

Directors

Richard E. Beumer
Vice Chairman - Jacobs Engineering Group, Inc.

Dr. Addie J. Butler
Assistant to the Vice President
Community College of Philadelphia

Elizabeth A. Duda
Self-Employed

John O. Gilbert
Chairman of the Board
Aid Association for Lutherans

Gary J. Greenfield
President
Wisconsin Lutheran College

Robert H. Hoffman
Group Vice President - Communication Division
Taylor Corporation

James M. Hushagen
Partner
Eisenhower & Carlson, PLLC

Richard C. Kessler
President and CEO
The Kessler Enterprise, Inc.

Richard C. Lundell
President
Lundell Financial Group

John P. McDaniel
Chief Executive Officer
MedStar Health

Paul W. Middeke
Retired Partner
Ernst & Young, LLP

Bruce J. Nicholson
President and CEO
Aid Association for Lutherans

Robert B. Peregrine
Partner
Peregrine & Roth, S.C.

Paul D. Schrage
Retired Senior Executive Vice President
McDonald's Corporation

Dr. Kurt M. Senske
President and CEO
Lutheran Social Services

Dr. Albert K. Siu
Chief Learning Officer
AT&T

Roger G. Wheeler
President
Wheeler-Air, Inc.

Thomas R. Zehnder
Retired Pastor

The Senior Officers of AAL are:

   Name                       Principal Occupation

John O. Gilbert               Chairman of the Board

Bruce J. Nicholson            President and Chief Executive Officer

Woodrow E. Eno                General Counsel

Otis Haarmeyer                Director of Field Operations

Frederick A. Ohlde            Director of Fraternal Operations

Jennifer H. Martin            Director of Corporate Administration

James A. Thomsen              Director of Field Operations

Jon M. Stellmacher            Director of Insurance, Mutual Fund, and Information Technology Operations

Lawrence W. Stranghoener      Director of Investments, Finance, and Integration

Walter S. Rugland             Director of Integration

                                               SALES AND OTHER AGREEMENTS

Lutheran Brotherhood Securities Corp. ("LBSC"), 625 Fourth Avenue South, Minneapolis, Minnesota 55415, an indirect subsidiary of ours, which was organized as a Pennsylvania corporation in 1969, acts as the principal underwriter of the Contracts pursuant to a
Distribution Agreement to which we and the Variable Account are also parties.

LBSC is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National
Association of Securities Dealers, Inc. LBSC is also named as distributor of the stock of Lutheran Brotherhood Opportunity Growth
Fund, Lutheran Brotherhood Mid Cap Growth Fund, Lutheran Brotherhood World Growth Fund, Lutheran Brotherhood Growth Fund, Lutheran
Brotherhood Fund, Lutheran Brotherhood Value Fund, Lutheran Brotherhood High Yield Fund, Lutheran Brotherhood Income Fund,
Lutheran Brotherhood Municipal Bond Fund, Lutheran Brotherhood Limited Maturity Bond Fund and Lutheran Brotherhood Money Market
Fund. Each fund is a diversified series of The Lutheran Brotherhood Family of Funds, an open-end investment company.

The Directors and Officers of LBSC, each of whom has a business address as 625 Fourth Avenue South, Minneapolis, Minnesota 55415,
are the following persons:

Bruce J. Nicholson
Director and Chairman

James A. Thomsen
Director and President

Randall L. Boushek
Director

Jennifer H. Martin
Director

Lawrence W. Stranghoener
Director

Daniel G. Walseth
Director

Colleen Both
Vice President and Chief Compliance Officer

John C. Bjork
Secretary

David K. Stewart
Treasurer

J. Keith Both
Vice President

David J. Christianson
Vice President

Mitchell F. Felchle
Vice President

Douglas B. Miller
Vice President

James R. Olson
Vice President

Bruce M. Piltingsrud
Vice President

Richard B. Ruckdashel
Vice President

Thomas C. Schinke
Vice President

The Contracts are sold through our Representatives who are licensed by state insurance officials to sell the Contracts. These
Representatives are also registered representatives of LBSC or AAL Capital Management Corporation, another indirect subsidiary of ours which is registered with the SEC as a broker-dealer and has a selling agreement with LBSC. The Contracts are offered in all states where we are authorized to sell variable life insurance.

Under the Distribution Agreement, our Representatives receive commissions and service fees from LBSC for selling and servicing the
Contracts. We reimburse LBSC for such compensation. We also reimburse LBSC for other expenses incurred in marketing and selling the Contracts. These include general agent compensation, our Representatives' training allowances and agency expense allowances.

Compensation of Our Representatives. Our Representatives selling the Contracts will receive a 3% service fee of all premiums paid on the Contract. In addition to the service fee, commissions will be paid to our Representatives based on a commission schedule summarized below. Further, our Representatives may be eligible to receive certain benefits based on the account of earned commissions.

During the first Contract Year, commissions will be not more than 52% of the Death Benefit Guarantee Premium for the Contract. In
the second and third Contract Years, commissions will equal, in general, 7% of the Death Benefit Guarantee Premium for the
Contract. The Death Benefit Guarantee Premium at issue will include premiums attributable to riders and supplemental benefits included in the Contract.

For the first year following an increase in Face Amount, commissions will be not more than 52% of the Death Benefit Guarantee
Premium for the increase. In the second and third year following an increase, commissions will equal, in general, 7% of the Death
Benefit Guarantee Premium for the increase.

For Contracts with an initial Face Amount greater than or equal to $500,000 but less than $1,000,000, during the first Contract
Year after issue or following an increase in Face Amount, the commissions will be not more than 42% of the applicable Death
Benefit Guarantee Premium. For Contracts with an initial Face Amount greater than or equal to $1,000,000, during the first
Contract Year after issue or following an increase in Face Amount, the commissions will be not more than 32% of the applicable
Death Benefit Guarantee Premium. In the second and third year after issue or following an increase, the commissions will equal, in general, 6% of the applicable Death Benefit Guarantee Premium.

For the first year following the addition of a spouse rider or an increase in the Face Amount of a spouse rider, the commission will be not more than 52% of the Death Benefit Guarantee Premium for the rider or the increase.  In the second and third year following the addition of a spouse rider or an increase, commissions will equal, in general, 7% of the Death Benefit Guarantee
Premium for the rider or the increase.

For a spouse rider with an initial Face Amount greater than or equal to $500,000 but less than $1,000,000, during the first
Contract Year after issue or following an increase in Face Amount, the commissions will be not more than 42% of the applicable
Death Benefit Guarantee Premium. For spouse rider with an initial Face Amount greater than or equal to $1,000,000, during the first Contract Year after issue or following an increase in Face Amount, the commissions will be not more than 32% of the applicable Death Benefit Guarantee Premium. In the second and third year after issue or following an increase, the commissions will equal, in general, 6% of the applicable Death Benefit Guarantee Premium.

For the first year following the addition of a child rider, the commission will be not more than 52% of the Death Benefit
Guarantee Premium for the increase in Face Amount of the rider. In the second and third year following the increase, commissions will equal, in general, 7% of the Death Benefit Guarantee Premium for the rider.

                                                 LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject.  AAL has been named in civil litigation proceedings relating to life insurance pricing and sales practices, which appear to be substantially similar to claims asserted in class actions brought against many other life insurers.  AAL believes it has substantial defenses to these actions.  In the opinion of its management, the outcome of this proceeding is not likely to have a material adverse effect upon the Variable Account or upon the ability of AAL to meet its obligations under the Contracts.

                                                   LEGAL MATTERS

Legal matters relating to the federal securities laws and state laws pertaining to the Contracts, including our right to issue the
Contracts thereunder, have been passed upon by John C. Bjork, counsel for AAL.

                                                      EXPERTS

The audited financial statements of LB and the Variable Account included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The audited financial statements of AAL included in this Prospectus have been so included in reliance on the reports of Ernst & Young LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.  The
Prospectus also includes unaudited pro forma combined financial statements of AAL/LB for the period ending September 30, 2001.

Actuarial matters included in this Prospectus have been examined by Kenneth A. Dahlberg, FSA, MAAA, our Actuary, whose opinion is filed as an exhibit to the Registration Statement.

                                                  FINANCIAL STATEMENTS

The  financial statements of AAL and LB which are included in this Prospectus should be distinguished from the financial statements of the Variable Account and should be considered only as bearing upon the ability of AAL to meet its obligations under the Contracts.  They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

PricewaterhouseCoopers

[GRAPHIC OMITTED: PRINTER STRIP IN LOGO]

PricewaterhouseCoopers LLP
650 Third Avenue South
Park Building
Suite 1300
Minneapolis MN 55402-4333
Telephone (612) 596 6000
Facsimile (612) 373 7160

                    Report of Independent Accountants

To the Board of Directors of Lutheran Brotherhood
and Contract Owners of LB Variable
Insurance Account I

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the
Opportunity Growth, Mid Cap Growth, World Growth, Growth, High Yield,
Income, and Money Market subaccounts of LB Variable Insurance Account I at December 31, 2000, the results of each of their operations for the year then ended and the changes in each of their net assets for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Lutheran Brotherhood's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

March 30, 2001

LB VARIABLE INSURANCE ACCOUNT I
OPPORTUNITY GROWTH SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
December 31, 2000

ASSETS:
Investment in LB Series Fund, Inc. -
Opportunity Growth Portfolio 1,460,924
shares at net asset value of $13.25 per share
(cost $17,036,015)                                                $   19,359,540
Receivable from LB for units issued                                       24,675
                                                                  --------------
Total assets                                                          19,384,215
                                                                  --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                                8,973
                                                                  --------------
Total liabilities                                                          8,973
                                                                  --------------
NET ASSETS                                                        $   19,375,242
                                                                  --------------
Number of units outstanding                                            1,427,420
                                                                  ==============
Unit value (net assets divided by units outstanding)                      $13.57
                                                                          ======

Statement of Operations
Year Ended December 31, 2000

INVESTMENT INCOME:
Dividend income                                                     $         --
Mortality and expense risk charge                                       (119,909)
                                                                    ------------
Net investment loss                                                     (119,909)
                                                                    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized gain on investments                                         212,682
Net change in unrealized appreciation or
depreciation of investments                                           (1,444,665)
                                                                    ------------
Net loss on investments                                               (1,231,983)
                                                                    ------------
Net change in net assets resulting
from operations                                                     $ (1,351,892)
                                                                    ============

Statement of Changes in Net Assets
Years Ended December 31, 2000, 1999 and 1998

                                                                       2000           1999           1998
                                                                  ------------    ------------   ------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment loss                                               $   (119,909)   $    (89,520)  $    (38,491)
Net realized gain (loss) on investments                                212,682         (52,389)       105,244
Net change in unrealized appreciation or depreciation
of investments                                                      (1,444,665)      4,192,389       (444,055)
                                                                  ------------    ------------   ------------
Net change in net assets resulting from operations                  (1,351,892)      4,050,480       (377,302)
                                                                  ------------    ------------   ------------
UNIT TRANSACTIONS:
Proceeds from units issued                                           4,139,827       3,534,420      4,556,024
Net asset value of units redeemed                                   (2,161,154)     (1,837,402)    (1,737,574)
Transfers from other subaccounts                                     1,266,984         737,538        599,555
Transfers to other subaccounts                                      (1,761,978)     (1,984,931)    (1,354,472)
                                                                  ------------    ------------   ------------
Net increase in net assets from unit transactions                    1,483,679         449,625      2,063,533
                                                                  ------------    ------------   ------------
Net increase in net assets                                             131,787       4,500,105      1,686,231

NET ASSETS:
Beginning of period                                                 19,243,455      14,743,350     13,057,119
                                                                  ------------    ------------   ------------
End of period                                                     $ 19,375,242    $ 19,243,455   $ 14,743,350
                                                                  ============    ============   ============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE INSURANCE ACCOUNT I
MID CAP GROWTH SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
December 31, 2000

ASSETS:
Investment in LB Series Fund, Inc. -
Mid Cap Growth Portfolio 821,103
shares at net asset value of $17.62
per share (cost $12,476,594)                                      $   14,464,109
Receivable from LB for units issued                                       56,157
                                                                  --------------
Total assets                                                          14,520,266
                                                                  --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                                6,655
                                                                  --------------
Total liabilities                                                          6,655
                                                                  --------------

NET ASSETS                                                        $   14,513,611
                                                                  ==============
Number of units outstanding                                              779,803
                                                                  ==============
Unit value (net assets divided by units outstanding)                      $18.61
                                                                          ======

Statement of Operations
Year Ended December 31, 2000

INVESTMENT INCOME:
Dividend income                                                      $        --
Mortality and expense risk charge                                        (67,564)
                                                                    ------------
Net investment loss                                                      (67,564)
                                                                    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized gain on investments                                       1,023,569
Net change in unrealized appreciation or
depreciation of investments                                              (80,686)
                                                                    ------------
Net gain on investments                                                  942,883
                                                                    ------------
Net increase in net assets resulting
from operations                                                     $    875,319
                                                                    ============

Statement of Changes in Net Assets
Periods Ended December 31, 2000, 1999 and 1998

                                                                                                 For the period from
                                                                                                  January 30,1998
                                                                                                (effective date) to
                                                                       2000           1999       December 31, 1998
                                                                  ------------    ------------   -------------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment loss                                               $    (67,564)   $    (12,146)       $     (1,035)
Net realized gain (loss) on investments                              1,023,569          65,857            (114,207)
Net change in unrealized appreciation or depreciation
of investments                                                         (80,686)      1,918,892             149,309
                                                                  ------------    ------------        ------------
Net increase in net assets resulting from operations                   875,319       1,972,603              34,067
                                                                  ------------    ------------        ------------
UNIT TRANSACTIONS:
Proceeds from units issued                                           4,925,179       2,179,691           1,458,906
Net asset value of units redeemed                                   (1,247,098)       (393,114)            (21,407)
Transfers from other subaccounts                                     4,972,286       1,918,473             731,115
Transfers to other subaccounts                                      (2,123,403)       (696,365)            (72,641)
                                                                  ------------    ------------        ------------
Net increase in net assets from unit transactions                    6,526,964       3,008,685           2,095,973
                                                                  ------------    ------------        ------------
Net increase in net assets                                           7,402,283       4,981,288           2,130,040

NET ASSETS:
Beginning of period                                                  7,111,328       2,130,040                  --
                                                                  ------------    ------------        ------------
End of period                                                     $ 14,513,611    $  7,111,328        $  2,130,040
                                                                  ============    ============        ============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE INSURANCE ACCOUNT I
WORLD GROWTH SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
December 31, 2000

ASSETS:
Investment in LB Series Fund, Inc. -
World Growth Portfolio 1,253,536
shares at net asset value of $13.83
per share (cost $15,505,660)                                      $   17,341,930
Receivable from LB for units issued                                       32,298
                                                                  --------------
Total assets                                                          17,374,228
                                                                  --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                                8,101
                                                                  --------------
Total liabilities                                                          8,101
                                                                  --------------
NET ASSETS                                                        $   17,366,127
                                                                  ==============
Number of units outstanding                                            1,199,812
                                                                  ==============
Unit value (net assets divided by units outstanding)                      $14.47
                                                                          ======

Statement of Operations
Year Ended December 31, 2000

INVESTMENT INCOME:
Dividend income                                                     $         --
Mortality and expense risk charge                                       (103,932)
                                                                    ------------
Net investment loss                                                     (103,932)
                                                                    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized gain on investments                                         529,249
Net change in unrealized appreciation or
depreciation of investments                                           (3,574,757)
                                                                    ------------
Net loss on investments                                               (3,045,508)
                                                                    ------------
Net change in net assets resulting
from operations                                                     $ (3,149,440)
                                                                    ============

Statement of Changes in Net Assets
Years Ended December 31, 2000, 1999 and 1998

                                                                       2000           1999           1998
                                                                  ------------    ------------   ------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment (loss) income                                      $   (103,932)   $    (16,605)  $    124,678
Net realized gain on investments                                       529,249          62,289        103,254
Net change in unrealized appreciation or depreciation
of investments                                                      (3,574,757)      4,116,692      1,118,615
                                                                  ------------    ------------   ------------
Net change in net assets resulting from operations                  (3,149,440)      4,162,376      1,346,547
                                                                  ------------    ------------   ------------
UNIT TRANSACTIONS:
Proceeds from units issued                                           4,615,329       3,439,523      3,367,865
Net asset value of units redeemed                                   (1,773,217)     (1,415,575)    (1,202,996)
Transfers from other subaccounts                                     1,807,754       1,067,822        557,827
Transfers to other subaccounts                                      (1,250,049)     (1,146,584)      (754,855)
                                                                  ------------    ------------   ------------
Net increase in net assets from unit transactions                    3,399,817       1,945,186      1,967,841
                                                                  ------------    ------------   ------------
Net increase in net assets                                             250,377       6,107,562      3,314,388

NET ASSETS:
Beginning of period                                                 17,115,750      11,008,188      7,693,800
                                                                  ------------    ------------   ------------
End of period                                                     $ 17,366,127    $ 17,115,750   $ 11,008,188
                                                                  ============    ============   ============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE INSURANCE ACCOUNT I
GROWTH SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
December 31, 2000

ASSETS:
Investment in LB Series Fund, Inc. -
Growth Portfolio 4,104,988 shares at
net asset value of $24.06 per share
(cost $88,248,386)                                                $   98,779,142
Receivable from LB for units issued                                       59,860
                                                                  --------------
Total assets                                                          98,839,002
                                                                  --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                               47,074
                                                                  --------------
Total liabilities                                                         47,074
                                                                  --------------
NET ASSETS                                                        $   98,791,928
                                                                  ==============
Number of units outstanding                                            1,410,130
                                                                  ==============
Unit value (net assets divided by units outstanding)                      $70.06
                                                                          ======

Statement of Operations
Year Ended December 31, 2000

INVESTMENT INCOME:
Dividend income                                                      $   312,373
Mortality and expense risk charge                                       (612,696)
                                                                    ------------
Net investment loss                                                     (300,323)
                                                                    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized gain on investments                                      16,696,655
Net change in unrealized appreciation or
depreciation of investments                                          (22,381,547)
                                                                    ------------
Net loss on investments                                               (5,684,892)
                                                                    ------------
Net change in net assets resulting
from operations                                                     $ (5,985,215)
                                                                    ============

Statement of Changes in Net Assets
Years Ended December 31, 2000, 1999 and 1998

                                                                       2000           1999           1998
                                                                  ------------    ------------   ------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment (loss) income                                      $   (300,323)   $   (118,465)  $    161,815
Net realized gain on investments                                    16,696,655       6,549,782      5,988,455
Net change in unrealized appreciation or depreciation
of investments                                                     (22,381,547)     21,129,479      5,593,376
                                                                  ------------    ------------   ------------
Net change in net assets resulting from operations                  (5,985,215)     27,560,796     11,743,646
                                                                  ------------    ------------   ------------
UNIT TRANSACTIONS:
Proceeds from units issued                                          19,958,770      16,165,288     15,493,810
Net asset value of units redeemed                                   (9,829,747)     (7,358,397)    (5,345,801)
Transfers from other subaccounts                                     5,597,237       5,075,221      2,597,596
Transfers to other subaccounts                                      (6,600,351)     (4,658,461)    (2,198,758)
                                                                  ------------    ------------   ------------
Net increase in net assets from unit transactions                    9,125,909       9,223,651     10,546,847
                                                                  ------------    ------------   ------------
Net increase in net assets                                           3,140,694      36,784,447     22,290,493

NET ASSETS:
Beginning of period                                                 95,651,234      58,866,787     36,576,294
                                                                  ------------    ------------   ------------
End of period                                                     $ 98,791,928    $ 95,651,234   $ 58,866,787
                                                                  ============    ============   ============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE INSURANCE ACCOUNT I
HIGH YIELD SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
December 31, 2000

ASSETS:
Investment in LB Series Fund, Inc. -
High Yield Portfolio 3,490,202 shares
at net asset value of $6.39 per share
(cost $44,552,366)                                                $   22,315,000
Receivable from LB for units issued                                       53,226
Dividends receivable from LB Series Fund, Inc.                            16,739
                                                                  --------------
Total assets                                                          22,384,965
                                                                  --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                               10,551
                                                                  --------------
Total liabilities                                                         10,551
                                                                  --------------
NET ASSETS                                                        $   22,374,414
                                                                  ==============
Number of units outstanding                                              835,601
                                                                  ==============
Unit value (net assets divided by units outstanding)                      $26.78
                                                                          ======

Statement of Operations
Year Ended December 31, 2000

INVESTMENT INCOME:
Dividend income                                                     $  3,127,503
Mortality and expense risk charge                                       (153,607)
                                                                    ------------
Net investment income                                                  2,973,896
                                                                    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized loss on investments                                        (174,572)
Net change in unrealized appreciation or
depreciation of investments                                           (8,584,676)
                                                                    ------------
Net loss on investments                                               (8,759,248)
                                                                    ------------
Net change in net assets resulting
from operations                                                     $ (5,785,352)
                                                                    ============

Statement of Changes in Net Assets
Years Ended December 31, 2000, 1999 and 1998

                                                                       2000           1999           1998
                                                                  ------------    ------------   ------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income                                             $  2,973,896    $  2,436,668   $  1,904,766
Net realized (loss) gain on investments                               (174,572)        (93,932)       242,414
Net change in unrealized appreciation or depreciation
of investments                                                      (8,584,676)        (98,330)    (2,704,268)
                                                                  ------------    ------------   ------------
Net change in net assets resulting from operations                  (5,785,352)      2,244,406       (557,088)
                                                                  ------------    ------------   ------------
UNIT TRANSACTIONS:
Proceeds from units issued                                           5,491,857       5,885,711       ,140,676
Net asset value of units redeemed                                   (2,351,863)     (2,467,938)    (2,116,568)
Transfers from other subaccounts                                     1,303,119       1,043,017      1,098,485
Transfers to other subaccounts                                      (2,539,429)     (2,092,866)      (998,091)
                                                                  ------------    ------------   ------------
Net increase in net assets from unit transactions                    1,903,684       2,367,924      5,124,502
                                                                  ------------    ------------   ------------
Net change in net assets                                            (3,881,668)      4,612,330      4,567,414

NET ASSETS:
Beginning of period                                                 26,256,082      21,643,752     17,076,338
                                                                  ------------    ------------   ------------
End of period                                                     $ 22,374,414    $ 26,256,082   $ 21,643,752
                                                                  ============    ============   ============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE INSURANCE ACCOUNT I
INCOME SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
December 31, 2000

ASSETS:
Investment in LB Series Fund, Inc. -
Income Portfolio 1,219,222 shares
at net asset value of $9.71 per share
(cost $11,843,887)                                                $   11,834,816
Receivable from LB for units issued                                       10,622
Dividends receivable from LB Series Fund, Inc.                             4,083
                                                                  --------------
Total assets                                                          11,849,521
                                                                  --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                                5,570
                                                                  --------------
Total liabilities                                                          5,570
                                                                  --------------
NET ASSETS                                                        $   11,843,951
                                                                  ==============
Number of units outstanding                                              444,471
                                                                  ==============
Unit value (net assets divided by units outstanding)                      $26.65
                                                                          ======

Statement of Operations
Year Ended December 31, 2000

INVESTMENT INCOME:
Dividend income                                                     $    718,486
Mortality and expense risk charge                                        (62,844)
                                                                    ------------
Net investment income                                                    655,642
                                                                    ------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized loss on investments                                         (16,976)
Net change in unrealized appreciation or
depreciation of investments                                              370,215
                                                                    ------------
Net gain on investments                                                  353,239
                                                                    ------------
Net increase in net assets resulting
from operations                                                     $  1,008,881
                                                                    ============

Statement of Changes in Net Assets
Years Ended December 31, 2000, 1999 and 1998

                                                                       2000           1999           1998
                                                                  ------------    ------------   ------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income                                              $   655,642    $    493,726   $    372,675
Net realized (loss) gain on investments                                (16,976)         (4,072)        10,206
Net change in unrealized appreciation or depreciation
of investments                                                         370,215        (716,966)       189,312
                                                                  ------------    ------------   ------------
Net change in net assets resulting from operations                   1,008,881        (227,312)       572,193
                                                                  ------------    ------------   ------------
UNIT TRANSACTIONS:
Proceeds from units issued                                           2,510,872       2,527,978      2,261,044
Net asset value of units redeemed                                     (984,079)       (874,220)      (733,018)
Transfers from other subaccounts                                       673,554         804,414        590,432
Transfers to other subaccounts                                      (1,011,878)       (660,783)      (295,732)
                                                                  ------------    ------------   ------------
Net increase in net assets from unit transactions                    1,188,469       1,797,389      1,822,726
                                                                  ------------    ------------   ------------
Net increase in net assets                                           2,197,350       1,570,077      2,394,919

NET ASSETS:
Beginning of period                                                  9,646,601       8,076,524      5,681,605
                                                                  ------------    ------------   ------------
End of period                                                     $ 11,843,951    $  9,646,601   $  8,076,524
                                                                  ============    ============   ============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE INSURANCE ACCOUNT I
MONEY MARKET SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
December 31, 2000

ASSETS:
Investment in LB Series Fund, Inc. -
Money Market Portfolio 3,822,961
shares at net asset value of $1.00
per share (cost $3,822,961)                                       $    3,822,961
Receivable from LB for units issued                                        4,039
Dividends receivable from LB Series Fund, Inc.                             1,310
                                                                  --------------
Total assets                                                           3,828,310
                                                                  --------------
LIABILITIES:
Payable to LB for mortality and expense
risk charge                                                                1,746
                                                                  --------------
Total liabilities                                                          1,746
                                                                  --------------
NET ASSETS                                                        $    3,826,564
                                                                  ==============
Number of units outstanding                                            1,908,149
                                                                  ==============
Unit value (net assets divided by units outstanding)                       $2.01
                                                                          ======

Statement of Operations
Year Ended December 31, 2000

INVESTMENT INCOME:
Dividend income                                                     $    196,093
Mortality and expense risk charge                                        (19,422)
                                                                    ------------
Net investment income                                               $    176,671
                                                                    ============

Statement of Changes in Net Assets
Years Ended December 31, 2000, 1999 and 1998

                                                                       2000           1999           1998
                                                                  ------------    ------------   ------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income                                             $    176,671    $    105,025   $     70,529
                                                                  ------------    ------------   ------------
UNIT TRANSACTIONS:
Proceeds from units issued                                           2,026,453       1,471,111      1,415,855
Net asset value of units redeemed                                     (449,784)       (319,482)      (517,181)
Transfers from other subaccounts                                     2,071,666       1,878,756        783,265
Transfers to other subaccounts                                      (3,042,789)     (1,821,767)    (1,283,364)
                                                                  ------------    ------------   ------------
Net increase in net assets from unit transactions                      605,546       1,208,618        398,575
                                                                  ------------    ------------   ------------
Net increase in net assets                                             782,217       1,313,643        469,104

NET ASSETS:
Beginning of period                                                  3,044,347       1,730,704      1,261,600
                                                                  ------------    ------------   ------------
End of period                                                     $  3,826,564   $   3,044,347   $  1,730,704
                                                                  ============    ============   ============

The accompanying notes are an integral part of the financial statements.

                   LB VARIABLE INSURANCE ACCOUNT I
                    Notes to Financial Statements
                          December 31, 2000

(1) ORGANIZATION

The LB Variable Insurance Account I (the Variable Account), is
registered as a unit investment trust under the Investment Company Act of 1940, and is a separate account of Lutheran Brotherhood (LB). LB offers financial services to Lutherans and is a fraternal benefit society owned by and operated for its members. The Variable Account contains seven subaccounts -- Opportunity Growth, Mid Cap Growth, World
Growth, Growth, High Yield, Income and Money Market -- each of which invests in a corresponding portfolio of the LB Series Fund, Inc. (the
Fund). The Fund is registered under the Investment Company Act of 1940 as a diversified open-end investment company.

The Variable Account is used to fund flexible premium variable life
("Variable Universal Life") insurance contracts issued by LB. Under applicable insurance law, the assets and liabilities of the Variable
Account are clearly identified and distinguished from the other assets and liabilities of LB. The assets of the Variable Account will not be charged with any liabilities arising out of any other business conducted by LB.

(2) SIGNIFICANT ACCOUNTING POLICIES

Investments

The investments in shares of the Fund are stated at the net asset value of the Fund. The cost of shares sold and redeemed is determined on the average cost method. Dividend distributions received from the Fund are reinvested in additional shares of the Fund and recorded as income by the Variable Account on the ex-dividend date.

Federal Income Taxes

LB qualifies as a tax-exempt organization under the Internal Revenue
Code. Accordingly, no provision for income taxes has been charged against the Variable Account. LB reserves the right to charge for taxes in the future.

Other

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(3) RELATED PARTY TRANSACTIONS

Proceeds received by the Variable Account from units issued represent gross contract premiums received by LB less deductions for sales distribution expenses of 5% of the gross contract premium. Total deductions from gross contract premiums received were $2,381,703 and
$1,933,347 in 2000 and 1999, respectively.

A monthly charge is deducted from the cash value of the contract by LB for the cost of insurance, insurance administration of the contract and the cost of any optional benefits added by riders. This charge is deducted by redeeming units of the subaccounts of the Variable Account.
Total monthly charges were $11,563,902 and $9,667,175 in 2000 and 1999, respectively.

A daily charge is deducted from the value of the net assets of the
Variable Account to compensate LB for mortality and expense risks assumed in connection with the contract and is equivalent to an annual rate of 0.6% of the average daily net assets of the Variable Account.
Mortality and expense risk charges of $1,139,974 and $837,222 were deducted in 2000 and 1999, respectively.

A decrease charge is deducted from the cash value of the contract to compensate LB for certain selling and administrative expenses if: (1)
within the first fifteen years a contract is in force, it is surrendered or lapses, or (2) a contract owner requests a decrease in the face amount either within the first fifteen years a contract is in force, or within fifteen years after a requested increase in face amount. The decrease charge remains at a level amount during the first five years of the applicable fifteen year period, and then is reduced on a monthly basis by equal amounts until the decrease charge is zero after fifteen years. This charge is deducted by redeeming units of the subaccounts of the Variable Account. Decrease charges of $512,857 and $454,890 were deducted in 2000 and 1999, respectively.

(4) UNIT ACTIVITY

Transactions in units (including transfers among subaccounts) were as follows:

                                                                 Subaccounts
                     ------------------------------------------------------------------------------------------------
                      Opportunity     Mid Cap        World                        High                       Money
                        Growth         Growth        Growth        Growth        Yield         Income        Market
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------

Units outstanding at
December 31, 1998       1,286,265       191,826       845,510     1,133,612       701,657       323,972       950,537
Units issued              423,333       339,460       357,318       398,108       236,071       148,858     1,985,875
Units redeemed           (385,611)     (100,715)     (216,915)     (241,804)     (162,953)      (75,534)   (1,333,582)
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------
Units outstanding at
December 31, 1999       1,323,987       430,571       985,913     1,289,916       774,775       397,296     1,602,830
Units issued              405,786       563,004       437,714       371,750       233,546       138,679     2,196,733
Units redeemed           (302,353)     (213,772)     (223,815)     (251,536)     (172,720)      (91,504)   (1,891,414)
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------
Units outstanding at
December 31, 2000       1,427,420       779,803     1,199,812     1,410,130       835,601       444,471     1,908,149
                      ===========   ===========   ===========   ===========   ===========   ===========   ===========

(5) PURCHASES AND SALES OF INVESTMENTS

The aggregate costs of purchases and proceeds from sales of investments in the LB Series Fund, Inc. were as follows:

                                                                 Subaccounts
                     ------------------------------------------------------------------------------------------------
                      Opportunity     Mid Cap        World                        High                       Money
                        Growth         Growth        Growth        Growth        Yield         Income        Market
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------

For the year ended
December 31, 1999
Purchases              $1,679,894    $3,403,920    $2,327,757   $16,968,193    $5,889,351    $2,604,475    $2,901,518
Sales                   1,324,341       447,740       411,662     1,755,082     1,080,429       311,124     1,651,932
For the year ended
December 31, 2000
Purchases               2,357,048     8,516,018     4,063,707    27,457,074     5,888,056     2,316,088     3,488,029
Sales                   1,008,316     1,451,865       323,751     2,475,810     1,057,092       470,318     2,690,900

LB VARIABLE INSURANCE ACCOUNT I
OPPORTUNITY GROWTH SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
September 30, 2001
(unaudited)

ASSETS:
Investment in LB Series Fund, Inc. --
Opportunity Growth Portfolio  1,607,264
shares at net asset value of $8.49 per
share (cost $18,544,908)                                         $ 13,652,695
                                                               --------------
Total assets                                                       13,652,695
                                                               --------------
LIABILITIES:
Payable to LB for units redeemed                                       12,231
Payable to LB for mortality and expense risk charge                     6,611
                                                               --------------
Total liabilities                                                      18,842
                                                               --------------
NET ASSETS                                                       $ 13,633,853
                                                               ==============
Number of units outstanding                                         1,478,952
                                                               ==============
Unit value (net assets divided by units outstanding)                   $ 9.22
                                                                       ======

Statement of Operations
                                                                  Nine Months
                                                                        Ended
                                                                      9/30/01        Year Ended        Year Ended
                                                                  (unaudited)          12/31/00          12/31/99
                                                               --------------    --------------    --------------

INVESTMENT INCOME:
Dividend income                                                  $         --      $         --      $         --
Mortality and expense risk charge                                     (75,813)         (119,909)          (89,520)
                                                               --------------    --------------    --------------
Net investment loss                                                   (75,813)         (119,909)          (89,520)
                                                               --------------    --------------    --------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized gain (loss) on investments                               927,129           212,682           (52,389)
Net change in unrealized appreciation or
depreciation of investments                                        (7,215,738)       (1,444,665)        4,192,389
                                                               --------------    --------------    --------------
Net gain (loss) on investments                                     (6,288,609)       (1,231,983)        4,140,000
                                                               --------------    --------------    --------------
Net change in net assets resulting from operations               $ (6,364,422)     $ (1,351,892)     $  4,050,480
                                                               ==============    ==============    ==============

Statement of Changes in Net Assets
                                                                  Nine Months
                                                                        Ended
                                                                      9/30/01        Year Ended        Year Ended
                                                                  (unaudited)          12/31/00          12/31/99
                                                               --------------    --------------    --------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment loss                                             $     (75,813)    $    (119,909)    $     (89,520)
Net realized gain (loss) on investments                               927,129           212,682           (52,389)
Net change in unrealized appreciation or depreciation
of investments                                                     (7,215,738)       (1,444,665)        4,192,389
                                                               --------------    --------------    --------------
Net change in net assets resulting from operations                 (6,364,422)       (1,351,892)        4,050,480
                                                               --------------    --------------    --------------
UNIT TRANSACTIONS:
Proceeds from units issued                                          2,888,398         4,139,827         3,534,420
Net asset value of units redeemed                                  (1,611,352)       (2,161,154)       (1,837,402)
Transfers from other subaccounts                                      455,207         1,266,984           737,538
Transfers to other subaccounts                                     (1,109,220)       (1,761,978)       (1,984,931)
                                                               --------------    --------------    --------------
Net increase in net assets from unit transactions                     623,033         1,483,679           449,625
                                                               --------------    --------------    --------------
Net change in net assets                                           (5,741,389)          131,787         4,500,105

NET ASSETS:
Beginning of period                                                19,375,242        19,243,455        14,743,350
                                                               --------------    --------------    --------------
End of period                                                    $ 13,633,853      $ 19,375,242      $ 19,243,455
                                                               ==============    ==============    ==============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE INSURANCE ACCOUNT I
MID CAP GROWTH SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
September 30, 2001
(unaudited)

ASSETS:
Investment in LB Series Fund, Inc. -- Mid Cap
Growth Portfolio 1,136,712 shares at net asset value
of $10.82 per share (cost $16,853,248)                           $ 12,303,108
                                                               --------------
Total assets                                                       12,303,108
                                                               --------------
LIABILITIES:
Payable to LB for units redeemed                                        5,404
Payable to LB for mortality and expense risk charge                     5,893
                                                               --------------
Total liabilities                                                      11,297
                                                               --------------
NET ASSETS                                                       $ 12,291,811
                                                               ==============
Number of units outstanding                                           995,963
                                                               ==============
Unit value (net assets divided by units outstanding)                   $12.34
                                                                       ======

Statement of Operations
                                                                  Nine Months
                                                                        Ended
                                                                      9/30/01        Year Ended        Year Ended
                                                                  (unaudited)          12/31/00          12/31/99
                                                               --------------    --------------    --------------

INVESTMENT INCOME:
Dividend income                                                   $        --       $        --      $     10,249
Mortality and expense risk charge                                     (61,436)          (67,564)          (22,395)
                                                               --------------    --------------    --------------
Net investment loss                                                   (61,436)          (67,564)          (12,146)
                                                               --------------    --------------    --------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized gain on investments                                      984,842         1,023,569            65,857
Net change in unrealized appreciation or
depreciation of investments                                        (6,537,655)          (80,686)        1,918,892
                                                               --------------    --------------    --------------
Net gain (loss) on investments                                     (5,552,813)          942,883         1,984,749
                                                               --------------    --------------    --------------
Net change in net assets resulting from operations               $ (5,614,249)      $   875,319      $  1,972,603
                                                               ==============    ==============    ==============

Statement of Changes in Net Assets
                                                                  Nine Months
                                                                        Ended
                                                                      9/30/01        Year Ended        Year Ended
                                                                  (unaudited)          12/31/00          12/31/99
                                                               --------------    --------------    --------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment loss                                             $     (61,436)    $     (67,564)    $     (12,146)
Net realized gain on investments                                      984,842         1,023,569            65,857
Net change in unrealized appreciation or depreciation
of investments                                                     (6,537,655)          (80,686)        1,918,892
                                                               --------------    --------------    --------------
Net change in net assets resulting from operations                 (5,614,249)          875,319         1,972,603
                                                               --------------    --------------    --------------
UNIT TRANSACTIONS:
Proceeds from units issued                                          3,972,762         4,925,179         2,179,691
Net asset value of units redeemed                                    (936,929)       (1,247,098)         (393,114)
Transfers from other subaccounts                                    1,971,834         4,972,286         1,918,473
Transfers to other subaccounts                                     (1,615,218)       (2,123,403)         (696,365)
                                                               --------------    --------------    --------------
Net increase in net assets from unit transactions                   3,392,449         6,526,964         3,008,685
                                                               --------------    --------------    --------------
Net change in net assets                                           (2,221,800)        7,402,283         4,981,288

NET ASSETS:
Beginning of period                                                14,513,611         7,111,328         2,130,040
                                                               --------------    --------------    --------------
End of period                                                    $ 12,291,811      $ 14,513,611      $  7,111,328
                                                               ==============    ==============    ==============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE INSURANCE ACCOUNT I
WORLD GROWTH SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
September 30, 2001
(unaudited)

ASSETS:
Investment in LB Series Fund, Inc. -- World Growth
Portfolio 1,516,472 shares at net asset value of
$9.13 per share (cost $18,506,039)                               $ 13,840,057
                                                               --------------
Total assets                                                       13,840,057
                                                               --------------
LIABILITIES:
Payable to LB for units redeemed                                        4,829
Payable to LB for mortality and expense risk charge                     6,413
                                                               --------------
Total liabilities                                                      11,242
                                                               --------------
NET ASSETS                                                       $ 13,828,815
                                                               ==============
Number of units outstanding                                         1,333,965
                                                               ==============
Unit value (net assets divided by units outstanding)                   $10.37
                                                                       ======

Statement of Operations
                                                                  Nine Months
                                                                        Ended
                                                                      9/30/01        Year Ended        Year Ended
                                                                  (unaudited)          12/31/00          12/31/99
                                                               --------------    --------------    --------------

INVESTMENT INCOME:
Dividend income                                                  $         --      $         --       $    59,522
Mortality and expense risk charge                                     (72,201)         (103,932)          (76,127)
                                                               --------------    --------------    --------------
Net investment loss                                                   (72,201)         (103,932)          (16,605)
                                                               --------------    --------------    --------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized gain on investments                                    1,307,359           529,249            62,289
Net change in unrealized appreciation or
depreciation of investments                                        (6,502,251)       (3,574,757)        4,116,692
                                                               --------------    --------------    --------------
Net gain (loss) on investments                                     (5,194,892)       (3,045,508)        4,178,981
                                                               --------------    --------------    --------------
Net change in net assets resulting from operations              $ (5,267,093)     $ (3,149,440)      $  4,162,376
                                                               ==============    ==============    ==============

Statement of Changes in Net Assets
                                                                  Nine Months
                                                                        Ended
                                                                      9/30/01        Year Ended        Year Ended
                                                                  (unaudited)          12/31/00          12/31/99
                                                               --------------    --------------    --------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment loss                                             $     (72,201)    $    (103,932)    $     (16,605)
Net realized gain on investments                                    1,307,359           529,249            62,289
Net change in unrealized appreciation or depreciation
of investments                                                     (6,502,251)       (3,574,757)        4,116,692
                                                               --------------    --------------    --------------
Net change in net assets resulting from operations                 (5,267,093)       (3,149,440)        4,162,376
                                                               --------------    --------------    --------------
UNIT TRANSACTIONS:
Proceeds from units issued                                          3,253,825         4,615,329         3,439,523
Net asset value of units redeemed                                  (1,414,384)       (1,773,217)       (1,415,575)
Transfers from other subaccounts                                      759,837         1,807,754         1,067,822
Transfers to other subaccounts                                       (869,497)       (1,250,049)       (1,146,584)
                                                               --------------    --------------    --------------
Net increase in net assets from unit transactions                   1,729,781         3,399,817         1,945,186
                                                               --------------    --------------    --------------
Net change in net assets                                           (3,537,312)          250,377         6,107,562

NET ASSETS:
Beginning of period                                                17,366,127        17,115,750        11,008,188
                                                               --------------    --------------    --------------
End of period                                                    $ 13,828,815      $ 17,366,127      $ 17,115,750
                                                               ==============    ==============    ==============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE INSURANCE ACCOUNT I
GROWTH SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
September 30, 2001
(unaudited)

ASSETS:
Investment in LB Series Fund, Inc. -- Growth Portfolio
5,613,999 shares at net asset value of $13.21 per
share (cost $114,016,392)                                        $ 74,134,354
                                                               --------------
Total assets                                                       74,134,354
                                                               --------------
LIABILITIES:
Payable to LB for units redeemed                                       17,203
Payable to LB for mortality and expense risk charge                    34,814
                                                               --------------
Total liabilities                                                      52,017
                                                               --------------
NET ASSETS                                                       $ 74,082,337
                                                               ==============
Number of units outstanding                                         1,517,052
                                                               ==============
Unit value (net assets divided by units outstanding)                   $48.83
                                                                       ======

Statement of Operations
                                                                  Nine Months
                                                                        Ended
                                                                      9/30/01        Year Ended        Year Ended
                                                                  (unaudited)          12/31/00          12/31/99
                                                               --------------    --------------    --------------

INVESTMENT INCOME:
Dividend income                                                   $        --       $   312,373       $   317,464
Mortality and expense risk charge                                    (408,168)         (612,696)         (435,929)
                                                               --------------    --------------    --------------
Net investment loss                                                  (408,168)         (300,323)         (118,465)
                                                               --------------    --------------    --------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized gain on investments                                   19,322,609        16,696,655         6,549,782
Net change in unrealized appreciation or depreciation
of investments                                                    (50,412,793)      (22,381,547)       21,129,479
                                                               --------------    --------------    --------------
Net gain (loss) on investments                                    (31,090,184)       (5,684,892)       27,679,261
                                                               --------------    --------------    --------------
Net change in net assets resulting from operations               $(31,498,352)     $ (5,985,215)     $ 27,560,796
                                                               ==============    ==============    ==============

Statement of Changes in Net Assets
                                                                  Nine Months
                                                                        Ended
                                                                      9/30/01        Year Ended        Year Ended
                                                                  (unaudited)          12/31/00          12/31/99
                                                               --------------    --------------    --------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment loss                                             $    (408,168)    $    (300,323)    $    (118,465)
Net realized gain on investments                                   19,322,609        16,696,655         6,549,782
Net change in unrealized appreciation or depreciation
of investments                                                    (50,412,793)      (22,381,547)       21,129,479
                                                               --------------    --------------    --------------
Net change in net assets resulting from operations                (31,498,352)       (5,985,215)       27,560,796
                                                               --------------    --------------    --------------
UNIT TRANSACTIONS:
Proceeds from units issued                                         14,527,433        19,958,770        16,165,288
Net asset value of units redeemed                                  (7,103,800)       (9,829,747)       (7,358,397)
Transfers from other subaccounts                                    4,012,041         5,597,237         5,075,221
Transfers to other subaccounts                                     (4,646,913)       (6,600,351)       (4,658,461)
                                                               --------------    --------------    --------------
Net increase in net assets from unit transactions                   6,788,761         9,125,909         9,223,651
                                                               --------------    --------------    --------------
Net change in net assets                                          (24,709,591)        3,140,694        36,784,447

NET ASSETS:
Beginning of period                                                98,791,928        95,651,234        58,866,787
                                                               --------------    --------------    --------------
End of period                                                    $ 74,082,337      $ 98,791,928      $ 95,651,234
                                                               ==============    ==============    ==============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE INSURANCE ACCOUNT I
HIGH YIELD SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
September 30, 2001
(unaudited)

ASSETS:
Investment in LB Series Fund, Inc. -- High Yield
Portfolio 4,131,160 shares at net asset value of
$5.28 per share (cost $36,715,899)                               $ 21,806,396
                                                               --------------
Total assets                                                       21,806,396
                                                               --------------
LIABILITIES:
Payable to LB for units redeemed                                       12,756
Payable to LB for mortality and expense risk charge                    10,512
                                                               --------------
Total liabilities                                                      23,268
                                                               --------------
NET ASSETS                                                       $ 21,783,128
                                                               ==============
Number of units outstanding                                           900,415
                                                               ==============
Unit value (net assets divided by units outstanding)                   $24.19
                                                                       ======

Statement of Operations
                                                                  Nine Months
                                                                        Ended
                                                                      9/30/01        Year Ended        Year Ended
                                                                  (unaudited)          12/31/00          12/31/99
                                                               --------------    --------------    --------------

INVESTMENT INCOME:
Dividend income                                                  $  2,241,336      $  3,127,503      $  2,581,235
Mortality and expense risk charge                                    (106,231)         (153,607)         (144,567)
                                                               --------------    --------------    --------------
Net investment income                                               2,135,105         2,973,896         2,436,668
                                                               --------------    --------------    --------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized loss on investments                                     (324,507)         (174,572)          (93,932)
Net change in unrealized appreciation or depreciation
of investments                                                     (4,202,257)       (8,584,676)          (98,330)
                                                               --------------    --------------    --------------
Net loss on investments                                            (4,526,764)       (8,759,248)         (192,262)
                                                               --------------    --------------    --------------
Net change in net assets resulting from operations               $ (2,391,659)     $ (5,785,352)     $  2,244,406
                                                               ==============    ==============    ==============

Statement of Changes in Net Assets
                                                                  Nine Months
                                                                        Ended
                                                                      9/30/01        Year Ended        Year Ended
                                                                  (unaudited)          12/31/00          12/31/99
                                                               --------------    --------------    --------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income                                            $  2,135,105      $  2,973,896      $  2,436,668
Net realized loss on investments                                     (324,507)         (174,572)          (93,932)
Net change in unrealized appreciation or depreciation
of investments                                                     (4,202,257)       (8,584,676)          (98,330)
                                                               --------------    --------------    --------------
Net change in net assets resulting from operations                 (2,391,659)       (5,785,352)        2,244,406
                                                               --------------    --------------    --------------
UNIT TRANSACTIONS:
Proceeds from units issued                                          4,114,449         5,491,857         5,885,711
Net asset value of units redeemed                                  (1,968,625)       (2,351,863)       (2,467,938)
Transfers from other subaccounts                                    1,028,974         1,303,119         1,043,017
Transfers to other subaccounts                                     (1,374,425)       (2,539,429)       (2,092,866)
                                                               --------------    --------------    --------------
Net increase in net assets from unit transactions                   1,800,373         1,903,684         2,367,924
                                                               --------------    --------------    --------------
Net change in net assets                                             (591,286)       (3,881,668)        4,612,330

NET ASSETS:
Beginning of period                                                22,374,414        26,256,082        21,643,752
                                                               --------------    --------------    --------------
End of period                                                    $ 21,783,128      $ 22,374,414      $ 26,256,082
                                                               ==============    ==============    ==============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE INSURANCE ACCOUNT I
INCOME SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
September 30, 2001
(unaudited)

ASSETS:
Investment in LB Series Fund, Inc. -- Income Portfolio
1,514,085 shares at net asset value of $9.92 per share
(cost $14,745,950)                                               $ 15,019,131
                                                               --------------
Total assets                                                       15,019,131
                                                               --------------
LIABILITIES:
Payable to LB for units redeemed                                        1,366
Payable to LB for mortality and expense risk charge                     6,830
                                                               --------------
Total liabilities                                                       8,196
                                                               --------------
NET ASSETS                                                       $ 15,010,935
                                                               ==============
Number of units outstanding                                           528,246
                                                               ==============
Unit value (net assets divided by units outstanding)                   $28.42
                                                                       ======

Statement of Operations
                                                                  Nine Months
                                                                        Ended
                                                                      9/30/01        Year Ended        Year Ended
                                                                  (unaudited)          12/31/00          12/31/99
                                                               --------------    --------------    --------------

INVESTMENT INCOME:
Dividend income                                                   $   633,884       $   718,486      $    547,610
Mortality and expense risk charge                                     (60,489)          (62,844)          (53,884)
                                                               --------------    --------------    --------------
Net investment income                                                 573,395           655,642           493,726
                                                               --------------    --------------    --------------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS:
Net realized gain (loss) on investments                                 4,017           (16,976)           (4,072)
Net change in unrealized appreciation or depreciation
of investments                                                        282,253           370,215          (716,966)
                                                               --------------    --------------    --------------
Net gain (loss) on investments                                        286,270           353,239          (721,038)
                                                               --------------    --------------    --------------
Net change in net assets resulting
from operations                                                  $    859,665      $  1,008,881     $    (227,312)
                                                               ==============    ==============    ==============

Statement of Changes in Net Assets
                                                                  Nine Months
                                                                        Ended
                                                                      9/30/01        Year Ended        Year Ended
                                                                  (unaudited)          12/31/00          12/31/99
                                                               --------------    --------------    --------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income                                             $   573,395      $    655,642      $    493,726
Net realized gain (loss) on investments                                 4,017           (16,976)           (4,072)
Net change in unrealized appreciation or depreciation
of investments                                                        282,253           370,215          (716,966)
                                                               --------------    --------------    --------------
Net change in net assets resulting
from operations                                                       859,665         1,008,881          (227,312)
                                                               --------------    --------------    --------------
UNIT TRANSACTIONS:
Proceeds from units issued                                          2,772,703         2,510,872         2,527,978
Net asset value of units redeemed                                  (1,163,924)         (984,079)         (874,220)
Transfers from other subaccounts                                    1,798,730           673,554           804,414
Transfers to other subaccounts                                     (1,100,190)       (1,011,878)         (660,783)
                                                               --------------    --------------    --------------
Net increase in net assets from unit transactions                   2,307,319         1,188,469         1,797,389
                                                               --------------    --------------    --------------
Net increase in net assets                                          3,166,984         2,197,350         1,570,077

NET ASSETS:
Beginning of period                                                11,843,951         9,646,601         8,076,524
                                                               --------------    --------------    --------------
End of period                                                    $ 15,010,935      $ 11,843,951      $  9,646,601
                                                               ==============    ==============    ==============

The accompanying notes are an integral part of the financial statements.

LB VARIABLE INSURANCE ACCOUNT I
MONEY MARKET SUBACCOUNT

Financial Statements

Statement of Assets and Liabilities
September 30, 2001
(unaudited)

ASSETS:
Investment in LB Series Fund, Inc. -- Money Market
Portfolio 5,258,306 shares at net asset value of
$1.00 per share (cost $5,258,306)                                $  5,258,306
                                                               --------------
Total assets                                                        5,258,306
                                                               --------------
LIABILITIES:
Payable to LB for units redeemed                                        2,964
Payable to LB for mortality and expense risk charge                     2,310
                                                               --------------
Total liabilities                                                       5,274
                                                               --------------
NET ASSETS                                                       $  5,253,032
                                                               ==============
Number of units outstanding                                         2,545,596
                                                               ==============
Unit value (net assets divided by units outstanding)                   $ 2.06
                                                                       ======

Statement of Operations
                                                                  Nine Months
                                                                        Ended
                                                                      9/30/01        Year Ended        Year Ended
                                                                  (unaudited)          12/31/00          12/31/99
                                                               --------------    --------------    --------------

Dividend income                                                   $   145,003       $   196,093      $    119,820
Mortality and expense risk charge                                     (20,040)          (19,422)          (14,795)
                                                               --------------    --------------    --------------
Net investment income                                                 124,963           176,671           105,025
                                                               ==============    ==============    ==============

Statement of Changes in Net Assets
                                                                  Nine Months
                                                                        Ended
                                                                      9/30/01        Year Ended        Year Ended
                                                                  (unaudited)          12/31/00          12/31/99
                                                               --------------    --------------    --------------

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income                                             $   124,963      $    176,671       $   105,025
                                                               --------------    --------------    --------------
UNIT TRANSACTIONS:
Proceeds from units issued                                          2,038,307         2,026,453         1,471,111
Net asset value of units redeemed                                    (772,671)         (449,784)         (319,482)
Transfers from other subaccounts                                    2,252,048         2,071,666         1,878,756
Transfers to other subaccounts                                     (2,216,179)       (3,042,789)       (1,821,767)
                                                               --------------    --------------    --------------
Net increase in net assets from unit transactions                   1,301,505           605,546         1,208,618
                                                               --------------    --------------    --------------
Net increase in net assets                                          1,426,468           782,217         1,313,643

NET ASSETS:
Beginning of period                                                 3,826,564         3,044,347         1,730,704
                                                               --------------    --------------    --------------
End of period                                                    $  5,253,032      $  3,826,564      $  3,044,347
                                                               ==============    ==============    ==============

The accompanying notes are an integral part of the financial statements.

                      LB VARIABLE INSURANCE ACCOUNT I
                       Notes to Financial Statements
                           September 30, 2001
                               (unaudited)

(1) ORGANIZATION

The LB Variable Insurance Account I (the Variable Account), is
registered as a unit investment trust under the Investment Company Act of 1940, and is a separate account of Lutheran Brotherhood (LB). LB offers financial services to Lutherans and is a fraternal benefit society owned by and operated for its members. The Variable Account contains seven subaccounts -- Opportunity Growth, Mid Cap Growth, World
Growth, Growth, High Yield, Income and Money Market -- each of which invests in a corresponding portfolio of the LB Series Fund, Inc. (the
Fund). The Fund is registered under the Investment Company Act of 1940 as a diversified open-end investment company.

The Variable Account is used to fund flexible premium variable life
("Variable Universal Life") insurance contracts issued by LB. Under applicable insurance law, the assets and liabilities of the Variable
Account are clearly identified and distinguished from the other assets and liabilities of LB. The assets of the Variable Account will not be charged with any liabilities arising out of any other business conducted by LB.

(2) SIGNIFICANT ACCOUNTING POLICIES

Investments

The investments in shares of the Fund are stated at the net asset value of the Fund. The cost of shares sold and redeemed is determined on the average cost method. Dividend distributions received from the Fund are reinvested in additional shares of the Fund and recorded as income by the Variable Account on the ex-dividend date.

Federal Income Taxes

LB qualifies as a tax-exempt organization under the Internal Revenue
Code. Accordingly, no provision for income taxes has been charged against the Variable Account. LB reserves the right to charge for taxes in the future.

Other

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(3) RELATED PARTY TRANSACTIONS

Proceeds received by the Variable Account from units issued represent gross contract premiums received by LB less deductions for sales distribution expenses of 5% of the gross contract premium. Total deductions from gross contract premiums received were $1,833,554,
$2,381,703 and 1,933,347, respectively, for the nine-month period ended
September 30, 2001 and the years ended December 31, 2000 and 1999.

A monthly charge is deducted from the cash value of the contract by LB for the cost of insurance, insurance administration of the contract and the cost of any optional benefits added by riders. This charge is deducted by redeeming units of the subaccounts of the Variable Account.
Total monthly charges were $10,437,031 $11,563,902, and $9,667,175, respectively, for the nine month period ended September 30, 2001 and for the years ended December 31, 2000 and 1999.

A daily charge is deducted from the value of the net assets of the
Variable Account to compensate LB for mortality and expense risks assumed in connection with the contract and is equivalent to an annual rate of 0.6% of the average daily net assets of the Variable Account.
Mortality and expense risk charges of $804,378, $1,139,974, and
$837,222, respectively, were deducted for the nine month period ended
September 30, 2001 and for the years ended December 31, 2000 and 1999.

A decrease charge is deducted from the cash value of the contract to compensate LB for certain selling and administrative expenses if: (1)
within the first fifteen years a contract is in force, it is surrendered or lapses, or (2) a contract owner requests a decrease in the face amount either within the first fifteen years a contract is in force, or within fifteen years after a requested increase in face amount. The decrease charge remains at a level amount during the first five years of the applicable fifteen year period, and then is reduced on a monthly basis by equal amounts until the decrease charge is zero after fifteen years. This charge is deducted by redeeming units of the subaccounts of the Variable Account. Decrease charges of $599,877, $512,857, and
$454,890, respectively, were deducted in the nine- month period ended
September 30, 2001 and the years ended December 31, 2000 and 1999.

Lutheran Brotherhood has entered into an agreement with Aid Association for Lutherans (AAL) under which Lutheran Brotherhood will merge with and into AAL. The merger is subject to approval from government agencies and is expected to close on approximately January 1, 2002. Upon completion of the merger, the Variable Account will operate as a separate account of the merged organization.

(4) UNIT ACTIVITY

Transactions in units (including transfers among subaccounts) were as follows:

                                                                 Subaccounts
                     ------------------------------------------------------------------------------------------------
                      Opportunity     Mid Cap        World                        High                       Money
                        Growth         Growth        Growth        Growth        Yield         Income        Market
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------

Units outstanding at
December 31, 1999       1,323,987       430,571       985,913     1,289,916       774,775       397,296     1,602,830
Units issued.             405,786       563,004       437,714       371,750       233,546       138,679     2,196,733
Units redeemed           (302,353)     (213,772)     (223,815)     (251,536)     (172,720)      (91,504)   (1,891,414)
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------

Units outstanding at
December 31, 2000       1,427,420       779,803     1,199,812     1,410,130       835,601       444,471     1,908,149
Units issued.             323,138       425,727       346,085       328,801       205,967       175,290     2,213,685
Units redeemed           (271,606)     (209,567)     (211,932)     (221,879)     (141,153)      (91,515)   (1,576,237)
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------
Units outstanding at
September 30, 2001      1,478,952       995,963     1,333,965     1,517,052       900,415       528,246     2,545,596
                      ===========   ===========   ===========   ===========   ===========   ===========   ===========

(5) PURCHASES AND SALES OF INVESTMENTS

The aggregate costs of purchases and proceeds from sales of investments in the LB Series Fund, Inc. were as follows:

                                                                 Subaccounts
                     ------------------------------------------------------------------------------------------------
                      Opportunity     Mid Cap        World                        High                       Money
                        Growth         Growth        Growth        Growth        Yield         Income        Market
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------

For the year ended
December 31, 2000
Purchases               2,357,048     8,516,018     4,063,707    27,457,074     5,888,056     2,316,088     3,488,029
Sales                   1,008,316     1,451,865       323,751     2,475,810     1,057,092       470,318     2,690,900
For the nine
months ended
September 30, 2001
Purchases               2,417,838     5,341,942     3,500,922    28,172,007     4,641,125     3,280,430     3,148,272
Sales                     803,521       939,258       434,381     1,864,359       622,966       382,433     1,712,927

                    COMMENT ON FINANCIAL STATEMENTS OF AAL AND LB

The financial statements of AAL and LB included in this Prospectus should be considered as bearing only upon the ability of AAL to meet its obligations under the Contracts. The value of the interests of owners and beneficiaries under the
Contracts are affected primarily by the investment results of the Subaccounts of the Variable Account.

                        Report of Independent Accountants

To the Board of Directors and Members of
Lutheran Brotherhood:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of members’ equity and of cash flows present fairly, in all material respects, the financial position of Lutheran
Brotherhood (the Society) and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Society’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PriceWaterhouseCoopers LLP
PriceWaterhouseCoopers LLP

March 16, 2001

Lutheran Brotherhood
Consolidated Balance Sheet
(December 31, 2000 and 1999)
(Dollars in millions)

                        Assets                               2000      1999
                        ------                               ----      ----
Investments:
  Fixed income securities available for
    sale, at fair value                                    $ 7,374   $ 6,975
  Equity securities available for sale,
    at fair value                                              722       893
Mortgage loans                                               2,236     2,102
Real estate                                                     65        63
Loans to contractholders                                       748       721
Short-term investments                                         290       208
Amounts due from brokers                                         7       346
Other invested assets                                          216       122
                                                           -------   -------

    Total investments                                       11,658    11,430

Cash and cash equivalents                                      749     1,001
Deferred policy acquisition costs                            1,181     1,159
Investment income due and accrued                              137       133
Other assets                                                   156       167
Separate account assets                                      8,842     9,059
                                                           -------   -------

    Total assets                                           $22,723   $22,949
                                                           =======   =======

              Liabilities and Members' Equity

Liabilities:
  Contract reserves                                        $ 5,988   $ 5,551
  Contractholder funds                                       4,484     4,539
  Benefits in the process of payment                            63        60
  Dividends payable                                            117       111
  Amounts due to brokers                                       413     1,012
  Other liabilities                                            364       313
  Separate account liabilities                               8,842     9,059
                                                           -------   -------

    Total liabilities                                       20,271    20,645
                                                           -------   -------

Members' equity:
  Accumulated other comprehensive income                        36        16
  Retained earnings                                          2,416     2,288
                                                           -------   -------

    Total members' equity                                    2,452     2,304
                                                           -------   -------

    Total liabilities and members' equity                  $22,723   $22,949
                                                           =======   =======

The accompanying notes are an integral part of these consolidated financial statements.

Lutheran Brotherhood
Consolidated Statement of Income
For the years ended December 31, 2000, 1999 and 1998
(Dollars in millions)

                                                  2000      1999      1998
                                                  ----      ----      ----
Revenues:
  Premiums                                       $  585    $  553    $  504
  Net investment income                             799       748       735
  Net realized investment gains                      16        87       126
  Contract charges                                  211       189       169
  Annuity considerations and other income           211       176       159
                                                 ------    ------    ------

    Total revenues                                1,822     1,753      1,693

Benefits and other deductions:
  Net additions to contract reserves                462       420        377
  Contractholder benefits                           643       612        597
  Dividends                                         230       217        198
  Commissions and operating expenses                223       213        176
  Amortization of deferred policy
    acquisition costs                                48        66        101
  Fraternal activities                               79        77         66
                                                 ------    ------     ------

    Total benefits and other deductions           1,685     1,605      1,515
                                                 ------    ------     ------

Income before income taxes                          137       148        178

Provision for income taxes                            9         1          5
                                                 ------    ------     ------

Net income                                       $  128    $  147     $  173
                                                 ======    ======     ======

The accompanying notes are an integral part of these consolidated financial statements.

Lutheran Brotherhood
Consolidated Statement of Members' Equity
For the years ended December 31, 2000, 1999 and 1998
(Dollars in millions)

                                                                 Accumulated Other
                                                            Comprehensive Income (Loss)
                                                           ----------------------------
                                                                          Unrealized
                                                            Unrealized    Gains/Losses                   Total
                                            Comprehensive  Gains/Losses   Acquisition     Retained      Members'
                                                Income      Investments      Costs        Earnings       Equity
                                            -------------  ------------   ------------    --------      --------
Balance at December 31, 1997                                  $  373        $  (96)        $1,968        $2,245
Comprehensive income:
  Net income                                    $  173             -             -            173           173
  Other comprehensive income (loss)                 92           106           (14)             -            92
                                                ------        ------        ------         ------        ------

    Total comprehensive income                  $  265
                                                ======

Balance at December 31, 1998                                     479          (110)         2,141         2,510
Comprehensive income:
  Net income                                    $  147             -             -            147           147
  Other comprehensive income (loss)               (353)         (527)          174              -
(353)
                                                ------        ------        ------         ------        ------

    Total comprehensive income                  $ (206)
                                                ======

Balance at December 31, 1999                                     (48)           64          2,288         2,304
Comprehensive income:
  Net income                                    $  128             -             -            128           128
  Other comprehensive income (loss)                 20            96           (76)             -            20
                                                ------        ------        ------         ------        ------

    Total comprehensive income                  $  148
                                                ======

Balance at December 31, 2000                                  $   48        $  (12)        $2,416        $2,452
                                                              ======        ======         ======        ======

The accompanying notes are an integral part of these consolidated financial statements.

Lutheran Brotherhood
Consolidated Statement of Cash Flows
For the years ended December 31, 2000, 1999 and 1998
(Dollars in millions)

                                             2000        1999        1998
                                             ----        ----        ----
Cash flows from operating activities:
  Net income                               $    128    $    147    $    173
  Adjustments to reconcile net
    income to net cash provided
    by operating activities:
   Depreciation and amortization                 10           3           3
   Deferred policy acquisition costs            (98)        (64)        (32)
   Equity in earnings of other
     invested assets                             (8)         (5)          8
   Net realized investment gains                (16)        (87)       (126)
  Change in operating assets and liabilities:
   Loans to contractholders                     (27)        (22)        (18)
   Other assets                                 (31)        (58)        (10)
   Contract reserves and contractholder funds   382         371         168
   Other liabilities                             63          73          29
                                           --------    --------    --------

    Total adjustments                           275         211          22
                                           --------    --------    --------

    Net cash provided by operating activities   403         358         195
                                           --------    --------    --------

Cash flows from investing activities:
  Proceeds from investments sold,
    matured or repaid:
   Fixed income securities available
     for sale                                 7,252       9,768      11,122
   Equity securities available for sale         430         564       1,125
   Mortgage loans                               184         228         520
   Short-term investments                       523         799         466
   Other invested assets                        376         133          28
  Costs of investments acquired
   Fixed income securities available
     for sale                                (8,076)     (9,869)    (10,981)
   Equity securities available for sale        (320)       (514)     (1,144)
   Mortgage loans                              (317)       (358)       (221)
   Short-term investments                      (598)       (599)       (660)
   Other invested assets                       (109)        (64)       (448)
                                            --------    --------    --------

    Net cash (used in) provided by
      investing activities                     (655)         88        (193)
                                            --------    --------    --------

Net (decrease) increase in cash and
  cash equivalents                             (252)        446           2

Cash and cash equivalents, beginning
  of year                                     1,001         555         553
                                           --------    --------    --------

Cash and cash equivalents, end of year     $    749    $  1,001    $    555
                                           ========    ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

Lutheran Brotherhood
Notes to Consolidated Financial Statements
(Dollars in millions)

1.   ORGANIZATION AND BASIS OF PRESENTATION

     Nature of Operations and Principles of Consolidation
     The accompanying consolidated financial statements include the accounts of Lutheran Brotherhood (the Society), a fraternal benefit organization offering life insurance and related financial service products as well as fraternal benefits for Lutherans throughout the United States.  Also included in the accounts of the Society are its wholly owned subsidiary, Lutheran Brotherhood Financial Corporation (LBFC), which is the parent company of Lutheran Brotherhood Variable Insurance Products
     Company (LBVIP), a stock life insurance company; an investment adviser;
     a broker-dealer; a property and casualty insurance agency; a federal savings bank holding company; and a federal savings bank.  All significant intercompany balances and transactions have been eliminated in consolidation.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
     Actual results could differ from those estimates.

     Financial Statement Presentation
     Certain prior year amounts in the financial statements and notes to the financial statements have been reclassified to conform to the 2000 financial statement presentation.

     Cash and Cash Equivalents
     Cash and cash equivalents include cash on hand, money market instruments and other debt issues with an original maturity of 90 days or less.

     Investments
     See disclosures regarding the determination of fair value of financial instruments at Note 10.

     Carrying value of investments is determined as follows:

       Fixed income securities               Fair value
       Equity securities                     Fair value
       Mortgage loans on real estate         Amortized cost less impairment
                                               allowance
       Investment real estate                Cost less accumulated
                                               depreciation and impairment
                                               allowance
       Real estate joint ventures            Equity accounting method
       Real estate acquired through          Lower of cost or fair value
         foreclosure                           less estimated cost to sell
       Loans to contractholders              Unpaid principal balance
       Short-term investments                Amortized cost
       Other invested assets                 Equity accounting method

     Fixed income securities which may be sold prior to maturity and equity securities (common stock and nonredeemable preferred stock) are classified as available for sale.

     Realized investment gains and losses on sales of securities are determined on a first-in, first-out method for fixed income securities and the average cost method for equity securities and are reported in the Consolidated Statement of Income.  Unrealized investment gains and losses on fixed income and equity securities classified as available for sale, net of the impact of unrealized investment gains and losses on deferred acquisition costs, are reported as other comprehensive income.

     Mortgage loans are considered impaired when it is probable that the
     Society will be unable to collect all amounts according to the contractual terms of the loan agreement.  Real estate is considered impaired when the carrying value exceeds the fair value.  In cases where impairment is present, valuation allowances are established and netted against the asset categories to which they apply and changes in the valuation allowances are included in realized investment gains or losses.

     Deferred Policy Acquisition Costs
     Those costs of acquiring new business, which vary with and are primarily related to the production of new business, are deferred.
     Such costs include commissions, certain costs of contract issuance and underwriting, and certain variable agency expenses.  Deferred policy acquisition costs are subject to recoverability testing at the time of contract issue and loss recognition testing at the end of each accounting period.  Deferred policy acquisition costs are adjusted for the impact of unrealized gains or losses on investments as if those gains or losses had been realized, with corresponding credits or charges included in equity.

     For participating-type long duration contracts, deferred acquisition costs are amortized over the expected average life of the contracts in proportion to estimated gross margins.  The effects of revisions to experience on previous amortization of deferred acquisition costs are reflected in earnings and change in unrealized investment gains
     (losses) in the period estimated gross margins are revised.

     For universal life-type and investment-type contracts, deferred acquisition costs are amortized over the average expected life of the contracts in proportion to estimated gross profits from mortality, investment, and expense margins and surrender charges.  The effects of revisions to experience on previous amortization of deferred acquisition costs are reflected in earnings and change in unrealized investment gains (losses) in the period estimated gross profits are revised.

     For health insurance and certain term life insurance contracts, deferred acquisition costs are amortized over the average expected premium paying period, in proportion to expected premium revenues at the time of issue.

     Separate Accounts
     Separate account assets include segregated funds invested by the
     Society for the benefit of variable life insurance and variable annuity contract owners.  The assets (principally investments) and liabilities
     (principally to contractholders) of each account are clearly identifiable and distinguishable from other assets and liabilities of the Society.  Assets are valued at fair value.  The investment income, gains and losses of these accounts generally accrue to the contractholders, and, therefore, are not included in the Society's consolidated net income.

     Derivative Financial Instruments
     The Society's current utilization of derivative financial instruments is not significant.  Most of the Society's derivative transactions are used to reduce or modify interest rate risk and to replicate assets in certain markets.  These strategies use future contracts, option contracts, interest rate swaps and structured securities.  The Society does not use derivative instruments for speculative purposes.  Changes in the market value of these contracts are deferred and realized upon disposal of the hedged assets.  The effect of derivative transactions is not significant to the Society's results from operations or financial position.

     Effective January 1, 2001, the Society adopted the provisions of
     Statement of Financial Accounting Standards No. 133, "Accounting for
     Derivative Instruments and Hedging Activities" (SFAS No. 133), as
     amended.  Given the Society's limited use of derivative instruments, the adoption of SFAS No. 133 did not have a significant impact on the financial position or results of operations of the Society.

     Other Assets
     Other assets include property and equipment reported at depreciated cost.  The Society provides for depreciation of property and equipment using the straight-line method over the useful lives of the assets which are three to ten years for equipment and forty years for property.

     Contract Reserves and Contractholder Funds
     Liabilities for future contract benefits on participating-type long duration contracts are the net level premium reserve for death benefits.  Liabilities are calculated using dividend fund interest rates and mortality rates guaranteed in calculating cash surrender values.

     Liabilities for future contract benefits on universal life-type and investment-type contracts are based on the contract account balance.

     Liabilities for future contract benefits on health insurance and certain term life insurance contracts are calculated using the net level premium method and assumptions as to investment yields, mortality, morbidity and withdrawals.  The assumptions, made at the time of issue, are based on best estimates of expected experience and include provision for possible adverse deviation.

     Liabilities for future contract benefits on limited-payment contracts are determined using appropriate assumptions for investment yields, mortality, morbidity and expenses, including a provision for the risk of adverse deviation.

     Use of these actuarial tables and methods involves estimation of future mortality and morbidity based on past experience.  Actual future experience could differ from these estimates.

     Premium Revenue and Benefits to Contractholders
     Recognition of Certain Participating-Type Contract Revenue and Benefits
     to Contractholders

     Participating-type contracts are long-duration contracts with expected dividends to contractholders based on actual experience, paid in proportion to the contractholder's contribution to surplus.  Premiums are recognized as revenues when due.  Death and surrender benefits are reported as expenses when incurred.  Dividends to contractholders based on estimates of amounts to be paid for the period are reported separately as expenses.

     Recognition of Universal Life-Type Contract Revenue and Benefits to
       Contractholders

     Universal life-type contracts are insurance contracts with terms that are not fixed and guaranteed.  The terms that may be changed could include one or more of the amounts assessed the contractholder, premiums paid by the contractholder or interest accrued to contractholder balances.  Amounts received as payments for such contracts are not reported as premium revenues.

     Revenues for universal life-type contracts consist of investment income, charges assessed against contract account values for deferred contract loading, the cost of insurance and contract administration.
     Contract benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related contract account balances.

     Recognition of Investment Contract Revenue and Benefits to
       Contractholders

     Contracts that do not subject the Society to risks arising from contractholder mortality or morbidity are referred to as investment contracts.  Certain deferred annuities, immediate annuities and supplementary contracts are considered investment contracts.  Amounts received as payments for such contracts are not reported as premium revenues.

     Revenues for investment contracts consist of investment income and contract administration charges.  Contract benefits that are charged to expense include benefit claims incurred in the period in excess of related contract balances, and interest credited to contract balances.

     Recognition of Limited-Payment Contract Revenue and Benefits to
       Contractholders

     Limited-payment contracts subject the Society to contractholder mortality and morbidity risks over a period that extends beyond the premium paying period.  Certain annuities and supplementary contracts with life contingencies are considered limited-payment contracts.
     Considerations are recognized as revenue when due.  Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts.  This association is accomplished by means of the provision for liabilities for future contract benefits and the amortization of deferred policy acquisition costs.

     Recognition of Term Life and Health Revenue and Benefits to
       Contractholders

     Products with fixed and guaranteed premiums and benefits consist principally of health insurance contracts and certain term life contracts.  Premiums are recognized as revenue when due.  Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts.  This association is accomplished by means of the provision for liabilities for future contract benefits and the amortization of deferred policy acquisition costs.

     Dividends
     The dividend scale, approved annually by the Board of Directors, seeks to achieve equity among contractholders.  Dividends charged to operations represent an estimation of those incurred during the current year.

     Income Taxes
     Lutheran Brotherhood qualifies as a tax-exempt organization under the
     Internal Revenue Code.  Accordingly, no provision for income taxes has been made.  Lutheran Brotherhood's subsidiary, Lutheran Brotherhood
     Financial Corporation (LBFC) is a taxable entity.  LBFC and its subsidiaries file a consolidated federal income tax return.  Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year.  Deferred income tax assets and liabilities are recognized based on the temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

     The provision for income taxes reflected on the Consolidated Statement of Income consisted of federal and state income tax expense of $9, $1 and $5 for the years ended December 31, 2000, 1999 and 1998, respectively.  At December 31, 2000 and 1999, LBFC had recorded a net deferred federal income tax liability of $41 and $29, respectively.
     The deferred tax liability is mainly due to the net effect of the temporary differences of reserves held for future benefits and deferred acquisitions costs as computed for financial statement and tax return purposes.

3.   INVESTMENTS

     Fixed Income Securities
     Investments in fixed income securities at December 31, 2000 and 1999 follow:

                                              Available for Sale (Carried at Fair Value)
                                                          December 31, 2000
                                             --------------------------------------------
                                             Amortized   Unrealized  Unrealized    Fair
                                               Cost        Gains       Losses      Value
                                             ---------   ----------  ----------    -----
Fixed income securities:
  U.S. government                              $  771      $   36      $    1      $  806
  Mortgage-backed securities                    2,224          26          14       2,236
  Non-investment grade bonds                      725           5         106         624
  All other corporate bonds                     3,710          90          92       3,708
                                               ------      ------      ------      ------

    Total available for sale                   $7,430      $  157      $  213      $7,374
                                               ======      ======      ======      ======

                                              Available for Sale (Carried at Fair Value)
                                                          December 31, 1999
                                             --------------------------------------------
                                             Amortized   Unrealized  Unrealized    Fair
                                               Cost        Gains       Losses      Value
                                             ---------   ----------  ----------    -----
Fixed income securities:
  U.S. government                              $  798      $    1      $   48      $  751
  Mortgage-backed securities                    2,177           2          83       2,096
  Non-investment grade bonds                      653           7          44         616
  All other corporate bonds                     3,612          60         160       3,512
                                               ------      ------      ------      ------

    Total available for sale                   $7,240      $   70      $  335      $6,975
                                               ======      ======      ======      ======

     Contractual Maturity of Fixed Income Securities
     The amortized cost and fair value of fixed income securities available for sale as of December 31, 2000 are shown below by contractual maturity.  Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

                                                   Amortized     Fair
     Year to Maturity                                Cost        Value
                                                   ---------     -----
     One year or less                               $  123       $  123
     After one year through five years               1,349        1,354
     After five years through ten years              1,940        1,887
     After ten years                                 1,794        1,774
     Mortgage-backed securities                      2,224        2,236
                                                    ------       ------

        Total available for sale                    $7,430       $7,374
                                                    ======       ======

     Equity Securities
     Investments in equity securities and preferred stock at December 31,
     2000 and 1999 are as follows:

                                                      2000         1999
                                                      ----         ----
     Cost                                             $618         $677
     Gross unrealized gains                            171          257
     Gross unrealized losses                            67           41
                                                      ----         ----

     Carrying value                                   $722         $893
                                                      ====         ====

     Mortgage Loans and Real Estate
     The Society's mortgage loans and real estate investments are diversified by property type and location and, for mortgage loans, borrower and loan size.

     At December 31, the carrying values of mortgage loans and real estate investments were as follows:

                                                     2000         1999
                                                     ----         ----
     Mortgage loans:
       Residential and commercial                   $1,865       $1,746
       Loans to Lutheran Churches                      371          356
                                                    ------       ------

         Total mortgage loans                       $2,236       $2,102
                                                    ======       ======

     Real estate:
       To be disposed of                            $    1       $    -
       To be held and used                              64           63
                                                    ------       ------

         Total real estate                          $   65       $   63
                                                    ======       ======

4.   Investment Income and Realized Gains and Losses

     For the year ended December 31, investment income summarized by type of investment was as follows:

                                                 2000    1999    1998
                                                 ----    ----    ----
     Fixed income securities                     $483    $466    $459
     Equity securities                             23      20      18
     Mortgage loans                               173     167     177
     Real estate                                   20      17      14
     Loans to contractholders                      48      47      45
     Short-term investments                        75      54      52
     Other invested assets                         21      18       4
                                                 ----    ----    ----

       Gross investment income                    843     789     769

     Investment expenses                          (44)    (41)    (34)
                                                 ----    ----    ----

     Net investment income                       $799    $748    $735
                                                 ====    ====    ====

     For the year ended December 31, gross realized investment gains and losses on sales of all types of investments are as follows:

                                                 2000    1999    1998
                                                 ----    ----    ----
     Fixed income securities:
       Realized gains                            $ 60    $ 87    $ 99
       Realized losses                            (98)    (99)    (31)

     Equity securities:
       Realized gains                              87     115      86
       Realized losses                            (38)    (22)    (39)

     Other investments:
       Realized gains                               6       6      13
       Realized losses                             (1)      -      (2)
                                                 ----    ----    ----

     Total net realized investment gains         $ 16    $ 87    $126
                                                 ====    ====    ====

5.   Deferred Policy Acquisition Costs

     The balances of and changes in deferred policy acquisition costs as and for the years ended December 31 are as follows:

                                                  2000    1999    1998
                                                  ----    ----    ----
     Balance, beginning of year                  $1,159  $  921  $  903
     Capitalization of acquisition costs            146     130     133
     Amortization                                   (48)    (66)   (101)
     Change in unrealized investment gains          (76)    174     (14)
                                                 ------  ------  ------

     Balance, end of year                        $1,181  $1,159  $  921
                                                 ======  ======  ======

6.   Separate Account Business

     Separate account assets include segregated funds invested by the
     Society for the benefit of variable life insurance and variable annuity contract owners.  A portion of the contract owner's premium payments are invested by the Society into the LB Variable Insurance Account I, the LB Variable Annuity Account I, the LBVIP Variable Insurance
     Account, the LBVIP Variable Insurance Account II, or the LBVIP Variable
     Annuity Account I (the Variable Accounts).  The Society records these payments as assets in the separate accounts.  Separate account liabilities represent reserves held related to the separate account business.

     The Variable Accounts are unit investment trusts registered under the
     Investment Company Act of 1940.  Each Variable Account has seven subaccounts, each of which invests only in a corresponding portfolio of the LB Series Fund, Inc. (the Fund).  The Fund is a diversified, open-
     end management investment company.  The shares of the Fund are carried in the Variable Accounts' financial statements at the net asset value of the Fund.  The Society serves as the investment adviser of the Fund and is compensated through a daily investment advisory fee based on the average daily net assets of each portfolio.  For the year ended
     December 31, 2000, 1999 and 1998, advisory fee income of $37, $29 and
     $24, respectively, is included in the Consolidated Statement of Income.

     A fixed account is also included as an investment option for variable annuity contract owners.  Net premiums allocated to the fixed account are invested in the assets of the Society.

     The assets and liabilities of the Variable Accounts are clearly identified and distinguished from the other assets and liabilities of the Society.  The assets of the Variable Accounts will not be applied to the liabilities arising out of any other business conducted by the
     Society.

     The Society assumes the mortality and expense risk associated with these contracts for which it is compensated by the separate accounts.
     The charges to the separate accounts, shown below for the year ended
     December 31, are based on the average daily net assets at specified annual rates:

                                                 2000     1999     1998
                                          Rate  Charges  Charges  Charges
                                          ----  -------  -------  -------
     LB Variable Insurance Account I       0.6%   $  1    $  1    $  1
     LB Variable Annuity Account I         1.1%     44      34      24
     LBVIP Variable Insurance Account      0.6%      2       1       1
     LBVIP Variable Insurance Account II   2.3%      -       -       -
     LBVIP Variable Annuity Account I      1.1%     53      46      40
                                                  ----    ----    ----

                                                  $100    $ 82    $ 66

     Income from these charges is included in the Consolidated Statement of
     Income.

     In addition, the Society deducts certain amounts from the cash value of the accounts invested in the separate accounts for surrender charges, annual administrative charges and cost of insurance charges.  For the year ended December 31, amounts are as follows:

                                                  2000    1999    1998
                                                  ----    ----    ----
     LB Variable Insurance Account I              $ 12    $ 10    $  8
     LB Variable Annuity Account I                   3       3       2
     LBVIP Variable Insurance Account               11      11      10
     LBVIP Variable Insurance Account II             -       -       -
     LBVIP Variable Annuity Account I                1       1       2
                                                  ----    ----    ----

                                                  $ 27    $ 25    $ 22

7.   Employee Benefit Plans

     Pension Plans
     Defined Benefit

     Lutheran Brotherhood has noncontributory defined benefit plans which cover substantially all employees.  The Society's policy is to fund all defined benefit pension costs using the aggregate level value method.
     In comparison to other acceptable methods, the annual contributions under the aggregate level method are generally higher in the earlier years and decrease over time.

     Components of net pension cost for the year ended December 31 were as follows:

                                                        2000   1999   1998
                                                        ----   ----   ----
     Service cost - benefits earned during the year      $ 5    $ 5    $ 4
     Interest cost on projected benefit obligations        9      8      8
     Expected return on assets                            (8)    (8)    (8)
                                                         ---    ---    ---

     Net pension cost                                    $ 6    $ 5    $ 4

     The following rates were used in computing the pension cost for each of the three years in the period ended December 31:

                                                     2000     1999     1998
                                                     ----     ----     ----
     Discount rates used to determine expense        7.00%    7.00%    8.00%
     Assumed rates of compensation increases         5.00%    5.00%    6.00%
     Expected long-term rates of return              7.00%    7.00%    8.00%

     The following tables summarize the reconciliation of funded status as of December 31 of the pension plan, including the change in benefit obligation and the change in plan assets:

                                                               2000    1999
                                                               ----    ----
     Change in benefit obligation
     ----------------------------
     Projected benefit obligation at beginning of year         $124    $114

     Service cost                                                 5       5
     Interest cost                                                9       8
     Actuarial loss (gain)                                        7       1
     Benefits paid                                               (5)     (4)
                                                               ----    ----

     Projected benefit obligation at end of year               $140    $124
                                                               ====    ====

     Change in plan assets
     ---------------------
     Fair value of plan assets at beginning of year            $124    $110

     Actual return on plan assets                                15      13
     Employer contribution                                        5       5
     Benefits paid                                               (5)     (4)
                                                               ----    ----

     Fair value of plan assets at end of year                  $139    $124
                                                               ====    ====

     Funded status
     -------------
     Funded status                                             $ (1)   $  -
     Unrecognized actuarial gain                                 (4)     (4)
     Unrecognized transition amount                               1       1
                                                               ----    ----

     Accrued benefit cost                                      $ (4)   $ (3)
                                                               ====    ====

     Plan assets are held on deposit with the Society and invested primarily in corporate bonds and mortgage loans.  Plan contributions are accumulated in a deposit administration fund, which is a part of the general assets of the Society.  The accrued retirement liability at
     December 31, 2000 of $143 is included in contract reserves and other liabilities.

     The following rates were used in computation of the funded status for the plan at December 31:

                                                              2000     1999
                                                              ----     ----
     Discount rates used for obligations                      7.00%    7.00%
     Assumed rates of compensation increases                  5.00%    5.00%

     Defined Contribution

     The Society has noncontributory defined contribution retirement plans which cover substantially all employees and field representatives and a noncontributory non-qualified deferred compensation plan which covers substantially all of its general agents.  As of January 1, 2000, approximately $133 of the defined contribution retirement plans' assets were held by the Society and the remaining $139 were held in a separate trust.  The accrued retirement liability at December 31, 2000 of $149 is included in contract reserves.  Expenses related to the retirement plan for the years ended December 31, 2000, 1999 and 1998 were $11, $12 and $11, respectively.  Accumulated vested deferred compensation benefits at December 31, 2000 and 1999 total $66 and $61, respectively, and are included in other liabilities.

     The Society has established contributory 401(k) defined contribution plans which cover substantially all employees and field
     representatives.  Participants are immediately vested in their contributions plus investment earnings thereon.

     Postretirement Benefits Other Than Pensions
     The Society has a postretirement medical benefit plan which provides for a minor subsidy of certain medical benefits for eligible early retirees until age 65.  The Society's obligation for post-retirement medical benefits under the plan is not significant.

8.   Reinsurance

     In the normal course of business, the Society seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding business to other insurance enterprises or reinsurers under reinsurance contracts.  As of December 31, 2000, total life insurance inforce approximated $51 billion, of which approximately
     $1 billion had been ceded to various reinsurers.  The Society retains a maximum of $2 of coverage per individual life.  Premiums ceded to other companies of $7 are reported as a reduction in premium income and benefits were reduced by $4 for reinsurance recoverable for the year ended December 31, 2000.

     Reinsurance contracts do not relieve the Society from its obligations to contractholders.  Failure of reinsurers to honor their obligations could result in losses to the Society; consequently, allowances are established for amounts deemed uncollectible.  The amount of the allowance for uncollectible reinsurance receivables was immaterial at
     December 31, 2000.

9.   Commitments and Contingencies

     Financial Commitments
     The Society has commitments to extend credit for mortgage loans and other lines of credit of $104 and $90 at December 31, 2000 and 1999, respectively.  Commitments to purchase other invested assets were $117 and $58 at December 31, 2000 and 1999, respectively.

10.  Disclosures About Fair Value of Financial Instruments

     The following methods and assumptions were used in estimating fair value disclosures for financial instruments.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

     Fixed Income Securities:  Fair values for fixed income securities are based on quoted market prices, where available.  For fixed income securities not actively traded in the market, fair values are estimated using market quotes from brokers or internally developed pricing methods.

     Equity Securities:  Fair values for equity securities are based on quoted market prices, where available.  For equity securities not actively traded in the market, fair values are estimated using market quotes from brokers or internally developed pricing methods.

     Mortgage Loans:  The fair values for mortgage loans are estimated using discounted cash flow analyses, using interest rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings.

     Loans to Contractholders:  The carrying amount reported in the balance sheet approximates fair value since loans on insurance contracts reduce the amount payable at death or at surrender of the contract.

     Cash and Cash Equivalents, Short-Term Investments:  The carrying amounts for these assets approximate the assets' fair values.

     Separate Account Assets and Liabilities:  The carrying amounts reported for separate account assets and liabilities approximate their respective fair values.

     Other Financial Instruments Recorded as Assets:  The carrying amounts for these financial instruments (primarily loans receivable and other investments), approximate those assets' fair values.

     Investment Contract Liabilities:  The fair value for deferred annuities was estimated to be the amount payable on demand at the reporting date as those investment contracts have no defined maturity and are similar to a deposit liability.  The amount payable at the reporting date was calculated as the account balance less applicable surrender charges.

     For supplementary contracts and immediate annuities without life contingencies, the carrying amounts approximate those liabilities' fair value.

     The carrying amounts reported for other investment contracts, which include participating pension contracts and retirement plan deposits, approximate those liabilities' fair value.

     Other Deposit Liabilities:  The carrying amounts for dividend accumulations and premium deposit funds approximate the liabilities'
     fair value.

     Other Financial Instruments Recorded as Liabilities:  The carrying amounts for these financial instruments (primarily deposits and advances payable) approximate those liabilities' fair values.

     The carrying amounts and estimated fair values of the Society's financial instruments at December 31 are as follows:

                                                                  2000                 1999
                                                           -----------------    ------------------
                                                           Carrying   Fair      Carrying    Fair
                                                            Amount    Value      Amount     Value
                                                           --------   -----     --------    -----
Financial instruments recorded as assets
  Fixed income securities                                   $7,374    $7,374     $6,975     $6,975
  Equity securities                                            722       722        893        893
  Mortgage loans:
    Residential and commercial                               1,865     2,007      1,746      1,763
    Loans to Lutheran churches                                 371       376        356        339
  Loans to contractholders                                     748       748        721        721
  Cash and cash equivalents                                    749       749      1,001      1,001
  Short-term investments                                       290       290        208        208
  Separate account assets                                    8,842     8,842      9,059      9,059
  Other financial instruments recorded as assets                85        85         46         46

Financial instruments recorded as liabilities
  Investment contracts:
    Deferred annuities                                       2,465     2,427      2,624      2,578
    Supplementary contracts and immediate annuities            433       433        387        387
  Other deposit liabilities:
    Dividend accumulations                                      35        35         34         34
    Premium deposit funds                                        1         1          2          2
  Separate account liabilities                               8,842     8,842      9,059      9,059
  Other financial instruments recorded as liabilities           79        79         38         38

11.  Statutory Financial Information

     Accounting practices used to prepare statutory financial statements for regulatory filing of fraternal life insurance companies differ from accounting principles generally accepted in the United States of
     America (GAAP).  The following reconciles the Society's statutory net change in surplus and statutory surplus determined in accordance with accounting practices prescribed or permitted by the Department of
     Commerce of the State of Minnesota with net income and members' equity on a GAAP basis.

                                                            Year Ended
                                                           December 31,
                                                        ------------------
                                                         2000        1999
                                                         ----        ----
     Net change in statutory surplus                    $  (59)     $  136
     Change in asset valuation reserves                    (45)         34
                                                        ------      ------

       Net change in statutory surplus and
         asset valuation reserves                         (104)        170

     Adjustments:
       Future contract benefits and
         contractholders' account balances                  56          (3)
       Deferred acquisition costs                           98          64
       Investment gains (losses)                            33        (111)
       Other, net                                           45          27
                                                        ------      ------

     Consolidated net income                            $  128      $  147
                                                        ======      ======

                                                            Year Ended
                                                           December 31,
                                                        ------------------
                                                         2000        1999
                                                         ----        ----
     Statutory surplus                                  $1,218      $1,277
     Asset valuation reserves                              248         293
                                                        ------      ------

       Statutory surplus and asset valuation reserves    1,466       1,570

     Adjustments:
       Future contract benefits and
         contractholders' account balances                (388)       (467)
       Deferred acquisition costs                        1,181       1,159
       Interest maintenance reserves                        78         143
       Valuation of investments                            (43)       (263)
       Dividend liability                                  117         111
       Other, net                                           41          51
                                                        ------      ------

     Consolidated members' equity                       $2,452      $2,304
                                                        ======      ======

     The Society files statutory-basis financial statements with state insurance departments in all states in which the Society is licensed.
     On January 1, 2001, significant changes to the statutory basis of accounting became effective.  The cumulative effect of these changes will be recorded as a direct adjustment to statutory surplus in the first quarter of 2001.  The effect of adoption is expected to be minor and the Society expects that statutory surplus after adoption will continue to be in excess of the regulatory risk-based capital requirements.

12.  Supplementary Financial Data

     Following is a condensed synopsis of statutory financial information of the Society (excluding affiliated subsidiaries) at December 31, 2000 and 1999.  This information is included to satisfy certain state reporting requirements for fraternals.

                                                            December 31,
                                                        ------------------
                                                         2000        1999
                                                         ----        ----
     Invested and other admitted assets                 $12,260     $12,627
     Assets held in separate accounts                     4,165       3,932
                                                        -------     -------

       Total assets                                     $16,425     $16,559
                                                        =======     =======

     Contract reserves                                  $ 9,903     $ 9,529
     Liabilities related to separate accounts             4,031       3,790
     Other liabilities and asset reserves                 1,273       1,963
                                                        -------     -------

       Total liabilities and asset reserves              15,207      15,282
                                                        -------     -------

     Unassigned surplus                                   1,218       1,277
                                                        -------     -------

       Total liabilities, asset reserves and surplus    $16,425     $16,559
                                                        =======     =======

     Savings from operations before net realized
       capital gains                                         32          96
     Net realized capital gains                              44          80
                                                        -------     -------

       Net savings from operations                           76         176

     Total other changes                                   (135)        (40)
                                                        -------     -------

     Net change in unassigned surplus                   $   (59)    $   136
                                                        =======     =======

13.  Legal Matters

     The Society is involved in various pending or threatened legal proceedings arising out of the normal course of business.  Also, the
     Society has been named in civil litigation proceedings alleging inappropriate life insurance sales practices by the Society, which appear to be similar to claims asserted in class actions brought against many other life insurers.  These matters are sometimes referred to as market conduct lawsuits.  The Society believes it has substantial defenses to these actions and intends to assert them in the courts where the actions were filed.  While the ultimate resolution of such litigation cannot be predicted with certainty at this time, in the opinion of management such matters will not have a material adverse effect on the financial position or results of operations of the
     Society.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors
Aid Association for Lutherans

We have audited the accompanying consolidated balance sheets of Aid Association for Lutherans (AAL) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in certificateholders’ surplus and cash flows for the years then ended. These financial statements are the responsibility of AAL’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AAL at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/Ernst & Young LLP

Milwaukee, Wisconsin
January 24, 2001

Aid Association for Lutherans
Consolidated Balance Sheets

                                                                        December 31
                                                                 2000                1999
                                                            -----------------  ------------------
                                                                       (In Millions)

Assets
  Investments:
      Securities available for sale, at fair value
          Fixed maturities                                          $ 11,281            $  9,952
          Equity securities                                              825                 849
      Fixed maturities held to maturity, at amortized cost             2,810               3,261
      Mortgage loans                                                   3,092               3,151
      Real estate                                                         45                  62
      Certificate loans                                                  501                 494
      Other invested assets                                               67                  10
                                                            -----------------  ------------------
      Total investments                                               18,621              17,779

  Cash and cash equivalents                                              200                 243
  Premiums and fees receivable                                            47                  22
  Accrued investment income                                              222                 212
  Deferred acquisition costs                                             764                 807
  Property and equipment                                                  88                  89
  Assets held in separate accounts                                     2,164               2,002
  Other assets
                                                                           6                   4
                                                            -----------------  ------------------
Total Assets                                                        $ 22,112            $ 21,158
                                                            =================  ==================

Liabilities and Certificateholders' Surplus
  Certificate liabilities and accruals:
      Future certificate benefits                                   $  3,155            $  2,970
      Unpaid claims and claim expenses                                   119                  84
                                                            -----------------  ------------------
      Total certificate liabilities and accruals                       3,274               3,054

  Certificateholder funds                                             13,874              13,582
  Liabilities related to separate accounts                             2,164               2,002
  Other liabilities                                                      176                 166
                                                            -----------------  ------------------
Total Liabilities                                                     19,488              18,804

Certificateholders' Surplus
  Accumulated surplus                                                  2,591               2,363
  Accumulated other comprehensive income (deficit)                        33
                                                                                             (9)
                                                            -----------------  ------------------
Total Certificateholders' Surplus                                      2,624               2,354
                                                            -----------------  ------------------
Total Liabilities and Certificateholders' Surplus                   $ 22,112            $ 21,158
                                                            =================  ==================

See accompanying notes.

Aid Association for Lutherans
Consolidated Statements of Income

                                                                 Years Ended December 31
                                                                2000                1999
                                                          ------------------  ------------------
                                                                      (In Millions)

Revenue
      Insurance premiums                                            $   470             $   419
      Insurance charges                                                 318                 307
      Net investment income                                           1,330               1,266
      Net realized investment gains                                      94                 103
      Other revenue                                                     110                  96
                                                          ------------------  ------------------
Total revenue                                                         2,322               2,191

Benefits and expenses
      Certificate claims and other benefits                             431                 383
      Increase in certificate reserves                                  197                 184
      Interest credited                                                 840                 809
      Surplus refunds                                                   120                 115
                                                          ------------------  ------------------
      Total benefits                                                  1,588               1,491

      Underwriting, acquisition and insurance expenses                  378                 355
      Fraternal benefits and expenses                                   128                 119
                                                          ------------------  ------------------
      Total expenses                                                    506                 474
                                                          ------------------  ------------------
Total benefits and expenses                                           2,094               1,965
                                                          ------------------  ------------------
Net income                                                          $   228             $   226
                                                          ==================  ==================

See accompanying notes.

Aid Association for Lutherans
Consolidated Statements of Changes in Certificateholders' Surplus

                                                                        Accumulated
                                                                           other                 Total
                                                   Accumulated          comprehensive     certificateholders'
                                                     surplus           income (deficit)         surplus
                                                -------------------  ------------------------------------------

                                                                        (In Millions)

Balance at January 1, 1999                               $   2,137             $    411              $   2,548

Comprehensive loss
  Net income                                                   226                    -                    226
  Change in unrealized gains/losses
    on securities available for sale  *                          -                (420)                  (420)
                                                                                          ---------------------
Total comprehensive loss                                                                                 (194)
                                                -------------------  -------------------  ---------------------

Balance at December 31, 1999                                 2,363                                       2,354
                                                                                    (9)

Comprehensive income
  Net income                                                   228                    -                    228
  Change in unrealized gains/losses
    on securities available for sale  *                          -
                                                                                     42                     42
                                                                                          ---------------------
Total comprehensive income                                                                                 270
                                                -------------------  -------------------  ---------------------
Balance at December 31, 2000                             $   2,591              $    33              $   2,624
                                                ===================  ===================  =====================

* Net change in  unrealized  gains/losses  on  securities  available for sale is reported net of reclassification adjustment calculated as follows:

                                                               2000                  1999
                                                        -------------------  ---------------------
Unrealized gains/losses on securities
  available for sale                                              $    214             $    (237)
    Less:  reclassification adjustment for realized
      gains included in net income                                     172                    183
                                                        -------------------  ---------------------
Change in unrealized gains/losses on
  securities available for sale                                    $    42             $    (420)
                                                        ===================  =====================

See accompanying notes.

Aid Association for Lutherans
Consolidated Statements of Cash Flows

                                                                     Years Ended December 31
                                                                    2000                1999
                                                              ------------------  ------------------
                                                                          (In Millions)

Operating Activities:
      Net Income                                                        $   228             $   226
      Adjustments to reconcile net income to net cash
        provided by operating activities:
          Increase in certificate liabilities and accruals                  220                 156
          Increase in certificateholder funds                               506                 488
          Increase in deferred acquisition costs                           (17)                (24)
          Realized gains on investments                                    (94)               (103)
          Provisions for amortization and depreciation                       18                  19
          Changes in other assets and liabilities
                                                                            (1)                   9
                                                              ------------------  ------------------
      Net cash provided by operating activities                             860                 771

Investing Activities:
      Securities available for sale:
          Purchases - fixed maturities                                  (3,518)             (3,839)
          Sales - fixed maturities                                        1,625               1,449
          Maturities and calls- fixed maturities                            790                 972
          Purchases - equities                                            (768)               (580)
          Sales - equities                                                  732                 636
      Securities held to maturity:
          Purchases                                                       (156)                (82)
          Maturities and calls                                              616                 730
      Mortgage loans funded                                               (184)               (249)
      Mortgage loans repaid                                                 266                 266
      Certificate loans, net
                                                                            (7)                   6
      Other                                                                (85)                (51)
                                                              ------------------  ------------------
      Net cash used in investing activities                               (689)               (742)

Financing Activities:
      Universal life and investment contract receipts                     1,045               1,028
      Universal life and investment contract withdrawals                (1,259)             (1,046)
                                                              ------------------  ------------------
      Net cash used in financing activities                               (214)                (18)
                                                              ------------------  ------------------
Net increase (decrease) in cash and cash equivalents                       (43)                  11
Cash and cash equivalents, beginning of year                                243                 232
                                                              ------------------  ------------------
Cash and cash equivalents, end of year                                  $   200             $   243
                                                              ==================  ==================

See accompanying notes.

Aid Association for Lutherans

Notes to Consolidated Financial Statements

December 31, 2000

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Aid Association for Lutherans (AAL) is the nation’s largest fraternal benefit society in terms of assets and individual life insurance in force. It provides its 1.8 million members with life insurance and retirement products (both fixed and variable), disability income and long-term care insurance nationwide as well as Medicare supplement insurance in most states. AAL members are served by approximately 1,800 district representatives across the country and are offered ancillary services through various AAL subsidiaries and affiliates. Mutual funds are offered to members by AAL Capital Management Corporation (CMC), and personal asset management, administrative and other trust services are offered to the general public by AAL Trust Company, FSB (AALTC). CMC and AALTC are wholly-owned by AAL Holdings Inc., AAL’s wholly-owned subsidiary. Credit union services are available to members from the AAL Member Credit Union, an affiliate of AAL.

Basis of Presentation

The accompanying consolidated financial statements of AAL and its wholly-owned subsidiary have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of AAL, its wholly-owned subsidiary, AAL Holdings Inc., and its wholly-owned subsidiaries, including CMC, AALTC and North Meadows Investment Ltd. All significant intercompany transactions have been eliminated.

The significant accounting practices used in preparation of the financial statements are summarized as follows:

Investments

Investments in fixed maturities are classified as available for sale or held to maturity according to the holder’s intent. Securities classified in the available for sale category are carried at fair value and consist of those securities which AAL intends to hold for an indefinite period of time but not necessarily to maturity. Securities in the held to maturity category are carried at amortized cost and consist of those which AAL has both the ability and the positive intent to hold to maturity.

Changes in fair values of available for sale securities, after adjustment of deferred acquisition costs (DAC), are reported as unrealized gains or losses directly in certificateholders’ surplus as comprehensive income and, accordingly, have no effect on net income. The DAC offsets to the unrealized gains or losses represent valuation adjustments of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized.

The cost of fixed maturity investments classified as available for sale and as held to maturity is adjusted for amortization of premiums and accretion of discounts calculated using the effective interest method. That amortization or accretion is included in net investment income.

Aid Association for Lutherans

Notes to Consolidated Financial Statements (Continued)

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Investments (Continued)

Mortgage loans generally are stated at their outstanding unpaid principal balances. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the effective interest method.

Investment real estate is valued at original cost plus capital expenditures less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the property. Real estate expected to be disposed of is carried at the lower of cost or fair value, less estimated costs to sell.

Certificate loans are generally valued at the aggregate unpaid balances. Other investments, consisting of limited partnerships, are valued on the equity basis.

All investments are carried net of allowances for declines in value that are other than temporary; the changes in those reserves are reported as realized gains or losses on investments.

Realized gains and losses on the sale of investments and declines in value considered to be other than temporary are recognized in the Consolidated Statements of Income on the specific identification basis.

Securities loaned under AAL’s securities lending agreement are stated in the Consolidated Balance Sheets at amortized cost or fair market value, consistent with AAL’s classifications of such securities as held to maturity or available for sale. AAL measures the fair value of securities loaned against the collateral received on a daily basis. Additional collateral is obtained as necessary to ensure such transactions are adequately collateralized.

Cash and Cash Equivalents

Cash and cash equivalents are carried at cost and include all highly liquid investments purchased with an original maturity of three months or less.

Deferred Acquisition Costs

Costs which vary with and are primarily attributable to the production of new business have been deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions, selling, selection and certificate issue expenses. For interest sensitive life, participating life and investment products, these costs are amortized in proportion to estimated margins from interest, mortality and other factors under the contracts. Amortization of acquisition costs for other certificates is charged to expense in proportion to premium revenue recognized.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. The cost of property and equipment is depreciated using the straight-line method over the estimated useful lives. Accumulated depreciation was $111,000,000 and $102,000,000 at December 31, 2000 and 1999, respectively.

Aid Association for Lutherans

Notes to Consolidated Financial Statements (Continued)

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Certificate Liabilities and Accruals

Reserves for future certificate benefits for participating life insurance are net level reserves computed using the same interest and mortality assumptions as used to compute cash values. Reserves for future certificate benefits for non-participating life insurance are also net level reserves, computed using assumptions as to mortality, interest and withdrawal, with a provision for adverse deviation. Interest assumptions generally range from 2.5% to 4.0% for participating life insurance and from 7.5% to 9.6% for non-participating life insurance.

Reserves for future certificate benefits for universal life insurance and deferred annuities consist of certificate account balances before applicable surrender charges. The average interest rate credited to account balances in 2000 was 7.2% for universal life, 5.9% for portfolio-average deferred annuities, and ranged from 4.5% to 7.4% for investment generation deferred annuities.

Reserves for health certificates are generally computed using current pricing assumptions. For Medicare supplement, disability income and long term care certificates, reserves are computed on a net level basis using realistic assumptions, with provision for adverse deviation.

Claim reserves are established for future payments not yet due on claims already incurred, relating primarily to health certificates. These reserves are based on past experience and applicable morbidity tables. Reserves are continuously reviewed and updated, with any resulting adjustments reflected in current operations.

Separate Accounts

Separate account assets and liabilities reported in the accompanying Consolidated Balance Sheets represent funds that are separately administered for variable annuity, variable immediate annuity and variable universal life contracts, and for which the certificateholder, rather than AAL, bears the investment risk. Fees charged on separate account certificateholder deposits are included in insurance charges. Separate account assets, which are stated at fair value based on quoted market prices, and separate account liabilities are shown separately in the Consolidated Balance Sheets. Operating results of the separate accounts are not included in the Consolidated Statements of Income.

Insurance Premiums and Charges

For life and some annuity contracts other than universal life or investment contracts, premiums are recognized as revenues over the premium paying period, with reserves for future benefits established on a prorated basis from such premiums.

Revenues for universal life and investment contracts consist of policy charges for the cost of insurance, policy administration and surrender charges assessed during the period. Expenses include interest credited to certificate account balances and benefits incurred in excess of certificate account balances. Certain profits on limited payment certificates are deferred and recognized over the certificate term.

For health certificates, gross premiums are prorated over the contract term of the certificates with the unearned premium included in the certificate reserves.

Aid Association for Lutherans

Notes to Consolidated Financial Statements (Continued)

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Surplus Refunds

Surplus refunds are recognized over the certificate year and are reflected in the Consolidated Statements of Income. The majority of life insurance certificates, except for universal life and term certificates, begin to receive surplus refunds at the end of the second certificate year. Surplus refunds are not currently being paid on interest-sensitive and health insurance certificates. Surplus refund scales are approved annually by AAL’s Board of Directors.

Fraternal Benefits

Fraternal benefits and expenses include all fraternal activities as well as expenses incurred to provide or administer fraternal benefits, and expenses related to AAL’s fraternal character. This includes items such as benevolences to help meet the needs of people, educational benefits to raise community and family awareness of issues, as well as various programs and church grants. Expenses, such as those necessary to maintain the branch system, are also included.

Other Revenue

Other revenue consists primarily of concessions and investment advisory fees of CMC.

Income Taxes

AAL, a fraternal benefit society, qualifies as a tax-exempt organization under the Internal Revenue Code. Accordingly, income earned by AAL is generally exempt from taxation. AAL’s wholly-owned subsidiary and its subsidiaries are subject to federal and state taxation; however, the resulting income taxes are not material to AAL’s consolidated financial statements.

Recent Pronouncements

In June 1998, the FASB issued Statement 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for fiscal years beginning after June 15, 2000. Because of AAL’s minimal involvement with options and other instruments classified by the statement as embedded derivatives (convertible bonds, convertible preferred stocks, and remarketable put bonds), management does not anticipate that the adoption of the new statement will have a significant effect on earnings or the financial position of AAL.

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 2. Investments

AAL's investments in available for sale securities and held to maturity securities are summarized as follows:

                                                           Gross           Gross         Estimated
                                        Amortized        Unrealized      Unrealized         Fair
                                         Cost              Gains           Losses           Value
                                   -----------------   -------------- --------------------------------
                                                             (In Millions)
Available for sale securities at
  December 31, 2000:
    Fixed maturity securities:
      Loan-backed obligations of U.S.
        Government corporations
        and agencies                        $ 2,431            $  14        $ (23)            $ 2,422
      Obligations of other
        governments, states and
        political subdivisions                   17
                                                                   -             -                 17
      Corporate bonds                         7,216               91         (224)
                                                                                                7,083
      Mortgage & asset-backed                 1,734               31
    securities                                                                 (6)              1,759
                                   -----------------   -------------- -------------     --------------
      Total fixed maturity                   11,398              136         (253)             11,281
    securities
    Equity securities                           696              175          (46)
                                                                                                  825
                                   -----------------   -------------- -------------     --------------
Total                                      $ 12,094            $ 311       $ (299)           $ 12,106
                                   =================   ============== =============     ==============

Held to maturity securities at
  December 31, 2000:
    Fixed maturity securities:
      U.S. Treasury securities and
        non-loan-backed obligations
        of U.S. Government
        corporations and agencies            $  143             $  7         $   -             $  150
      Loan-backed obligations of U.S.
        Government corporations
        and agencies                            107                2
                                                                                 -                109
      Obligations of other
        governments, states and
        political subdivisions                   39
                                                                   -             -                 39
      Corporate bonds                         2,214               53          (21)
                                                                                                2,246
      Mortgage & asset-backed                   307                6
    securities                                                                 (1)                312
                                   -----------------   -------------- -------------     --------------
Total                                       $ 2,810            $  68        $ (22)            $ 2,856
                                   =================   ============== =============     ==============

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 2. Investments (Continued)

                                                        Gross                Gross            Estimated
                                      Amortized        Unrealized          Unrealized           Fair
                                        Cost            Gains               Losses              Value
                                   ---------------  ---------------   ------------------------------------
                                                               (In Millions)
Available for sale securities at
  December 31, 1999:
    Fixed maturity securities:
      Loan-backed obligations of U.S.
        Government corporations
        and agencies                      $ 2,182            $   -            $ (86)              $ 2,096
      Obligations of other
        governments, states and
        political subdivisions                                   -                 -
                                               17                                                      17
      Corporate bonds                       6,585               14             (267)                6,332
      Mortgage & asset-backed               1,542                1              (36)                1,507
    securities
                                   ---------------  ---------------   ---------------      ---------------
      Total fixed maturity                 10,326               15             (389)                9,952
    securities
    Equity securities                                          299              (15)
                                              565                                                     849
                                   ---------------  ---------------   ---------------      ---------------
Total                                    $ 10,891            $ 314           $ (404)             $ 10,801
                                   ===============  ===============   ===============      ===============

Held to maturity securities at
  December 31, 1999:
    Fixed maturity securities:
      U.S. Treasury securities and
        non-loan-backed obligations
        of U.S. Government
        corporations and agencies          $  165             $  3            $  (5)               $  163
      Loan-backed obligations of U.S.
        Government corporations
        and agencies                                             3               (1)
                                              128                                                     130
      Obligations of other
        governments, states and
        political subdivisions                                   -               (1)
                                               48                                                      47
      Corporate bonds                       2,525               43              (48)                2,520
      Mortgage & asset-backed                                    4               (4)
    securities                                395                                                     395
                                   ---------------  ---------------   ---------------      ---------------
Total                                     $ 3,261            $  53            $ (59)              $ 3,255
                                   ===============  ===============   ===============      ===============

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 2. Investments (Continued)

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    Available for Sale                 Held to Maturity
                                              -------------------------------   -------------------------------
                                                Amortized          Fair           Amortized          Fair
                                                  Cost            Value             Cost            Value
                                              --------------  ---------------   --------------  ---------------
                                                                       (In Millions)

Due in one year or less                              $  299           $  306           $  139           $  136
Due after one year through five years                 4,471            4,363            1,161            1,180
Due after five years through ten years                2,210            2,184              640              652
Due after ten years                                     253              247              456              467
                                              --------------  ---------------   --------------  ---------------
Total fixed maturity securities
  excluding mortgage and
  asset-backed bonds                                  7,233            7,100            2,396            2,435
Loan-backed obligations of U.S.
  Government corporations and
  agencies                                            2,431            2,422              107              109
Mortgage and asset-backed securities                  1,734            1,759              307              312
                                              --------------  ---------------   --------------  ---------------
Total fixed maturity securities                     $11,398          $11,281          $ 2,810          $ 2,856
                                              ==============  ===============   ==============  ===============

Major categories of AAL's investment income are summarized as follows:

                                            Years Ended December 31
                                             2000             1999
                                         --------------  ---------------
                                                 (In Millions)

Fixed maturity securities                      $ 1,001           $  942
Equity securities                                                    13
                                                    21
Mortgage loans                                     259              270
Investment real estate                                               11
                                                    10
Certificate loans                                                    35
                                                    35
Other invested assets
                                                    13                5
                                         --------------  ---------------
Gross investment income                          1,339            1,276
Investment expenses                                                  10
                                                     9
                                         --------------  ---------------
Net investment income                          $ 1,330          $ 1,266
                                         ==============  ===============

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 2. Investments (Continued)

AAL's realized gains and losses on investments are summarized as follows:

                                                  Years Ended December 31
                                                   2000              1999
                                             ----------------- -----------------
                                                       (In Millions)
Securities available for sale:
      Fixed maturity securities:
         Gross realized gains                          $   17            $   14
         Gross realized losses                           (45)              (18)
      Equity securities:
         Gross realized gains                             171               152
         Gross realized losses                           (76)              (62)
Other investments, net                                     27                17
                                             ----------------- -----------------
Net realized investment gains                          $   94            $  103
                                             ================= =================

Net unrealized  gains/losses on securities  available for sale credited directly to certificateholders' surplus as comprehensive income (loss) were as follows:

                                                                                        December 31
                                                                                  2000              1999
                                                                            ----------------- -----------------
                                                                                      (In Millions)

Fair value adjustment to available for sale securities                                $   12          $   (90)
Increase in deferred acquisition costs                                                    21                81
                                                                            ----------------- -----------------
Net unrealized gains (losses) on available for sale securities                        $   33           $   (9)
                                                                            ================= =================

The change in accumulated other comprehensive income (deficit) due to unrealized gains/losses on securities available for sale is as follows:

                                                                                  Years Ended December 31
                                                                                  2000              1999
                                                                            ----------------- -----------------
                                                                                      (In Millions)

Fixed maturity securities available for sale                                          $  257          $  (527)
Equity securities available for sale                                                   (155)               (9)
Deferred acquisition costs                                                              (60)               116
                                                                            ----------------- -----------------
                                                                                      $   42          $  (420)
                                                                            ================= =================

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 2. Investments (Continued)

AAL invests in mortgage loans, principally involving commercial real estate. Such investments consist of first mortgage liens on completed income producing properties. AAL manages its investments in mortgage loans to limit credit risk by diversifying among various geographic regions and property types as follows as of December 31, 2000:

                                               Principal        Percent
                                           ------------------  ----------
                                             (In Millions)
Geographic Region:
      South Atlantic                                $  1,047        32.9
      Pacific                                            945        29.7
      Midwest                                            657        20.7
      Other                                              532        16.7
                                           ------------------  ----------
      Total Mortgage Loans                          $  3,181       100.0
                                           ==================  ==========

Property Type:
      Industrial                                     $   994        31.2
      Office                                             754        23.7
      Retail                                             407        12.8
      Residential                                        263         8.3
      Church                                             253         8.0
      Other                                              510        16.0
                                           ------------------  ----------
      Total Mortgage Loans                          $  3,181       100.0
                                           ==================  ==========

The following table presents changes in the allowance for credit losses:

                                                Years Ended December 31
                                                 2000              1999
                                           -----------------  ----------------
                                                     (In Millions)

Balance at January 1                                 $  107            $  118
Provisions for credit losses (credit)                  (18)
                                                                         (11)
Charge offs
                                                          -                 -
                                           -----------------  ----------------
Balance at December 31                               $   89            $  107
                                           =================  ================

AAL's investment in mortgage loans includes $109,000,000 and $178,000,000 of loans that are considered to be impaired at December 31, 2000 and 1999, respectively, for which the related allowance for credit losses are $16,000,000 and $35,000,000 at December 31, 2000 and 1999, respectively. The average recorded investment in impaired loans during the years ended December 31, 2000 and 1999, was $134,000,000 and $192,000,000, respectively. AAL recorded interest income, using the accrual method, on impaired loans of $8,000,000 and $14,000,000 for 2000 and 1999, respectively.

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 3. Deferred Acquisition Costs

The changes in deferred acquisition costs are as follows:

                                                                Years Ended December 31
                                                                 2000              1999
                                                            ----------------  ----------------
                                                                     (In Millions)

Balance at beginning of year                                         $  807            $  667
Acquisition costs deferred:
      Commissions                                                        83
                                                                                           81
      Other costs                                                        30
                                                                                           29
                                                            ----------------  ----------------
      Total deferred                                                    113               110
Acquisition costs amortized                                            (96)
                                                                                         (86)
                                                            ----------------  ----------------
Increase in deferred acquisition costs                                   17
                                                                                           24
Change in unrealized gains/losses on fixed
  maturity investments recorded directly to
  certificateholders' surplus as comprehensive income (loss)           (60)               116
                                                            ----------------  ----------------
Total increase (decrease)                                              (43)               140
                                                            ----------------  ----------------
Balance at end of year                                               $  764            $  807
                                                            ================  ================

Note 4. Retirement and Savings Plans and Postretirement Benefits Other Than Pensions

AAL offers a noncontributory defined retirement plan and a contributory savings plan to substantially all home office and field employees. The savings plan is defined under the Internal Revenue Code section 401(k) as a profit sharing plan that allows participant contributions on a before-tax basis as well as an after-tax basis. AAL also provides postretirement benefits in the form of health and life insurance for substantially all retired home office and field personnel.

The following tables set forth the amounts recognized in AAL's financial statements and the plans' funding status.

                                                 Retirement Plans                     Other Benefits
                                                                     December 31
                                              2000              1999              2000              1999
                                        ----------------- ----------------- ----------------- -----------------
                                                                    (In Millions)
Projected benefit obligation for
  services rendered to date                       $  298            $  266            $   63            $   63
Plan assets at fair value                            330               332
                                                                                           -                 -
                                        ----------------- ----------------- ----------------- -----------------
Funded (unfunded) status of
  the plan                                        $   32            $   66          $   (63)          $   (63)
                                        ================= ================= ================= =================
Accrued liability included in
  consolidated balance sheet                      $   10            $   10            $   50            $   44

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 4. Retirement and Savings Plans and Postretirement Benefits Other Than Pensions (Continued)

The following summarizes certain assumptions included in the preceding schedule:

                                         Retirement Plans                     Other Benefits
                                                        Years Ended December 31
                                      2000              1999              2000              1999
                                ----------------- ----------------- ----------------- -----------------

Discount rate                         7.5%              7.5%              7.5%              7.5%
Expected return on plan assets        9.0%              9.0%                -                 -
Rate of compensation increase         5.0%              5.0%                -                 -
Health care trend rate                  -                 -               6.0%              6.0%

                              Savings Plan             Retirement Plans            Other Benefits
                                                    Years Ended December 31
                           2000          1999         2000          1999         2000         1999
                        ------------  -----------  ------------  -----------  ------------ ------------
                                                        (In Millions)

Benefit cost                $ -        $               $ -           $ 4          $ 9          $ 4
                                          -
Employer contributions         5
                                          5             -              -            -            -
Employee contributions        19         18
                                                        -              -            -            -
Benefits paid                 25         18             11            11            3            2

Note 5. Synopsis of Statutory Financial Results

The accompanying financial statements differ from those prepared in accordance with statutory accounting practices prescribed or permitted by regulatory authorities. Currently, "prescribed" statutory accounting practices are interspersed throughout state insurance laws and regulations, the National Association of Insurance Commissioner's ("NAIC") Accounting Practices and Procedures Manual and a variety of other NAIC publications. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future.

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 5. Synopsis of Statutory Financial Results (Continued)

The more significant differences are as follows: (a) investments in bonds are reported at amortized cost or at fair value with unrealized holding gains and losses reported as a separate component of certificateholders' surplus, depending on their designation at purchase as held to maturity or available for sale, respectively, rather than being valued based on the bond's NAIC rating; (b) certain acquisition costs of new business are deferred and amortized rather than being charged to operations as incurred; (c) the liabilities for future certificate benefits and expenses are based on reasonably conservative estimates of expected mortality, interest, withdrawals and future maintenance and settlement expenses rather than using statutory rates for mortality and interest; (d) certain assets, principally costs in excess of net assets acquired, furniture, equipment and agents' debit balances are reported as assets rather than being charged to certificateholders' surplus and excluded from the balance sheets; (e) the interest maintenance reserve and asset valuation reserve are reported as part of certificateholders' surplus rather than as a liability; and (f) revenues for universal life and investment-type contracts include mortality, expense and surrender charges levied against the certificateholders' accounts rather than including as revenues the premiums received on these certificates. Expenses include interest added to the certificateholders' accounts rather than reserve changes related to the investment portion of these policies. Summarized statutory-basis financial information for AAL on an unconsolidated basis is as follows:

                                                     December 31
                                               2000               1999
                                         ------------------ ------------------
                                                    (In Millions)

Assets                                            $ 21,502           $ 20,800
                                         ================== ==================

Liabilities                                       $ 19,685           $ 19,044
Unassigned funds                                     1,817              1,756
                                         ------------------ ------------------
Total liabilities and unassigned funds            $ 21,502           $ 20,800
                                         ================== ==================

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 5. Synopsis of Statutory Financial Results (Continued)

                                                  Years ended December 31
                                                 2000               1999
                                           ------------------ ------------------
                                                      (In Millions)

Premium income and certificate proceeds             $  1,835           $  1,849
Net investment income                                  1,321              1,256
Other income                                              34                 42
                                           ------------------ ------------------
      Total income                                     3,190              3,147

Reserve increase                                         505                623
Certificateholders' benefits                           1,801              1,487
Surplus refunds                                          121                117
Commissions and operating costs                          411                402
Other                                                    249                350
                                           ------------------ ------------------
      Total benefits and expenses                      3,087              2,979
                                           ------------------ ------------------

Net gain from operations                                 103                168
Net realized capital gains                                66                 88
                                           ------------------ ------------------
      Net income                                     $   169            $   256
                                           ================== ==================

The NAIC revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual is effective January 1, 2001. Wisconsin insurance laws and regulations define the NAIC manual as the prescribed method of accounting. The revised NAIC manual has changed, to some extent, prescribed statutory accounting practices and results in changes to the accounting practices that AAL uses to prepare its statutory-basis financial statements. Management has determined that the impact of these changes to AAL's statutory-basis capital and surplus as of January 1, 2001 will not be significant.

AAL is in compliance with the statutory surplus requirements of all states.

Note 6. Fair Value of Financial Instruments

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents

The carrying amounts reported in the accompanying Consolidated Balance Sheets for these instruments approximate their fair values.

Investment Securities

Fair values for fixed maturity securities are based on quoted market prices where available, or are estimated using values obtained from independent pricing services. All fixed maturity issues are individually priced based on year-end market conditions, the credit quality of the issuing company, the interest rate and the maturity of the issue. The fair values for investments in equity securities are based on quoted market prices.

Aid Association for Lutherans
Notes to Consolidated Financial Statements (Continued)

Note 6. Fair Value of Financial Instruments (Continued)

Mortgage Loans

The fair values for mortgage loans are estimated using discounted cash flow analyses, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Certificate Loans

The carrying amounts reported in the accompanying Consolidated Balance Sheets for these loans are considered to be reasonable estimates of their fair value.

Separate Accounts

The fair values for separate account assets are based on quoted market prices.

Financial Liabilities

The fair values for AAL's liabilities under investment-type contracts, such as deferred annuities, variable annuities, and other liabilities, including supplementary contracts without life contingencies, deferred income settlement options and refunds on deposit, are estimated to be the cash surrender value payable upon immediate withdrawal. These amounts are included in certificateholder funds in the accompanying Consolidated Balance Sheets.

The cost and estimated fair value of AAL's financial instruments are as follows:

                                                2000                                 1999
                                  ----------------------------------   ----------------------------------
                                                       Estimated                            Estimated
                                       Cost           Fair Value            Cost           Fair Value
                                  ----------------  ----------------   ----------------  ----------------
                                                              (In Millions)
Financial Assets:
      Fixed maturities                   $ 14,208          $ 14,137           $ 13,587          $ 13,207
      Equity securities                       696               825                565               849
      Mortgage loans                        3,092             3,393              3,151             3,204
      Cash and cash equivalents               200               200                243               243
      Certificate loans                       501               501                494               494
      Separate account assets               2,164             2,164              2,002             2,002

Financial Liabilities:
      Deferred annuities                    7,398             7,368              7,419             7,368
      Separate account liabilities          2,164             2,164              2,002             2,002
      Other                                   723               719                721               718

Note 7. Contingent Liabilities

AAL is involved in various lawsuits and contingencies that have arisen from the normal conduct of business. Contingent liabilities arising from litigation, tax and other matters are not considered material in relation to the financial position of AAL. AAL has not made any provision in the consolidated financial statements for liabilities, if any, that might ultimately result from these contingencies.

Note 8. Event (Unaudited) Subsequent to Date of Independent Auditors' Report

On June 27, 2001, AAL entered into a plan of merger with Lutheran Brotherhood, a Minnesota-domiciled fraternal life insurance company. The merger is expected to be accounted for as a pooling-of-interests transaction with expected consummation in January 2002.

Aid Association for Lutherans/Lutheran Brotherhood
Pro Forma Combined Balance Sheet

Interim Unaudited Combined Financial Statements

Set forth in the tables below is unaudited pro forma financial information for Aid Association for Lutherans ("AAL") and Lutheran Brotherhood ("LB") as of and for the period ending September 30, 2001, giving retroactive effect to the merger of LB with and into AAL and accounted for on a pooling-of-interests basis. The pro forma financial information is presented for illustrative purposes only and does not purport to be indicative of the operating results or financial position that would have occurred if the merger had been consummated on the dates indicated, nor is it necessarily indicative of the future operating results or financial position of the merged entity.

The unaudited combined pro forma financial information has been prepared based on the assumption that the significant accounting policies employed by AAL and LB are consistent and comparable. The combined financial information does not take into account certain adjustments, that are expected to be insignificant, which may be necessary to conform accounting practices and procedures. The pro forma financial information should be read in conjunction with the audited financial statements of AAL and the audited financial statements of LB which are included herewith. During the period from December 31, 2000 through September 30, 2001, there have been no events or transactions (aside from the proposed merger of LB with and into AAL and the ongoing operations of AAL and LB) that would have a material effect on, or require disclosure in, the financial statements of AAL or LB or the pro forma information.

                                                                           (In Millions)
                                                                            September 30, 2001
Assets                                                              AAL             LB           Combined
                                                                --------        --------         ----------
Investments:
    Securities available for sale, at fair value
       Fixed maturities                                          $ 13,084       $   7,832        $ 20,916
       Equity securities                                              842             623           1,465
    Fixed maturities held to maturity, at amortized cost            1,818              -            1,818
    Mortgage loans                                                  3,419           2,263           5,682
    Real estate                                                        29              89             118
    Certificate loans                                                 511             764           1,275
    Short-term investments                                             -              409             409
    Amounts due from brokers                                          165             357             522
    Other invested assets                                              58             324             382
                                                                 --------        --------      ----------
    Total investments                                              19,926          12,661          32,587

Cash and cash equivalents                                             682           1,194           1,876
Accrued investment income                                             222             132             354
Deferred acquisition costs                                            687           1,123           1,810
Assets held in separate accounts                                    1,931           6,909           8,840
Other assets                                                          110             150             260
                                                                 --------        --------      ----------
           Total Assets                                          $ 23,558        $ 22,169        $ 45,727
                                                                 ========        ========      ==========                                                                    --------            --------           ----------

Liabilities and Certificateholders' Surplus
Certificate liabilities and accruals:
    Future certificate benefits                                 $   3,381       $   6,572       $   9,953
    Unpaid claims and claim expenses                                   99              72             171
                                                                 --------        --------      ----------
    Total certificate liabilities and accruals                      3,480           6,644          10,124

Certificateholder funds                                            14,531           4,437          18,968
Amounts due to brokers                                                517           1,299           1,816
Liabilities related to separate accounts                            1,931           6,909           8,840
Other liabilities                                                     180             417             597
                                                                 --------        --------      ----------
           Total Liabilities                                       20,639          19,706          40,345

Certificateholders' Surplus
    Accumulated surplus                                             2,685           2,404           5,089
    Accumulated other comprehensive income                            234              59             293
                                                                 --------        --------      ----------
           Total Certificateholders' Surplus                        2,919           2,463           5,382
                                                                 --------        --------      ----------
           Total Liabilities and Certificateholders' Surplus     $ 23,558        $ 22,169        $ 45,727
                                                                 ========        ========      ==========

Unaudited Pro Forma Financial Statements

Aid Association for Lutherans/Lutheran Brotherhood
Pro Forma Combined Statement of Income

                                                                                  (In Millions)
                                                                       Nine Months Ended September 30, 2001

                                                                      AAL             LB           Combined
                                                                   --------        --------       ---------
Revenue
    Insurance premiums                                              $   371         $   562        $    933
    Insurance charges                                                   247             166             413
    Net investment income                                             1,012             584           1,596
    Net realized investment gains                                         7              11              18
    Mutual fund and other revenue                                        76              66             142
                                                                   --------        --------       ---------
           Total revenue                                              1,713           1,389           3,102

Benefits and expenses
    Certificate claims and other benefits                               338             319             657
    Increase in certificate reserves                                    174             378             552
    Interest credited                                                   646             198             844
    Surplus refunds                                                      88             181             269
                                                                   --------        --------       ---------
           Total benefits                                             1,246           1,076           2,322

    Underwriting, acquisition and insurance expenses                    226             173             399
    Amortization of deferred acquisition costs                           63             101             164
    Fraternal benefits and expenses                                      86              58             144
                                                                   --------        --------       ---------
           Total expenses                                               375             332             707
                                                                   --------        --------       ---------
           Total benefits and expenses                                1,621           1,408           3,029
                                                                   --------        --------       ---------
           Income before income taxes                                    92             (19)             73

           Provision (benefit) for income taxes                           2              (7)             (9)
                                                                   --------        --------       ---------
           Net income (loss)                                       $     94         $   (12)      $      82
                                                                   ========        ========       =========                                                       --------            --------           ----------

Unaudited Pro Forma Financial Statements

Aid Association for Lutherans/Lutheran Brotherhood
Pro Forma Combined Statement of
Changes in Certificateholders' Surplus

                                                             (In Millions)
                                                                Accumulated Other
                                                           Comprehensive Income (Loss)
                                                           --------------------------
                                                            Unrealized Gains (Losses)
                                                                                                                 Total
                                           Comprehensive                      Acquisition    Accumulated  certificateholders'
AAL                                           income          Investments       costs          surplus          surplus
                                           ------------       ------------   ----------      ----------      ------------
    Balance at January 1, 2000                                 $  (90)       $     81          $ 2,363          $ 2,354

    Comprehensive income
       Net income                              $  228               -               -              228              228
       Other comprehensive income (loss)           42             102             (60)               -               42
                                           ----------       ---------      ----------       ----------     ------------
           Total comprehensive income          $  270
                                           ==========

    Balance at December 31, 2000                               $   12        $     21          $ 2,591          $ 2,624

    Comprehensive income
       Net income                             $    94               -               -               94               94
       Other comprehensive income (loss)          201             298             (97)               -              201
                                           ----------       ---------      ----------       ----------     ------------
           Total comprehensive income         $   295
                                           ==========

    Balance at September 30, 2001                              $   310       $    (76)         $ 2,685          $ 2,919
                                                            ==========     ==========       ==========     ============

LB
    Balance at January 1, 2000                                 $   (48)      $     64          $ 2,288          $ 2,304

    Comprehensive income
       Net income                             $   128                -              -              128              128
       Other comprehensive income (loss)           20               96            (76)               -               20
                                           ----------       ----------     ----------       ----------     ------------
           Total comprehensive income         $   148
                                           ==========

    Balance at December 31, 2000                               $    48       $    (12)         $ 2,416          $ 2,452

    Comprehensive income
       Net loss                               $   (12)               -              -              (12)             (12)
       Other comprehensive income (loss)           23               72            (49)               -               23
                                           ----------       ----------     ----------       ----------     ------------
           Total comprehensive income         $    11
                                           ==========

    Balance at September 30, 2001                              $   120       $    (61)         $ 2,404          $ 2,463
                                                            ==========     ==========       ==========     ============                                                      ------------         ----------           ----------           ------------

Combined
    Balance at January 1, 2000                                 $  (138)      $    145          $ 4,651          $ 4,658

    Comprehensive income
       Net income                             $   356                -              -              356              356
       Other comprehensive income (loss)           62              198           (136)               -               62
                                           ----------       ----------     ----------       ----------     ------------
           Total comprehensive income         $   418
                                           ==========

    Balance at December 31, 2000                               $    60       $      9          $ 5,007          $ 5,076

    Comprehensive income
       Net income                             $    82                -              -               82               82
       Other comprehensive income (loss)          224              370           (146)               -              224
                                           ----------       ----------     ----------       ----------      -----------
           Total comprehensive income         $   306
                                           ==========

    Balance at September 30, 2001                              $   430       $   (137)         $ 5,089          $ 5,382
                                                            ==========     ==========       ==========      ===========                                                                  ------------         ----------           ----------           ------------

Unaudited Pro Forma Financial Statements

Aid Association for Lutherans/Lutheran Brotherhood
Pro Forma Combined Statement of Cash Flows

                                                                               (In Millions)
                                                                   Nine Months Ended September 30, 2001
                                                                    AAL              LB          Combined
                                                                 --------        --------       ----------
Operating Activities:
Net income (loss)                                               $     94        $    (12)       $     82
Adjustments to reconcile net income to net cash provided by
   operating activities:
    Increase in certificate liabilities and accruals                 152             467             619
    Increase (decrease) in certificateholder funds                   510            (102)            408
    Increase (decrease) in deferred acquisition costs                (20)              9             (11)
    Realized gains on investments                                     (7)            (11)            (18)
    Provisions for amortization and depreciation                      13              15              28
    Changes in other assets and liabilities                           11              49              60
                                                                --------        --------      ----------
       Net cash provided by operating activities                     753             415           1,168

Investing Activities:
Proceeds from investments sold, matured or repaid:
    Fixed income securities available for sale                     4,536           9,853          14,389
    Equity securities available for sale                             618             226             844
    Fixed income securities held to maturity                         255              -              255
    Mortgage loans                                                   167             181             348
    Short-term investments                                            -              441             441
    Other invested assets                                             -               37              37
Cost of investments acquired:
    Fixed income securities available for sale                    (4,992)         (9,676)        (14,668)
    Equity securities available for sale                            (834)           (243)         (1,077)
    Fixed income securities held to maturity                        (117)             -             (117)
    Mortgage loans                                                  (299)           (204)           (503)
    Short-term investments                                            -             (555)           (555)
    Other invested assets                                             -              (69)            (69)
Bank loans                                                          (191)             (9)           (200)
Certificate loans, net                                                (9)            (16)            (25)
Other                                                                393              -              393
                                                                --------        --------       ---------
       Net cash used in investing activities                        (473)            (34)           (507)

Financing Activities:
Universal life and investment contract receipts                      568             760           1,328
Universal life and investment contract withdrawals                  (550)           (705)         (1,255)
Bank deposits                                                        184               9             193
                                                                --------        --------      ----------
Net cash provided by financing activities                            202              64             266
                                                                --------        --------      ----------
Net increase in cash and cash equivalents                            482             445             927

Cash and cash equivalents, beginning of year                         200             749             949
                                                                --------        --------      ----------
Cash and cash equivalents, end of period                        $    682        $  1,194        $  1,876
                                                                ========        ========      ==========                                                                    --------            --------           ----------

Unaudited Pro Forma Financial Statements

APPENDIX A
DEFINITIONS

AAL Representative. A person who is licensed by state insurance officials to sell the Contracts and who is also a registered representative of Lutheran Brotherhood Securities Corp. or AAL Capital Management Corporation.

Aid Association for Lutherans (“AAL”). Aid Association for Lutherans, a fraternal benefit society organized under the laws of the State of Wisconsin and owned by and operated for its members.

Accumulated Value. The total amount of value held under a Contract at any time (which equals the sum of the amounts held in the Loan Account and Variable Account). The Accumulated Value, unlike the Cash Surrender Value, is not reduced by any Decrease Charge or Contract Debt.

Attained Age. On any day during the first Contract Year, the age of the Insured on the Date of Issue, and then, on any day during each succeeding Contract Year, the age of the Insured on the Contract Anniversary on or immediately prior to that day.

Beneficiary. The Beneficiary designated by the applicant in the application. If changed, the Beneficiary is as shown in the latest change filed with AAL. If no Beneficiary survives and unless otherwise provided, the Insured's estate will be the Beneficiary.

Cash Surrender Value. The Accumulated Value less any Contract Debt and any Decrease Charge.

CDSC Premium. An annual premium amount determined by AAL and used solely for the purpose of calculating the maximum Contingent Deferred Sales Charge.

Contingent Deferred Sales Charge. A contingent deferred sales charge to compensate AAL for the cost of selling the Contract, including sales commissions, the printing of prospectuses and sales literature, and advertising. The Contingent Deferred Sales Charge will be imposed if the Contract is surrendered or lapses, or will be imposed in part if the Contract Owner requests a decrease in Face Amount, in each case at any time before 180 Monthly Deductions have been made. A separate Contingent Deferred Sales Charge will also be calculated, and then reduced over a 15-year period, in a similar manner upon a requested increase in Face Amount.

Contract. The flexible premium variable life insurance contract offered by AAL and described in this Prospectus.

Contract Anniversary. The same date in each succeeding year as the Date of Issue.

Contract Date. The latest of (i) the Date of Issue; (ii) the date AAL receives the first premium payment on the Contract at its office at 625 Fourth Avenue South, Minneapolis, Minnesota 55415; and (iii) any other date mutually agreed upon by AAL and the Contract Owner. The Contract Date is the date on which the initial Net Premium payment(s) will be allocated to the Variable Account.

Contract Month. The period from one Monthly Anniversary to the next. The first Contract Month will be the period beginning on the Date of Issue and ending on the first Monthly Anniversary.

Contract Owner. The Insured, unless otherwise designated in the application. If a Contract has been absolutely assigned, the assignee becomes the Contract Owner. A collateral assignee is not the Contract Owner.

Contract Year. The period from one Contract Anniversary to the next. The first Contract Year will be the period beginning on the Date of Issue and ending on the first Contract Anniversary.

Date of Issue. The date shown on page 3 of the Contract that is used to determine Contract Anniversaries, Monthly Anniversaries, Contract Years and Contract Months, each of which is measured from the Date of Issue.

Death Benefit. The amount calculated under the applicable Death Benefit Option (Option A or Option B). The Death Benefit should be distinguished from the cash proceeds payable on the Insured’s death, which will be the Death Benefit less Contract Debt and any unpaid Monthly Deductions.

Death Benefit Guarantee. A feature of the Contract guaranteeing that the Contract will not lapse if on each Monthly Anniversary the total cumulative premiums paid under the Contract, less any partial surrenders and Contract Loan Amount, equal or exceed the sum of the Death Benefit Guarantee Premiums in effect for each Monthly Anniversary since the issuance of the Contract.

Death Benefit Guarantee Premium. A monthly premium amount specified in the Contract. The Death Benefit Guarantee Premium determines the payments required to maintain the Death Benefit Guarantee.

Death Benefit Option. Either of two death benefit options available under the Contract (Option A and Option B).

Death Benefit Option A, or Option A. One of two Death Benefit Options available under the Contract. Under this option, the Death Benefit is the greater of (a) the Face Amount plus the Accumulated Value and (b) the applicable percentage of Accumulated Value (with the Accumulated Value in each case being determined on the Valuation Date on or next following the date of the Insured’s death).

Death Benefit Option B, or Option B. One of two Death Benefit Options available under the Contract. Under this option, the Death Benefit is the greater of (a) the Face Amount and (b) the applicable percentage of Accumulated Value on the Valuation Date on or next following the date of the Insured’s death.

Debt. The sum of all unpaid Contract loans (including any unpaid loan interest added to the loan balance) outstanding on a relevant date, less any unearned prepaid loan interest. Contract Debt should be distinguished from the Loan Amount (see definition of “Loan Amount” below), in that the Loan Amount includes any unearned prepaid loan interest.

Decrease Charge. A deferred Contract charge consisting of the Contingent Deferred Sales Charge and the Deferred Administrative Charge. The Decrease Charge is deducted from the Subaccounts of the Variable Account and paid to AAL upon full lapse or surrender of the Contract, or in part upon a requested decrease in Face Amount. A separate amount of Decrease Charge is determined for the initial Face Amount and for each requested increase in Face Amount.

Deferred Administrative Charge. A deferred administrative charge to reimburse AAL for administrative expenses incurred in issuing the Contract. The Deferred Administrative Charge will be imposed if the Contract is surrendered or lapses, or will be imposed in part if the Contract Owner requests a decrease in the Face Amount, in each case at any time before 180 Monthly Deductions have been made. A separate Deferred Administrative Charge will also be calculated, and then reduced over a 15-year period, in a similar manner upon a requested increase in Face Amount.

Face Amount. The minimum Death Benefit under the Contract as long as the Contract remains in force. The Face Amount will be specified in the Contract.

Free Look Period. A period which follows the application for the Contract and its issuance to the Contract Owner (the “initial Free Look Period”) and which also follows any application for and approval of an increase in Face Amount. During the initial Free Look Period, the Contract Owner may cancel the Contract and receive a refund. During a Free Look Period that applies following a requested increase in Face Amount, the Contract Owner has a right to cancel the increase in Face Amount and, in effect, receive a credit or refund of charges and deductions attributable to such increase.

Fund. LB Series Fund, Inc., which is described in the accompanying Prospectus.

General Account. The assets of AAL other than those allocated to the Variable Account or any other separate account.

Initial Monthly Charge. An initial monthly charge to reimburse AAL for administrative expenses incurred in issuing the Contract. The Initial Monthly Charge will be deducted as part of the first 180 Monthly Deductions. A separate Initial Monthly Charge for Increases will also be calculated in a similar manner upon a requested increase in Face Amount or the issuance of a rider providing additional insurance benefits on the Insured’s spouse.

Insured. The person upon whose life the Contract is issued.

LBVIP. Lutheran Brotherhood Variable Insurance Products Company, which is an indirect subsidiary of Aid Association for Lutherans.

Loan Account. The funds transferred from the Subaccount(s) of the Variable Account to AAL's General Account as security for Contract loans.

Loan Amount. The sum of all unpaid Contract loans (including any unpaid loan interest added to the loan balance) outstanding on a relevant date. The Loan Amount should be distinguished from Contract Debt (see definition of “Debt” above), in that Contract Debt excludes any unearned prepaid loan interest.

Maturity Date. For Contracts issued in New York, the Maturity Date is the Contract Anniversary on or next following the Insured's 100th birthday.

Minimum Conditional Insurance Premium. The premium required to put temporary conditional insurance coverage into effect.

Minimum Contract Issuance Premium. The minimum premium required for issuance of the Contract.

Minimum Face Amount. The minimum Face Amount for a Contract at issuance and after any requested decrease in Face Amount.

Monthly Anniversary. The same date in each succeeding month as the Date of Issue.

Monthly Deduction. Monthly charges deducted from the Accumulated Value of the Contract. These charges include the cost of insurance charge; a basic monthly administrative charge ($10.00 per month); the Initial Monthly Charge; and charges for additional insurance benefits. “Monthly Deduction” also includes any Decrease Charge being deducted for a requested decrease in Face Amount during the preceding Contract Month.

Net Premium. The premium paid less the Premium Expense Charges.

Planned Annual Premium. The initial Scheduled Premium under the Contract on an annualized basis as selected by the Contract Owner at the time of issue. The Planned Annual Premium will be shown in the Contract.

Portfolio. A Portfolio of the Fund. Each Subaccount invests exclusively in the shares of a corresponding Portfolio of the Fund.

Premium Expense Charges. An amount deducted from each premium payment, which consists of a percent-of-premium charge of 5% of each premium payment (a 5% sales charge ) and a premium processing charge of $1.00 per premium payment ($.50 for automatic payment plans). AAL reserves the right to increase the premium processing charge in the future to an amount not exceeding $2.00 per premium payment ($1.00 for automatic payment plans).

Scheduled Premium(s). The scheduled periodic premium payments selected by the Contract Owner. This premium payment can be changed by the Contract Owner at any time. Scheduled Premiums are relevant only in determining how much a Contract Owner will be billed periodically and determining the Minimum Contract Issuance Premium.

Subaccount. A subdivision of the Variable Account. Each Subaccount invests exclusively in the shares of a corresponding Portfolio of the Fund.

Unit. The measure by which the value of the Contract's interest in each Subaccount is determined.

Unit Value. The value of each Unit representing the Contract's interest in each Subaccount.

Valuation Date. Each day the New York Stock Exchange is open for trading and any other day on which there is sufficient trading in the securities of a Portfolio of the Fund to affect materially the Unit Value in the corresponding Subaccount of the Variable Account.

Valuation Period. The period commencing at the close of business of a Valuation Date and ending at the close of business of the next Valuation Date.

Variable Account. LB Variable Insurance Account I, which is a separate account of AAL. The Subaccounts are subdivisions of the Variable Account.

Written Notice. A written request signed by the Contract Owner and received by AAL at its office at 625 Fourth Avenue South, Minneapolis, Minnesota 55415.

APPENDIX B

Illustration of Death Benefits,
Accumulated Values and Cash Surrender Values

The following tables illustrate how the Death Benefits, Accumulated Values and Cash Surrender Values of a Contract may change with the investment experience of the Variable Account. The tables show how the Death Benefits, Accumulated Values and Cash Surrender Values of a Contract issued to an Insured of a given age would vary over time if the investment return on the assets held in each Portfolio of the Fund were a uniform, gross, after-tax annual rate of 0 percent, 6 percent and 12 percent. The tables on pages B-3 through B-8 illustrate a Contract issued to a male age 35 in the non-tobacco preferred premium class. The Death Benefits, Accumulated Values and Cash Surrender Values would be lower if the Insured were in any other standard premium class (non-tobacco user or tobacco user) or if the Insured were in a rated premium class because the cost of insurance would be increased. Also, the Death Benefits, Accumulated Values and Cash Surrender Values would be different from those shown if the gross annual investment returns averaged 0 percent, 6 percent and 12 percent over a period of years, but fluctuated above and below those averages for individual Contract Years.

The second column of the tables shows the Accumulated Value of the premiums paid at a 5% interest rate. The third and sixth columns illustrate the Death Benefit of a Contract over the designated period. The fourth and seventh columns illustrate the Accumulated Value of the Contract over the designated period. (The Accumulated Value is the total amount held under a Contract at any time.) The fifth and eighth columns illustrate the Cash Surrender Value of a Contract over the designated period. (The Cash Surrender Value is equal to the Accumulated Value less any Decrease Charge, Contract Debt (assumed to be 0 in these illustrations) and unpaid Monthly Deductions (also assumed to be 0 in these illustrations).) The sixth through the eighth columns assume that throughout the life of the Contract, the monthly charge for the cost of insurance is based on the current cost of insurance rates and the current Mortality and Expense Risk Charge. The third through the fifth columns assume that the Mortality and Expense Risk Charge, the premium processing charge, and the monthly charge for the cost of insurance are based on the maximum level permitted under the Contract. These maximum allowable cost of insurance rates are based on the 1980 Commissioners Standard Ordinary Mortality Table.

Because the Death Benefit values vary depending on the Death Benefit Option in effect, Option A and Option B are illustrated separately. (Option A provides for a Death Benefit equal to the greater of (a) the Face Amount plus the Accumulated Value and (b) the applicable percentage of Accumulated Value and Option B provides for a Death Benefit equal to the greater of (a) the Face Amount and (b) the applicable percentage of Accumulated Value.)

Any amounts held in the Loan Account would not participate in the investment experience illustrated in these tables. Instead, such amounts will be credited with interest as described in the Prospectus in the section entitled, “CONTRACT RIGHTS-Loan Privileges”.

The amounts shown for Death Benefits, Accumulated Values and Cash Surrender Values reflect the fact that the net investment return of the Subaccounts of the Variable Account is lower than the gross, after-tax return on the assets held in the Fund as a result of the advisory fee paid by the Fund and charges made against the Subaccounts. The values shown take into account the following fees and charges: the daily investment advisory fee paid by the Fund, which is assumed to be equivalent to an annual rate of .46% of the aggregate average daily net assets of the Fund, based on the following fees: Growth (0.40%); High Yield (0.40%); Income (0.40%); Money Market (0.40%); Opportunity Growth (0.40%); Mid Cap Growth (0.40%); and World Growth (0.85%); and the daily charge to each Subaccount for assuming mortality and expense risks, which is equivalent to a charge at an annual current rate of .60% of the average assets of the Subaccounts and which is never to exceed an annual rate of .75%. After deduction of these amounts, the illustrated gross annual investment rates of return 0%, 6% and 12% correspond to (a) net annual rates of -1.21%, 4.79% and 10.79%, respectively, assuming an advisory fee of .46% and a Mortality and Expense Risk Charge of .75% and (b) net annual rates of -1.06%, 4.94% and 10.94%, respectively, assuming an advisory fee of .46% and a Mortality and Expense Risk Charge of .60%.

The amounts shown for Death Benefits, Accumulated Values and Cash Surrender Values do not reflect a deduction for operating expenses of the Fund, other than the investment advisory fee, because AAL and LBVIP have agreed to reimburse the Fund for these operating expenses pursuant to a separate written agreement (the “Expense Reimbursement Agreement”). For the fiscal year of the Fund ended December 31, 2000, the Fund was reimbursed approximately $3,897,115 for such operating expenses. The Expense Reimbursement Agreement could be terminated at any time by the mutual agreement of the Fund, AAL and LBVIP, but the Fund, AAL and LBVIP currently contemplate that the Expense Reimbursement Agreement will continue so long as the Fund remains in existence. If the Expense Reimbursement Agreement were terminated, the Fund would be required to pay these operating expenses, which would reduce the net investment return on the shares of the Fund held by the Subaccounts of the Variable Account.

The hypothetical values shown in the tables do not reflect any charges for Federal income taxes attributable to the Variable Account because AAL does not currently make any such charges. However, such charges may be made in the future and, in that event, the gross annual investment return would have to exceed 0%, 6% or 12% by an amount sufficient to cover the tax charges in order to produce the Death Benefits and values illustrated. (See section entitled “FEDERAL TAX MATTERS” in the Prospectus.)

The tables illustrate the Contract values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Variable Account and if no Contract loans have been made. The tables are also based on the assumptions that the Contract Owner has not requested an increase or decrease in the Face Amount, that no partial surrenders have been made.

Upon request, AAL will provide a comparable illustration based upon the proposed Insured’s age, gender (except for Contracts issued in the state of Montana) and premium class, the Death Benefit Option, Face Amount, Scheduled Premium and any available riders requested. Montana has enacted legislation that requires that cost of insurance rates applicable to Contracts purchased in Montana cannot vary on the basis of the insured’s gender.

See Appendix E for Illustrations of Death Benefits, Accumulated Values and Cash Surrender Values on VUL 1 contracts.

                                   AID ASSOCIATION FOR LUTHERANS
                          FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
         Male Issue Age: 35; Preferred, $1,000.00 Annual Premium, $100,000 Face Amount
                           Option A-Varying Death Benefit Option
                Assumed Hypothetical Gross Annual Investment Rate of Return:  0%
     [1]        [2]         [3]        [4]          [5]           [6]        [7]          [8]
              Premiums     Assuming Guaranteed Costs (1)(2)      Assuming Current Costs (1)(2)
              Accumul.     --------------------------------      --------------------------------
     End of   at 5%                               Cash                                  Cash
     Cont.    Interest    Death     Accumulated   Surrender     Death     Accumulated   Surrender
     Year     Per Year    Benefit   Value         Value         Benefit   Value         Value
     ------   --------    -------   -----------   ---------     -------   -----------   ---------

       1      1,050       100,603       603           0 *       100,629       629           0 *
       2      2,152       101,187     1,187         239         101,251     1,251         303
       3      3,310       101,752     1,752         864         101,856     1,856         968
       4      4,525       102,299     2,299       1,471         102,453     2,453       1,625
       5      5,801       102,827     2,827       2,059         103,033     3,033       2,265
       6      7,142       103,337     3,337       2,646         103,606     3,606       2,915
       7      8,549       103,817     3,817       3,203         104,173     4,173       3,559
       8     10,026       104,279     4,279       3,741         104,723     4,723       4,185
       9     11,577       104,712     4,712       4,251         105,266     5,266       4,805
      10     13,206       105,116     5,116       4,732         105,792     5,702       5,408
      11     14,917       105,479     5,479       5,172         106,301     6,301       5,994
      12     16,712       105,803     5,803       5,573         106,780     6,780       6,550
      13     18,598       106,098     6,098       5,944         107,231     7,231       7,077
      14     20,578       106,355     6,355       6,278         107,653     7,653       7,576
      15     22,657       106,573     6,573       6,573         108,047     8,047       8,047
      16     24,840       106,812     6,812       6,812         108,472     8,472       8,472
      17     27,132       107,001     7,001       7,001         108,846     8,846       8,846
      18     29,539       107,128     7,128       7,128         109,168     9,168       9,168
      19     32,065       107,195     7,195       7,195         109,439     9,439       9,439
      20     34,719       107,189     7,189       7,189         109,671     9,671       9,671
      Age
      60     50,113       105,923     5,923       5,923         110,118    10,118      10,118
      65     69,760       101,616     1,616       1,616         108,933     8,933       8,933
      70     94,836       100,000         0           0 *       105,105     5,105       5,105
      74    119,799             0         0           0               0         0           0

(1)  Assumes a $1,000.00 premium is paid at the beginning of each Contract
Year.  Values will be different if premiums are paid with a different frequency or in different amounts.

(2)  Assumes that no Contract loans or partial surrenders have been made.
Excessive loans or withdrawals may cause the Contract to lapse because of insufficient Cash Surrender Value.

*  Based on (1) and (2) above, the Death Benefit Guarantee is in effect to
Attained Age 71.  Therefore, the Contract remains in force even though the
Cash Surrender Value is zero.  The $1,000.00 premium illustrated is greater than the Death Benefit Guarantee Premium for this Contract.

For Contracts issued in New York, based on (1) and (2) above, the Death
Benefit Guarantee is in effect until Attained Age 66.  Therefore, the Contract will lapse at that time and the values shown beyond Attained Age 66 do not apply.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by a Contract Owner, and the different investment returns for the Fund.  The Death Benefit,
Accumulated Value and Cash Surrender Value for a Contract would be different from those shown above if the actual investment results applicable to the
Contract average 0% over a period of years, but also fluctuated above or below the average for individual Contract Years.  No representation can be made by us or by the Fund that these hypothetical returns can be achieved for any one year, or sustained over any one year, or sustained over any period of time.

                                   AID ASSOCIATION FOR LUTHERANS
                         FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
         Male Issue Age: 35; Preferred, $1,000.00 Annual Premium, $100,000 Face Amount
                           Option B-Level Death Benefit Option
                Assumed Hypothetical Gross Annual Investment Rate of Return:  0%
     [1]        [2]         [3]        [4]          [5]           [6]        [7]          [8]
              Premiums    Assuming  Guaranteed Costs (1)(2)     Assuming Current Costs (1)(2)
              Accumul.    --------------------------------      ---------------------------------
     End of   at 5%                               Cash                                  Cash
     Cont.    Interest    Death     Accumulated   Surrender     Death     Accumulated   Surrender
     Year     Per Year    Benefit   Value         Value         Benefit   Value         Value
     ------   --------    -------   -----------   ---------     -------   -----------   ---------

       1       1,050       100,000       604           0 *       100,000        630           0 *
       2       2,152       100,000     1,191         243         100,000      1,254         306
       3       3,310       100,000     1,759         871         100,000      1,861         973
       4       4,525       100,000     2,310       1,482         100,000      2,463       1,635
       5       5,801       100,000     2,845       2,077         100,000      3,047       2,279
       6       7,142       100,000     3,362       2,671         100,000      3,626       2,935
       7       8,549       100,000     3,851       3,237         100,000      4,200       3,586
       8      10,026       100,000     4,324       3,786         100,000      4,757       4,219
       9      11,577       100,000     4,770       4,309         100,000      5,310       4,849
      10      13,206       100,000     5,190       4,806         100,000      5,846       5,462
      11      14,917       100,000     5,572       5,265         100,000      6,367       6,060
      12      16,712       100,000     5,917       5,687         100,000      6,860       6,630
      13      18,598       100,000     6,237       6,083         100,000      7,328       7,174
      14      20,578       100,000     6,522       6,445         100,000      7,770       7,693
      15      22,657       100,000     6,770       6,770         100,000      8,187       8,187
      16      24,840       100,000     7,044       7,044         100,000      8,638       8,638
      17      27,132       100,000     7,272       7,272         100,000      9,043       9,043
      18      29,539       100,000     7,444       7,444         100,000      9,402       9,402
      19      32,065       100,000     7,559       7,559         100,000      9,716       9,716
      20      34,719       100,000     7,609       7,609         100,000      9,996       9,996
      Age
      60      50,113       100,000     6,695       6,695         100,000     10,763      10,763
      65      69,760       100,000     2,773       2,773         100,000     10,062      10,062
      70      94,836       100,000         0           0 *       100,000      6,848       6,848
      75     126,839             0         0           0               0          0           0

(1)  Assumes a $1,000.00 premium is paid at the beginning of each Contract
Year.  Values will be different if premiums are paid with a different frequency or in different amounts.

(2)  Assumes that no Contract loans or partial surrenders have been made.
Excessive loans or withdrawals may cause the Contract to lapse because of insufficient Cash Surrender Value.

*  Based on (1) and (2) above, the Death Benefit Guarantee is in effect to
Attained Age 71.  Therefore, the Contract remains in force even though the
Cash Surrender Value is zero.  The $1,000.00 premium illustrated is greater than the Death Benefit Guarantee Premium for this Contract.

For contracts issued in New York, based on (1) and (2) above, the Death
Benefit Guarantee is in effect until Attained Age 66.  Therefore, the contracts have lapsed and the death benefit is zero instead of $100,000.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by a Contract Owner, and the different investment returns for the Fund.  The Death Benefit,
Accumulated Value and Cash Surrender Value for a Contract would be different from those shown above if the actual investment results applicable to the
Contract average 0% over a period of years, but also fluctuated above or below the average for individual Contract Years.  No representation can be made by us or by the Fund that these hypothetical returns can be achieved for any one year, or sustained over any one year, or sustained over any period of time.

                                   AID ASSOCIATION FOR LUTHERANS
                        FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
         Male Issue Age: 35; Preferred, $1,000.00 Annual Premium, $100,000 Face Amount
                           Option A-Varying Death Benefit Option
                Assumed Hypothetical Gross Annual Investment Rate of Return:  6%
     [1]       [2]          [3]        [4]          [5]           [6]        [7]          [8]
              Premiums    Assuming Guaranteed Costs (1)(2)      Assuming Current Costs (1)(2)
              Accumul.    --------------------------------      ---------------------------------
     End of   at 5%                               Cash                                  Cash
     Cont.    Interest    Death     Accumulated   Surrender     Death     Accumulated   Surrender
     Year     Per Year    Benefit   Value         Value         Benefit   Value         Value
     ------   --------    -------   -----------   ---------     -------   -----------   ---------

       1       1,050     100,649        649           0 *       100,676        676           0 *
       2       2,152     101,317      1,317         369         101,385      1,385         437
       3       3,310     102,005      2,005       1,117         102,118      2,118       1,230
       4       4,525     102,714      2,714       1,886         102,886      2,886       2,058
       5       5,801     103,444      3,444       2,676         103,680      3,680       2,912
       6       7,142     104,197      4,197       3,506         104,514      4,514       3,823
       7       8,549     104,962      4,962       4,348         105,388      5,388       4,774
       8      10,026     105,751      5,751       5,213         106,294      6,294       5,756
       9      11,577     106,554      6,554       6,093         107,244      7,244       6,783
      10      13,206     107,370      7,370       6,986         108,229      8,229       7,845
      11      14,917     108,189      8,189       7,882         109,251      9,251       8,944
      12      16,712     109,010      9,010       8,780         110,298     10,298      10,068
      13      18,598     109,846      9,846       9,692         111,373     11,373      11,219
      14      20,578     110,685     10,685      10,608         112,476     12,476      12,399
      15      22,657     111,528     11,528      11,528         113,609     13,609      13,609
      16      24,840     112,436     12,436      12,436         114,835     14,835      14,835
      17      27,132     113,338     13,338      13,338         116,073     16,073      16,073
      18      29,539     114,223     14,223      14,223         117,323     17,323      17,323
      19      32,065     115,088     15,088      15,088         118,585     18,585      18,585
      20      34,719     115,922     15,922      15,922         119,874     19,874      19,874
      Age
      60      50,113     119,349     19,349      19,349         126,576     26,576      26,576
      65      69,760     120,107     20,107      20,107         133,263     33,263      33,263
      70      94,836     114,981     14,981      14,981         138,667     38,667      38,667
      75     126,839           0          0           0         140,136     40,136      40,136

(1)  Assumes a $1,000.00 premium is paid at the beginning of each Contract
Year.  Values will be different if premiums are paid with a different frequency or in different amounts.

(2)  Assumes that no Contract loans or partial surrenders have been made.
Excessive loans or withdrawals may cause the Contract to lapse because of insufficient Cash Surrender Value.

*  Based on (1) and (2) above, the Death Benefit Guarantee is in effect.
Therefore, the Contract remains in force even though the Cash Surrender
Value is zero.  The $1,000.00 premium illustrated is greater than the Death
Benefit Guarantee Premium for this Contract.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by a Contract Owner, and the different investment returns for the Fund.  The Death Benefit,
Accumulated Value and Cash Surrender Value for a Contract would be different from those shown above if the actual investment results applicable to the
Contract average 6% over a period of years, but also fluctuated above or below the average for individual Contract Years.  No representation can be made by us or by the Fund that these hypothetical returns can be achieved for any one year, or sustained over any one year, or sustained over any period of time.

                                   AID ASSOCIATION FOR LUTHERANS
                        FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
         Male Issue Age: 35; Preferred, $1,000.00 Annual Premium, $100,000 Face Amount
                           Option B-Level Death Benefit Option
               Assumed Hypothetical Gross Annual Investment Rate of Return:   6%
     [1]        [2]         [3]        [4]          [5]           [6]        [7]          [8]
              Premiums     Assuming Guaranteed Costs (1)(2)     Assuming Current Costs (1)(2)
              Accumul.     --------------------------------     ---------------------------------
     End of   at 5%                               Cash                                  Cash
     Cont.    Interest    Death     Accumulated   Surrender     Death     Accumulated   Surrender
     Year     Per Year    Benefit   Value         Value         Benefit   Value         Value
     ------   --------    -------   -----------   ---------     -------   -----------   ---------

       1      1,050       100,000       650           0 *       100,000       677           0 *
       2      2,152       100,000     1,321         373         100,000     1,388         440
       3      3,310       100,000     2,013       1,125         100,000     2,124       1,236
       4      4,525       100,000     2,728       1,900         100,000     2,897       2,069
       5      5,801       100,000     3,466       2,698         100,000     3,698       2,930
       6      7,142       100,000     4,230       3,539         100,000     4,540       3,849
       7      8,549       100,000     5,009       4,395         100,000     5,424       4,810
       8     10,026       100,000     5,815       5,277         100,000     6,343       5,805
       9     11,577       100,000     6,640       6,179         100,000     7,308       6,847
      10     13,206       100,000     7,483       7,099         100,000     8,311       7,927
      11     14,917       100,000     8,336       8,029         100,000     9,355       9,048
      12     16,712       100,000     9,199       8,969         100,000    10,431      10,201
      13     18,598       100,000    10,085       9,931         100,000    11,540      11,386
      14     20,578       100,000    10,985      10,908         100,000    12,685      12,608
      15     22,657       100,000    11,899      11,899         100,000    13,869      13,869
      16     24,840       100,000    12,890      12,890         100,000    15,156      15,156
      17     27,132       100,000    13,893      13,893         100,000    16,469      16,469
      18     29,539       100,000    14,896      14,896         100,000    17,812      17,812
      19     32,065       100,000    15,903      15,903         100,000    19,187      19,187
      20     34,719       100,000    16,904      16,904         100,000    20,607      20,607
      Age
      60     50,113       100,000    21,698      21,698         100,000    28,391      28,391
      65     69,760       100,000    25,290      25,290         100,000    37,370      37,370
      70     94,836       100,000    25,541      25,541         100,000    47,545      47,545
      75    126,839       100,000    17,610      17,610         100,000    58,917      58,917

(1)  Assumes a $1,000.00 premium is paid at the beginning of each Contract
Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2)  Assumes that no Contract loans or partial surrenders have been made.
Excessive loans or withdrawals may cause the Contract to lapse because of insufficient Cash Surrender Value.

*  Based on (1) and (2) above, the Death Benefit Guarantee is in effect.
Therefore, the Contract remains in force even though the Cash Surrender Value is zero. The $1,000.00 premium illustrated is greater than the Death Benefit
Guarantee Premium for this Contract.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by a Contract Owner, and the different investment returns for the Fund. The Death Benefit,
Accumulated Value and Cash Surrender Value for a Contract would be different from those shown above if the actual investment results applicable to the
Contract average 6% over a period of years, but also fluctuated above or below the average for individual Contract Years. No representation can be made by us or by the Fund that these hypothetical returns can be achieved for any one year, or sustained over any one year, or sustained over any period of time.

                                   AID ASSOCIATION FOR LUTHERANS
                        FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
         Male Issue Age: 35; Preferred, $1,000.00 Annual Premium, $100,000 Face Amount
                           Option A-Varying Death Benefit Option
               Assumed Hypothetical Gross Annual Investment Rate of Return:  12%
     [1]        [2]         [3]        [4]          [5]           [6]        [7]          [8]
              Premiums     Assuming Guaranteed Costs (1)(2)     Assuming Current Costs (1)(2)
              Accumul.     --------------------------------     ---------------------------------
     End of   at 5%                               Cash                                  Cash
     Cont.    Interest    Death     Accumulated   Surrender     Death     Accumulated   Surrender
     Year     Per Year    Benefit   Value         Value         Benefit   Value         Value
     ------   --------    -------   -----------   ---------     -------   -----------   ---------

       1      1,050       100,695       695           0 *       100,723       723           0 *
       2      2,152       101,453     1,453         505         101,525     1,525         577
       3      3,310       102,280     2,280       1,392         102,403     2,403       1,515
       4      4,525       103,184     3,184       2,356         103,376     3,376       2,548
       5      5,801       104,173     4,173       3,405         104,443     4,443       3,675
       6      7,142       105,256     5,256       4,565         105,628     5,628       4,937
       7      8,549       106,430     6,430       5,816         106,941     6,941       6,327
       8     10,026       107,719     7,719       7,181         108,386     8,386       7,848
       9     11,577       109,121     9,121       8,660         109,989     9,989       9,528
      10     13,206       110,649    10,649      10,265         111,754    11,754      11,370
      11     14,917       112,304    12,304      11,997         113,700    13,700      13,393
      12     16,712       114,100    14,100      13,870         115,834    15,834      15,604
      13     18,598       116,065    16,065      15,911         118,176    18,176      18,022
      14     20,578       118,204    18,204      18,127         120,748    20,748      20,671
      15     22,657       120,535    20,535      20,535         123,577    23,577      23,577
      16     24,840       123,144    23,144      23,144         126,754    26,754      26,754
      17     27,132       125,984    25,984      25,984         130,228    30,228      30,228
      18     29,539       129,067    29,067      29,067         134,031    34,031      34,031
      19     32,065       132,420    32,420      32,420         138,200    38,200      38,200
      20     34,719       136,060    36,060      36,060         142,787    42,787      42,787
      Age
      60     50,113       159,535    59,535      59,535         173,598    73,598      73,598
      65     69,760       194,637    94,637      94,637         223,278   123,278     123,278
      70     94,836       246,276   146,276     146,276         303,226   203,226     203,226
      75    126,839       321,052   221,052     221,052         431,458   331,458     331,458

(1)  Assumes a $1,000.00 premium is paid at the beginning of each Contract
Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2)  Assumes that no Contract loans or partial surrenders have been made.
Excessive loans or withdrawals may cause the Contract to lapse because of insufficient Cash Surrender Value.

*  Based on (1) and (2) above, the Death Benefit Guarantee is in effect.
Therefore, the Contract remains in force even though the Cash Surrender Value is zero. The $1,000.00 premium illustrated is greater than the Death Benefit
Guarantee Premium for this Contract.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by a Contract Owner, and the different investment returns for the Fund. The Death Benefit,
Accumulated Value and Cash Surrender Value for a Contract would be different from those shown above if the actual investment results applicable to the
Contract average 12% over a period of years, but also fluctuated above or below the average for individual Contract Years. No representation can be made by us or by the Fund that these hypothetical returns can be achieved for any one year, or sustained over any one year, or sustained over any period of time.

                                   AID ASSOCIATION FOR LUTHERANS
                         FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
         Male Issue Age: 35; Preferred, $1,000.00 Annual Premium, $100,000 Face Amount
                           Option B-Level Death Benefit Option
               Assumed Hypothetical Gross Annual Investment Rate of Return:  12%
     [1]        [2]         [3]        [4]          [5]           [6]        [7]          [8]
              Premiums     Assuming Guaranteed Costs (1)(2)     Assuming Current Costs (1)(2)
              Accumul.     --------------------------------     ---------------------------------
     End of   at 5%                               Cash                                  Cash
     Cont.    Interest    Death     Accumulated   Surrender     Death     Accumulated   Surrender
     Year     Per Year    Benefit   Value         Value         Benefit   Value         Value
     ------   --------    -------   -----------   ---------     -------   -----------   ---------

       1      1,050       100,000       696           0 *       100,000       724          0 *
       2      2,152       100,000     1,457         509         100,000     1,529        581
       3      3,310       100,000     2,290       1,402         100,000     2,410      1,522
       4      4,525       100,000     3,201       2,373         100,000     3,389      2,561
       5      5,801       100,000     4,200       3,432         100,000     4,465      3,697
       6      7,142       100,000     5,298       4,607         100,000     5,661      4,970
       7      8,549       100,000     6,493       5,879         100,000     6,989      6,375
       8     10,026       100,000     7,808       7,270         100,000     8,454      7,916
       9     11,577       100,000     9,246       8,785         100,000    10,081      9,620
      10     13,206       100,000    10,821      10,437         100,000    11,878     11,494
      11     14,917       100,000    12,538      12,231         100,000    13,865     13,558
      12     16,712       100,000    14,413      14,183         100,000    16,051     15,821
      13     18,598       100,000    16,478      16,324         100,000    18,462     18,308
      14     20,578       100,000    18,743      18,666         100,000    21,122     21,045
      15     22,657       100,000    21,233      21,233         100,000    24,061     24,061
      16     24,840       100,000    24,039      24,039         100,000    27,377     27,377
      17     27,132       100,000    27,127      27,127         100,000    31,030     31,030
      18     29,539       100,000    30,521      30,521         100,000    35,065     35,065
      19     32,065       100,000    34,262      34,262         100,000    39,528     39,528
      20     34,719       100,000    38,387      38,387         100,000    44,479     44,479
      Age
      60     50,113       100,000    66,713      66,713         105,688    78,872     78,872
      65     69,760       139,709   114,516     114,516         166,692   136,633    136,633
      70     94,836       222,935   192,185     192,185         269,392   232,234    232,234
      75    126,839       341,131   318,814     318,814         418,223   390,862    390,862

(1)  Assumes a $1,000.00 premium is paid at the beginning of each Contract
Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2)  Assumes that no Contract loans or partial surrenders have been made.
Excessive loans or withdrawals may cause the Contract to lapse because of insufficient Cash Surrender Value.

*  Based on (1) and (2) above, the Death Benefit Guarantee is in effect.
Therefore, the Contract remains in force even though the Cash Surrender Value is zero. The $1,000.00 premium illustrated is greater than the Death Benefit
Guarantee Premium for this Contract.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by a Contract Owner, and the different investment returns for the Fund.  The Death Benefit,
Accumulated Value and Cash Surrender Value for a Contract would be different from those shown above if the actual investment results applicable to the
Contract average 12% over a period of years, but also fluctuated above or below the average for individual Contract Years. No representation can be made by us or by the Fund that these hypothetical returns can be achieved for any one year, or sustained over any one year, or sustained over any period of time.

                                  APPENDIX C

                       DEFERRED ADMINISTRATIVE CHARGES
                         PER $1,000 OF FACE AMOUNT

The following tables include the maximum Deferred Administrative Charge Per
$1,000 of Face Amount that will apply under a Contract. The specific maximum charge applicable to a Contract at issuance can be determined from the attached tables based upon the initial Face Amount, the Insured’s Attained Age at
Contract issuance, and, except for Insureds with an Attained Age under 18, the
Insured’s gender and whether the Insured is a tobacco user or not. For an
Insured with an Attained Age under 18, reference should be made to the column entitled “Standard” in each table, rather than to the columns entitled
“Tobacco User” or “Non-Tobacco User”.

In general, the maximum Deferred Administrative Charge applicable to a Contract will be determined from Table 1. The lower maximum charges shown in Table 2 apply to a Contract with a Face Amount of $500,000 or more, but less than a
1,000,000. The lower maximum charges shown in Table 3 apply to a Contract with a
Face Amount of $1,000,000 ore more. Subsequent requested increases in Face
Amount result in a total Face Amount that equals or exceeds the next range of
Face Amount will qualify for the lower maximum charges shown in Tables 2 or 3.

If the Face Amount is increased, an additional Deferred Administrative Charge will be calculated for the increase in an amount determined in the same manner as for the initial Face Amount, except that the Insured’s Attained Age on the effective date of the increase and the resulting total Face Amount will be used.

The Deferred Administrative Charge does not apply to spouse riders.

As described in the Prospectus in the section entitled “CHARGES AND
DEDUCTIONS-Accumulated Value Charges-Decrease Charge”, the sum of the
Deferred Administrative Charge and the Contingent Deferred Sales Charge will equal the Decrease Charge.

                                                        TABLE 1
                                           FACE AMOUNTS LESS THAN $500,000

                                                  Maximum Deferred
                                    Administrative Charges Per $1,000 of Face Amount

                                          Standard
                                       (Attained Age
             Attained Age                 under 18)         Tobacco User          Non Tobacco User
             ------------              -------------        ------------          ----------------
                                        Male    Female     Male    Female         Male     Female
                                        ----    ------     ----    ------         ----     ------
                   0-4                  $7.20   $7.20
                   5-9                  $7.20   $7.20
                 10-14                  $7.20   $7.20
                 15-17                  $7.20   $7.20
                 18-24                                    $ 9.00    $ 9.00        $ 5.40   $ 5.40
                 25-29                                    $ 9.00    $ 9.00        $ 5.40   $ 5.40
                 30-34                                    $10.80    $10.80        $ 7.20   $ 5.40
                 35-39                                    $12.60    $10.80        $ 9.00   $ 5.40
                 40-44                                    $14.40    $12.60        $10.80   $ 7.20
                 45-49                                    $16.20    $12.60        $12.60   $ 7.20
                 50-54                                    $18.00    $14.40        $14.40   $ 9.00
                 55-59                                    $18.00    $14.40        $14.40   $10.80
                 60-64                                    $18.00    $14.40        $14.40   $10.80
                 65-69                                    $18.00    $14.40        $14.40   $10.80
                 70-74                                    $18.00    $14.40        $14.40   $10.80
                 75-79                                    $18.00    $14.40        $14.40   $10.80
                 80-85                                    $18.00    $14.40        $14.40   $10.80

                                                        TABLE 2
                           FACE AMOUNTS OF $500,000 OR MORE, BUT LESS THAN $1,000,000

                                                    Maximum Deferred
                                  Administrative Charges Per $1,000 of Face Amount

                                          Standard
                                       (Attained Age
             Attained Age                 under 18)         Tobacco User          Non Tobacco User
             ------------              -------------        ------------          ----------------
                                        Male    Female     Male    Female         Male     Female
                                        ----    ------     ----    ------         ----     ------
                   0-4                  $1.80   $1.80
                   5-9                  $1.80   $1.80
                 10-14                  $1.80   $1.80
                 15-17                  $1.80   $1.80
                 18-24                                    $ 3.60   $3.60          $ $1.80   $1.80
                 25-29                                    $ 3.60   $3.60          $ $1.80   $1.80
                 30-34                                    $ 5.40   $5.40          $ $3.60   $1.80
                 35-39                                    $ 7.20   $5.40          $ $3.60   $1.80
                 40-44                                    $ 9.00   $7.20          $ $5.40   $3.60
                 45-49                                    $10.80   $7.20          $ $7.20   $3.60
                 50-54                                    $12.60   $9.00          $10.80    $5.40
                 55-59                                    $14.40   $9.00          $12.60    $5.40
                 60-64                                    $16.20   $9.00          $14.40    $5.40
                 65-69                                    $16.20   $9.00          $14.40    $5.40
                 70-74                                    $16.20   $9.00          $14.40    $5.40
                 75-79                                    $16.20   $9.00          $14.40    $5.40
                 80-85                                    $16.20   $9.00          $14.40    $5.40

                                              TABLE 3
                                FACE AMOUNTS OF $1,000,000 OR MORE

                                         Maximum Deferred
                         Administrative Charges Per $1,000 of Face Amount

                       Standard
                    (Attained Age
                      under 18)              Tobacco User          Non Tobacco User
   Attained Age    Male     Female         Male     Female         Male       Female
   ------------    ----     ------         ----     ------         ----       ------
        0-4         $1.80     $1.80
        5-9         $1.80     $1.80
       10-14        $1.80     $1.80
       15-17        $1.80     $1.80
       18-24                              $1.80     $1.80          $1.80       $1.80
       25-29                              $1.80     $1.80          $1.80       $1.80
       30-34                              $3.60     $3.60          $1.80       $1.80
       35-39                              $3.60     $3.60          $1.80       $1.80
       40-44                              $5.40     $3.60          $3.60       $1.80
       45-49                              $7.20     $3.60          $3.60       $1.80
       50-54                              $9.00     $5.40          $5.40       $1.80
       55-59                              $9.00     $5.40          $5.40       $1.80
       60-64                              $9.00     $5.40          $5.40       $1.80
       65-69                              $9.00     $5.40          $5.40       $1.80
       70-74                              $9.00     $5.40          $5.40       $1.80
       75-79                              $9.00     $5.40          $5.40       $1.80
       80-85                              $9.00     $5.40          $5.40       $1.80

                                     APPENDIX D

                      Initial Monthly Administrative Charges
                              Per $1,000 of Face Amount

The following tables include the Initial Monthly Administrative Charge for
$1,000 of Face Amount that will apply under a Contract. The specific charge applicable to a Contract at issuance can be determined from the attached tables based upon the initial Face Amount, the Insured’s Attained Age at Contract issuance, and, except for Insureds with an Attained Age under 18, the
Insured’s gender and whether the Insured is a tobacco user or not. For an
Insured with an Attained Age under 18, reference should be made to the column entitled “Standard” in each table, rather than to the columns entitled “Tobacco User” or “Non-Tobacco User”.

In general, the Initial Monthly Administrative Charge applicable to a Contract will be determined from Table 1. The lower maximum charges shown in Table 2 apply to a Contract with a Face Amount of $500,000 or more, but less than
$1,000,000. The lower maximum charges shown in Table 3 apply to a Contract with a Face Amount of $1,000,000 or more.

If the Face Amount is increased, an additional Initial Monthly Charge will be calculated for the increase in an amount determined in the same manner as for the initial Face Amount, except that the Insured’s Attained Age on the effective date of the increase and the resulting total Face Amount will be used.

If a spouse rider providing life insurance benefits on the Insured’s spouse is included in the original Contract or added subsequently, an additional
Initial Monthly Charge will be calculated for the spouse rider in an amount determined in the same manner as for the initial Face Amount, except that the spouse’s Attained Age and tobacco user or non-tobacco user status on the effective date of the rider will be used.

                                                          TABLE 1
                                               FACE AMOUNTS LESS THAN $500,000

                                           Initial Monthly Administrative Charges
                                                   Per $1,000 of Face Amount

                                          Standard
                                       (Attained Age
             Attained Age                 under 18)         Tobacco User          Non Tobacco User
             ------------              -------------        ------------          ----------------
                                        Male    Female     Male    Female         Male     Female
                                        ----    ------     ----    ------         ----     ------
                   0-4                  $0.04   $0.04
                   5-9                  $0.04   $0.04
                 10-14                  $0.04   $0.04
                 15-17                  $0.04   $0.04
                 18-24                                    $0.05     $0.05         $0.03    $0.03
                 25-29                                    $0.05     $0.05         $0.03    $0.03
                 30-34                                    $0.06     $0.06         $0.04    $0.03
                 35-39                                    $0.07     $0.06         $0.05    $0.03
                 40-44                                    $0.08     $0.07         $0.06    $0.04
                 45-49                                    $0.09     $0.07         $0.07    $0.04
                 50-54                                    $0.10     $0.08         $0.08    $0.05
                 55-59                                    $0.10     $0.08         $0.08    $0.06
                 60-64                                    $0.10     $0.08         $0.08    $0.06
                 65-69                                    $0.10     $0.08         $0.08    $0.06
                 70-74                                    $0.10     $0.08         $0.08    $0.06
                 75-79                                    $0.10     $0.08         $0.08    $0.06
                 80-86                                    $0.10     $0.08         $0.08    $0.06

                                                 TABLE 2
                         FACE AMOUNTS $500,000 OR MORE, BUT LESS THAN $1,000,000

                               Initial Monthly Administrative Charges
                                       Per $1,000 of Face Amount

                                          Standard
                                       (Attained Age
             Attained Age                 under 18)         Tobacco User          Non Tobacco User
             ------------              -------------        ------------          ----------------
                                        Male    Female     Male    Female         Male     Female
                                        ----    ------     ----    ------         ----     ------
                   0-4                  $0.01   $0.01
                   5-9                  $0.01   $0.01
                 10-14                  $0.01   $0.01
                 15-17                  $0.01   $0.01
                 18-24                                    $0.02    $0.02         $0.01    $0.01
                 25-29                                    $0.02    $0.02         $0.01    $0.01
                 30-34                                    $0.03    $0.03         $0.02    $0.01
                 35-39                                    $0.04    $0.03         $0.02    $0.01
                 40-44                                    $0.05    $0.04         $0.03    $0.02
                 45-49                                    $0.06    $0.04         $0.04    $0.02
                 50-54                                    $0.07    $0.05         $0.06    $0.03
                 55-59                                    $0.08    $0.05         $0.07    $0.03
                 60-64                                    $0.09    $0.05         $0.08    $0.03
                 65-69                                    $0.09    $0.05         $0.08    $0.03
                 70-74                                    $0.09    $0.05         $0.08    $0.03
                 75-79                                    $0.09    $0.05         $0.08    $0.03
                 80-85                                    $0.09    $0.05         $0.08    $0.03

                                               TABLE 3

                                  FACE AMOUNTS OF $1,000,000 OR MORE

                                         Initial Monthly Charges
                                     Per $1,000 of Face Amount

                       Standard
                    (Attained Age
                      under 18)              Tobacco User          Non Tobacco User
   Attained Age    Male     Female         Male     Female         Male       Female
   ------------    ----     ------         ----     ------         ----       ------
        0-4        $0.01     $0.01
        5-9        $0.01     $0.01
       10-14       $0.01     $0.01
       15-17       $0.01     $0.01
       18-24                              $0.01     $0.01          $0.01       $0.01
       25-29                              $0.01     $0.01          $0.01       $0.01
       30-34                              $0.02     $0.02          $0.01       $0.01
       35-39                              $0.02     $0.02          $0.01       $0.01
       40-44                              $0.03     $0.02          $0.02       $0.01
       45-49                              $0.04     $0.02          $0.02       $0.01
       50-54                              $0.05     $0.03          $0.03       $0.01
       55-59                              $0.05     $0.03          $0.03       $0.01
       60-64                              $0.05     $0.03          $0.03       $0.01
       65-69                              $0.05     $0.03          $0.03       $0.01
       70-74                              $0.05     $0.03          $0.03       $0.01
       75-79                              $0.05     $0.03          $0.03       $0.01
       80-85                              $0.05     $0.03          $0.03       $0.01

                                    APPENDIX E

PRIOR CONTRACTS

Prior to May 1, 1997, Lutheran Brotherhood issued another class of flexible premium variable life insurance contract ("prior contract" or "VUL 1" contracts).
Even though VUL 1 contracts are no longer issued, premium payments may still be made under the VUL 1 contracts.

The principal differences between the Contracts and the VUL 1 contracts relate to the charges, issue ages and maturity date, different ranges of Face Amounts, and the length of the Death Benefit Guarantee period.

Charges and Deductions

Generally speaking, the Decrease Charge under VUL 1 contracts is assessed for 10 years (120 months) as opposed to the Decrease Charge under the Contract, which is generally assessed for 15 years (180 months). In addition, the basic monthly administration charge for VUL 1 contracts is $4.00, as opposed to $10.00 for the
Contract. The VUL 1 contracts also use different premium classes and may have different cost of insurance charges. The prospectus descriptions of the Decrease
Charge, Monthly Administration Charges, Cost of Insurance Rate and Premium Class
are modified by the following discussion applicable to the VUL 1 contracts.

Decrease Charge

Decrease Charge. A deferred charge (the “Decrease Charge”) will be deducted upon VUL 1 contract lapse or surrender, or in part upon a requested decrease in Face Amount, if these events occur before 120 Monthly Deductions have been made (that is, approximately ten years) following Contract issuance or a requested increase in Face Amount. The Decrease Charge consists of a contingent deferred sales charge (the “Contingent Deferred Sales Charge”) and a deferred administrative charge (the “Deferred Administrative Charge”).
The term “Decrease Charge” is used to describe this charge because, during the applicable 10-year period, the charge is imposed in connection with a decrease in the Face Amount, either as the result of a requested decrease in
Face Amount or as the result of lapse or full surrender of the Contract (which can be viewed as a decrease in the Face Amount to zero).

For information concerning the Contingent Deferred Sales Charge, except for the figures based on a 15, as opposed to 10, year assessment period, see the discussion under the caption “Decrease Charge”, commencing on page 32 of the Prospectus.

Deferred Administrative Charge. At the time of contract issuance for a VUL 1 contract, we computed a Deferred Administrative Charge. In general, this charge equals an amount per $1,000 of Face Amount based upon the initial Face Amount, the Insured’s Attained Age at Contract issuance, and whether the Insured is a smoker or nonsmoker. For Insureds with an Attained Age under 20, the Deferred
Administrative Charge equals an amount per $1,000 of Face Amount based upon the initial Face Amount and the Insured’s Age at the time of VUL 1 contract issuance. The maximum Deferred Administrative Charge per $1,000 of Face Amount
will be determined from Appendix E-2. As shown in Appendix E-2, the Deferred
Administrative Charge per $1,000 of Face Amount will be less for VUL 1 contracts having a Face Amount at issuance that equals or exceeds $250,000.

The maximum Deferred Administrative Charge, as determined at the time of the VUL
1 contract issuance, will be reduced as Monthly Deductions are made. Beginning on the Date of Issue, and continuing on each Monthly Anniversary until 120
Monthly Deductions have been made, this Deferred Administrative Charge will be reduced in level amounts equal to approximately .83% of the maximum Deferred
Administrative Charge (or a 10% reduction of the maximum Deferred Administrative
Charge on an annual basis). In this way, the Deferred Administrative Charge will be reduced to zero as of the Monthly Anniversary when the 120th Monthly
Deduction is made.

If the Face Amount is increased, a separate Deferred Administrative Charge will be calculated for the increase in an amount determined in the same manner as for the initial Face Amount, (except that the Insured’s Attained Age on the effective date of the increase will be used and the charge per $1,000 of Face
Amount to be applied to the increase will be based on the amount of the entire new Face Amount after giving effect to the increase). The part of the Deferred
Administrative Charge attributable to the increase will be charged and reduced in accordance with the same principles as applicable to the basic Deferred
Administrative Charge. The maximum Deferred Administrative Charge for an increase will be determined on the effective date of the increase and will then be reduced in level amounts equal to .83% of the maximum Deferred Administrative Charge (or a 10% reduction of the maximum Deferred Administrative Charge on an annual basis) as Monthly Deductions are taken on the effective date of the increase and as of each succeeding Monthly Anniversary until 120 Monthly Deductions have been made after the effective date of the increase, when the Deferred Administrative
Charge on the increase will be reduced to zero.

For information concerning the method of deducting the Decrease Charge, see the discussion under the caption “Method of Deduction and Effect of Decrease
Charge”, commencing on page 35 of the Prospectus.

Monthly Deduction

Basic Monthly Administrative Charge. A basic monthly administrative charge of
$4.00 is deducted from Accumulated Value on the Contract Date and each Monthly
Anniversary as part of the Monthly Deduction.

Initial Monthly Administrative Charge. The Initial Monthly Administrative Charge
is deducted from Accumulated Value as part of the first 120 Monthly Deductions following Contract issuance, commencing with the Monthly Deduction(s) collected on the Contract Date. This monthly charge equals an amount per $1,000 of Face
Amount based upon the Insured’s Attained Age at Contract issuance and, except for Insureds with an Attained Age at Contract issuance under 20, upon whether the Insured is a smoker or a nonsmoker. The Initial Monthly Administrative
Charge per $1,000 of Face Amount is determined from Appendix E-3. As shown in
Appendix E-3, the Initial Monthly Administrative Charge is less for Contracts having a Face Amount at issuance that equals or exceeds $250,000.

If the Face Amount is increased, a separate Initial Monthly Administrative Charge will be deducted from Accumulated Value as part of the first 120 Monthly
Deductions after the increase beginning with the Monthly Anniversary on which the increase becomes effective. This separate Initial Monthly Administrative Charge will be determined in the same manner as for the initial Face Amount, except that the Insured’s Attained Age on the effective date of the increase will be used and the charge per $1,000 of Face Amount to be applied to the increase will be based on the amount of the entire new Face Amount after giving effect to the increase.

See the discussion under “Accumulated Value Charges - Decrease Charge -
Amount of Deferred Administrative Charge” in the Prospectus for application of the Deferred Administrative Charge to spouse riders.

The issuance expenses covered by the Initial Monthly Administrative Charge are the same expenses covered by the Deferred Administrative Charge included in the
Decrease Charge. We will not, however, be reimbursed twice for these expenses.
If a Contract lapses or is totally surrendered during the 10-year period when the Initial Monthly Administrative Charge applies, or if a requested decrease in
Face Amount occurs during the 10-year period when the Initial Monthly
Administrative Charge generally applies, the Initial Monthly Administrative Charge will, in effect, generally be “accelerated” and collected in the form of the Deferred Administrative Charge included in the Decrease Charge.

Because the Deferred Administrative Charge included in the Decrease Charge is in effect an “acceleration” of the Initial Monthly Administrative Charge, the
imposition of the Deferred Administrative Charge will generally eliminate or reduce the Initial Monthly Administrative Charge. If the Contract lapses or is totally surrendered during the 10-year period when the Initial Monthly
Administrative Charge applies so that the Decrease Charge is imposed, the
Initial Monthly Administrative Charge will not be collected. If the Face Amount is decreased at the Contract Owner’s request during this 10-year period so that the Decrease Charge (including the Deferred Administrative Charge) is imposed in part, the Initial Monthly Administrative Charge will be reduced because of the Deferred Administrative Charge imposed (being applied to reduce proportionately or eliminate the Initial Monthly Administrative Charge attributable to that portion of the Face Amount covered by the Decrease Charge).

If a Contract lapses and is then reinstated, the Initial Monthly Administrative
Charge will be reinstated until a total of 120 Monthly Deductions have been taken.
See “PAYMENT AND ALLOCATION OF PREMIUMS-Contract Lapse and Reinstatement”.

Cost of Insurance Rate

Under VUL 1 contracts, cost of insurance rates are based on the initial Face Amount and the gender, Attained Age and premium class of the Insured. The actual monthly cost of insurance rates will be based on our expectations as to future mortality experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the VUL 1 contract. These guaranteed rates are based on the Insured’s Attained Age and the 1980 Commissioners Standard Ordinary
Mortality Table. Any change in the cost of insurance rates will generally apply to all persons of the same Attained Age, gender and premium class. In general, the actual cost of insurance rate will be lower for VUL 1 contracts having a Face
Amount at issuance or after a requested increase that equals or exceeds $250,000.

Premium Class

Under VUL 1 contracts, Insureds were placed into standard premium classes and into substandard premium classes, which involve a higher mortality risk. In an otherwise identical VUL 1 contract, an Insured in the standard premium class will have a lower cost of insurance than an Insured in a premium class with higher mortality risks. The premium classes are also divided into two categories: smokers and nonsmokers. Nonsmoking Insureds will generally incur lower cost of insurance rates than Insureds who are classified as smokers. Any Insured with an Attained Age at issuance under 20 will not be classified initially as a smoker or nonsmoker and then will be classified as a smoker at Attained Age 20 unless the Insured provides satisfactory evidence that the Insured is a nonsmoker. (We will provide notice to the Contract Owner of the opportunity for the Insured to be classified as a nonsmoker when the Insured reaches Attained Age 20.)

Maturity Date

As long as VUL 1 contracts remain in force, VUL 1 contracts provide life insurance coverage on the named Insured up to the Insured’s Attained Age 96. The
Maturity Date under VUL 1 contracts is the Contract Anniversary on or next following the Insured’s 96th birthday. If the Insured is living on the
Maturity Date of the VUL 1 contract, we will pay the Accumulated Value for the
VUL 1 contract on the Maturity Date, reduced by any Contract Debt and any unpaid
Monthly Deductions and the VUL 1 contract will be terminated. The Maturity Date is shown in the VUL 1 contract.

Issue Age and Minimum Face Amounts

VUL 1 contracts were issued only on Insureds with an Attained Age of 80 or less and who provide satisfactory evidence of insurability. The Minimum Face Amount of a VUL 1 contract was $50,000 for Insureds with an Attained Age of 20 through
50, and $25,000 for all other Insureds. The Minimum Face Amount for a requested increase is $10,000 and a VUL 1 contract owner may not increase the Face Amount after the Insured’s Attained Age 80.

Ranges of Face Amounts

VUL 1 contracts have two ranges of Face Amounts: Face Amounts of less that
$250,000; and Face Amounts of $250,000 or more.

Death Benefit Guarantee Duration

For VUL 1 contracts, if sufficient premium payments have been made, the Death
Benefit Guarantee will apply until the latter of the Insured’s Attained Age
71 and the Attained Age of the Insured at the end of a period ranging from 6 to
31 years after the Date of Issue.

Other Provisions

Under VUL 1 contracts, a loan request must be made in a minimum amount of $100.

Sales and Other Agreements

For VUL 1 contracts with an initial Face Amount greater than or equal to
$1,000,000, during the first Contract Year after issue or following an increase in Face Amount, the commissions will be not more than 40% of the applicable
Death Benefit Guarantee Premium.

                                      APPENDIX E-1

                             Illustration of Death Benefits,
                       Accumulated Values and Cash Surrender Values
                                  For VUL 1 Contracts

The following tables illustrate how the Death Benefits, Accumulated Values and Cash
Surrender Values of a VUL 1 contract may change with the investment experience of the Variable Account. The tables show how the Death Benefits, Accumulated Values and Cash Surrender Values of a VUL 1 contract issued to an Insured of a given age
(who pays a Scheduled Premium of $1,000 ) would vary over time if the investment return on the assets held in each Portfolio of the Fund were a uniform, gross, after-tax annual rate of 0 percent, 6 percent and 12 percent. The tables on pages E-1(a) through E-1(h) illustrate a VUL 1 contract issued to a male age 35 in the nonsmoker premium class. The Death Benefits, Accumulated Values and Cash
Surrender Values would be lower if the Insured were in a substandard premium class or if the Insured were a smoker because the cost of insurance would be increased. Also, the Death Benefits, Accumulated Values and Cash Surrender
Values would be different from those shown if the gross annual investment returns averaged 0 percent, 6 percent and 12 percent over a period of years, but fluctuated above and below those averages for individual Contract Years.

The second column of the tables shows the Accumulated Value of the premiums paid at a 5% interest rate. The third and sixth columns illustrate the Death Benefit of a VUL 1 contract over the designated period. The fourth and seventh columns illustrate the Accumulated Value of the VUL 1 contract over the designated period.
(The Accumulated Value is the total amount held under a VUL 1 contract at any time.)
The fifth and eighth columns illustrate the Cash Surrender Value of a VUL 1 contract over the designated period. (The Cash Surrender Value is equal to the
Accumulated Value less any Decrease Charge, Contract Debt (assumed to be 0 in these illustrations) and unpaid Monthly Deductions (also assumed to be 0 in these illustrations).) The sixth through the eighth columns assume that throughout the life of the VUL 1 contract, the monthly charge for the cost of insurance is based on the current cost of insurance rates and the current
Mortality and Expense Risk Charge. The third through the fifth columns assume that the Mortality and Expense Risk Charge, the premium processing charge, and the monthly charge for the cost of insurance are based on the maximum level permitted under the VUL 1 contract. These maximum allowable cost of insurance rates are based on the 1980 Commissioners Standard Ordinary Mortality Table.

Because the Death Benefit values vary depending on the Death Benefit Option in effect, Option A and Option B are illustrated separately. (Option A provides for a Death Benefit equal to the greater of (a) the Face Amount plus the Accumulated
Value and (b) the applicable percentage of Accumulated Value and Option B provides for a Death Benefit equal to the greater of (a) the Face Amount and (b) the applicable percentage of Accumulated Value.)

Any amounts held in the Loan Account would not participate in the investment experience illustrated in these tables. Instead, such amounts will be credited with interest as described in the Prospectus in the section entitled, “CONTRACT
RIGHTS-Loan Privileges”.

The amounts shown for Death Benefits, Accumulated Values and Cash Surrender Values
for the VUL 1 contract reflect the fact that the net investment return of the
Subaccounts of the Variable Account is lower than the gross, after-tax return on the assets held in the Fund as a result of the advisory fee paid by the Fund and charges made against the Subaccounts. The values shown take into account the following fees and charges: the daily investment advisory fee paid by the Fund, which is assumed to be equivalent to an annual rate of .46% of the aggregate average daily net assets of the Fund, based on the following fees: Growth (0.40%); High
Yield (0.40%); Income (0.40%); Money Market (0.40%); Opportunity Growth (0.40%);
Mid Cap Growth (0.40%); and World Growth (0.85%); and the daily charge to each
Subaccount for assuming mortality and expense risks, which is equivalent to a charge at an annual current rate of .60% of the average assets of the
Subaccounts and which is guaranteed never to exceed an annual rate of .75%.
After deduction of these amounts, the illustrated gross annual investment rates of return 0%, 6% and 12% correspond to (a) net annual rates of -1.21%, 4.79% and
10.79%, respectively, assuming an advisory fee of .46% and a Mortality and
Expense Risk Charge of .75% and (b) net annual rates of -1.06%, 4.94% and
10.94%, respectively, assuming an advisory fee of .46% and a Mortality and
Expense Risk Charge of .60%.

The amounts shown for Death Benefits, Accumulated Values and Cash Surrender Values
do not reflect a deduction for operating expenses of the Fund, other than the investment advisory fee, because AAL and LBVIP have agreed to reimburse the Fund for these operating expenses pursuant to a separate written agreement (the
“Expense Reimbursement Agreement”). For the fiscal year of the Fund ended
December 31, 2000, the Fund was reimbursed approximately $3,897,115 for such operating expenses. The Expense Reimbursement Agreement could be terminated at any time by the mutual agreement of the Fund, AAL and LBVIP, but the Fund, AAL and LBVIP
currently contemplate that the Expense Reimbursement Agreement will continue so long as the Fund remains in existence. If the Expense Reimbursement Agreement were terminated, the Fund would be required to pay these operating expenses, which would reduce the net investment return on the shares of the Fund held by the Subaccounts of the Variable Account.

The hypothetical values shown in the tables do not reflect any charges for Federal income taxes attributable to the Variable Account because AAL does not currently make any such charges. However, such charges may be made in the future and, in that event, the gross annual investment return would have to exceed 0%, 6% or 12% by an amount sufficient to cover the tax charges in order to produce the Death
Benefits and values illustrated. (See section entitled “FEDERAL TAX
MATTERS” in the Prospectus.)

The tables illustrate the VUL 1 contract values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all
Net Premiums are allocated to the Variable Account and if no Contract loans have been made. The tables are also based on the assumptions that the Contract Owner has not requested an increase or decrease in the Face Amount, that no partial surrenders have been made and that no transfers above two have been made in any
Contract Year.

Upon request, we will provide a comparable illustration based upon the proposed
Insured’s age, gender (except for Contracts issued in the state of Montana)
and premium class, the Death Benefit Option, Face Amount, Scheduled Premium and
any available riders requested. Montana has enacted legislation that requires that cost of insurance rates applicable to Contracts purchased in Montana cannot vary on the basis of the insured’s gender.

                                    AID ASSOCIATION FOR LUTHERANS
                     FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE TO AGE 96
         Male Issue Age: 35; Nonsmoker, $1,000.00 Annual Premium, $100,000 Face Amount
                           Option A-Varying Death Benefit Option
                Assumed Hypothetical Gross Annual Investment Rate of Return:  0%
     [1]        [2]         [3]        [4]          [5]           [6]        [7]          [8]
              Premiums     Assuming Guaranteed Costs (1)(2)      Assuming Current Costs (1)(2)
              Accumul.     --------------------------------      --------------------------------
     End of   at 5%                               Cash                                  Cash
     Cont.    Interest    Death     Accumulated   Surrender     Death     Accumulated   Surrender
     Year     Per Year    Benefit   Value         Value         Benefit   Value         Value
     ------   --------    -------   -----------   ---------     -------   -----------   ---------
       1      1,050       100,674       674          62         100,712       712         100
       2      2,152       101,329     1,329         765         101,406     1,406         842
       3      3,310       101,965     1,965       1,449         102,080     2,080       1,564
       4      4,525       102,580     2,580       2,112         102,735     2,735       2,267
       5      5,801       103,176     3,176       2,756         103,371     3,371       2,951
       6      7,142       103,754     3,754       3,418         103,989     3,989       3,653
       7      8,549       104,300     4,300       4,048         104,588     4,588       4,336
       8     10,026       104,828     4,828       4,660         105,169     5,169       5,001
       9     11,577       105,326     5,326       5,242         105,732     5,732       5,648
      10     13,206       105,794     5,794       5,794         106,277     6,277       6,277
      11     14,917       106,280     6,280       6,280         106,841     6,841       6,841
      12     16,712       106,725     6,725       6,725         107,374     7,374       7,374
      13     18,598       107,141     7,141       7,141         107,878     7,878       7,878
      14     20,578       107,516     7,516       7,516         108,353     8,353       8,353
      15     22,657       107,851     7,851       7,851         108,788     8,788       8,788
      16     24,840       108,146     8,146       8,146         109,182     9,182       9,182
      17     27,132       108,391     8,391       8,391         109,537     9,537       9,537
      18     29,539       108,573     8,573       8,573         109,852     9,852       9,852
      19     32,065       108,693     8,693       8,693         110,104    10,104      10,104
      20     34,719       108,741     8,741       8,741         110,294    10,294      10,294
      Age
      60     50,113       107,732     7,732       7,732         110,126    10,126      10,126
      65     69,760       103,669     3,669       3,669         107,766     7,766       7,766
      70     94,836       100,000         0           0 *       102,146     2,146       2,146
      72    106,709             0         0           0               0         0           0

(1)  Assumes a  $1,000.00 premium is paid at the beginning of each Contract
Year.  Values will be different if premiums are paid with a different frequency or in different amounts.

(2)  Assumes that no Contract loans or partial surrenders have been made.
Excessive loans or withdrawals may cause the VUL 1 contract to lapse because of insufficient Cash Surrender Value.

*  Based on (1) and (2) above, the Death Benefit Guarantee is in effect to
Attained Age 71.  Therefore, the VUL 1 contract remains in force even though the Cash Surrender Value is zero.  The $1,000.00 premium illustrated is greater than the Death Benefit Guarantee Premium for this VUL 1 contract.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by a Contract
Owner, and the different investment returns for the Fund.  The Death Benefit
Accumulated Value and Cash Surrender Value for a VUL 1 contract would be different from those shown above if the actual investment results applicable to the VUL 1 contract average 0% over a period of years, but also fluctuated above or below the average for individual Contract Years.  No representation can be made by us or by the Fund that these hypothetical returns can be achieved for any one year, or sustained over any one year, or sustained over any period of time.

                                   AID ASSOCIATION FOR LUTHERANS
                     FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE TO AGE 96
         Male Issue Age: 35; Nonsmoker, $1,000.00 Annual Premium, $100,000 Face Amount
                           Option B-Level Death Benefit Option
                Assumed Hypothetical Gross Annual Investment Rate of Return:  0%
     [1]        [2]         [3]        [4]          [5]           [6]        [7]          [8]
              Premiums    Assuming  Guaranteed Costs (1)(2)     Assuming Current Costs (1)(2)
              Accumul.    --------------------------------      ---------------------------------
     End of   at 5%                               Cash                                  Cash
     Cont.    Interest    Death     Accumulated   Surrender     Death     Accumulated   Surrender
     Year     Per Year    Benefit   Value         Value         Benefit   Value         Value
     ------   --------    -------   -----------   ---------     -------   -----------   ---------
       1       1,050       100,000       676          64         100,000        713         101
       2       2,152       100,000     1,333         769         100,000      1,409         845
       3       3,310       100,000     1,972       1,456         100,000      2,086       1,570
       4       4,525       100,000     2,594       2,126         100,000      2,746       2,278
       5       5,801       100,000     3,197       2,777         100,000      3,389       2,969
       6       7,142       100,000     3,783       3,447         100,000      4,014       3,678
       7       8,549       100,000     4,340       4,088         100,000      4,623       4,371
       8      10,026       100,000     4,881       4,713         100,000      5,215       5,047
       9      11,577       100,000     5,394       5,310         100,000      5,791       5,707
      10      13,206       100,000     5,880       5,880         100,000      6,351       6,351
      11      14,917       100,000     6,388       6,388         100,000      6,932       6,932
      12      16,712       100,000     6,857       6,857         100,000      7,487       7,487
      13      18,598       100,000     7,301       7,301         100,000      8,015       8,015
      14      20,578       100,000     7,709       7,709         100,000      8,518       8,518
      15      22,657       100,000     8,080       8,080         100,000      8,985       8,985
      16      24,840       100,000     8,416       8,416         100,000      9,416       9,416
      17      27,132       100,000     8,707       8,707         100,000      9,813       9,813
      18      29,539       100,000     8,942       8,942         100,000     10,175      10,175
      19      32,065       100,000     9,121       9,121         100,000     10,481      10,481
      20      34,719       100,000     9,235       9,235         100,000     10,734      10,734
      Age
      60      50,113       100,000     8,661       8,661         100,000     11,004      11,004
      65      69,760       100,000     5,147       5,147         100,000      9,267       9,267
      70      94,836       100,000         0           0 *       100,000      4,287       4,287
      73     113,095             0         0           0               0          0           0

(1)  Assumes a $1,000.00 premium is paid at the beginning of each Contract
Year.  Values will be different if premiums are paid with a different frequency or in different amounts.

(2)  Assumes that no Contract loans or partial surrenders have been made.
Excessive loans or withdrawals may cause the VUL 1 contract to lapse because of insufficient Cash Surrender Value.

*  Based on (1) and (2) above, the Death Benefit Guarantee is in effect to
Attained Age 71.  Therefore, the VUL 1 contract remains in force even though the Cash Surrender Value is zero.  The $1,000.00 premium illustrated is greater than the Death Benefit Guarantee Premium for this VUL 1 contract.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by a Contract
Owner, and the different investment returns for the Fund.  The Death Benefit,
Accumulated Value and Cash Surrender Value for a VUL 1 contract would be different from those shown above if the actual investment results applicable to the VUL 1 contract average 0% over a period of years, but also fluctuated above or below the average for individual Contract Years.  No representation can be made by us or by the Fund that these hypothetical returns can be achieved for any one year, or sustained over any one year, or sustained over any period of time.

                                   AID ASSOCIATION FOR LUTHERANS
                     FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE TO AGE 96
         Male Issue Age: 35; Nonsmoker, $1,000.00 Annual Premium, $100,000 Face Amount
                           Option A-Varying Death Benefit Option
                Assumed Hypothetical Gross Annual Investment Rate of Return:  6%
     [1]       [2]          [3]        [4]          [5]           [6]        [7]          [8]
              Premiums    Assuming Guaranteed Costs (1)(2)      Assuming Current Costs (1)(2)
              Accumul.    --------------------------------      ---------------------------------
     End of   at 5%                               Cash                                  Cash
     Cont.    Interest    Death     Accumulated   Surrender     Death     Accumulated   Surrender
     Year     Per Year    Benefit   Value         Value         Benefit   Value         Value
     ------   --------    -------   -----------   ---------     -------   -----------   ---------
       1       1,050     100,723        723         111         100,762        762         150
       2       2,152     101,469      1,469         905         101,550      1,550         986
       3       3,310     102,238      2,238       1,722         102,364      2,364       1,848
       4       4,525     103,031      3,031       2,563         103,206      3,206       2,738
       5       5,801     103,851      3,851       3,431         104,078      4,078       3,658
       6       7,142     104,698      4,698       4,362         104,981      4,981       4,645
       7       8,549     105,560      5,560       5,308         105,916      5,916       5,664
       8      10,026     106,452      6,452       6,284         106,884      6,884       6,716
       9      11,577     107,362      7,362       7,278         107,889      7,889       7,805
      10      13,206     108,291      8,291       8,291         108,931      8,931       8,931
      11      14,917     109,289      9,289       9,289         110,049     10,049      10,049
      12      16,712     110,298     10,298      10,298         111,197     11,197      11,197
      13      18,598     111,331     11,331      11,331         112,378     12,378      12,378
      14      20,578     112,377     12,377      12,377         113,593     13,593      13,593
      15      22,657     113,436     13,436      13,436         114,831     14,831      14,831
      16      24,840     114,510     14,510      14,510         116,094     16,094      16,094
      17      27,132     115,585     15,585      15,585         117,382     17,382      17,382
      18      29,539     116,651     16,651      16,651         118,697     18,697      18,697
      19      32,065     117,707     17,707      17,707         120,015     20,015      20,015
      20      34,719     118,740     18,740      18,740         121,338     21,338      21,338
      Age
      60      50,113     123,317     23,317      23,317         127,782     27,782      27,782
      65      69,760     125,529     25,529      25,529         133,444     33,444      33,444
      70      94,836     122,242     22,242      22,242         136,767     36,767      36,767
      75     126,839     108,018      8,018       8,018         134,556     34,556      34,556

(1)  Assumes a $1,000.00 premium is paid at the beginning of each Contract
Year.  Values will be different if premiums are paid with a different frequency or in different amounts.

(2)  Assumes that no Contract loans or partial surrenders have been made.
Excessive loans or withdrawals may cause the VUL 1 contract to lapse because of insufficient Cash Surrender Value.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by a Contract
Owner, and the different investment returns for the Fund.  The Death Benefit,
Accumulated Value and Cash Surrender Value for a VUL 1 contract would be different from those shown above if the actual investment results applicable to the VUL 1 contract average 0% over a period of years, but also fluctuated above or below the average for individual Contract Years.  No representation can be made by us or by the Fund that these hypothetical returns can be achieved for any one year, or sustained over any one year, or sustained over any period of time.

                                   AID ASSOCIATION FOR LUTHERANS
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE TO AGE 96
        Male Issue Age: 35; Nonsmoker, $1,000.00 Annual Premium, $100,000 Face Amount
                           Option B-Level Death Benefit Option
               Assumed Hypothetical Gross Annual Investment Rate of Return:   6%
     [1]        [2]         [3]        [4]          [5]           [6]        [7]          [8]
              Premiums     Assuming Guaranteed Costs (1)(2)     Assuming Current Costs (1)(2)
              Accumul.     --------------------------------     ---------------------------------
     End of   at 5%                               Cash                                  Cash
     Cont.    Interest    Death     Accumulated   Surrender     Death     Accumulated   Surrender
     Year     Per Year    Benefit   Value         Value         Benefit   Value         Value
     ------   --------    -------   -----------   ---------     -------   -----------   ---------
       1       1,050       100,000       724         112         100,000        763         151
       2       2,152       100,000     1,473         909         100,000      1,553         989
       3       3,310       100,000     2,247       1,731         100,000      2,372       1,856
       4       4,525       100,000     3,048       2,580         100,000      3,220       2,752
       5       5,801       100,000     3,877       3,457         100,000      4,100       3,680
       6       7,142       100,000     4,736       4,400         100,000      5,014       4,678
       7       8,549       100,000     5,614       5,362         100,000      5,963       5,711
       8      10,026       100,000     6,526       6,358         100,000      6,949       6,781
       9      11,577       100,000     7,462       7,378         100,000      7,975       7,891
      10      13,206       100,000     8,422       8,422         100,000      9,043       9,043
      11      14,917       100,000     9,459       9,459         100,000     10,194      10,194
      12      16,712       100,000    10,516      10,516         100,000     11,383      11,383
      13      18,598       100,000    11,606      11,606         100,000     12,613      12,613
      14      20,578       100,000    12,721      12,721         100,000     13,886      13,886
      15      22,657       100,000    13,863      13,863         100,000     15,196      15,196
      16      24,840       100,000    15,033      15,033         100,000     16,544      16,544
      17      27,132       100,000    16,225      16,225         100,000     17,935      17,935
      18      29,539       100,000    17,429      17,429         100,000     19,371      19,371
      19      32,065       100,000    18,649      18,649         100,000     20,836      20,836
      20      34,719       100,000    19,877      19,877         100,000     22,334      22,334
      Age
      60      50,113       100,000    26,065      26,065         100,000     30,286      30,286
      65      69,760       100,000    31,705      31,705         100,000     39,147      39,147
      70      94,836       100,000    35,273      35,273         100,000     48,946      48,946
      75     126,839       100,000    33,502      33,502         100,000     59,656      59,656

(1)  Assumes a $1,000.00 premium is paid at the beginning of each Contract
Year.  Values will be different if premiums are paid with a different frequency or in different amounts.

(2)  Assumes that no Contract loans or partial surrenders have been made.
Excessive loans or withdrawals may cause the VUL 1 contract to lapse because of insufficient Cash Surrender Value.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by a Contract
Owner, and the different investment returns for the Fund.  The Death Benefit,
Accumulated Value and Cash Surrender Value for a VUL 1 contract would be different from those shown above if the actual investment results applicable to the VUL 1 contract average 0% over a period of years, but also fluctuated above or below the average for individual Contract Years.  No representation can be made by us or by the Fund that these hypothetical returns can be achieved for any one year, or sustained over any one year, or sustained over any period of time.

                                   AID ASSOCIATION FOR LUTHERANS
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE TO AGE 96
        Male Issue Age: 35; Nonsmoker, $1,000.00 Annual Premium, $100,000 Face Amount
                           Option A-Varying Death Benefit Option
               Assumed Hypothetical Gross Annual Investment Rate of Return:  12%
     [1]        [2]         [3]        [4]          [5]           [6]        [7]          [8]
              Premiums     Assuming Guaranteed Costs (1)(2)     Assuming Current Costs (1)(2)
              Accumul.     --------------------------------     ---------------------------------
     End of   at 5%                               Cash                                  Cash
     Cont.    Interest    Death     Accumulated   Surrender     Death     Accumulated   Surrender
     Year     Per Year    Benefit   Value         Value         Benefit   Value         Value
     ------   --------    -------   -----------   ---------     -------   -----------   ---------
       1       1,050     100,771        771         159         100,812        812         200
       2       2,152     101,614      1,614       1,050         101,700      1,700       1,136
       3       3,310     102,535      2,535       2,019         102,673      2,673       2,157
       4       4,525     103,542      3,542       3,074         103,739      3,739       3,271
       5       5,801     104,646      4,646       4,226         104,910      4,910       4,490
       6       7,142     105,856      5,856       5,520         106,196      6,196       5,860
       7       8,549     107,171      7,171       6,919         107,610      7,610       7,358
       8      10,026     108,616      8,616       8,448         109,166      9,167       8,999
       9      11,577     110,191     10,191      10,107         110,880     10,880      10,796
      10      13,206     111,911     11,911      11,911         112,769     12,769      12,769
      11      14,917     113,842     13,842      13,842         114,890     14,890      14,890
      12      16,712     115,943     15,943      15,943         117,218     17,218      17,218
      13      18,598     118,246     18,246      18,246         119,775     19,775      19,775
      14      20,578     120,760     20,760      20,760         122,586     22,586      22,586
      15      22,657     123,507     23,507      23,507         125,668     25,668      25,668
      16      24,840     126,513     26,513      26,513         129,048     29,048      29,048
      17      27,132     129,793     29,793      29,793         132,761     32,761      32,761
      18      29,539     133,363     33,363      33,363         136,842     36,842      36,842
      19      32,065     137,256     37,256      37,256         141,306     41,306      41,306
      20      34,719     141,493     41,493      41,493         146,196     46,196      46,196
      Age
      60      50,113     169,079     69,079      69,079         178,588     78,588      78,588
      65      69,760     211,045    111,045     111,045         230,109    130,109     130,109
      70      94,836     274,151    174,151     174,151         312,275    212,275     212,275
      75     126,839     368,096    268,096     268,096         443,079    343,079     343,079

(1)  Assumes a $1,000.00 premium is paid at the beginning of each Contract
Year.  Values will be different if premiums are paid with a different frequency or in different amounts.

(2)  Assumes that no Contract loans or partial surrenders have been made.
Excessive loans or withdrawals may cause the VUL 1 contract to lapse because of insufficient Cash Surrender Value.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by a Contract
Owner, and the different investment returns for the Fund.  The Death Benefit,
Accumulated Value and Cash Surrender Value for a VUL 1 contract would be different from those shown above if the actual investment results applicable to the VUL 1 contract average 0% over a period of years, but also fluctuated above or below the average for individual Contract Years.  No representation can be made by us or by the Fund that these hypothetical returns can be achieved for any one year, or sustained over any one year, or sustained over any period of time.

                                   AID ASSOCIATION FOR LUTHERANS
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE TO AGE 96
        Male Issue Age: 35; Nonsmoker, $1,000.00 Annual Premium, $100,000 Face Amount
                           Option B-Level Death Benefit Option
               Assumed Hypothetical Gross Annual Investment Rate of Return:  12%
     [1]        [2]         [3]        [4]          [5]           [6]        [7]          [8]
              Premiums     Assuming Guaranteed Costs (1)(2)     Assuming Current Costs (1)(2)
              Accumul.     --------------------------------     ---------------------------------
     End of   at 5%                               Cash                                  Cash
     Cont.    Interest    Death     Accumulated   Surrender     Death     Accumulated   Surrender
     Year     Per Year    Benefit   Value         Value         Benefit   Value         Value
     ------   --------    -------   -----------   ---------     -------   -----------   ---------
       1       1,050       100,000       773         161         100,000        813         201
       2       2,152       100,000     1,619       1,055         100,000      1,704       1,140
       3       3,310       100,000     2,545       2,029         100,000      2,682       2,166
       4       4,525       100,000     3,561       3,093         100,000      3,756       3,288
       5       5,801       100,000     4,677       4,257         100,000      4,937       4,517
       6       7,142       100,000     5,904       5,568         100,000      6,239       5,903
       7       8,549       100,000     7,244       6,992         100,000      7,673       7,421
       8      10,026       100,000     8,720       8,552         100,000      9,257       9,089
       9      11,577       100,000    10,336      10,252         100,000     11,006      10,922
      10      13,206       100,000    12,110      12,110         100,000     12,940      12,940
      11      14,917       100,000    14,110      14,110         100,000     15,119      15,119
      12      16,712       100,000    16,302      16,302         100,000     17,523      17,523
      13      18,598       100,000    18,719      18,719         100,000     20,176      20,176
      14      20,578       100,000    21,376      21,376         100,000     23,110      23,110
      15      22,657       100,000    24,304      24,304         100,000     26,347      26,347
      16      24,840       100,000    27,535      27,535         100,000     29,924      29,924
      17      27,132       100,000    31,097      31,097         100,000     33,883      33,883
      18      29,539       100,000    35,024      35,024         100,000     38,271      38,271
      19      32,065       100,000    39,361      39,361         100,000     43,124      43,124
      20      34,719       100,000    44,154      44,154         100,000     48,504      48,504
      Age
      60      50,113       103,597    77,311      77,311         115,002     85,822      85,822
      65      69,760       161,624   132,478     132,478         180,619    148,048     148,048
      70      94,836       257,419   221,913     221,913         290,722    250,622     250,622
      75     126,839       393,463   367,722     367,722         449,832    420,403     420,403

(1)  Assumes a $1,000.00 premium is paid at the beginning of each Contract
Year.  Values will be different if premiums are paid with a different frequency or in different amounts.

(2)  Assumes that no Contract loans or partial surrenders have been made.
Excessive loans or withdrawals may cause the VUL 1 contract to lapse because of insufficient Cash Surrender Value.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by a Contract
Owner, and the different investment returns for the Fund.  The Death Benefit,
Accumulated Value and Cash Surrender Value for a VUL 1 contract would be different from those shown above if the actual investment results applicable to the VUL 1 contract average 0% over a period of years, but also fluctuated above or below the average for individual Contract Years.  No representation can be made by us or by the Fund that these hypothetical returns can be achieved for any one year, or sustained over any one year, or sustained over any period of time.

                                  APPENDIX E-2

                        DEFERRED ADMINISTRATIVE CHARGES
                            PER $1,000 OF FACE AMOUNT
                                VUL 1 CONTRACTS

The following tables include the maximum Deferred Administrative Charge Per $1,000 of Face Amount that apply under a VUL 1 contract. The specific maximum charge applicable to a VUL 1 contract at issuance can be determined from the attached tables based upon the initial Face Amount, the Insured’s Attained Age at VUL
1 contract issuance, and, except for Insured’s with an Attained Age under 20, whether the Insured is a smoker or nonsmoker. For an Insured with an Attained Age under 20, reference should be made to the column entitled “Standard” in each table, rather than to the columns entitled “Smoker” or
“Nonsmoker”.

In general, the maximum Deferred Administrative Charge applicable to a VUL 1 contract is determined from Table 1. The lower maximum charges shown in Table 2 apply to VUL 1 contracts with a Face Amount that equals or exceeds $250,000 at issuance. Subsequent requested increases in Face Amount result in a total Face
Amount that equals or exceeds $250,000 will qualify for the lower maximum charges shown in Table 2.

If the Face Amount is increased, an additional Deferred Administrative Charge will be calculated for the increase in an amount determined in the same manner as for the initial Face Amount, except that the Insured’s Attained Age on the effective date of the increase and the resulting total Face Amount will be used.

The Deferred Administrative Charge does not apply to spouse riders.

As described in the Prospectus in the section entitled “CHARGES AND
DEDUCTIONS-Accumulated Value Charges-Decrease Charge”, the sum of the
Deferred Administrative Charge and the Contingent Deferred Sales Charge will equal the Decrease Charge.

                                     TABLE 1
                       FACE AMOUNTS OF LESS THAN $250,000

                                Maximum Deferred
                 Administrative Charges Per $1,000 of Face Amount

     Attained Age at Date of Issuance      Standard
     or Effective Date of Requested     (Attained Age
     Increase, As Appropriate              under 20)     Smoker    Nonsmoker
     --------------------------------    ------------    ------    ---------
                   0-4                      $3.60
                   5-9                      $3.60
                 10-14                      $4.80
                 15-19                      $4.80
                 20-24                                    $6.00      $4.80
                 25-29                                    $6.00      $4.80
                 30-34                                    $7.20      $4.80
                 35-39                                    $7.20      $4.80
                 40-44                                    $7.20      $6.00
                 45-49                                    $8.40      $6.00
                 50-54                                    $8.40      $7.20
                 55-59                                    $8.40      $7.20
                 60-64                                    $8.40      $8.40
                 65-69                                    $8.40      $8.40
                 70-74                                    $8.40      $8.40
                 75-80                                    $8.40      $8.40

                                     TABLE 2
                         FACE AMOUNTS OF $250,000 OR MORE

                                Maximum Deferred
                 Administrative Charges Per $1,000 of Face Amount

     Attained Age at Date of Issuance      Standard
     or Effective Date of Requested     (Attained Age
     Increase, As Appropriate              under 20)     Smoker    Nonsmoker
     --------------------------------    ------------    ------    ---------
                   0-4                      $2.40
                   5-9                      $3.60
                 10-14                      $3.60
                 15-19                      $3.60
                 20-24                                    $4.80      $3.60
                 25-29                                    $4.80      $3.60
                 30-34                                    $6.00      $3.60
                 35-39                                    $6.00      $3.60
                 40-44                                    $6.00      $4.80
                 45-49                                    $6.00      $4.80
                 50-54                                    $6.00      $6.00
                 55-59                                    $6.00      $6.00
                 60-64                                    $6.00      $6.00
                 65-69                                    $6.00      $6.00
                 70-74                                    $6.00      $6.00
                 75-80                                    $6.00      $6.00

                                     APPENDIX E-3

                          Initial Monthly Administrative Charges
                             Per $1,000 of Face Amount
                                  VUL 1 Contracts

The following tables include the Initial Monthly Administrative Charge for $1,000 of Face Amount that apply under a VUL 1 contract. The specific charge applicable to a VUL 1 contract at issuance can be determined from the attached tables based upon the initial Face Amount, the Insured’s Attained Age at contract issuance, and, except for Insureds with an Attained Age under 20, whether the Insured is a smoker or nonsmoker. For an Insured with an Attained Age under 20, reference should be made to the column entitled “Standard” in each table, rather than to the columns entitled “Smoker” or “Nonsmoker”.

In general, the Initial Monthly Administrative Charge applicable to a VUL 1 contract is determined from Table 1. The lower charges shown in Table 2 apply to contracts with a Face Amount that equals or exceeds $250,000 at issuance. Subsequent increases in Face Amount that result in a total Free Amount that equals or exceeds
$250,000, will qualify for the lower charges shown in Table 2.

If the Face Amount is increased, an additional Initial Monthly Administrative
Charge will be calculated for the increase in an amount determined in the same manner as for the initial Face Amount, except that the Insured’s Attained
Age on the effective date of the increase and the resulting total Face Amount will be used.

If a spouse rider providing life insurance benefits on the Insured’s spouse is included in the original contract or added subsequently, an additional Initial
Monthly Administrative Charge will be calculated for the spouse rider in an amount determined in the same manner as for the initial Face Amount, except that the spouse’s Attained Age and smoker or nonsmoker status on the effective date of the rider will be used. For a spouse with an Attained Age under 20, reference should be made to the column entitled “Standard”, rather than to the columns entitled “Smoker” or “Nonsmoker”. Spouse riders do
not qualify for the lower rates in Table 2.

                                     TABLE 1
                         FACE AMOUNTS OF LESS THAN $250,000

                      Initial Monthly Administrative Charges
                           Per $1,000 of Face Amount

     Attained Age at Date of Issuance     Standard
     or Effective Date of Requested     (Attained Age
     Increase, As Appropriate              under 20)     Smoker    Nonsmoker
     --------------------------------    ------------    ------    ---------
                   0-4                      $0.03
                   5-9                      $0.03
                 10-14                      $0.04
                 15-19                      $0.04
                 20-24                                    $0.05      $0.04
                 25-29                                    $0.05      $0.04
                 30-34                                    $0.06      $0.04
                 35-39                                    $0.06      $0.04
                 40-44                                    $0.06      $0.05
                 45-49                                    $0.07      $0.05
                 50-54                                    $0.07      $0.06
                 55-59                                    $0.07      $0.06
                 60-64                                    $0.07      $0.07
                 65-69                                    $0.07      $0.07
                 70-74                                    $0.07      $0.07
                 75-80                                    $0.07      $0.07

                                     TABLE 2
                         FACE AMOUNTS OF $250,000 OR MORE

                      Initial Monthly Administrative Charges
                           Per $1,000 of Face Amount

     Attained Age at Date of Issuance     Standard
     or Effective Date of Requested     (Attained Age
     Increase, As Appropriate              under 20)     Smoker    Nonsmoker
     --------------------------------    ------------    ------    ---------
                   0-4                      $0.02
                   5-9                      $0.03
                 10-14                      $0.03
                 15-19                      $0.03
                 20-24                                    $0.04      $0.03
                 25-29                                    $0.04      $0.03
                 30-34                                    $0.05      $0.03
                 35-39                                    $0.05      $0.03
                 40-44                                    $0.05      $0.04
                 45-49                                    $0.05      $0.04
                 50-54                                    $0.05      $0.05
                 55-59                                    $0.05      $0.05
                 60-64                                    $0.05      $0.05
                 65-69                                    $0.05      $0.05
                 70-74                                    $0.05      $0.05
                 75-80                                    $0.05      $0.05

                                    Part II

                                  UNDERTAKINGS

Undertaking required by Section 26(e)(1) of the Investment Company Act of 1940.

Aid Association for Lutherans (“AAL”) hereby represents that, as to the flexible premium variable life contracts that are the subject of this registration statement, File Number 333-_____, that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by AAL.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

The general form of Prospectus, consisting of 144 pages.

Representations, descriptions, and undertakings pursuant to Rule 6e-3(T) under the Investment Company Act of 1940 (the "1940 Act).  (2)

The signatures (including Power of Attorney).

Written consents of the following persons:

     Actuary - filed as Exhibit 6.  (4)
     Accountant - filed as Exhibit 10.  (4)
     Counsel - filed as Exhibit 11.  (4)

The following exhibits:

1.  The following exhibits correspond to those required by paragraph A of the istructions as to exhibits in Form N-8B-2:

    A. (1)  Resolutions of Board of Directors of Lutheran Brotherhood ("LB")
            establishing the LB Variable Insurance Account I ("the
            Account").  (2)

       (2)  Not Applicable.

       (3)  (a)  Form of Distribution Agreement between Lutheran Brotherhood
                 Securities Corp. ("LBSC") and AAL.  (4)

            (b)  Form of Agreement between LBSC and General Agent with respect to the sale of the Contracts.  (2)

            (c)  Form of Agreement between LBSC and Registered
                 Representative with respect to the sale of the
                 Contracts.  (2)

            (d)  Schedules of sales commissions.  (2)

       (4)  Not Applicable.

       (5)  (a)  Form of Contract.  (1)(2)

            (b)  Available Contract Riders.  (1)(2)

       (6)  Articles of Incorporation and Bylaws of AAL.  (3)

       (7)  Not Applicable.

       (8)  See Exhibit 1.A.(3)(a).  (2)

       (9)  Not Applicable.

       (10) Contract Application Form.  (2)

2.  Opinion of Counsel as to the legality of the securities being registered.  (4)

3.  None.

4.  Not Applicable.

5.  Not Applicable.

6.  Actuarial Opinion and Consent.  (4)

7.  Actuarial basis of cash value adjustment pursuant to Rule
    6e-3(T)(b)(13)(v)(B) under the 1940 Act.  (2)

8.  Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(ii) under the 1940
    Act.  (2)

9.  Pursuant to Rule 6e-3(T)(b)(13)(iii)(F)(3) under the 1940 Act, brief description of methodology used to support the representation made regarding the level of the Mortality Risk Charge and the Expense Risk Charge pursuant to Rule
    6e-3(T)(b)(13)(iii)(F)(2) under the 1940 Act.   (2)

10. Accountants' Consent.  (4)

11. Counsel Consent.  (4)

12. Powers of Attorney.  (4)

________________

(1) Incorporated by reference from post-effective amendment No. 5 to the registration statement on Form S-6 of LB Variable
Insurance Account I, Registration No. 33-72386, filed on February 28, 1997.

(2)  Incorporated by reference from post-effective amendment No. 7 to the registration statement on Form S-6 of LB Variable
Insurance Account I, Registration No. 33-72386, filed  on April 29, 1998.

(3)  Incorporated by reference from post effective amendment No. 8 to the registration statement on Form N-4 of AAL Variable
Annuity Account I, Registration No. 33-82054, filed on April 20, 2000.

(4)  Filed herewith.

                                     SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota on the 2nd day of January, 2002.

                                          LB VARIABLE INSURANCE ACCOUNT I
                                                  (Registrant)

                                          By  AID ASSOCIATION FOR LUTHERANS
                                                 (Depositor)

                                          By               *
                                             ---------------------------------
                                              Bruce J. Nicholson, President
                                              and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, the Depositor has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota on
the 2nd day of January, 2002.

                                          AID ASSOCIATION FOR LUTHERANS
                                              (Depositor)

                                          By                *
                                            ---------------------------------
                                              Bruce J. Nicholson, President
                                              and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration
Statement has been signed on the 2nd day ofJanuary, 2002 by the following directors and officers of Depositor in the capacities indicated:

                   *                President and Chief Executive Officer
     ----------------------------     (Chief Executive Officer)
     Bruce J. Nicholson

                   *                Principal Financial and Accounting
     ----------------------------     Officer
     Lawrence W. Stranghoener

         A Majority of the Board of Directors:*

     Richard E. Beumer            John P. McDaniel
     Dr. Addie J. Butler          Paul W. Middeke
     Elizabeth A. Duda            Bruce J. Nicholson
     John O. Gilbert              Robert B. Peregrine
     Gary J. Greenfield           Paul D. Schrage
     Robert H. Hoffman            Dr. Kurt M. Senske
     James M. Hushagen            Dr. Albert K. Siu
     Richard C. Kessler           Roger G. Wheeler
     Richard C. Lundell           Thomas R. Zehnder

* John C. Bjork, by signing his name hereto, does hereby sign this document on behalf of each of the above-named directors and officers of Aid Association for
Lutherans pursuant to a power of attorney duly executed by such persons and filed herewith.

                                           By: /s/ John C. Bjork
                                              ---------------------------------
                                              John C. Bjork, Attorney-in-Fact

                        LB VARIABLE INSURANCE ACCOUNT I

                              INDEX TO EXHIBITS

  Exhibit
  Number                  Exhibit
  ---------               -------

Ex-99.A3A                Form of Distribuiton Agreement between Lutheran
                         Brotherhood Securities Corp. ("LBSC") and AAL.

Ex-99.A3B                Form of Selling Agreement between LBSC and AAL
                         Capital Management Corporation.

Ex-99.C6                 Actuarial Opinion and Consent.

Ex-99.C1                 Consent of PricewaterhouseCoopers LLP.

Ex-99.C1                 Consent of Ernst & Young LLP.

Ex-99.2                  Opinion of Counsel as to the legality of the
                         securities being registered (including written
                         consent).

Ex-24                    Powers of Attorney.